As filed with the Securities and Exchange Commission on August 27, 2012

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

WESTERN ALLIANCE BANCORPORATION

(Exact name of Registrant as specified in its charter)

Nevada	6022	88-0365922
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Western Alliance Bancorporation

One E. Washington Street

Phoenix, AZ 85004

Telephone: (602) 389-3500

(Name, address and telephone of principal executive offices)

Robert Sarver

Chairman, Chief Executive Officer

One E. Washington Street

Phoenix, AZ 85004

Telephone: (602) 389-3500

(Name, address, including zip code and telephone number, including area code, of agent for service)

with copies to:

Stuart G. Stein, Esq.	Henry M. Fields, Esq.
Daniel Keating, Esq.	Ben Chung, Esq.
Hogan Lovells US LLP	Morrison & Foerster LLP
555 13th Street, N.W.	555 West Fifth Street, Suite 3500
Washington, DC 20004	Los Angeles, CA 90013
Telephone: (202) 637-8575	Telephone: (213) 892-5275
Facsimile: (202) 637-5910	Facsimile: (323) 210-1154

Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and upon completion of the merger described in the enclosed proxy statement/prospectus.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Calculation of Registration Fee

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per unit	Proposed maximum aggregate offering price(2)	Amount of registration fee
Common Stock, par value $0.0001 per share	2,966,322	Not applicable	$24,211,498.24	$2,774.64

1.	Represents the estimated maximum number of shares of common stock, par value $0.0001 per share, of Western Alliance Bancorporation, or Western Alliance, issuable upon consummation of the merger of Western Liberty Bancorp, or Western Liberty, with and into Western Alliance.
2.	Pursuant to Rule 457(c) and 457(f) under the Securities Act of 1933, as amended, and solely for the purpose of calculating the registration fee , the proposed maximum aggregate offering price is equal to the market value of the shares of Western Liberty common stock to be received by Western Alliance in the merger, calculated as (i) (x) the estimated maximum number of such shares that will be outstanding as of the closing date of the merger (13,466,536) multiplied by (y) 3.84, the average of the high and low prices per share of Western Liberty common stock as reported on the NASDAQ Global Market on August 21, 2012, less (ii) the estimated amount of cash that would be paid by Western Alliance in exchange for such maximum possible number of shares of Western Liberty common stock which may be exchanged in the merger.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. We may not sell the securities offered by this joint proxy statement/prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction where an offer or solicitation is not permitted.

PRELIMINARY—SUBJECT TO COMPLETION—DATED AUGUST 27, 2012

MERGER PROPOSED—YOUR VOTE IS IMPORTANT

Dear Stockholders:

You are cordially invited to attend a special meeting of stockholders of Western Liberty Bancorp, or Western Liberty, to be held at             , local time, on                     , 2012, at Western Liberty’s principal executive offices at 8363 W. Sunset Road, Suite 350, Las Vegas, Nevada 89113.

The Boards of Directors of Western Alliance Bancorporation, or Western Alliance, and Western Liberty have each approved an agreement and plan of merger, or the merger agreement, pursuant to which Western Liberty will merge with and into Western Alliance, with Western Alliance surviving, or the merger. At the special meeting you will be asked to adopt the merger agreement and approve the transactions contemplated thereby. You will also be asked to approve, on an advisory (non-binding) basis, the compensation that may be paid or become payable to Western Liberty’s named executive officers in connection with the merger, and the agreements and understandings pursuant to which such compensation may be paid or become payable, and to approve adjournments of the special meeting, if necessary, to permit further solicitation of proxies in favor of the foregoing proposals.

If the merger is completed, Western Liberty stockholders will have the right, with respect to each of their shares of Western Liberty common stock, to elect to receive, subject to certain proration and other provisions as described below, either (i) 0.4341 of a share of Western Alliance common stock, the stock consideration, or (ii) $4.02 in cash, without interest, the cash consideration, and together with the stock consideration, the merger consideration. The cash consideration and stock consideration have been calculated based on the number of shares of Western Liberty common stock outstanding as of August 17, 2012 and assuming the conversion of outstanding Western Liberty restricted stock units, the vesting of Western Liberty restricted stock awards and that no Western Liberty stock options are exercised. The actual stock consideration and cash consideration will be determined based on the number of shares of Western Liberty common stock issued and outstanding as of the effective time of the merger. No guarantee can be made that you will receive solely cash or stock, if you so elect, or a combination of cash and stock in accordance with your election. As a result of the proration provisions and other limitations described in this document and set forth in the merger agreement, you may receive Western Alliance common stock or cash in amounts that vary from the amounts you elect to receive.

Western Alliance’s common stock is traded on the New York Stock Exchange under the symbol “WAL.” Western Liberty’s common stock is traded on the NASDAQ Global Market under the symbol “WLBC.” On                     , 2012, the last practicable trading day prior to the printing of the attached proxy statement/prospectus, the closing price per share of Western Alliance’s common stock was $         and the closing price per share of Western Liberty common stock was $        .

This is a prospectus of Western Alliance relating to its offering of up to 2,966,322 shares of Western Alliance common stock to Western Liberty stockholders in the proposed merger and a proxy statement of Western Liberty. This document and the documents incorporated by reference contain important information about Western Alliance, Western Liberty, the merger and the conditions that must be satisfied before the merger can occur. Western Liberty encourages you to read this entire proxy statement/prospectus carefully, including the merger agreement, which is included as Appendix A, and the section discussing “Risk Factors ” relating to the merger and the combined company beginning on page 23.

Your vote is very important. The merger agreement must be approved by the holders of at least a majority of the outstanding shares of Western Liberty’s common stock entitled to vote. Whether or not you plan to attend the special meeting, please take the time to vote on the Internet or by telephone or by completing and mailing the enclosed proxy card as soon as possible to make sure your shares are represented at the special meeting. To vote your shares, you may vote by telephone or on the Internet or use the enclosed proxy card or attend the special stockholders’ meeting we will hold to allow you to consider and vote on the merger agreement. To approve the proposals to be voted upon at the special meeting, you must vote for the proposal by following the instructions on the enclosed proxy card. If you do not vote at all, that will, in effect, count as a vote against the proposal to adopt the merger agreement and approve the transactions contemplated thereby.

Western Liberty’s Board of Directors has unanimously approved the merger agreement and determined that the merger agreement and the transactions contemplated thereby are fair to, and in the best interests of, Western Liberty and its stockholders. Accordingly, Western Liberty’s Board of Directors unanimously recommends you vote FOR the proposal to adopt the merger agreement and approve the transactions contemplated thereby, FOR the proposal to approve, on an advisory (non-binding) basis, the compensation that may be paid or become payable to Western Liberty’s named executive officers in connection with the merger, and the agreements and understandings pursuant to which such compensation may be paid or become payable and FOR the proposal to approve adjournments of the special meeting, if necessary, for the purpose of soliciting additional proxies in favor of the foregoing proposals.

On behalf of Western Liberty’s Board of Directors, we thank you for your continued support of the company.

William E. Martin	Michael B. Frankel
Chief Executive Officer	Chairman of the Board of Directors
Western Liberty Bancorp	Western Liberty Bancorp

Western Alliance’s common stock has not been approved or disapproved by the Securities and Exchange Commission, any state securities commission, or the Federal Deposit Insurance Corporation, nor have any of these institutions passed upon the accuracy or adequacy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense. The shares of Western Alliance common stock are not savings deposit accounts or other obligations of any bank or savings association, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

THIS PROXY STATEMENT/PROSPECTUS INCORPORATES IMPORTANT BUSINESS AND FINANCIAL INFORMATION ABOUT WESTERN ALLIANCE AND WESTERN LIBERTY THAT IS NOT INCLUDED IN OR DELIVERED WITH THIS DOCUMENT. THIS INFORMATION IS AVAILABLE WITHOUT CHARGE TO YOU IF YOU CALL OR WRITE TO DALE GIBBONS, CHIEF FINANCIAL OFFICER, WESTERN ALLIANCE BANCORPORATION, ONE E. WASHINGTON STREET, PHOENIX, ARIZONA 85004, TELEPHONE: (602) 389-3500, OR PATRICIA A. OCHAL, CHIEF FINANCIAL OFFICER OF WESTERN LIBERTY BANCORP, 8363 W. SUNSET ROAD, SUITE 350, LAS VEGAS, NEVADA 89113, TELEPHONE: (702) 966-7400, IN ORDER TO OBTAIN TIMELY DELIVERY OF DOCUMENTS YOU SHOULD REQUEST INFORMATION AS SOON AS POSSIBLE, BUT NO LATER THAN                     , 2012.

For a detailed description of the information incorporated by reference in the accompanying proxy statement/prospectus and how you may obtain it, see “Where You Can Find More Information” beginning on page 102 of the accompanying proxy statement/prospectus.

The date of this proxy statement/prospectus is                     , 2012

and this proxy statement/prospectus is first being mailed to stockholders, together with the attached proxy card, on                     , 2012.

8363 W. Sunset Road, Suite 350

Las Vegas, Nevada 89113

NOTICE OF SPECIAL MEETING OF

STOCKHOLDERS TO BE HELD ON

                    , 2012

To the Stockholders of Western Liberty Bancorp:

NOTICE IS HEREBY GIVEN that a special meeting of stockholders of Western Liberty Bancorp, or Western Liberty, will be held at             , local time, on                     , 2012, at its principal executive offices at 8363 W. Sunset Road, Suite 350, Las Vegas, Nevada 89113, for the following purposes:

1. Approval of the Merger Agreement. To consider and vote on a proposal to adopt the Agreement and Plan of Merger, dated August 17, 2012, or the merger agreement, by and between Western Alliance Bancorporation, or Western Alliance, and Western Liberty, a copy of which is attached as Appendix A hereto, pursuant to which Western Liberty will merge with and into Western Alliance with Western Alliance surviving, or the merger, and approve the transactions contemplated thereby.

2. Advisory Vote on Golden Parachutes. To consider and vote on a proposal to approve, on an advisory (nonbinding) basis, the compensation that may be paid or become payable to Western Liberty’s named executive officers in connection with the merger, and the agreements and understandings pursuant to which such compensation may be paid or become payable, as described in the section entitled “The Merger—Golden Parachute Compensation for Western Liberty’s Named Executive Officers” beginning on page 67; and

3. Adjournment. A proposal to approve any adjournments or postponements of the meeting, including, without limitation, a motion to adjourn the special meeting to another time and/or place for the purpose of soliciting additional proxies in order to approve the foregoing proposals.

You are entitled to notice of and to vote at the special meeting or any adjournments or postponements thereof only if you were a holder of record of Western Liberty’s common stock at the close of business on                     , 2012.

Western Liberty’s Board of Directors has unanimously approved the merger agreement and determined that the merger agreement and the transactions contemplated thereby are fair to, and in the best interests of, Western Liberty and its stockholders. Accordingly, Western Liberty’s Board of Directors unanimously recommends you vote FOR the proposal to adopt the merger agreement and approve the transactions contemplated thereby, FOR the proposal to approve, on an advisory (non-binding) basis, the compensation that may be paid or become payable to Western Liberty’s named executive officers in connection with the merger, and the agreements and understandings pursuant to which such compensation may be paid or become payable and FOR the proposal to approve adjournments of the special meeting, if necessary, for the purpose of soliciting additional proxies in favor of the foregoing proposals.

The affirmative vote of a majority of the shares of Western Liberty’s common stock outstanding on                     , 2012 is required to approve the merger agreement and the merger. The required vote of Western

Liberty’s stockholders is based on the total number of shares of Western Liberty’s common stock outstanding and not on the number of shares which are actually voted. Not returning a proxy card, or not voting by telephone, Internet or in person at the special meeting or abstaining from voting will have the same effect as voting AGAINST the merger agreement proposal.

Western Liberty stockholders will have the right to demand appraisal of their shares of Western Liberty common stock and obtain payment in cash for the fair value of their shares, but only if they perfect their appraisal rights and comply with the applicable provisions of Delaware law. A copy of the Delaware statutory provisions related to appraisal rights is attached as Appendix B to the this proxy statement/prospectus, and a summary of these provisions can be found under “The Merger—Dissenters’ Appraisal Rights” beginning on page 69.

PLEASE VOTE AS SOON AS POSSIBLE BY MAIL, BY TELEPHONE OR THROUGH THE INTERNET. INSTRUCTIONS ON THESE DIFFERENT WAYS TO VOTE YOUR PROXY ARE FOUND ON THE ENCLOSED PROXY FORM. YOU MAY REVOKE YOUR PROXY AT ANY TIME BEFORE IT IS VOTED AT THE SPECIAL MEETING.

By order of the Board of Directors,

/s/ William E. Martin
William E. Martin
Chief Executive Officer

Las Vegas, Nevada

                    , 2012

Your vote is important. Please complete, sign, date and return your proxy card.

i

ii

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS	98
WESTERN ALLIANCE STOCKHOLDER PROPOSALS	101
WESTERN LIBERTY STOCKHOLDER PROPOSALS	101
OTHER MATTERS	101
EXPERTS	101
LEGAL MATTERS	101
WHERE YOU CAN FIND MORE INFORMATION	102

iii

SUMMARY

The following is a summary of information located elsewhere in this document. It does not contain all of the information that is important to you. Before you vote, you should give careful consideration to all of the information contained in this document and the information incorporated into this document by reference to fully understand the merger. See “Where You Can Find More Information” on page 102. Each item in this summary refers to the page where that subject is discussed in more detail.

General

Western Alliance Bancorporation, or Western Alliance, and Western Liberty Bancorp, or Western Liberty, have entered into an Agreement and Plan of Merger dated August 17, 2012, or the merger agreement. Pursuant to the terms of the merger agreement, Western Liberty will merge with and into Western Alliance, with Western Alliance surviving, or the merger. In connection with the merger, Western Liberty’s wholly owned subsidiary, Service1st Bank of Nevada, or Service1st, may merge with and into Bank of Nevada, a wholly owned subsidiary of Western Alliance, with Bank of Nevada surviving.

The Companies Involved in the Merger (page 37)

Western Alliance Bancorporation

One E. Washington Street

Phoenix, Arizona 85004

Tel: (602) 839-3500

Western Alliance, incorporated in the State of Nevada, is a multi-bank holding company headquartered in Phoenix, Arizona that provides full service banking and lending to locally owned businesses, professional firms, real estate developers and investors, local non-profit organizations, high net worth individuals and other consumers through its three wholly owned subsidiary banks: Bank of Nevada, operating in Southern Nevada, Western Alliance Bank, operating in Arizona and Northern Nevada, and Torrey Pines Bank, operating in California. On December 31, 2010, Western Alliance merged its former Alta Alliance Bank subsidiary into its Torrey Pines Bank subsidiary, and its former First Independent Bank of Nevada subsidiary into its Alliance Bank of Arizona subsidiary. As part of the latter merger, Alliance Bank of Arizona was renamed Western Alliance Bank doing business as Alliance Bank of Arizona (in Arizona) and First Independent Bank (in Nevada). In addition, Western Alliance’s non-bank subsidiaries, Shine Investment Advisory Services, Inc. and Western Alliance Equipment Finance, offer an array of financial products and services, including financial planning, investments, and equipment leasing nationwide. Western Alliance divested its wholly owned subsidiary Premier Trust, Inc. as of September 1, 2010. On a consolidated basis, as of June 30, 2012, Western Alliance had approximately $7.16 billion in assets, $5.16 billion in total loans, $6 billion in deposits and $672.1 million in stockholders’ equity.

Western Liberty Bancorp

8363 W. Sunset Road, Suite 350

Las Vegas, Nevada 89113

Tel: (702) 966-7400

Western Liberty is a Delaware bank holding company headquartered in Las Vegas, Nevada. Western Liberty Bancorp owns two subsidiaries: Service1st Bank of Nevada, or Service1st, and Las Vegas Sunset Properties. Service1st, a Nevada-chartered bank, operates as a traditional community bank and provides a full range of deposit, lending and other banking services to locally owned business, professional firms, individuals and other customers from its headquarters and two retail banking facilities located in the greater Las Vegas area. Unrelated to the proposed merger, in mid-June 2012, Service1st sought regulatory approval for the closure of its branch located at 8965 South Eastern Avenue, Las Vegas. Service1st has since received such regulatory approval and expects to close the branch in mid-September 2012. Las Vegas Sunset Properties was established in 2011 for the purpose of owning and managing nonperforming and sub performing assets of Service1st. On a consolidated basis, as of June 30, 2012, Western Liberty had approximately $198.7 million in assets, $104.8 million in total loans, $124.3 million in deposits and $73.7 million in stockholders’ equity.

Merger Consideration (page 78)

Cash or Stock Consideration. The merger agreement provides that Western Liberty stockholders will have the right, with respect to each of their shares of Western Liberty common stock, to elect to receive, subject to certain proration and other provisions as described below, either (i) 0.4341 of a share of Western Alliance common stock, the stock consideration, or (ii) $4.02 in cash, without interest, the cash consideration, and together with the stock consideration, the merger consideration. The cash consideration and stock consideration have been calculated based on the number of shares of Western Liberty common stock outstanding as of August 17, 2012 and assuming the conversion of outstanding Western Liberty restricted stock units, the vesting of Western Liberty restricted stock awards and that no Western Liberty stock options are exercised. The actual stock consideration and cash consideration will be determined based on the number of shares of Western Liberty common stock issued and outstanding as of the effective time of the merger.

Western Alliance will issue no more than 2,966,322 shares of common stock, subject to potential adjustment under certain termination provisions of the merger agreement and for tax purposes, as set forth in the merger agreement and under the headings “The Merger Agreement—Termination of the Merger Agreement” and “The Merger Agreement—Potential Adjustment of the Merger Consideration,” and will pay no more than $27.5 million in cash under the terms of the merger agreement. If the total merger consideration exceeds the amount set forth in the previous sentence (including any cash paid in connection with the cancellation of outstanding and unexercised stock options for which the option holders have not made an exercise election (as more fully described under “The Merger Agreement—Merger Consideration” beginning on page 78) and after giving effect to dissenting shares as if they had been converted into the right to receive the merger consideration), then the total merger consideration shall be reduced on a pro rata basis to the aggregate amount set forth in the preceding sentence.

You will have the opportunity to elect the form of consideration to be received for your shares, subject to proration and allocation procedures set forth in the merger agreement which may result in your receiving a portion of the merger consideration in a form other than that which you elected.

Election Procedures for Stockholders; Surrender of Stock Certificates (page 80)

If you own Western Liberty common stock, you will soon receive under separate cover an election form that you may use to indicate whether your preference is to receive cash or shares of Western Alliance common stock. The election deadline will be 5:00 p.m., New York time, on                     , 2012, the day prior to the date of the special meeting, or the election deadline. To make an election, a holder of Western Liberty common stock must submit a properly completed election form and return it, together with all stock certificates, so that the form and certificates are actually received by the exchange agent at or before the election deadline in accordance with the instructions on the election form. Western Liberty stockholders will be unable to sell their Western Liberty common stock from the time when the election is made until the merger is completed.

Non-Electing Western Liberty Stockholders (page 78)

Western Liberty stockholders who make no election to receive cash or Western Alliance common stock in the merger or who do not make a valid election, will be deemed not to have made an election. Stockholders not making an election may be paid in cash, Western Alliance common stock or a mix of cash consideration and stock consideration depending on, and after giving effect to, the number of valid cash elections and stock elections that have been made by other Western Liberty stockholders using the proration adjustment described below.

Election Limitations and Proration (page 79)

The total number of shares of Western Liberty common stock to be converted into Western Alliance common stock in the merger will be 50% of the outstanding shares of Western Liberty common stock on a fully diluted basis as of the effective time. The remaining shares of Western Liberty common stock will be converted into cash. Therefore, elections are subject to certain proration and other provisions to preserve this requirement regarding the number of shares of Western Liberty common stock to be converted into Western Alliance common stock in the merger. The proportion of stock and cash to be issued in the merger is also subject to potential adjustment for tax purposes as set forth in the merger agreement and under the heading “The Merger Agreement—Potential Adjustment of the Merger Consideration.” As a result, if you elect to receive only cash or only stock, you may nevertheless receive a mix of cash and stock.

Proration if Too Much Stock is Elected. If the Western Liberty stockholders’ election would result in more than 50% of the outstanding shares of Western Liberty common stock to be exchanged for shares of Western Alliance common stock, then all Western Liberty stockholders who elected to receive cash consideration or did not make an election shall receive cash consideration, and all stockholders who have elected to receive stock consideration will receive the following:

•

(x) a number of shares of Western Alliance common stock equal to the product obtained by multiplying (i) the number of shares for which such stockholder made elections to receive the stock consideration and (ii) a fraction, the numerator of which is the maximum number of shares of Western Liberty common stock to be converted into the stock consideration and the denominator of which is the number of shares for which elections were made to receive the stock consideration, and (y) the right to receive cash consideration for the remaining number of such stockholder’s shares.

Proration if Too Much Cash is Elected. If the Western Liberty stockholders’ election would result in fewer than 50% of the outstanding shares of Western Liberty common stock to be exchanged for shares of Western Alliance common stock, then all Western Liberty stockholders who elected to receive stock consideration will receive stock consideration, and those stockholders who have elected to receive cash consideration or have made no election will receive the following:

•

if the number of shares held by Western Liberty stockholders who have made no election is sufficient to make up the shortfall in the number of shares of Western Liberty common stock to be converted into stock consideration, then all Western Liberty stockholders who made a cash election with respect to some or all of their shares will receive cash consideration for all of the shares with respect to which they made a cash election, and those stockholders who made no election will receive a combination of cash consideration and stock consideration in whatever proportion is necessary to make up the shortfall; or

•

if the number of shares held by Western Liberty stockholders who have made no election is insufficient to make up the shortfall, then all of those shares will be converted into stock consideration and those Western Liberty stockholders who made a cash election with respect to some or all of their shares will receive a combination of cash consideration and stock consideration in whatever proportion is necessary to make up the shortfall.

Treatment of Stock Options and Restricted Stock Awards (page 79)

Immediately prior to the effective time of the merger, or the effective time, each outstanding and unexercised option granted by Western Liberty will become fully vested and exercisable. Each option holder may elect to exercise any such option in accordance with the other terms of such option, contingent on the consummation of the merger, and may elect to receive, for any shares of Western Liberty common stock acquired in such election, cash consideration, stock consideration, or a combination thereof in accordance with the terms of the merger agreement and subject to the proration provisions thereof. At the effective time, any outstanding and unexercised option for which the option holder has not made an exercise election will be cancelled and in exchange for such cancellation the optionee will receive an amount of cash, without interest, equal to the product of (i) the excess, if any, of the per share cash consideration over the exercise price per share of such option and (ii) the number of shares of Western Liberty common stock subject to such option, which cash payment shall be treated as compensation and shall be net of any applicable federal or state withholding tax. It is anticipated that no such cash payments will be made at the effective time because all of the outstanding options to acquire Western Liberty common stock are currently significantly out-of-the-money. At the effective time, if an exercise election is not made for an option and the exercise price of such option exceeds the per share cash consideration, the option shall be cancelled without payment.

At the effective time, all outstanding unvested shares of Western Liberty common stock granted in the form of “restricted stock” awards and all grants in the form of “restricted stock units” made by Western Liberty that are convertible into shares of Western Liberty common stock will become vested rights to receive the merger consideration, subject to proration.

Election Procedures for Holders of Western Liberty Options, Restricted Stock and Restricted Stock Units (page 82)

If you own options to purchase shares of Western Liberty common stock or you hold restricted stock awards of Western Liberty common stock or grants in the form of restricted stock units, you will soon receive under separate cover an election form that you may use to make an election regarding the merger consideration to be received for any such awards or grants you hold or an exercise election with respect to your options and the form of merger consideration to be received for shares of Western Liberty common stock acquired in such election. The election deadline will be the same as for elections with respect to shares of Western Liberty common stock, which is 5:00 p.m., New York City time, on                     , 2012, the date prior to the date of the special meeting. To make an election, a holder must submit a properly completed election form and return it so that the form is actually received by American Stock Transfer & Trust Company, LLC at or before the election deadline in accordance with the instructions on the election form.

Material U.S. Federal Income Tax Consequences of the Merger (page 74)

The merger is intended to qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, or the Code. Therefore, for U.S. federal income tax purposes, as a result of the merger, it is expected that a U.S. holder of shares of Western Liberty common stock generally will only recognize gain (but not loss) in an amount not to exceed the cash (if any) received as part of the merger consideration and will recognize gain or loss if such holder received the entirety of its consideration in cash or with respect to any cash received in lieu of fractional shares of Western Alliance common stock.

Western Liberty stockholders are urged to read the discussion in the section entitled “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 74 and to consult their tax advisors for a full explanation of the tax consequences of the merger.

Western Liberty Board of Directors Recommends Approval (page 43)

After careful consideration of the various factors, including those set forth under the heading “The Merger—Western Liberty’s Reasons for the Merger and Recommendation of Western Liberty’s Board of Directors” beginning on page 52, the Western Liberty Board of Directors has determined that the merger agreement, the merger and the transactions contemplated by the merger agreement are advisable, fair to, and in the best interests of Western Liberty and its stockholders. Accordingly, the Western Liberty Board of Directors unanimously recommends that Western Liberty stockholders vote:

•	“FOR” the proposal to adopt the merger agreement and approve the transactions contemplated thereby, or the merger agreement proposal;

•

“FOR” the proposal to approve, on an advisory (non-binding) basis, the compensation that may be paid or become payable to Western Liberty’s named executive officers in connection with the merger, and the agreements and understandings pursuant to which such compensation may be paid or become payable, or the “golden parachute” arrangements proposal; and

•	“FOR” the proposal to approve adjournments or postponements of the special meeting, if necessary, to permit further solicitation of proxies in favor of the foregoing proposals.

The merger is not conditioned on the receipt of stockholder approval (on an advisory, non-binding basis) of the “golden parachute” arrangements proposal or the proposal to approve adjournments or postponements of the special meeting.

Opinion of Financial Advisor to Western Liberty (page 55)

In connection with the proposed merger, Western Liberty’s financial advisor, Sandler O’Neill & Partners, L.P., or Sandler O’Neill delivered to the Western Liberty Board of Directors its fairness opinion orally, which was subsequently confirmed in writing, that, as of the date of the opinion, and subject to the limitations, qualifications, factors, and assumptions set forth therein, the per share consideration to be paid to the holders of Western Liberty’s common stock was fair to the holders of Western Liberty common stock from a financial point of view. The full text of the written opinion is attached as Appendix C to this document and is incorporated herein by reference. The written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken by Sandler O’Neill in rendering its opinion. The opinion is directed to the Board of Directors of Western Liberty in connection with its consideration of the merger and does not constitute a recommendation to any stockholder of Western Liberty as to how such stockholder should vote at any meeting of stockholders called to consider and vote upon the merger. The opinion is directed only to the fairness, from a financial point of view, of the per share consideration to holders of Western Liberty common stock and does not address the underlying business decision of Western Liberty to engage in the merger, the relative merits of the merger as compared to any other alternative business strategies that might exist for Western Liberty or the effect of any other transaction in which Western Liberty might engage.

Dissenters’ Appraisal Rights (page 69)

Under Delaware law, you are entitled to dissenters’ rights of appraisal in connection with the merger, provided that you meet all of the conditions set forth in Section 262 of the Delaware General Corporation Law.

In particular, under Delaware law, appraisal rights are only available if, among other things, stockholders are required to accept cash for their shares (other than cash in lieu of fractional shares). Therefore, with respect to any shares of Western Liberty common stock for which you did not elect to receive cash merger consideration, but would be required under the merger agreement to receive cash merger consideration (other than cash in lieu of fractional shares of Western Liberty common stock), you may have the right, if you do not vote in favor of the merger agreement, in lieu of receiving the cash merger consideration for those shares, to obtain payment in cash for the “fair value” of those shares as determined by the Delaware Chancery Court. It is possible that the fair value as determined by the Delaware Chancery Court may be more or less than, or the same as, the merger consideration. Western Liberty reserves the right to take the position that appraisal may only be sought with respect to shares described in the second sentence of this paragraph, and may not be exercised with respect to any shares as to which cash was elected or stock was received.

To exercise appraisal rights, you must follow the strict procedures prescribed by Section 262 of the Delaware General Corporation Law. For additional information, please see the section titled “The Merger—Dissenters’ Appraisal Rights” beginning on page 69. In addition, the full text of Section 262 of the Delaware General Corporation Law is included as Appendix B to this proxy statement/prospectus.

Differences in the Rights of Stockholders (page 92)

Western Alliance is a Nevada corporation and Western Liberty is a Delaware corporation. The Western Alliance articles of incorporation and bylaws contain provisions that are different from the Western Liberty certificate of incorporation and bylaws. Upon completion of the merger, Western Liberty stockholders who receive stock consideration in the merger will become stockholders of Western Alliance, and their rights will be governed by the Nevada Revised Statutes and Western Alliance’s articles of incorporation and bylaws. No change to Western Alliance’s articles of incorporation or bylaws will be made as a result of the completion of the merger. For a discussion of certain differences among the rights of Western Alliance stockholders and Western Liberty stockholders, see “Differences in the Rights of Stockholders” beginning on page 92.

Interests of Western Liberty Directors and Executive Officers in the Merger That are Different From Yours (page 64)

In considering Western Liberty’s Board of Directors recommendation to vote in favor of the merger agreement proposal and the “golden parachute” arrangements proposal, you should be aware that Western Liberty’s executive officers and directors have interests in the merger that may be different from, or in addition to, the interests of Western Liberty stockholders generally. Western Liberty’s Board of Directors was aware of these interests and considered them, among other matters, when it approved the merger agreement and the merger and the other transactions contemplated thereby. For more information see “The Merger—Interests of Western Liberty Executive Officers and Directors in the Merger That are Different From Yours” beginning on page 64.

Regulatory Approvals We Must Obtain to Complete the Merger (page 72)

For the merger to take place, we need to receive the regulatory approvals of the Board of Governors of the Federal Reserve System and the Nevada Financial Institutions Division. For the bank merger to take place, we need to receive the approval of the Federal Deposit Insurance Corporation and the Nevada Financial Institutions Division. We have filed applications with these regulators.

As of the date of this document, we have not yet received the required approvals. We cannot be certain when or if we will obtain them.

No Solicitation of Alternative Transactions (page 86)

Western Liberty has agreed not to initiate, solicit, encourage or knowingly facilitate the submission of any proposals from third parties regarding acquiring Western Liberty or its businesses. In addition, Western Liberty has agreed not to engage in discussions or negotiations with or provide confidential information to a third party regarding acquiring Western Liberty or its businesses. However, if Western Liberty receives an acquisition proposal from a third party that did not result from solicitation in violation of its obligations under the merger agreement prior to the date of the special meeting of Western Liberty stockholders, Western Liberty may participate in discussions with, or provide confidential information to, such third party if, among other steps, the Western Liberty Board of Directors concludes in good faith that the failure to take such actions would or would be reasonably likely to result in a violation of its fiduciary duties under applicable law.

Termination of the Merger Agreement (page 88)

The merger agreement may be terminated prior to the effective time of the merger by either Western Alliance or Western Liberty if:

•	Western Alliance and Western Liberty mutually consent in writing;

•	a governmental entity which must grant a regulatory approval that is a condition to the merger denies such approval and such action has become final and non-appealable;

•	the merger is not consummated by April 30, 2013;

•	Western Liberty stockholders fail to adopt the merger agreement at the special meeting; or

•

the other party breaches the merger agreement in a manner that would entitle the non-breaching party the right not to consummate the merger, subject to the right of the breaching party to cure, if curable, the breach within 30 days of written notice of the breach, and the party seeking to terminate is not then in material breach of the merger agreement.

Additionally, Western Alliance may terminate the merger agreement if:

•

management or the Board of Directors of Western Liberty (i) fails to use its reasonable best efforts to call and hold within 35 days of the effective date of this registration statement the special meeting of Western Liberty stockholders to consider and approve the merger agreement or (ii) fails to recommend to stockholders the approval of the merger agreement and the transactions contemplated hereby;

•	the information set forth in the merger agreement with respect to the capitalization of Western Liberty is inaccurate in any material respect; or

•

the average closing price of Western Alliance’s common stock during a specified period prior to closing is more than $11.11 and Western Alliance’s common stock outperforms a specified peer-group index by more than 20%, unless Western Liberty elects to make a compensating adjustment to the amount of stock consideration to be provided to Western Liberty stockholders.

Western Liberty may terminate the merger agreement if:

•

the average closing price of Western Alliance common stock for a specified period prior to closing is less than $7.41 and Western Alliance’s common stock underperforms a specified peer-group index by more than 20%, unless Western Alliance elects to make a compensating adjustment to the amount of stock consideration to be provided to Western Liberty stockholders; or

•

Western Liberty has complied with its obligations regarding competing proposals and has given written notice to Western Alliance of its desire to enter into a superior competing transaction (as defined in the “Merger Agreement—Termination of the Merger Agreement” section below) or has given Western

Alliance written notice of its Board of Directors intent to change its recommendation in favor of the transactions contemplated by the merger agreement and, in each case, has complied with the expense and breakup fee provisions described below.

Expenses; Breakup Fee (page 89)

Fees and Expenses Payable by Western Alliance. Western Alliance has agreed to reimburse Western Liberty up to $400,000 for its documented, reasonable costs and expenses incurred in connection with the merger agreement and the transactions contemplated thereby, if the merger agreement is terminated by Western Liberty due to Western Alliance’s material (not willful) breach of a representation, warranty, covenant or other agreement contained in the merger agreement.

Fees and Expenses Payable by Western Liberty. Western Liberty has agreed to reimburse Western Alliance up to $400,000 for its documented, reasonable costs and expenses incurred by Western Alliance in connection with the merger agreement and the transactions contemplated thereby, plus a breakup fee of $2.0 million, under any of the following circumstances:

•	If the merger agreement is terminated by Western Alliance due to Western Liberty’s failure to hold the special meeting within a specified time period or to recommend approval of the merger;

•

If the merger agreement is terminated by Western Alliance due to Western Liberty’s stockholders’ not having approved the merger agreement and (a) after the date of the merger agreement (August 17, 2012) and before the special meeting date, there shall have been a third party public event (as defined in the “The Merger Agreement—Expenses; Breakup Fee” section below) and (b) within 12 months following such special meeting, Western Liberty enters into an agreement for an acquisition transaction (as defined in the “The Merger Agreement—Expenses; Breakup Fee” section below) or an acquisition transaction otherwise occurs;

•

If the merger agreement is terminated by Western Alliance due to Western Liberty’s willful material or intentional breach of a representation, warranty, covenant or other agreement contained in the merger agreement; or

•

If Western Liberty has given written notice to Western Alliance that Western Liberty desires to enter into a superior competing proposal or that Western Liberty’s Board of Directors has determined to change its recommendation in favor of the transactions contemplated by the merger agreement.

Additionally, Western Liberty has agreed to reimburse Western Alliance up to $400,000 for its documented, reasonable costs and expenses up to $400,000 incurred by Western Alliance and its affiliates in connection with the merger agreement and the transactions contemplated thereby, if the merger agreement is terminated by Western Alliance due to (i) Western Liberty’s material (not willful) breach of a representation, warranty, covenant or other agreement contained in the merger agreement or (ii) the failure of the representations and warranties of Western Liberty with respect to its capitalization to be accurate in any material respect.

Support Agreement (page 91)

On August 17, 2012, concurrently with the execution of the merger agreement, executive officers and directors of Western Liberty who currently own approximately 5.9% of Western Liberty’s common stock, entered into a support agreement with Western Alliance pursuant to which the executive officers and directors, among other things and subject to the terms and conditions thereof, agreed to vote in favor of the approval of the merger agreement, the merger and the other transactions contemplated by the merger agreement and against any alternative business combination transaction. A copy of the support agreement is attached to this proxy statement/prospectus at Appendix D.

Listing of Western Alliance Common Stock (page 91)

Western Alliance has agreed to use its reasonable best efforts to cause the shares Western Alliance common stock that are to be issued pursuant to the merger to be approved for listing on the NYSE prior to the effective time of the merger.

Conditions to the Merger (page 82)

Each party’s obligations to effect the merger are subject to the satisfaction or waiver of mutual conditions, including, among other things, the following:

•	the approval of the merger agreement by Western Liberty stockholders;

•	the approval of the merger by federal and state regulatory authorities;

•	the approval for listing on the NYSE of the shares of Western Alliance common stock issuable in connection with the merger;

•	the absence of any injunction or legal restraint preventing the consummation of the merger or government proceedings trying to block the merger;

•	the registration statement filed with the SEC to register the shares of Western Alliance’s common stock to be issued in the merger shall have been declared effective by the SEC; and

•	receipt by Western Liberty and Western Alliance of satisfactory legal opinions regarding certain tax matters.

Share Information and Market Prices (page 35)

Western Alliance’s common stock is traded on the NYSE under the trading symbol “WAL” and Western Liberty’s common stock is traded on the NASDAQ Global Market under the trading symbol “WLBC.” The table below presents the per share closing prices of Western Alliance’s and Western Liberty’s common stock as of August 16, 2012, the last trading date before execution of the merger agreement and                     , 2012, the last practicable day before the date of this proxy statement/prospectus. The table also shows the implied value per share of Western Alliance common stock which is calculated by valuing the Western Alliance common stock at the relevant date below per share and multiplying this value by the assumed exchange ratio of 0.4341. For more information about the exchange ratio, see “The Merger—Merger Consideration,” and for more information about the stock prices and dividends of Western Alliance and Western Liberty, see “Comparative Per Share Market Price and Share Information.”

Date	Last Reported Sale Price of Western Alliance’s Common Stock		Last Reported Sale Price of Western Liberty’s Common Stock		Implied Value per Share Data
August 16, 2012		$9.40		$2.85		$4.08
, 2012	$		$		$

The market price of Western Alliance’s common stock will fluctuate between the date of this proxy statement/prospectus and the date on which the merger takes place. Western Liberty’s stockholders are advised to obtain current market quotations for Western Alliance’s common stock. The total dollar value of the Western Alliance common stock that a Western Liberty stockholder will be entitled to receive as a result of the merger may be significantly higher or lower than its current value. No assurance can be given as to the market price of Western Alliance’s common stock at the time of the merger.

The Special Meeting (page 38)

Date, Time and Place (page 38). The special meeting of Western Liberty stockholders will be held at             , local time, on                     , 2012, at Western Liberty’s principal executive offices at 8363 W. Sunset Road, Suite 350, Las Vegas, Nevada 89113.

Purpose of the Special Meeting (page 38). At the special meeting, Western Liberty stockholders will be asked to:

•	approve the merger agreement proposal;

•	approve the “golden parachute” arrangements proposal; and

•	approve any adjournments of the special meeting, if necessary, for the purpose of soliciting additional proxies in favor of the foregoing proposals.

Record Date; Shares Entitled to Vote (page 38). Western Liberty has fixed the close of business on                     , 2012 as the record date, for determining the Western Liberty stockholders entitled to receive notice of and to vote at the special meeting. Only holders of record of Western Liberty common stock on the record date are entitled to receive notice of and vote at the special meeting, and any adjournment or postponement thereof.

Each share of Western Liberty common stock is entitled to one vote on each matter brought before the meeting. On the record date, there were              shares of Western Liberty common stock issued and outstanding.

Quorum Requirement (page 38). Under Delaware law and Western Liberty’s bylaws, a quorum of Western Liberty’s stockholders at the special meeting is necessary to transact business. The presence of holders representing a majority of Western Liberty’s common stock issued and outstanding on the record date and entitled to vote at the special meeting will constitute a quorum for the transaction of business at the special meeting.

All of the shares of Western Liberty common stock represented in person or by proxy at the special meeting, including abstentions, will be treated as present for purposes of determining the presence or absence of a quorum at the special meeting.

Votes Required to Approve the Proposals (page 39). Western Liberty’s proposals require different percentages of votes in order to approve them:

•	In order to approve the merger agreement proposal, the affirmative vote of a majority of the outstanding shares of Western Liberty’s common stock entitled to vote on the proposal must be obtained.

•

In order to approve the “golden parachute” arrangements proposal, the affirmative vote of the majority of shares of Western Liberty common stock issued and outstanding present and in person or represented by proxy at the special meeting and entitled to vote on the proposal must be obtained.

•

In order to approve the proposal to permit the proxies to adjourn the special meeting, if necessary, for the purpose of soliciting additional proxies, the affirmative vote of the majority of shares of Western Liberty common stock present and in person or represented by proxy at the special meeting and entitled to vote on the proposal must be obtained, regardless of whether a quorum is present.

The vote on the “golden parachute” arrangements proposal is not a condition to the merger and is a vote separate and apart from the vote to approve the merger agreement. Because the vote on the “golden parachute” arrangements proposal is advisory in nature only, it will not be binding on Western Liberty. Therefore, if the other requisite stockholder approvals are obtained and the merger is completed, the amounts payable in connection with the “golden parachute” arrangements will still be paid as long as any other conditions applicable thereto occur.

Failure to Vote; Abstentions and Broker Non-Votes (page 39). No vote will be cast on any proposal at the special meeting on behalf of any stockholder of record who does not cast a vote on such proposal. However, if the stockholder properly submits a proxy prior to the special meeting, such stockholder’s shares of common stock will be voted as he or she directs. If he or she submits a proxy but no direction is otherwise made, the shares of common stock will be voted “FOR” the merger agreement proposal, “FOR” the “golden parachute” arrangements proposal and “FOR” the approval of any adjournments of the special meeting, if necessary, for the purpose of soliciting additional proxies in favor of the foregoing proposals.

Failure to vote will have the same effect as a vote “AGAINST” the merger agreement proposal.

Shares held by a Western Liberty stockholder who indicates on an executed proxy card that he or she wishes to abstain from voting will count toward determining whether a quorum is present and will have the same effect as a vote “AGAINST” the merger agreement proposal, the “golden parachute” arrangements proposal and the proposal to approve of any adjournments of the special meeting, if necessary, for the purpose of soliciting additional proxies in favor of the foregoing proposals.

If a broker non-vote occurs, the broker non-vote will count for purposes of determining a quorum. A broker non-vote will have the same effect as a vote “AGAINST” the merger agreement proposal, the golden parachute arrangements proposal and the proposal to permit the proxies to adjourn or postpone the special meeting.

For more information see “The Special Meeting—Failure to Vote; Abstentions and Broker Non-Votes” beginning on page 39.

Solicitation of Proxies (page 41). This solicitation is made on behalf of Western Liberty’s Board of Directors and Western Liberty will pay the costs of soliciting and obtaining proxies, including the cost of reimbursing banks and brokers for forwarding proxy materials to their principals. For more information see “The Special Meeting—Solicitation of Proxies” beginning on page 41.

Revocation of Proxies (page 41). You may revoke your proxy at any time prior to the close of voting at the special meeting by doing any one of the following: (1) complete, sign, date and submit another proxy (a properly executed, valid proxy will revoke any previously submitted proxies); (2) re-vote by telephone or on the Internet; (3) provide written notice of revocation to Western Liberty’s Chief Financial Officer; or (4) attend the special meeting and vote in person. For more information see “The Special Meeting—Revocability of Proxies” beginning on page 41.

Comparative Unaudited Per Share Data

The following table shows information, at and for the periods indicated, about Western Alliance’s and Western Liberty’s historical book value per share and earnings per share. The table also contains pro forma information that reflects the merger of Western Alliance and Western Liberty using the purchase method of accounting. The combined company and pro forma equivalent information has been provided assuming that, on an aggregate basis, 50% of the shares of Western Liberty common stock are exchanged for stock consideration, as required by the merger agreement. The cash consideration is $4.02 per share, and the stock consideration is 0.4341 of a share of Western Alliance common stock. The table below reflects an exchange ratio of 0.4341. The cash consideration and stock consideration have been calculated based on the number of shares of Western Liberty common stock outstanding as of August 17, 2012 and assuming the conversion of outstanding Western Liberty restricted stock units, the vesting of Western Liberty restricted stock awards and that no Western Liberty stock options are exercised. The actual stock consideration and cash consideration will be determined based on the number of shares of Western Liberty common stock issued and outstanding as of the effective time.

Neither Western Alliance nor Western Liberty has ever paid a cash dividend on its common stock and neither company anticipates paying any cash dividends in the foreseeable future.

You should read the information in the following table in conjunction with Western Alliance’s consolidated financial statements and related notes for the years ended December 31, 2009 through 2011 and for the six months ended June 30, 2012 and 2011 that are incorporated in this proxy statement/prospectus and from which this information is derived. You should not rely on the pro forma information as being indicative of the results that Western Alliance will achieve in the transaction. See also “Where You Can Find More Information” on page 102.

Book value per diluted share	At or For the Six Months Ended June 30, 2012	At or For the Year Ended December 31, 2011
WAL	$6.48	$6.11
WLBC	$5.47	$5.65
Pro forma combined	$6.71	$6.36
Basic earnings (loss) per share from continuing operations
WAL	$0.28	$0.21
WLBC	$(0.19)	$(0.96)
Pro forma combined	$0.26	$0.12
Diluted earnings (loss) per share from continuing operations
WAL	$0.28	$0.21
WLBC	$(0.19)	$(0.96)
Pro forma combined	$0.26	$0.12

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:	Why am I receiving these materials?

A:	Western Alliance and Western Liberty have agreed to the acquisition of Western Liberty by Western Alliance under the terms of an agreement and plan of merger that is described in this proxy statement/prospectus. A copy of the merger agreement is attached to this proxy statement/prospectus as Appendix A. In order to complete the merger, Western Liberty stockholders must vote to adopt the merger agreement and approve the transactions contemplated thereby. Western Liberty will hold a special meeting of its stockholders to obtain this approval. This proxy statement/prospectus contains important information about the merger, the merger agreement, the special meeting of Western Liberty stockholders, and other related matters, and you should read it carefully. The enclosed voting materials for the special meeting allow you to vote your shares of Western Liberty common stock without attending the special meeting in person.

We are delivering this proxy statement/prospectus to you as both a proxy statement of Western Liberty and a prospectus of Western Alliance. It is a proxy statement because the Western Liberty’s Board of Directors is soliciting proxies from its stockholders to vote on the approval (i) of the merger agreement; (ii) on an advisory (non-binding) basis, of the compensatory arrangements between Western Liberty and its named executive officers providing for compensation in connection with the merger and the agreements and understandings pursuant to which such compensation may be paid or become payable at a special meeting of stockholders; and (iii) adjournments of the special meeting, if necessary, for the purpose of soliciting additional proxies in favor of the foregoing proposals, and your proxy will be used at the special meeting or at any adjournment or postponement of the special meeting. This document is a prospectus because Western Alliance will issue Western Alliance common stock to the Western Liberty common stockholders who receive stock consideration in the merger and this prospectus contains information about that common stock.

Q:	Why are Western Alliance and Western Liberty proposing the transaction?

A:	Western Alliance and Western Liberty have a shared commitment to play integral roles in the growth and expansion of Nevada’s banking industry. The proposed merger provides an opportunity for Western Alliance to expand in the greater Las Vegas area. Western Liberty believes that the proposed merger will enable Western Liberty to align with a partner that will enhance the banking services available to its customers without sacrificing the personal attention and dedication that Western Liberty has always offered.

Q:	What will happen in the merger?

A:	In the proposed merger, Western Liberty will merge with and into Western Alliance, with Western Alliance being the surviving corporation. In connection with the merger, Service1st may be merged with and into Bank of Nevada, with Bank of Nevada as the surviving entity.

Q.	What are the proposals on which I am being asked to vote?

A.	You are being asked to vote on the following proposals: (i) to approve the merger agreement proposal and approve the transactions contemplated thereby, or the merger agreement proposal, (ii) to approve, on an advisory (non-binding) basis, the compensatory arrangements between Western Liberty and its named executive officers providing for “golden parachute” compensation in connection with the merger and the agreements and understandings pursuant to which such compensation may be paid or become payable, or the “golden parachute” arrangements proposal, and (iii) to approve adjournments of the special meeting, if necessary, for the purpose of soliciting additional proxies in favor of the foregoing proposals.

Q.	Does the Western Liberty Board of Directors recommend voting in favor of the proposals?

A.	Yes. After careful consideration, Western Liberty’s Board of Directors has unanimously determined that the merger agreement, the merger and the transactions contemplated by the merger agreement are in the best interests of Western Liberty and its stockholders. As a result, Western Liberty’s Board of Directors unanimously recommends that you vote “FOR” the approval of the merger agreement proposal, “FOR” approval, on an advisory (non-binding) basis, of the “golden parachute” arrangements proposal and “FOR” the proposal to approve adjournments of the special meeting, if necessary, for the purpose of soliciting additional proxies in favor of the foregoing proposals.

Q:	When will the merger close?

A:	The merger is expected to close as soon as possible after the receipt of Western Liberty stockholder and regulatory approvals, which are expected in the fourth quarter of 2012. However, we cannot assure you when or if the merger will occur.

Q:	What will Western Liberty stockholders receive in the merger?

A:	You may elect to receive, subject to certain proration and other provisions as described below, either (i) 0.4341 of a share of Western Alliance common stock, or (ii) $4.02 in cash, without interest. The cash consideration and stock consideration have been calculated based on the number of shares of Western Liberty common stock outstanding as of August 17, 2012 and assuming the conversion of outstanding Western Liberty restricted stock units, the vesting of Western Liberty restricted stock awards and that no Western Liberty stock options are exercised. The actual stock consideration and cash consideration will be determined based on the number of shares of Western Liberty common stock issued and outstanding as of the effective time.

You will have the opportunity to elect the form of consideration to be received for your shares, subject to proration and allocation procedures set forth in the merger agreement which may result in your receiving a portion of the merger consideration in a form other than that which you elected.

Western Alliance may opt to increase the exchange ratio in specific circumstances where Western Liberty could otherwise terminate the merger agreement and likewise, Western Liberty may opt to decrease the exchange ratio in specific circumstances where Western Alliance could otherwise terminate the merger agreement. For more information regarding these termination rights and the adjustments that may result to the merger consideration, see “The Merger—Termination of the Merger Agreement” on page 88 for more information.

To facilitate the merger’s compliance with the “continuity of interest” requirement for tax-free reorganizations under the Code, the merger consideration is subject to potential adjustment to ensure that, for U.S. federal income tax purposes, the value of the total stock consideration paid to Western Liberty stockholders is no less than 42.5% of the value of the total merger consideration. For more information regarding the potential adjustments that may result to the merger consideration for U.S. federal income tax purposes, see the factors discussed in “Risk Factors” beginning on page 23 and “The Merger Agreement—Potential Adjustment of the Merger Consideration” beginning on page 91.

Q:	What will happen to shares of Western Alliance common stock in the merger?

A:

Each share of Western Alliance common stock outstanding held by Western Alliance stockholders immediately before the merger will continue to represent one share of Western Alliance common stock after the effective time. Accordingly, Western Alliance stockholders will receive no consideration in the merger and the merger will not change the number of shares a Western Alliance stockholder currently owns.

However, after the merger, the current stockholders of Western Alliance as a group will own a percentage of ownership of the combined company smaller than such stockholders’ percentage ownership of Western Alliance before the merger.

Q:	What vote is required to approve the proposals?

A:	The merger agreement proposal must be approved by a majority of the outstanding shares of Western Liberty’s common stock entitled to vote thereon. The “golden parachute” arrangements proposal must be approved by the affirmative vote of the majority of shares of Western Liberty common stock issued and outstanding present and in person or represented by proxy at the special meeting and entitled to vote thereon. The proposal to permit the proxies to adjourn the special meeting, including for the purpose of soliciting additional proxies, must be approved by the affirmative vote of the majority of shares of Western Liberty common stock present and in person or represented by proxy at the special meeting and entitled to vote, regardless of whether a quorum is present.

Q:	Is there a termination fee potentially payable under the Merger Agreement?

A:	Yes. Under certain circumstances, Western Liberty may be required to pay Western Alliance a termination fee if the merger agreement is terminated. See “The Merger Agreement—Expenses; Breakup Fee” on page 89 for more information.

Q:	How do I make an election with respect to my shares of Western Liberty common stock?

A:	Each Western Liberty stockholder will receive an election form, which you should complete and return, along with your Western Liberty stock certificate(s), according to the instructions printed on the form. The election deadline will be 5:00 p.m., New York City time, on , 2012, the date prior to the date of the special meeting, or the election deadline. A copy of the election form is being mailed under separate cover on or about the date of this proxy statement/prospectus. If you do not send in the election form with your stock certificates by the deadline, you will be deemed not to have made an election and you may be paid in cash, Western Alliance common stock or a combination of cash and stock depending on, and after giving effect to, the number of valid cash elections and stock elections that have been made by other Western Liberty stockholders. See “The Merger Agreement—Election Procedures; Surrender of Stock Certificates” on page 80 for more information.

Q:	Can I change or revoke my election with respect to my shares of Western Liberty common stock?

A:	You may change your election at any time prior to the election deadline by submitting to American Stock Transfer and Trust Company, LLC written notice accompanied by a properly completed and signed, revised election form. You may revoke your election by submitting written notice to American Stock Transfer and Trust Company, LLC prior to the election deadline or by withdrawing your stock certificates prior to the election deadline. Stockholders will not be entitled to change or revoke their elections following the election deadline. All elections will be revoked automatically if the merger agreement is terminated.

Q:	What if I hold options to purchase shares of Western Liberty or restricted stock awards or restricted stock units?

A:

Immediately prior to the effective time, each outstanding and unexercised option granted by Western Liberty, will become fully vested and exercisable. Each option holder may elect to exercise any such option in accordance with the other terms of such option, contingent on the consummation of the merger, and may elect to receive, for any shares of Western Liberty common stock acquired in such election, cash consideration, stock consideration or a combination thereof in accordance with the terms of the merger agreement and subject to the proration provisions thereof. In the event of such exercise election, all shares of Western Liberty common stock underlying the exercised options will be deemed to have been issued and outstanding immediately prior to the effective time.

If the merger is not completed, any options which have been so exercised will remain outstanding, subject to their original vesting schedules. At the effective time, any outstanding and unexercised option for which an exercise election has not been made will be cancelled and in exchange for such cancellation the optionee will receive an amount of cash, without interest, equal to the product of the (i) excess, if any, of the per share cash consideration to be paid by Western Alliance over the exercise price per share of such option and (ii) number of shares of Western Liberty common stock subject to such option, which cash payment will be treated as compensation and will be net of any applicable federal or state withholding tax. At the effective time, any option for which no exercise election is made the exercise price of which exceeds the per share cash consideration to be paid by Western Alliance will be cancelled without payment.

At the effective time, all outstanding unvested shares of Western Liberty common stock granted in the form of “restricted stock” awards and all grants in the form of “restricted stock units” made by Western Liberty that are convertible into shares of Western Liberty common stock will become vested rights to receive the merger consideration, subject to proration.

Q:	How do I make an election with respect to my options to purchase shares of Western Liberty common stock or restricted stock awards of Western Liberty common stock or my Western Liberty restricted stock units?

A:	If you hold options to purchase shares of Western Liberty common stock or you hold restricted stock awards of Western Liberty common stock or restricted stock units, you will soon receive under separate cover an election form that you may use make an election regarding the merger consideration to be received for any such restricted stock awards of Western Liberty common stock or restricted stock units you hold or an exercise election with respect to options and the form of merger consideration to be received for shares of Western Liberty common stock acquired in such election. The election deadline will be the same as for elections with respect to shares of Western Liberty common stock, which is 5:00 p.m., New York City time, on , 2012, the date prior to the date of the special meeting. To make an election, a holder must submit a properly completed election form and return it so that the form is actually received by American Stock Transfer & Trust Company, LLC at or before the election deadline in accordance with the instructions on the election form.

If you are an option holder and do not complete and return your election form, you will receive an amount of cash, without interest, equal to the product of (i) the excess, if any, of the cash consideration over the exercise price per share of such option and (ii) the number of shares of Western Liberty common stock subject to such option, which cash payment shall be treated as compensation and shall be net of any applicable federal or state withholding tax. At the effective time, if an election is not made for an option and the exercise price of such option exceeds the cash consideration, the option shall be cancelled without payment. If you hold restricted stock awards of Western Liberty common stock or restricted stock units and you do not complete and return your election form, you may be paid in cash, Western Alliance common stock or a mix of cash consideration and stock consideration depending on, and after giving effect to, the number of valid cash elections and stock elections that have been made by other Western Liberty stockholders using the proration adjustment described herein and set forth in the merger agreement.

Q:	Can I change my election with respect to my options to purchase shares of Western Liberty common stock or restricted stock awards of Western Liberty common stock?

A:

You may change or revoke your election by written notice received by American Stock Transfer & Trust Company, LLC prior to the election deadline. Optionholders will not be entitled to revoke or change their election following the election deadline, but may exercise their options in accordance with the terms thereof. Any exercise of options for which an election has been made will have the effect of automatically revoking such election. Once an option is exercised, such exercise cannot be revoked or undone. All elections will be revoked automatically if the merger agreement is terminated.

Q:	What are the material U.S. federal income tax consequences of the merger to U.S. holders of shares of Western Liberty common stock?

A:	The merger is intended to qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. Therefore, for U.S. federal income tax purposes, as a result of the merger, it is expected that a U.S. holder of shares of Western Liberty common stock generally will only recognize gain (but not loss) in an amount not to exceed the cash (if any) received as part of the merger consideration but will recognize gain or loss (1) if such holder received the entirety of its consideration in cash or (2) with respect to any cash received in lieu of fractional shares of Western Alliance common stock. See “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 74.

Q:	Will I receive any dividends?

A:	Before the merger takes place, Western Liberty has agreed not to pay any dividends to its stockholders. After the merger, any dividends will be based on what Western Alliance pays to its stockholders. Western Alliance has not paid dividends in the past and does not presently intend to pay dividends.

Q:	What will happen if Western Liberty stockholders do not approve the “golden parachute” arrangements proposal?

A:	Approval of “golden parachute” arrangements proposal is not a condition to the completion of the merger. The vote is an advisory vote and will not be binding on Western Liberty. Therefore, if the other requisite stockholder approvals are obtained and the merger is completed, the amounts payable under the “golden parachute” arrangements will still be paid as long as any other conditions applicable thereto occur.

Q:	Why am I being asked to cast an advisory (nonbinding) vote to approve “golden parachute” compensation that certain Western Liberty officers will receive in connection with the merger?

A:	SEC rules require that Western Liberty seek an advisory (nonbinding) vote with respect to certain payments that will be made to Western Liberty’s named executive officers by Western Liberty and Service1st in connection with the merger. See “The Merger—Interests of Western Liberty Directors and Officers in the Merger That are Different From Yours” and “The Merger—Golden Parachute Compensation for Western Liberty Named Executive Officers.”

Q:	Who can vote?

A:	You are entitled to vote at the Western Liberty special meeting if you owned Western Liberty common stock at the close of business on , 2012. You will have one vote for each share of Western Liberty common stock that you owned at that time.

Q:	What do I need to do now?

A:	You should first carefully read and consider the information contained and incorporated by reference in this proxy statement/prospectus. If you are a Western Liberty stockholder:

•

After you have decided how to vote your shares, please indicate on the enclosed proxy card how you want to vote, and sign, date and return it as soon as possible in the enclosed envelope. If you sign and send in your proxy card and do not indicate how you want to vote, your proxy card will be voted

“FOR” approval of the merger agreement proposal, the “golden parachute” arrangements proposal and the proposal to approve adjournments or postponements of the special meeting, if necessary, to permit further solicitation of proxies in favor of the foregoing proposals. Not returning a proxy card, or not voting in person at the special meeting or abstaining from voting, will have the same effect as voting AGAINST the merger agreement proposal.

•

You can choose to attend the special meeting and vote your shares in person instead of completing and returning a proxy card. If you do complete and return a proxy card, you may change your vote at any time up to and including the time of the vote on the day of the special meeting by following the directions in the section “The Special Meeting—Revocability of Proxies.”

•	You may also choose to submit your proxy by telephone or on the Internet and may do so by following the instructions on your proxy card.

•

You should complete and return the election form, together with your stock certificate(s), to American Stock Transfer & Trust Company, LLC according to the instructions printed on the form. Do not send your Western Liberty stock certificates and/or your election form with your proxy card.

If you are a Western Liberty optionholder, you should complete and return the election form with respect to your options to American Stock Transfer & Trust Company, LLC according to the instructions printed on the form.

Q:	If my shares are held in “street name” by my broker, bank or other nominee, will my broker, bank or other nominee automatically vote my shares for me?

A:	No. Your broker, bank or other nominee will not vote your shares of Western Liberty common stock unless you provide instructions to your broker, bank or other nominee on how to vote. You should instruct your broker, bank or other nominee to vote your shares by following the instructions provided by the broker, bank or nominee with this proxy statement/prospectus.

Q:	What if I fail to vote on the Internet or by telephone or to submit my proxy card or to instruct my broker, bank or other nominee?

A:	If you fail to properly vote on the Internet or by telephone or to submit your proxy card or to instruct your broker, bank or other nominee to vote your shares of Western Liberty common stock and you do not attend the special meeting and vote your shares in person, your shares will not be voted. This will have the same effect as a vote “AGAINST” the merger agreement proposal.

Q:	What do I do if I receive more than one proxy statement/prospectus or set of voting instructions?

A:	If you hold shares directly as a record holder and also in “street name” or otherwise through a nominee, you may receive more than one proxy statement/prospectus and/or set of voting instructions relating to the special meeting. These should each be voted and/or returned separately in order to ensure that all of your shares are voted.

Q:	Can I change my vote after I have mailed my signed proxy card?

A:	Yes. You may revoke your proxy at any time prior to the close of voting at the special meeting by doing any one of the following: (1) complete, sign, date and submit another proxy (a properly executed, valid proxy will revoke any previously submitted proxies); (2) re-vote by telephone or on the Internet; (3) provide written notice of revocation to Western Liberty’s Chief Financial Officer; or (4) attend the special meeting and vote in person. For more information see “The Special Meeting—Revocability of Proxies” beginning on page 41.

Q:	Should I send in my stock certificates now?

A:	No. You will receive a form on which you can elect the type of consideration you would prefer to receive as a result of the merger, which will include instructions for surrendering your stock certificates in order to make an effective election. If you do not surrender your stock certificates as part of the election process, then after the merger is complete you will receive separate written instructions for surrendering your shares of Western Liberty common stock in exchange for the merger consideration. In the meantime, you should retain your stock certificates because they are still valid. Please DO NOT send in your stock certificates with your proxy card.

Q:	What do I do with my stock certificates?

A:	You should send your Western Liberty common stock certificates to the exchange agent, American Stock Transfer & Trust Company, LLC, with your completed, signed election form prior to the election deadline.

Q:	What needs to be done to complete the merger?

A:	Completion of the merger depends on a number of conditions being met. In addition to compliance with the merger agreement, these include, but are not limited to:

•	the approval of the merger agreement by Western Liberty stockholders;

•	the approval of the merger by federal and state regulatory authorities;

•	the approval for listing on the NYSE of the shares of Western Alliance common stock issuable in connection with the merger;

•	the absence of any injunction or legal restraint preventing the consummation of the merger or government proceedings trying to block the merger;

•	the registration statement filed with the SEC to register the shares of Western Alliance’s common stock to be issued in the merger shall have been declared effective by the SEC; and

•	receipt by Western Liberty and Western Alliance of satisfactory legal opinions regarding certain tax matters.

When the law permits, Western Alliance or Western Liberty could decide to complete the merger even though one or more of these conditions has not been met. We cannot be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.

Q:	What happens if I sell my shares after the record date but before the special meeting?

A:	The record date of the special meeting is earlier than the date of the special meeting and the date that the merger is expected to be completed. If you sell or otherwise transfer your Western Liberty shares after the record date but before the date of the special meeting, you will retain your right to vote at the special meeting (provided that such shares remain outstanding on the date of the special meeting), but you will not have the right to receive the merger consideration to be received by Western Liberty stockholders in the merger. In order to receive the merger consideration, you must hold your shares through completion of the merger.

Q:	Are Western Liberty stockholders entitled to seek appraisal or dissenters’ rights if they do not vote in favor of the adoption of the merger agreement?

A:

Under Delaware law, holders of shares of Western Liberty common stock that meet certain requirements will have the right to dissent from the merger and obtain payment in cash for the fair value of their shares of

Western Liberty common stock, as determined by the Delaware Court of Chancery, rather than the merger consideration. In particular, under Delaware law, appraisal rights are only available if, among other things, stockholders are required to accept cash for their shares (other than cash in lieu of fractional shares). Therefore, with respect to any shares of Western Liberty common stock for which you did not elect to receive cash merger consideration, but would be required under the merger agreement to receive cash merger consideration (other than cash in lieu of fractional shares of Western Liberty common stock), you may have the right, if you do not vote in favor of the merger agreement, in lieu of receiving the cash merger consideration for those shares, to obtain payment in cash for the “fair value” of those shares as determined by the Delaware Chancery Court. It is possible that the fair value as determined by the Delaware Chancery Court may be more or less than, or the same as, the merger consideration. Western Liberty reserves the right to take the position that appraisal may only be sought with respect to shares described in the second sentence of this paragraph, and may not be exercised with respect to any shares as to which cash was elected or stock was received.

To exercise appraisal rights, Western Liberty stockholders must strictly follow the procedures prescribed by Delaware law. These procedures are summarized under the section entitled “The Merger—Dissenters’ Appraisal Rights” beginning on page 69. In addition, the text of the applicable appraisal rights provisions of Delaware law is included as Appendix B to this proxy statement/prospectus.

Q:	Will I be able to sell the shares of Western Alliance common stock that I receive in the merger?

A:	You may freely trade the shares of Western Alliance common stock issued in the merger.

Q:	Are there risks involved in undertaking the merger?

A:	Yes. In evaluating the merger, Western Liberty stockholders should carefully consider the factors discussed in “Risk Factors” beginning on page 23 and other information about Western Alliance and Western Liberty included in the documents incorporated by reference into this proxy statement/prospectus.

Q:	Where can I find more information about the companies?

A:	You can find more information about Western Alliance and Western Liberty from the various sources described under “Where You Can Find More Information” beginning on page 102.

Q:	Who can I call with questions or to obtain copies of this proxy statement/prospectus and other documents?

A:	William Martin, Chief Executive Officer of Western Liberty Bancorp, at (702) 966-7400.

A copy of the merger agreement and any of the documents incorporated by reference in this proxy statement/prospectus will be provided to you promptly without charge if you call or write to Dale Gibbons, Chief Financial Officer, Western Alliance Bancorporation, One E. Washington Street, Suite 1400, Phoenix, Arizona 85004, Telephone: 602-389-3500 or Patricia A. Ochal, Chief Financial Officer of Western Liberty, 8363 W. Sunset Road, Suite 350, Las Vegas, Nevada 89113, at (702) 966-7400. The merger agreement and the documents incorporated herein by reference have been previously filed with the SEC. See “Where You Can Find More Information” on page 102.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus, including information included or incorporated by reference in this proxy statement/prospectus, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about the benefits of the merger between Western Alliance and Western Liberty, including future financial and operating results and performance; statements about Western Alliance and Western Liberty’s plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “should,” “may” or words of similar meaning. These forward-looking statements are based upon the current beliefs and expectations of Western Alliance and Western Liberty’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of Western Alliance and Western Liberty. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in these forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

•	the failure of the parties to satisfy the closing conditions in the merger agreement in a timely manner or at all;

•	the failure of the stockholders of Western Liberty to adopt the merger agreement;

•	the failure to obtain governmental approvals of the merger;

•	disruptions to the parties’ businesses as a result of the announcement and pendency of the merger;

•	costs or difficulties related to the integration of the businesses following the merger;

•	dependency on real estate and events that negatively impact real estate;

•	high concentration of commercial real estate, construction and development, commercial and industrial loans;

•	actual credit losses may exceed expected losses in the loan portfolio;

•	possible need for a valuation allowance against deferred tax assets;

•	the effects of interest rates and interest rate policy;

•	exposure of financial instruments to certain market risks may cause volatility in earnings;

•	dependence on low-cost deposits;

•	ability to borrow from Federal Home Loan Bank, or FHLB, or Federal Reserve Bank, or FRB;

•	events that further impair goodwill;

•	increase in the cost of funding as the result of changes to our credit rating;

•	expansion strategies may not be successful;

•	the ability of the parties to control costs;

•	risk associated with changes in internal controls and processes;

•	the ability of the parties to compete in a highly competitive market;

•	the ability to recruit and retain qualified employees, especially seasoned relationship bankers;

•	the effects of terrorist attacks or threats of war;

•	risk of audit of U.S. federal tax deductions;

•	perpetration of internal fraud;

•	risk of operating in a highly regulated industry and our ability to remain in compliance;

•	possible need to revalue our deferred tax assets if stock transactions result in limitations on deductibility of net operating losses or loan losses;

•	exposure to environmental liabilities related to the properties to which we acquire title;

•

recent and proposed legislative and regulatory changes including the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the rules and regulations that might be promulgated thereunder and the Basel III rulemaking proceedings of the Board of Governors of the Federal Reserve System and other federal regulators;

•	cyber security risks; and

•	risks related to ownership and price of our common stock.

Additional factors that could cause Western Alliance’s and Western Liberty’s results to differ materially from those described in the forward-looking statements can be found in Western Alliance’s and Western Liberty’s filings with the Securities and Exchange Commission, including Western Alliance’s and Western Liberty’s respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2011, as, in the case of Western Liberty, amended, and their respective Quarterly Reports on Form 10-Q for the quarters ending March 30, 2012 and June 30, 2012.

You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this proxy statement/prospectus or the date of any document incorporated by reference in this proxy statement/prospectus. All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this proxy statement/prospectus and attributable to Western Alliance and Western Liberty or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable law or regulation, Western Alliance and Western Liberty undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events.

RISK FACTORS

In addition to the other information included in this proxy statement/prospectus (including the matters addressed in “Cautionary Note Concerning Forward-Looking Statements”) and incorporated by reference into this document, you should carefully consider the matters described below in determining whether to approve the merger agreement and in connection with your election with respect to the form of merger consideration you will receive for your Western Liberty shares or options. Please also refer to the additional risk factors identified in the periodic reports and other documents of Western Alliance and Western Liberty incorporated by reference into this document and listed in “Where You Can Find More Information” on page 102. Any of these risks could have an adverse effect on Western Alliance’s business, financial condition, results of operations or prospects, which could in turn affect the price of its shares.

Risks Related to the Merger

Because the market price of Western Alliance’s common stock will fluctuate, Western Liberty stockholders who receive stock consideration will not know until the effective time the value of the consideration they will receive in the merger.

Upon completion of the merger, each share of Western Liberty common stock, other than dissenting shares, will be converted into the right to receive merger consideration consisting of, at the option of the holder of such share, either cash consideration or stock consideration. Because the per share stock consideration is fixed, the market value of the Western Alliance common stock to be issued in the merger will depend upon the market price of Western Alliance common stock. This market price may vary from the closing price of Western Alliance common stock on the date the merger was announced, on the date that this proxy statement/prospectus was mailed to Western Liberty stockholders and on the date of the Western Liberty special meeting. Accordingly, at the time of the Western Liberty special meeting, Western Liberty stockholders who elect to receive stock consideration will not necessarily know or be able to calculate the value of the stock consideration they would be entitled to receive upon completion of the merger. You should obtain current market quotations for shares of Western Alliance common stock and for shares of Western Liberty common stock.

The market price of Western Alliance common stock after the merger may be affected by factors different from those affecting the shares of Western Alliance or Western Liberty currently.

The businesses of Western Alliance and Western Liberty differ and, accordingly, the results of operations of the combined company and the market price of the combined company’s shares of common stock may be affected by factors different from those currently affecting the independent results of operations and market prices of common stock of each of Western Alliance and Western Liberty. For a discussion of the businesses of Western Alliance and Western Liberty and of certain factors to consider in connection with those businesses, see the documents incorporated by reference in this proxy statement/prospectus and referred to under “Where You Can Find More Information” beginning on page 102.

Stockholders may receive a form of consideration different from what they elect.

While each Western Liberty stockholder may elect to receive cash or Western Alliance common stock in the merger, subject to certain adjustments described in the summary of the merger agreement under the heading “The Merger Agreement,” 50% of the Western Liberty common stock outstanding at the completion of the merger will be converted into Western Alliance common stock. Western Alliance will pay no more than $27.5 million in cash under the terms of the merger agreement. Therefore, if Western Liberty stockholders elect more cash or stock than is available under the merger agreement, their elections will be prorated to permit 50% of the Western Liberty common stock outstanding at the completion of the merger to be converted into Western Alliance common stock. As a result, your ability to receive cash or stock in accordance with your election may depend on the elections of other Western Liberty stockholders.

If you tender shares of Western Liberty common stock to make an election, you will not be able to transfer those shares until after the merger, unless you revoke your election prior to the election deadline.

To make a cash or stock election, you must deliver your stock certificate(s) to the exchange agent. The deadline for doing this is 5:00 p.m. New York City time, on                     , 2012, the day before the special meeting of stockholders. You will not be able to sell any shares of Western Liberty common stock that you have delivered, unless you revoke your election before the deadline by providing written notice to the exchange agent. If you do not revoke your election, you will not be able to liquidate your investment in Western Liberty common stock for any reason until you receive cash or Western Alliance common stock, or both, in the merger. During the period between delivery of your shares and the closing of the merger, the trading price of Western Alliance common stock may decrease.

The date that you will receive your merger consideration depends on the completion date of the merger, which is expected to occur in the fourth quarter of 2012. The completion date of the merger might be later than expected due to unforeseen events, such as delays in obtaining regulatory approvals.

The merger agreement limits Western Liberty’s ability to pursue alternatives to the merger.

The merger agreement contains terms and conditions that make it more difficult for Western Liberty to sell its business to a party other than Western Alliance. These “no shop” provisions impose restrictions on Western Liberty that, subject to certain exceptions, limit Western Liberty’s ability to discuss or facilitate competing third party proposals to acquire all or a significant part of Western Liberty.

In addition, the Board of Directors of Western Liberty has agreed that it will not, directly or indirectly, facilitate or recommend a competing acquisition proposal, subject to limited exceptions. While the Board of Directors could take such actions if it determined that the failure to do so would or would be reasonably likely to violate its fiduciary duties, doing so would entitle Western Alliance to terminate the merger agreement and may entitle it to receive a termination fee. Western Liberty will also be required to pay the termination fee if the merger agreement is terminated because Western Liberty’s stockholders fail to approve the agreement, there occurred prior to the date of Western Liberty’s special meeting a “third party public event” (as defined herein), and Western Liberty completes, or enters into an agreement for, an alternative acquisition transaction during the 12 months after the termination of the merger agreement.

Western Alliance required Western Liberty to agree to these provisions as a condition to Western Alliance’s willingness to enter into the merger agreement. However, these provisions might discourage a third party that might have an interest in acquiring all or a significant part of Western Liberty from considering or proposing that acquisition even if it were prepared to pay consideration with a higher per share market price than the current proposed merger consideration, and the termination fee might result in a potential competing acquirer proposing to pay a lower per share price to acquire Western Liberty than it might otherwise have proposed to pay.

Western Liberty will be subject to business uncertainties and contractual restrictions while the merger is pending.

Uncertainty about the effect of the merger on employees, suppliers and customers may have an adverse effect on Western Liberty. These uncertainties may impair Western Liberty’s ability to attract, retain and motivate key personnel until the merger is completed and for a period of time thereafter, and could cause customers, suppliers and others who deal with Western Liberty to seek to change existing business relationships with Western Liberty. Western Liberty employee retention and recruitment may be particularly challenging prior to the effective time of the merger, as employees and prospective employees may experience uncertainty about their future roles with the combined company.

The pursuit of the merger and the preparation for the integration may place a significant burden on management and internal resources. Any significant diversion of management attention away from ongoing business and any difficulties encountered in the transition and integration process could affect the financial results of Western Liberty and, following the merger, the combined company. In addition, the merger agreement requires that Western Liberty operate in the ordinary course of business consistent with past practice and restricts Western Liberty from taking certain actions prior to the effective time of the merger or termination of the merger agreement. These restrictions may prevent Western Liberty from pursuing attractive business opportunities that may arise prior to the completion of the merger.

Western Liberty’s executive officers and directors have interests in the merger that are different from your interest as an Western Liberty stockholder.

Western Liberty executive officers negotiated the merger agreement with Western Alliance, and the Board of Directors approved the agreement and is recommending that Western Liberty stockholders who are entitled to vote, vote for the agreement. In considering these facts and the other information contained in this proxy statement/prospectus, you should be aware that Western Liberty’s executive officers and directors have interests in the merger in addition to the interests that they share with you as a Western Liberty stockholder. As described in detail under the heading “The Merger—Interests of Western Liberty Directors and Executive Officers in the Merger That are Different Than Yours,” these interests include the accelerated vesting of restricted stock awards and payments pursuant to severance agreements, as well as other considerations.

The tax consequences of the merger to a Western Liberty stockholder will be dependent upon the merger consideration received.

The merger is intended to qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. Therefore, for U.S. federal income tax purposes, as a result of the merger, it is expected that a U.S. holder of shares of Western Liberty common stock generally will only recognize gain (but not loss) in an amount not to exceed the cash (if any) received as part of the merger consideration and will recognize gain or loss if such holder received the entirety of its consideration in cash or with respect to any cash received in lieu of fractional shares of Western Alliance common stock.

The number of shares of Western Alliance common stock and the cash amount payable as consideration to Western Liberty stockholders are subject to adjustment and may not be finally determined until after Western Liberty stockholders have voted on the merger.

The allocation of stock consideration and cash consideration to be received by Western Liberty stockholders in the merger for each share of Western Liberty common stock held by them may not be finally determined until after Western Liberty stockholders have voted on the merger. To facilitate the merger’s compliance with the “continuity of interest” requirement for tax-free reorganizations under the Code, the merger consideration is subject to potential adjustment to ensure that for U.S. federal income tax purposes, the value of the total stock consideration paid to Western Liberty stockholders is no less than 42.5% of the value of the total merger consideration.

If an adjustment to the merger consideration is required, then Western Liberty stockholders that have not exercised appraisal rights would have their cash portion of the merger consideration reduced and the stock component of their merger consideration increased.

An adjustment in the merger consideration as described in “Risk Factors—The number of shares of Western Alliance common stock and the cash amount payable as consideration to Western Liberty stockholders are subject to adjustment and may not be finally determined until after Western Liberty stockholders have voted on the merger” would result in a decrease in the cash component of the merger consideration and an increase in the stock component of the merger consideration deliverable to those Western Liberty stockholders that have not exercised appraisal rights. The market price of Western Alliance common stock may decline, as described in “Risk Factors—Because the market price of Western Alliance’s common stock will fluctuate, Western Liberty stockholders who receive stock consideration will not know until the effective time the value of the consideration they will receive in the merger.” Accordingly, in the event that an adjustment in the merger consideration is required, the merger consideration deliverable to Western Liberty stockholders that do not exercise appraisal rights would include a lower proportionate cash consideration component than the $4.02 currently contemplated and a higher proportionate stock consideration component than that contemplated by the current exchange ratio of 0.4341. These adjustments to the merger consideration, including the increase in the stock component of the merger consideration, may occur at a time when the value of Western Alliance common stock is declining.

The merger agreement may not be completed if certain conditions to the merger are not satisfied or waived or if the merger agreement is terminated by the parties in accordance with its terms.

The merger agreement is subject to a number of conditions which must be fulfilled in order to complete the merger. Those conditions include, but are not limited to: the adoption of the merger agreement by Western Liberty stockholders, receipt of required regulatory approvals, absence of orders prohibiting the completion of the merger, the effectiveness of the registration statement of which this proxy statement/prospectus is a part, the continued accuracy of the representations and warranties by both parties, the performance by both parties of their covenants and agreements, and the receipt by both parties of legal opinions from their respective tax counsels.

In addition, Western Liberty or Western Alliance may choose to terminate the merger agreement in a variety of circumstances, including that Western Liberty may terminate the merger agreement if the average closing price of Western Alliance common stock during the twenty trading day period ending on the date of receipt of all required regulatory approvals is less than $7.41 and Western Alliance common stock underperforms a specified peer-group index by more than 20%. Any such termination would be subject to the right of Western Alliance to avoid such termination by increasing the amount of stock consideration to be provided to Western Liberty stockholders pursuant to the formula prescribed in the merger agreement. Additionally, Western Alliance may terminate the merger agreement if the average closing price of stock consideration during the twenty trading day period ending on the date of receipt of all required regulatory approvals is more than $11.11 and Western Alliance common stock outperforms a specified peer-group index by more than 20%. Any such termination would be subject to the right of Western Liberty to avoid such termination by adjusting the amount of Western Alliance common stock to be provided to Western Liberty stockholders pursuant to a formula prescribed in the merger agreement. See “The Merger Agreement—Termination of the Merger Agreement” beginning on page 88 for a more complete discussion of the circumstances under which the merger agreement could be terminated.

The fairness opinion obtained by Western Liberty from its financial advisor will not reflect changes in circumstances subsequent to the date of the fairness opinion.

Sandler O’Neill, Western Liberty’s financial advisor in connection with the proposed merger, orally delivered to the Board of Directors of Western Liberty its opinion, which was subsequently confirmed in writing dated as of August 17, 2012. The opinion of Sandler O’Neill stated that as of such date, and based upon and subject to the factors and assumptions set forth therein, the per share consideration to be received in the merger was fair to the Western Liberty stockholders from a financial point of view. The opinion does not reflect changes that may occur or may have occurred after the date of the opinion, including changes to the operations and prospects of Western Alliance or Western Liberty, changes in general market and economic conditions or regulatory or other factors. Any such changes, or changes in other factors on which the opinion is based, may materially alter or affect the relative values of Western Alliance and Western Liberty.

The merger is subject to the receipt of consents and approvals from governmental entities that may delay the date of completion of the merger or impose conditions that could have an adverse effect on Western Alliance.

Before the merger may be completed, various approvals or consents must be obtained from state and federal governmental authorities, including the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation and the Nevada Financial Institutions Division. Satisfying the requirements of these governmental entities may delay the date of completion of the merger. In addition, these governmental entities may include conditions on the completion of the merger or require changes to the terms of the merger. While

Western Alliance and Western Liberty do not currently expect that any such conditions or changes would result in a material adverse effect on Western Alliance, there can be no assurance that they will not, and such conditions or changes could have the effect of delaying completion of the merger or imposing additional costs on or limiting the revenues of Western Alliance following the merger, any of which might have a material adverse effect on Western Alliance following the merger. The parties are not obligated to complete the merger should any regulatory approval contain a non-customary condition that materially alters the benefit to which Western Alliance bargained for in the merger agreement.

The unaudited pro forma financial information included in this proxy statement/prospectus is preliminary, and may differ materially from the combined company’s actual financial position and results of operations after the merger.

The unaudited pro forma financial information in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what the combined company’s actual financial position or results of operations would have been had the merger been completed on the dates indicated.

Failure to complete the merger could negatively impact the stock prices and future businesses and financial results of Western Alliance and Western Liberty.

If the merger is not completed, the ongoing businesses of Western Alliance and Western Liberty may be adversely affected and Western Alliance and Western Liberty will be subject to several risks, including the following:

•

Western Liberty may be required, under certain circumstances, to pay Western Alliance a termination fee of $2.0 million under the merger agreement and pay Western Alliance’s costs and expenses incurred in connection with the merger agreement or the transactions contemplated thereby up to $400,000;

•

Western Alliance may be required, under certain circumstances, to pay Western Liberty’s costs and expenses incurred in connection with the merger agreement or the transactions contemplated thereby up to $400,000;

•

Western Alliance and Western Liberty will be required to pay certain costs relating to the merger, whether or not the merger is completed, such as legal, accounting, financial advisor and printing fees;

•

under the merger agreement, Western Liberty is subject to certain restrictions on the conduct of its business prior to completing the merger which may adversely affect its ability to execute certain of its business strategies; and

•

matters relating to the merger may require substantial commitments of time and resources by Western Alliance and Western Liberty management, which could otherwise have been devoted to other opportunities that may have been beneficial to Western Alliance and Western Liberty as independent companies, as the case may be.

In addition, if the merger is not completed, Western Alliance and/or Western Liberty may experience negative reactions from the financial markets and from their respective customers and employees. Western Alliance and/or Western Liberty also could be subject to litigation related to any failure to complete the merger or to enforcement proceedings commenced against Western Alliance or Western Liberty to perform their respective obligations under the merger agreement. If the merger is not completed, Western Alliance and Western Liberty cannot assure their stockholders that the risks described above will not materialize and will not materially affect the business, financial results and stock prices of Western Alliance and/or Western Liberty.

The shares of Western Alliance common stock to be received by Western Liberty stockholders as stock consideration as a result of the merger will have different rights from shares of Western Liberty common stock.

Following completion of the merger, Western Liberty stockholders will no longer be stockholders of Western Liberty. Western Liberty stockholders who receive stock consideration in the merger will instead be stockholders of Western Alliance. There will be important differences between your current rights as a Western Liberty stockholder and the rights to which you will be entitled as a Western Alliance stockholder. See “Differences in the Rights of Stockholders” beginning on page 92 for a discussion of the different rights associated with Western Alliance common stock and Western Liberty common stock.

Western Liberty stockholders will have a reduced ownership and voting interest after the merger and will exercise less influence over management of the combined organization.

Western Liberty’s stockholders currently have the right to vote in the election of the Board of Directors of Western Liberty and on other matters affecting Western Liberty. Upon the completion of the merger, each Western Liberty stockholder who receives stock consideration will become a stockholder of Western Alliance with a percentage ownership of the combined organization that is much smaller than the stockholder’s percentage ownership of Western Liberty. It is expected that the former stockholders of Western Liberty as a group will receive shares in the merger constituting less than 3.5% of the outstanding shares of Western Alliance common stock immediately after the merger. Because of this, Western Liberty’s stockholders will have significantly less influence on the management and policies of Western Alliance than they now have on the management and policies of Western Liberty.

Risks Related to the Combined Company if the Merger is Completed

The integration of the companies will present significant challenges that may result in the combined business not operating as effectively as expected or in the failure to achieve some or all of the anticipated benefits of the transaction.

The benefits and synergies expected to result from the proposed transaction will depend in part on whether the operations of Western Liberty can be integrated in a timely and efficient manner with those of Western Alliance. Western Alliance will face challenges in consolidating its functions with those of Western Liberty, and integrating the organizations, procedures and operations of the two businesses. The integration of Western Alliance and Western Liberty will be complex and time-consuming, and the management of both companies will have to dedicate substantial time and resources to it. These efforts could divert management’s focus and resources from other strategic opportunities and from day-to-day operational matters during the integration process. Failure to successfully integrate the operations of Western Alliance and Western Liberty could result in the failure to achieve some of the anticipated benefits from the transaction, including cost savings and other operating efficiencies, and could have an adverse effect on the business, results of operations, financial condition or prospects of Western Alliance after the transaction.

Estimates as to the future value of the combined company are inherently uncertain. You should not rely on such estimates without considering all of the information contained in this proxy statement/prospectus.

Any estimates as to the future value of the combined company, including estimates regarding the price at which the common stock of the combined company will trade following the merger, are inherently uncertain. The future value of the combined company will depend upon, among other factors, the combined company’s ability to achieve projected revenue and earnings expectations and to realize the anticipated synergies described in this proxy statement/prospectus, all of which are subject to the risks and uncertainties described in this proxy statement/prospectus, including these risk factors. Accordingly, you should not rely upon any estimates as to the future value of the combined company, or the price at which the common stock of the combined company will trade following the merger, whether made before or after the date of this proxy statement/prospectus by Western Alliance’s and Western Liberty’s respective management or affiliates or others, without considering all of the information contained in this proxy statement/prospectus.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF WESTERN ALLIANCE

The following table sets forth certain of Western Alliance’s consolidated financial data. The consolidated financial data as of and for the years ended December 31, 2011, 2010, 2009, 2008 and 2007 is derived from Western Alliance’s audited consolidated financial statements. The selected balance sheet data as of December 31, 2011 and 2010 and selected statements of operations data for the years ended December 31, 2011, 2010 and 2009 are derived from our audited financial statements included in Western Alliance’s Annual Report on Form 10-K for the year ended December 31, 2011 which is incorporated by reference into this proxy statement. The selected balance sheet data as of December 31, 2009, 2008 and 2007 and selected statements of operations data for the years ended December 31, 2008 and 2007 are derived from Western Alliance’s audited financial statements not included in this proxy statement. The consolidated financial information as of and for the six months ended June 30, 2012 and 2011 is derived from Western Alliance’s unaudited consolidated financial statements which are included in Western Alliance’s Quarterly Reports on Form 10-Q for the six months ended June 30, 2012 and 2011 incorporated by reference into this proxy statement and which, in Western Alliance’s opinion, include all adjustments (consisting of normal, recurring adjustments) necessary for a fair statement of Western Alliance’s financial position and results of operations for such periods. Interim results for the six months ended June 30, 2012 are not necessarily indicative of results for the remainder of the fiscal year or for any future period.

	At or for the Six Months Ended June 30,		As or for the Year Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
	(in thousands, except per share amounts)
Balance Sheet Summary:
Total assets	$7,163,572	$6,508,089	$6,844,541	$6,193,883	$5,753,279	$5,242,761	$5,016,096
Cash and cash equivalents	178,920	534,560	154,995	216,746	396,830	139,954	115,629
Investment securities	1,397,918	1,114,450	1,483,158	1,235,365	810,750	565,377	736,200
Total loans	5,067,346	4,307,330	4,680,899	4,129,843	3,971,015	4,020,884	3,583,704
Goodwill and other intangibles	33,953	37,511	35,732	39,291	43,121	100,000	242,180
Total deposits	6,001,448	5,588,320	5,658,512	5,338,441	4,722,102	3,652,266	3,546,922
FHLB advances	230,000	—	280,000	—	—	—	—
Junior subordinated debt and other borrowings	110,201	115,872	110,306	118,034	102,438	103,038	122,240
Stockholders’ equity	672,120	615,653	636,683	602,174	575,725	495,497	501,518

Income Statement Data:
Interest income	$155,283	$145,612	$296,591	$281,813	$276,023	$295,591	$305,822
Interest expense	14,421	21,227	38,923	49,260	73,734	100,683	125,933

Net interest income	140,862	124,385	257,668	232,553	202,289	194,908	179,889
Provision for credit losses	26,411	21,932	46,188	93,211	149,099	68,189	20,259
Other non-interest income	13,281	16,427	34,457	46,836	4,435	(117,258)	22,533
Other non-interest expense	92,328	99,155	195,598	196,758	242,977	288,967	131,011

Income (loss) from continuing operations before income taxes	35,404	19,725	50,339	(10,580)	(185,352)	(279,506)	51,152
Income tax expense (benefit)	9,700	7,324	16,849	(6,410)	(38,453)	(49,496)	16,674
Loss from discontinued operations, net of tax benefit	(443)	(1,019)	(1,996)	(3,025)	(4,507)	(6,450)	(1,603)

Net income (loss)	25,261	11,382	31,494	(7,195)	(151,406)	(236,460)	32,875
Dividends and accretion on preferred stock	3,088	5,006	16,206	9,882	9,742	1,081	—

Net income (loss) available to common shareholders	$22,173	$6,376	$15,288	$(17,077)	$(161,148)	$(237,541)	$32,875

	At or for the Six Months Ended June 30,		As or for the Year Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
	(in thousands, except per share amounts)
Per Share Data:
Basic earnings (loss) per share	$0.27	$0.08	$0.19	$(0.23)	$(2.74)	$(7.27)	$1.14
Diluted earnings (loss) per share	0.27	0.08	0.19	(0.23)	(2.74)	(7.27)	1.06
Cash dividends per share	—	—	—	—	—	—	—
Book value per share	$6.39	$5.89	$6.02	$5.77	$6.18	$9.59	$16.63
Weighted average shares outstanding—basic	81,475	80,838	80,909	75,083	58,836	32,652	28,918
Weighted average shares outstanding—diluted	82,091	81,119	81,183	75,083	58,836	32,652	31,019
Shares outstanding at end of period	83,157	82,139	82,362	81,669	72,504	38,601	30,157
Return on average stockholders’ equity	5.10%	3.70%	4.99%	-1.20%	-25.83%	-46.11%	6.66%
Return on average assets	0.48	0.36	0.49	-0.12	-2.72	-4.55	0.70
Loan to deposit ratio	86.06	78.95	84.48	79.43	86.39	112.14	102.43
Average equity to average assets	9.50	9.70	9.70	10.00	10.50	9.90	10.60
Nonaccrual loans and repossessed assets to total assets	2.53	3.05	2.62	3.63	4.12	1.40	0.42

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF WESTERN LIBERTY

The following table sets forth certain of Western Liberty’s consolidated financial data. Western Liberty Bancorp’s (WLBC) balance sheet data as of December 31, 2011 and 2010 and related statements of operations for the years ended December 31, 2011 and 2010 are derived from WLBC’s audited financial statements included in WLBC’s Annual Report on Form 10-K for the year ended December 31, 2011, as amended, which is incorporated by reference into this proxy statement. The consolidated financial information as of and for the six months ended June 30, 2012 and 2011 is derived from Western Liberty’s unaudited consolidated financial statements which are included in Western Liberty’s Quarterly Reports on Form 10-Q for the six months ended June 30, 2012 and 2011 incorporated by reference into this proxy statement and which, in Western Liberty’s opinion, include all adjustments (consisting of normal, recurring adjustments) necessary for a fair statement of Western Liberty’s financial position and results of operations for such periods. Interim results for the six months ended June 30, 2012 are not necessarily indicative of results for the remainder of the fiscal year or for any future period.

	At or for the Six Months Ended June 30,		At or for the Year Ended December 31,
	2012	2011	2011	2010(1)
	(in thousands, except per share amounts)
Selected Balance Sheet Data:
Total assets	$198,712	$223,343	$198,290	$257,546
Cash and cash equivalents	85,092	103,426	89,353	103,227
Certificates of Deposit	1,988	4,195	—	26,889
Securities, available for sale	250	824	472	1,819
Securities, held to maturity	463	3,692	2,031	5,314
Gross loans, including net deferred loan fees	104,837	101,533	101,861	106,259
Allowance for loan losses	(2,645)	(4,404)	(2,919)	(36)
Deposits	124,250	131,585	121,226	160,286
Stockholders’ equity	73,712	89,099	76,041	93,829

Income Statement Data:
Interest income	$3,050	$5,934	$9,513	$1,530
Interest expense	215	239	484	115

Net interest income	2,835	5,695	9,029	1,415
Provision for credit losses	319	5,712	8,717	36
Other non-interest income	339	313	2,407	108
Other non-interest expense	5,401	5,301	16,947	9,137

Net loss	$(2,546)	$(5,005)	$(14,228)	$(7,650)

Performance Ratios:
Net interest margin	3.04%	5.67%	4.55%	3.33%
Efficiency ratio	170.2%	88.2%	148.19%	599.93%
Return on average assets	-2.53	-4.44	-6.54	-2.60
Return on average stockholders’ equity	-6.79	-10.78	-16.19	-5.89
Asset Quality:
Nonperforming loans	20,673	9,650	24,054	10,426
Allowance for loan losses as a percentage of nonperforming loans	12.79%	45.64%	12.14%	0.35%
Allowance for loan losses as a percentage of portfolio loans	2.52	4.34	2.87	0.35
Nonperforming loans as a percentage of total portfolio loans	19.72	9.50	23.61	9.81
Nonperforming loans as a percentage of total assets	10.40	6.31	12.13	4.05
Net charge-offs to average portfolio loans	0.557	1.28	5.66	0.00
Capital Ratios:
Average equity to average assets	37.31%	41.19%	40.42%	44.11%
Tier 1 equity to average assets	36.56	31.40	25.70	30.50
Tier 1 Risk-Based Capital ratio	68.06	70.10	70.37	68.40
Total Risk-Based Capital ratio	69.04	71.30	71.59	68.80

(1)	Service 1st was acquired in a 100% stock exchange on October 28, 2010. Thus, this data represents a full year of WLBC and a partial year (two months) for Service 1st.

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

The following Selected Unaudited Pro Forma Condensed Combined Financial Data is based on the historical financial data of Western Alliance and Western Liberty, and has been prepared to illustrate the effects of the merger. The Selected Unaudited Pro Forma Condensed Combined Financial Data does not give effect to any anticipated synergies, operating efficiencies or costs savings that may be associated with the merger. The Selected Unaudited Pro Forma Condensed Combined Financial Data also does not include any integration costs the companies may incur related to the merger as part of combining the operations of the companies.

The results of operations data below is presented as if the merger was completed on January 1, 2011 and the balance sheet data below is presented as if the merger were completed on June 30, 2012.

The unaudited pro forma financial data included in this proxy statement is based on the historical financial statements of Western Alliance and Western Liberty, and on publicly available information and certain assumptions that we believe are reasonable, which are described in the notes to the Unaudited Pro Forma Condensed Combined Financial Statements included in this proxy statement/prospectus.

This data should be read in conjunction with the Western Alliance and Western Liberty historical consolidated financial statements and accompanying notes in Western Alliance’s and Western Liberty’s respective Quarterly Reports on Form 10-Q as of and for the six months ended June 30, 2012 and Western Alliance’s Annual Report on Form 10-K and Western Liberty’s Annual Report on Form 10-K as of and for the year ended December 31, 2011, as amended.

Western Alliance has not performed due diligence or detailed valuation analysis necessary to determine the fair market values of Western Liberty’s assets to be acquired and liabilities to be assumed. Accordingly, the pro forma condensed combined financial data does not include an allocation of the purchase price, unless otherwise specified. Pro forma tables are based on preliminary due diligence and include management’s initial estimates of fair value adjustments which are subject to change based on results from detailed valuation analysis not yet completed.

See also the Unaudited Pro Forma Condensed Combined Financial Statements and notes thereto beginning on page 95.

	As of and for the Six Months Ended June 30, 2012	For the Year Ended December 31, 2012
Consolidated Statements of Income
Total interest income	$159,916	$309,271
Total interest expense	14,636	39,407

Net interest income	145,280	269,864
Provision for credit losses	26,730	54,905
Noninterest income	13,620	36,864
Noninterest expense	97,802	212,691

Income from continuing operations before income taxes	34,368	39,132
Income tax expense	9,337	12,927

Income from continuing operations	25,031	26,205
Loss from discontinued operations, net of tax benefit	(443)	(1,996)

Net income	24,588	24,209
Dividends and accretion on preferred stock	3,088	16,206

Net income available to common shareholders	$21,500	$8,003

Common Share Data
Basic earnings per share	$0.25	$0.10
Diluted earnings per share	0.25	0.10
Cash dividends per share	—	—
Consolidated Balance Sheets
Total assets	$7,328,195
Investment securities and money market	1,404,249
Loans held for investment and acquired loans	5,254,695
Deposits	6,125,698
Stockholders’ equity	711,743

Pro forma tables are based on preliminary due diligence and include management’s initial estimates of fair value adjustments which are subject to change based on results from detailed valuation analysis not yet completed.

COMPARATIVE HISTORICAL AND PRO FORMA PER SHARE DATA

The following table sets forth selected per share data for Western Alliance and Western Liberty separately on a historical basis. It also includes unaudited pro forma combined per share data for Western Alliance, which combines the data of Western Alliance and Western Liberty on a pro forma basis giving effect to the merger. This data does not give effect to any anticipated synergies, operating efficiencies or cost savings that may be associated with the merger. This data also does not include any integration costs the companies may incur related to the merger as part of combining the operations of the companies. This data should be read in conjunction with the Western Alliance and Western Liberty historical consolidated financial statements and accompanying notes in Western Alliance’s and Western Liberty’s respective Quarterly Reports on Form 10-Q as of and for the six months ended June 30, 2012, and Western Alliance’s Annual Report on Form 10-K and Western Liberty’s Annual Report on Form 10-K as of and for the year ended December 31, 2011, as amended. See also the Unaudited Pro Forma Condensed Combined Financial Statements and notes thereto beginning on page 95.

	As of and for the Year Ended December 31, 2011	As of and for the Six Months Ended June 30, 2012
	(In thousands, except per share data)
Western Alliance Historical Per Share Data:
Net income per share from continuing operations:
Basic	$0.21	$0.28
Diluted	0.21	0.28
Cash dividends per share	—	—
Book value per diluted share	6.11	6.48
Western Alliance Unaudited Pro Forma Combined Per Share Data:
Net income per share from continuing operations:
Basic	$0.12	$0.26
Diluted	0.12	0.26
Cash dividends per share	—	—
Book value per diluted share	6.36	6.71

	As of and for the Year Ended December 31, 2011	As of and for the Six Months Ended June 30, 2012
	(In thousands, except per share data)
Western Liberty Historical Per Share Data:
Net (loss) per share:
Basic	$(0.96)	$(0.19)
Diluted	(0.96)	(0.19)
Cash dividends per share	—	—
Book value per diluted share	5.65	5.47
Western Liberty Unaudited Equivalent Pro Forma Per Share Data:(1)
Net (loss) per share:
Basic	$0.05	$0.11
Diluted	0.05	0.11
Cash dividends per share	—	—
Book value per share	$2.76	$2.91

(1)	Derived by multiplying the combined company pro forma per share information by the assumed exchange ratio of 0.4341. The exchange ratio was calculated based on the number of shares of Western Liberty common stock issued and outstanding as of August 17, 2012, and assuming the conversion of outstanding Western Liberty restricted stock units, the vesting of Western Liberty restricted stock awards, and that no Western Liberty stock options are exercised. The actual exchange ratio will be determined at closing based on the number of shares of Western Liberty common stock issued and outstanding as of the effective time of the merger.

COMPARATIVE PER SHARE MARKET PRICE AND SHARE INFORMATION

Shares of Western Alliance common stock are listed and principally traded on the New York Stock Exchange, or NYSE, under the trading symbol “WAL” and shares of Western Liberty common stock are listed and principally traded on the NASDAQ Global Market, or NASDAQ, under the trading symbol “WLBC.” The following table sets forth, for the periods indicated, the high and low sales prices per share of the Western Alliance’s common stock and Western Liberty’s common stock as reported on NYSE and NASDAQ, respectively. Neither Western Alliance nor Western Liberty has ever paid any cash dividends and have no plans to pay any cash dividends in the foreseeable future.

On August 16, 2012, the last trading day before the execution of the merger agreement, the closing price of Western Alliance’s common stock on the NYSE was $9.40. On                     , 2012 the most recent practicable date before the printing of this document, the closing price of Western Alliance’s common stock on the NYSE was $            .

On August 16, 2012, the last trading day before the execution of the merger agreement, the closing price of Western Liberty’s common stock on NASDAQ was $2.85. On                     , 2012 the most recent practicable date before the printing of this document, the closing price of Western Liberty’s common stock on NASDAQ was $            .

On                     , 2012, the last practicable trading day prior to the date of this proxy statement/prospectus, there were              shares of Western Alliance common stock outstanding and              shares of Western Liberty common stock outstanding.

	Western Alliance				Western Liberty
	High		Low		High		Low
For the calendar quarterly period ended:
2009
March 31, 2009		$10.54		$3.72		$9.48		$9.14
June 30, 2009		$9.22		$4.00		$9.71		$9.44
September 30, 2009		$7.84		$5.86		$9.89		$9.65
December 31, 2009		$6.33		$2.99		$9.90		$6.42
2010
March 31, 2010		$6.04		$3.75		$8.10		$6.00
June 30, 2010		$9.64		$5.59		$9.00		$5.65
September 30, 2010		$8.10		$5.98		$7.80		$4.80
December 31, 2010		$7.46		$5.69		$6.94		$3.96
2011
March 31, 2011		$8.45		$6.77		$6.44		$3.52
June 30, 2011		$8.33		$6.47		$5.00		$2.50
September 30, 2011		$7.60		$4.44		$3.30		$2.43
December 31, 2011		$6.87		$4.99		$2.95		$2.18
2012
March 31, 2012		$9.14		$6.56		$3.10		$2.50
June 30, 2012		$9.36		$8.05		$3.15		$2.53
September 30, 2012 (through , 2012)	$		$		$		$

The following table presents:

•	the last reported sale price of a share of Western Liberty common stock, as reported on the NASDAQ; and

•	the last reported sale price of a share of Western Alliance common stock, as reported on the NYSE,

in each case, on August 16, 2012, the last full trading day prior to the public announcement of the proposed merger, and on                     , 2012, the last practicable trading day prior to the date of this proxy statement/prospectus. The following table also presents the equivalent per share value of the Western Alliance common stock that Western Liberty stockholders receiving stock consideration in the merger would receive for each share of their Western Liberty common stock if the merger was completed on those dates and assumes that the merger consideration received consists exclusively of Western Alliance common stock. The actual value of the Western Alliance common stock that a stockholder will receive on the date of the transaction may be higher or lower than the prices set forth below.

	Western Alliance Common Stock		Western Liberty Common Stock		Equivalent Value Per Share of Western Liberty Common Stock(1)
August 16, 2012		$9.40		$2.85		$4.08
, 2012	$		$		$

(1)	Calculated by multiplying the closing price of Western Alliance common stock as of the specified date by the assumed exchange ratio of 0.4341.

INFORMATION ABOUT THE COMPANIES

Western Alliance Bancorporation

Western Alliance, incorporated in the State of Nevada, is a multi-bank holding company headquartered in Phoenix, Arizona that provides full service banking and lending to locally owned businesses, professional firms, real estate developers and investors, local non-profit organizations, high net worth individuals and other consumers through its three wholly owned subsidiary banks: Bank of Nevada, operating in Southern Nevada, Western Alliance Bank, operating in Arizona and Northern Nevada, and Torrey Pines Bank, operating in California. On December 31, 2010, Western Alliance merged its former Alta Alliance Bank subsidiary into its Torrey Pines Bank subsidiary, and its former First Independent Bank of Nevada subsidiary into its Alliance Bank of Arizona subsidiary. As part of the latter merger, Alliance Bank of Arizona was renamed Western Alliance Bank doing business as Alliance Bank of Arizona (in Arizona) and First Independent Bank (in Nevada). In addition, Western Alliance’s non-bank subsidiaries, Shine Investment Advisory Services, Inc., or Shine, and Western Alliance Equipment Finance, offer an array of financial products and services, including financial planning, investments, and equipment leasing nationwide. Western Alliance divested its wholly owned subsidiary Premier Trust, Inc. as of September 1, 2010.

Western Alliance has investments in two investment advisory businesses. Specifically, Western Alliance holds a majority interest in Shine and minority interest in Miller/Russell & Associates for a total investment of $3.9 million. Western Alliance is evaluating its strategic options with respect to these investments, including whether to divest one or both businesses; however, no decision has been reached at this time.

On a consolidated basis, as of June 30, 2012, Western Alliance had approximately $7.16 billion in assets, $5.16 billion in total loans, $6 billion in deposits and $672.1 million in stockholders’ equity. For additional information about Western Alliance, see “Where You Can Find More Information” beginning on page 102.

Western Liberty Bancorp

Western Liberty became a registered bank holding company under the Bank Holding Company Act of 1956 on October 28, 2010 with consummation of its acquisition of Service1st Bank of Nevada, a Nevada-chartered bank, or Service1st. Western Liberty owns two subsidiaries: Service1st and Las Vegas Sunset Properties. Established on January 16, 2007, Service1st, a Nevada-chartered bank, operates as a community bank and provides a full range of deposit, lending and other banking services to locally owned business, professional firms, individuals and other customers from its headquarters and two retail banking facilities located in the greater Las Vegas area. Unrelated to the proposed merger, in mid-June 2012, Service1st sought regulatory approval for the closure of its branch located at 8965 South Eastern Avenue, Las Vegas. Service1st has since received such regulatory approval and expects to close the branch in mid-September 2012. Las Vegas Sunset Properties was established in 2011 for the purpose of owning and managing nonperforming and sub performing assets of Service1st.

On a consolidated basis, as of June 30, 2012, Western Liberty had approximately $198.7 million in assets, $104.8 million in total loans, $124.3 million in deposits and $73.7 million in stockholders’ equity. For additional information about Western Liberty, see “Where You Can Find More Information” beginning on page 102.

THE SPECIAL MEETING

Western Liberty’s Board of Directors is using this proxy statement/prospectus to solicit proxies from the stockholders of Western Liberty who hold shares of Western Liberty common stock on the record date for use at the special meeting. Western Liberty is first mailing this proxy statement/prospectus and accompanying form of proxy to Western Liberty stockholders on or about                      , 2012.

Date, Time and Place

The special meeting will be held on                     , 2012 at             , local time, at Western Liberty’s principal executive offices at 8363 W. Sunset Road, Suite 350, Las Vegas, Nevada 89113.

Purpose of the Special Meeting

At the special meeting, the holders of Western Liberty’s common stock will be asked to:

•	approve the merger agreement proposal;

•	approve the “golden parachute” arrangements proposal; and

•	approve any adjournments of the special meeting, if necessary, for the purpose of soliciting additional proxies in favor of the foregoing proposals.

The Western Liberty Board of Directors is not aware of any other matters that may properly come before the special meeting. If any other matters properly come before the special meeting, the persons named in the accompanying proxy will vote the shares represented by all properly executed proxies on those matters as determined by a majority of the Western Liberty Board of Directors.

Recommendation of the Western Liberty Board of Directors

The Western Liberty Board of Directors unanimously recommends that Western Liberty stockholders vote “FOR” the approval of the merger agreement and “FOR” the approval of the proposal with respect to “golden parachute” arrangements.

Record Date; Shares Entitled to Vote

The Western Liberty Board of Directors has fixed the close of business on                     , 2012 as the record date for determining the Western Liberty stockholders entitled to receive notice of and to vote at the special meeting. Only holders of record of Western Liberty’s common stock at the close of business on that day will be entitled to vote at the special meeting or at any adjournment or postponement of the meeting.

Each share of Western Liberty common stock is entitled to one vote on each matter brought before the meeting. On the record date, there were approximately             shares of Western Liberty’s common stock issued and outstanding, held by approximately stockholders of record.

Quorum Requirement

Under Delaware law and Western Liberty’s bylaws, a quorum of Western Liberty’s stockholders at the special meeting is necessary to transact business. The presence of holders representing a majority of Western Liberty’s common stock issued and outstanding on the record date and entitled to vote at the special meeting will constitute a quorum for the transaction of business at the special meeting.

All of the shares of Western Liberty common stock represented in person or by proxy at the special meeting, including abstentions, will be treated as present for purposes of determining the presence or absence of a quorum at the special meeting.

Stock Ownership of Western Liberty’s Directors and Executive Officers

On                     , 2012, the record date, the directors and executive officers of Western Liberty and their respective affiliates, as a group, beneficially owned and were entitled to vote             shares of Western Liberty common stock. These shares represent approximately     % of the shares of Western Liberty common stock outstanding on that date. Information pertaining to the security ownership of certain beneficial owners and directors and executive officers of Western Liberty is incorporated by reference to Western Liberty’s Definitive Proxy Statement, filed with the SEC on April 26, 2012.

On August 17, 2012, concurrently with the execution of the merger agreement, executive officers and directors of Western Liberty who currently own approximately 5.9% of Western Liberty’s common stock entered into a support agreement with Western Alliance pursuant to which such executive officers and directors, among other things and subject to the terms and conditions thereof, agreed to vote in favor of the approval of the merger agreement, the merger and the other transactions contemplated by the merger agreement and against any alternative business combination transaction.

When considering Western Liberty’s Board of Directors’ recommendations to vote in favor of each of the proposals presented at the special meeting, you should be aware that the executive officers and directors have financial interests in the merger that may be different from, or in addition to, the interests of the stockholders of Western Liberty. See “The Merger—Interests of Western Liberty Directors and Executive Officers in the Merger That are Different From Yours” beginning on page 64.

Vote Required to Approve the Proposals

Approval of Western Liberty’s proposals to be considered at the special meeting requires the vote percentages described below. You may vote for or against any of the proposals submitted at the special meeting or you may abstain from voting.

Required Vote for Approval of Merger Agreement. In order to approve the merger agreement, the affirmative vote of a majority of the outstanding shares of Western Liberty’s common stock entitled to vote on the proposal must be obtained.

Required Vote for Approval of “Golden Parachute” Arrangements. In order to approve the “Golden Parachute” arrangements proposal, the affirmative vote of the majority of shares of Western Liberty common stock issued and outstanding present and in person or represented by proxy at the special meeting and entitled to vote on the proposal must be obtained.

Required Vote for Adjournment or Postponement of Special Meeting. In order to approve the proposal to permit the proxies to adjourn or postpone the special meeting, including for the purpose of soliciting additional proxies, the affirmative vote of the majority of shares of Western Liberty common stock present and in person or represented by proxy at the special meeting and entitled to vote on the proposal must be obtained, regardless of whether a quorum is present.

The vote on “Golden Parachute” Arrangements is not a condition to the merger and is a vote separate and apart from the vote to approve the merger agreement. Because the vote on “Golden Parachute” Arrangements is advisory in nature only, it will not be binding on Western Liberty. Therefore, if the other requisite stockholder approvals are obtained and the merger is completed, the amounts payable under the “Golden Parachute” Arrangements will still be paid as long as any other conditions applicable thereto occur.

Failure to Vote; Abstentions and Broker Non-Votes

No vote will be cast on any proposal at the special meeting on behalf of any stockholder of record who does not cast a vote on such matter. However, if the stockholder properly submits a proxy prior to the special meeting, his or her shares of common stock will be voted as he or she directs. If he or she submits a proxy but no direction is otherwise made, the shares of common stock will be voted “FOR” the approval of the merger agreement, “FOR” the advisory (non-binding) proposal with respect to “Golden Parachute” arrangements, and “FOR” the approval of any adjournments or postponements of the special meeting, if necessary, for the purpose of soliciting additional proxies in favor of the foregoing proposals.

Failure to vote will have the same effect as a vote “AGAINST” the merger agreement proposal.

Shares held by a Western Liberty stockholder who indicates on an executed proxy card that he or she wishes to abstain from voting will count towards determining whether a quorum is present and will have the same effect as a vote “AGAINST” the merger agreement proposal, the golden parachute arrangements proposal and the proposal to permit the proxies to adjourn or postpone the special meeting.

A broker “non-vote” occurs when a broker or other nominee holding shares for a beneficial owner signs and returns a proxy with respect to shares of common stock held in a fiduciary capacity (typically referred to as being held in “street name”) but does not vote on a particular matter because the nominee does not have the discretionary voting power with respect to that matter and has not received instructions from the beneficial owner. Under the rules that govern brokers who are voting with respect to shares held in street name, brokers have the discretion to vote such shares on routine matters but not on non-routine matters. The proposals that Western Liberty stockholders are being asked to vote on at the special meeting are not considered routine matters and accordingly brokers or other nominees may not vote without instructions.

If a broker non-vote occurs, the broker non-votes will count for purposes of determining a quorum. A broker non-vote will have the same effect as a vote “AGAINST” the merger agreement proposal, the golden parachute arrangements proposal and the proposal to permit the proxies to adjourn or postpone the special meeting.

Submission of Proxies

If your Western Liberty common stock is held by a broker, bank or other nominee (i.e., in “street name”), you will receive instructions from that person or entity that you must follow in order to have your shares of Western Liberty common stock voted. If you give the broker instructions, your shares will be voted as you direct. If you do not give instructions, the broker will not vote your shares on any proposal at the special meeting, as set forth above.

If you hold your Western Liberty common stock in your own name and not through your broker or other nominee, you may vote your shares at the special meeting or by proxy in one of three ways:

•	By using the Internet website and instructions listed on the proxy card;

•	By using the toll-free telephone number listed on the proxy card; or

•	By signing, dating and mailing the enclosed proxy card in the postage-paid envelope.

Whichever of these methods you select to transmit your instructions, the proxy holders will vote your shares in accordance with those instructions. If you return a proxy card without specific voting instructions, your proxy will be voted by the proxy holders as recommended by the Western Liberty Board of Directors.

Vote by Internet. If you are a stockholder of record, you may choose to submit your proxy on the Internet. The website for Internet proxy submission and the unique control number you will be required to provide are on the proxy card. Internet proxy submission is available 24 hours a day and will be accessible until 11:59 p.m. Pacific Time on                    , 2012. If you are a beneficial owner, please refer to your proxy card or the information provided by your bank, broker, custodian or record holder for information on Internet proxy submission. As with telephone proxy submission, you will be given the opportunity to confirm that your instructions have been properly recorded. If you hold shares through a broker or other custodian, please check the voting form used by that firm to see if it offers Internet proxy submission. If you vote on the Internet, please note that there may be costs associated with electronic access, such as usage charges from Internet access providers and telephone companies, for which you will be responsible. If you submit your proxy on the Internet, you do not need to return your proxy card.

Vote by Telephone. If you hold your Western Liberty Common stock in your own name and not through your broker or another nominee, you can vote by telephone by following the instructions provided on the Internet voting site, or if you requested proxy materials, by following the instructions provided with your proxy materials and on your proxy card. Telephone voting is available 24 hours a day until 11:59 p.m. Pacific Time on                     , 2012. If you are a beneficial owner, please refer to your proxy card or the information provided by your bank, broker, custodian or record holder for information on telephone proxy submission. If you hold shares through a broker or other custodian, please check the voting form used by that firm to see if it offers telephone proxy submission. Easy-to-follow voice prompts allow you to vote your shares of stock and confirm that your instructions have been properly recorded. The Company’s telephone voting procedures are designed to authenticate stockholders by using individual control numbers. If you vote by telephone, you do not need to return your proxy card.

Vote by Mail. A proxy card is enclosed for your use. To submit your proxy by mail, Western Liberty asks that you sign and date the accompanying proxy and, if you are a stockholder of record, return it as soon as possible in the enclosed postage-paid envelope or pursuant to the instructions set out in the proxy card. If you are a beneficial owner, please refer to your proxy card or the information provided to you by your bank, broker, custodian or record holder. When the accompanying proxy is returned properly executed, the shares of Western Liberty common stock represented by it will be voted at the special meeting in accordance with the instructions contained in the proxy.

Vote in Person. If you wish to vote in person at the special meeting, a ballot will be provided at the special meeting. However, if your shares are held in the name of your bank, broker, custodian or other record holder, you must obtain a proxy, executed in your favor, from the holder of record to be able to vote at the special meeting. You should allow yourself enough time prior to the special meeting to obtain this proxy from the holder of record.

Revocability of Proxies

You may revoke your proxy at any time prior to the close of voting at the special meeting by doing any one of the following:

•	Complete, sign, date and submit another proxy (a properly executed, valid proxy will revoke any previously submitted proxies);

•	Re-vote by telephone or on the Internet;

•	Provide written notice of revocations to Western Liberty’s Chief Financial Officer; or

•	Attend the special meeting and vote in person.

Solicitation of Proxies

This solicitation is made on behalf of Western Liberty’s Board of Directors and Western Liberty will pay the costs of soliciting and obtaining proxies, including the cost of reimbursing banks and brokers for forwarding proxy materials to their principals. Proxies may be solicited, without extra compensation, by Western Liberty’s officers and employees in person or by mail, telephone, fax or other methods of communication. Western Liberty will also reimburse brokers and other custodians, nominees and fiduciaries for their expenses in sending these materials to you and getting your voting instructions.

Householding

Under SEC rules, a single set of annual reports and proxy statements may be sent to any household at which two or more Western Liberty stockholders reside if they appear to be members of the same family. Each Western Liberty stockholder continues to receive a separate proxy card. This procedure, referred to as householding, reduces the volume of duplicate information Western Liberty stockholders receive and reduces mailing and printing expenses for Western Liberty. Brokers with accountholders who are Western Liberty stockholders may be householding Western Liberty’s proxy materials. As indicated in the notice previously provided by these brokers to Western Liberty stockholders, a single proxy statement will be delivered to multiple shareholders sharing an address unless contrary instructions have been received from an affected Western Liberty stockholder. Once you have received notice from your broker that it will be householding communications to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement, please notify your broker. Western Liberty stockholders who currently receive multiple copies of the proxy statement at their address and would like to request householding of their communications should contact their broker.

WESTERN LIBERTY PROPOSALS

Proposal 1: Approval of the Merger Agreement

Western Liberty stockholders are being asked to adopt the merger agreement pursuant to which Western Liberty will merge with and into Western Alliance with Western Alliance surviving, and approve the transactions contemplated thereby.

For a detailed discussion of the terms and conditions of the merger agreement, see “The Merger Agreement.” As discussed under “The Merger—Western Liberty’s Reasons for the Merger and Recommendation of the Western Liberty Board of Directors,” after careful consideration, the Western Liberty board of directors unanimously approved the merger agreement and declared the merger agreement and the transactions contemplated thereby, including the merger, fair and in the best interests of Western Liberty and its stockholders.

The approval of the merger agreement requires the affirmative vote of holders of a majority of shares of Western Liberty common stock outstanding and entitled to vote at the special meeting. Failures to vote, abstentions and broker non-votes, if any, will have the effect of a vote “AGAINST” this proposal.

THE WESTERN LIBERTY BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” APPROVAL OF THE MERGER AGREEMENT.

Proposal 2: Advisory Approval of “Golden Parachute” Compensation

In accordance with Section 14A of the Exchange Act, Western Liberty is providing its stockholders with the opportunity to cast an advisory vote on the compensation that may be payable to its named executive officers in connection with the merger. As required by those rules, Western Liberty is asking its stockholders to vote on the adoption of the following resolution:

“RESOLVED, that the stockholders of Western Liberty Bancorp approve, on an advisory (nonbinding) basis, the agreements for and compensation to be paid by Western Liberty Bancorp and Service1st Bank of Nevada to Western Liberty’s named executive officers in connection with the merger with Western Alliance Bancorporation, as disclosed in the section of the proxy statement/prospectus for the merger captioned “The Merger—Golden Parachute Arrangements for Western Liberty Named Executive Officers.”

The approval of the “golden parachute” arrangements proposal is not a condition to the merger and is a vote separate and apart from the vote to approve the merger agreement proposal. Accordingly, you may vote to approve the “golden parachute” arrangements proposal and vote not to approve the merger agreement proposal and vice versa. In addition, because the vote on “golden parachute” arrangements is advisory in nature only, it will not be binding on Western Liberty. Accordingly, because Western Liberty is contractually obligated to pay the compensation, such compensation will be payable, subject only to the conditions applicable thereto, if the merger is completed and regardless of the outcome of the advisory vote.

The affirmative vote of the majority of shares of Western Liberty common stock issued and outstanding and entitled to vote thereon present and in person or represented by proxy at the special meeting and entitled to vote on the proposal will be required to approve the advisory resolution on the “golden parachute” arrangements. Abstentions and broker non-votes (if a properly executed proxy card is returned) will be counted towards a quorum. However, if you are a stockholder of record, and you fail to vote by proxy or by ballot at the special meeting, your shares will not be counted for purposes of determining a quorum.

Failure to submit a proxy card or vote in person will not affect whether this matter has been approved. An abstention or a broker non-vote will have the same effect as a vote “AGAINST” this proposal.

THE WESTERN LIBERTY BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE APPROVAL, ON AN ADVISORY (NONBINDING) BASIS, OF THE “GOLDEN PARACHUTE” COMPENSATION PROPOSAL.

Proposal 3: Adjournment of the Western Liberty Special Meeting

Western Liberty is also submitting a proposal for consideration at the special meeting to authorize the named proxies to approve one or more adjournments of the special meeting if there are not sufficient votes to adopt the merger agreement at the time of the special meeting. Even though a quorum may be present at the special meeting, it is possible that Western Liberty may not have received sufficient votes to adopt the merger agreement by the time of the special meeting. In that event, Western Liberty would need to adjourn the special meeting in order to solicit additional proxies. The adjournment proposal relates only to an adjournment of the special meeting for purposes of soliciting additional proxies to obtain the requisite stockholder approval to adopt the merger agreement. Any other adjournment of the special meeting (e.g., an adjournment required because of the absence of a quorum) would be voted upon pursuant to the discretionary authority granted by the proxy card. If the special meeting is adjourned for 30 days or less, Western Liberty is not required to give notice of the time and place of the adjourned meeting unless the board of directors fixes a new record date for the special meeting.

The proposal to approve one or more adjournments of the special meeting requires the affirmative vote of holders of a majority of the shares of Western Liberty common stock present or represented at the special meeting and entitled to vote on the proposal. Failures to vote will not have an effect on this proposal. Abstentions and broker non-votes will have the same effect as a vote “AGAINST” this proposal. Approval of this proposal is not a condition to completion of the merger.

The Western Liberty board of directors unanimously recommends that you vote “FOR” the proposal to adjourn or postpone the special meeting.

THE MERGER

The following discussion contains important information relating to the merger. You are urged to read this discussion together with the merger agreement and related documents attached as appendixes to this proxy statement/prospectus before voting.

Structure

Subject to the terms and conditions set forth in the merger agreement, Western Liberty will merge with and into Western Alliance with Western Alliance continuing as the surviving entity following the merger. When the merger is completed, except as discussed below, each issued and outstanding share of Western Liberty’s common stock will be converted into the right to receive cash and shares of Western Alliance’s common stock based on the merger consideration, as described below. Cash will be paid instead of fractional shares of Western Alliance common stock. Shares of Western Liberty’s common stock held as treasury stock or held directly or indirectly by Western Liberty, Western Alliance or any of their subsidiaries will be canceled and shall cease to exist.

Western Alliance and Western Liberty expect that the merger will take place in the fourth quarter of 2012, or as soon as possible after we receive all required regulatory and stockholder approvals and all regulatory waiting periods expire. If the merger does not take place by April 30, 2013, the merger agreement may be terminated by either party unless both parties agree to extend it.

In addition, Western Alliance and Western Liberty have agreed to merge Service1st with and into Bank of Nevada, with Bank of Nevada continuing as the surviving bank, or the bank merger. Western Alliance may determine, at its discretion, to delay the bank merger indefinitely. The merger agreement provides that Western Alliance may change the structure of the merger as long as such change does not alter the kind or amount of merger consideration to be provided under the merger agreement, or materially delay or jeopardize receipt of any required regulatory approvals or adversely affect the tax treatment of Western Liberty’s stockholders as a result of receiving the merger consideration.

Merger Consideration

The merger agreement provides that Western Liberty stockholders will have the right, with respect to each of their shares of Western Liberty common stock, to elect to receive, subject to certain proration and other provisions as described below, either (i) 0.4341 of a share of Western Alliance common stock, or (ii) $4.02 in cash, without interest. The cash consideration and stock consideration have been calculated based on the number of shares of Western Liberty common stock outstanding as of August 17, 2012 and assuming the conversion of outstanding Western Liberty restricted stock units, the vesting of Western Liberty restricted stock awards and that no Western Liberty stock options are exercised. The actual stock consideration and cash consideration will be determined based on the number of shares of Western Liberty common stock issued and outstanding as of the effective time of the merger.

Western Alliance will issue no more than 2,966,322 shares of common stock, subject to potential adjustment under certain termination provisions of the merger agreement and for tax purposes, as set forth in the merger agreement and under the headings “The Merger Agreement—Termination of the Merger Agreement” and “The Merger Agreement—Potential Adjustment of the Merger Consideration,” and will pay no more than $27.5 million in cash under the terms of the merger agreement. If the total merger consideration exceeds the amount set forth in the previous sentence (including any cash paid in connection with the cancellation of outstanding and unexercised stock options for which the option holders have not made an exercise election (as more fully described under “The Merger Agreement—Merger Consideration” beginning on page 78) and after giving effect to dissenting shares as if they had been converted into the right to receive the merger consideration), then the total merger consideration shall be reduced on a pro rata basis to the aggregate amount set forth in the preceding sentence.

No guarantee can be made that you will receive solely cash or solely stock, if you so elect, or a combination of cash and stock in accordance with your election. As a result of the proration provisions and other limitations described in this document and in the merger agreement, you may receive Western Alliance common stock or cash in amounts that vary from the amounts you elect to receive.

Non-Electing Shares. Western Liberty stockholders who make no election to receive cash or Western Alliance common stock in the merger, and Western Liberty stockholders who do not make a valid election, will be deemed not to have made an election. Stockholders not making an election may be paid in cash, Western Alliance common stock or a mix of cash consideration and stock consideration depending on, and after giving effect to, the number of valid cash elections and stock elections that have been made by other Western Liberty stockholders using the proration adjustment described below.

Election Limitations. The total number of shares of Western Liberty common stock to be converted into Western Alliance common stock in the merger shall be 50% of the outstanding shares of Western Liberty common stock on a fully diluted basis, subject to certain limitations. The remaining shares of Western Liberty common stock will be converted into cash depending on the elections of Western Liberty stockholders. Therefore, the elections are subject to certain proration and other provisions to preserve this requirement regarding the number of shares of Western Liberty common stock to be converted into Western Alliance common stock in the merger. The proportion of stock and cash to be issued in the merger is also subject to potential adjustment for tax purposes as set forth in the merger agreement and under the heading “The Merger Agreement—Potential Adjustment of the Merger Consideration.” As a result, if you elect to receive only cash or stock, you may nevertheless receive a mix of cash and stock.

Proration if Too Much Stock is Elected. If the Western Liberty stockholders’ election would result in more than 50% of the outstanding shares of Western Liberty common stock to be exchanged for shares of Western Alliance common stock, then all Western Liberty stockholders who elected to receive cash consideration or did not make an election shall receive cash consideration, and all stockholders who have elected to receive stock consideration will receive the following:

•

(x) a number of shares of Western Alliance common stock equal to the product obtained by multiplying (i) the number of shares for which such stockholder made elections to receive the stock consideration and (ii) a fraction, the numerator of which is the total number of shares of Western Liberty common stock to be converted and the denominator of which is the number of shares for which elections were made to receive the stock consideration, and (y) the right to receive cash consideration for the remaining number of such stockholder’s shares.

Proration if Too Much Cash is Elected. If the Western Liberty stockholders election would result in fewer than 50% of the outstanding shares of Western Liberty common stock to be exchanged for shares of Western Alliance common stock, then all Western Liberty stockholders who elected to receive stock consideration will receive stock consideration, and those stockholders who have elected to receive cash consideration or have made no election will receive the following:

•

if the number of shares held by Western Liberty stockholders who have made no election is sufficient to make up the shortfall in the number of shares of Western Liberty common stock to be converted into stock consideration, then all Western Liberty stockholders who made a cash election with respect to some or all of their shares will receive cash consideration for all of the shares with respect to which they made a cash election, and those stockholders who made no election will receive a combination of cash consideration and stock consideration in whatever proportion is necessary to make up the shortfall; or

•

if the number of shares held by Western Liberty stockholders who have made no election is insufficient to make up the shortfall, then all of those shares will be converted into stock consideration and those Western Liberty stockholders who made a cash election with respect to some or all of their shares will receive a combination of cash consideration and stock consideration in whatever proportion is necessary to make up the shortfall.

Western Liberty Stock Options. Immediately prior to the effective time, each outstanding and unexercised option granted by Western Liberty will become fully vested and exercisable. Each option holder may elect to exercise any such option in accordance with the other terms of such option, contingent on the consummation of the merger, and may elect to receive, for any shares of Western Liberty common stock acquired in such election, cash consideration, stock consideration or a combination thereof in accordance with the terms of the merger agreement and subject to the proration provisions thereof. In the event of such exercise election, all shares of Western Liberty common stock underlying the exercised options will be deemed to have been issued and outstanding immediately prior to the effective time. If the merger is not completed, any options which have been so exercised will remain outstanding, subject to their original vesting schedules. At the effective time, any outstanding and unexercised option for which an exercise election has not been made will be cancelled and in exchange for such cancellation the optionee will receive an amount of cash, without interest, equal to the product of the (i) excess, if any, of the per share cash consideration to be paid by Western Alliance over the exercise price per share of such option and (ii) number of shares of Western Liberty common stock subject to such option, which cash payment will be treated as compensation and will be net of any applicable federal or state withholding tax. It is anticipated that no such cash payments will be made at the effective time because of the outstanding options to acquire Western Liberty common stock are currently significantly out-of-the-money. At the effective time, any option for which no exercise election is made the exercise price of which exceeds the per share cash consideration to be paid by Western Alliance will be cancelled without payment.

Western Liberty Restricted Stock and Restricted Stock Units. At the effective time, all outstanding unvested shares of Western Liberty common stock granted in the form of “restricted stock” awards and all grants in the form of “restricted stock units” made by Western Liberty that are convertible into shares of Western Liberty common stock will become vested rights to receive the merger consideration, subject to proration.

Fractions of Shares. Certificates for fractions of shares of Western Alliance’s common stock will not be issued. Instead of a fractional share of Western Alliance’s common stock, a Western Liberty stockholder will be entitled to receive an amount of cash equal to the product obtained by multiplying (A) the fractional share interest to which the holder would otherwise be entitled by (B) the arithmetic average of the 4:00 p.m. Eastern time closing sales prices of Western Alliance common stock reported on the New York Stock Exchange composite tape for the five consecutive trading days immediately preceding but not including the trading day prior to the closing date for the merger.

Conversion. The conversion of Western Liberty’s common stock into the merger consideration will occur automatically upon completion of the merger. Under the merger agreement, after the effective time, Western Alliance will cause its exchange agent to pay the “purchase price” to each Western Liberty stockholder who surrenders the appropriate documents to the exchange agent. In this document, we use the term “purchase price” to refer to the (i) shares (if any) of Western Alliance’s common stock, (ii) cash (if any) and (iii) any cash to be paid instead of a fraction of a share of Western Alliance common stock, payable to each holder of Western Liberty’s common stock.

Purpose and Effects of the Merger

The purpose of the merger is to enable Western Alliance to acquire the assets and business of Western Liberty and its subsidiaries. Upon completion of the merger, except as discussed below, the issued and outstanding shares of Western Liberty’s common stock will automatically be converted into the merger consideration. See “—Merger Consideration.”

Background of the Merger

The Board of Directors and senior management of Western Liberty have regularly evaluated Western Liberty’s performance, future prospects, strategic alternatives, and various opportunities for increasing long-term stockholder value.

In the first quarter of 2011, Western Liberty’s Board of Directors established an ad hoc special committee, or the Special Committee, comprised of Directors Frankel, Wright, Ader, and Anderson, to explore specific initiatives to improve stockholder value, including potential changes in business strategy, business combinations, share repurchases and other initiatives.

On March 28, 2011, Western Liberty engaged Sandler O’Neill & Partners, L.P., or Sandler O’Neill, as an independent financial advisor to the Special Committee to help examine strategic alternatives available to Western Liberty, including business combinations and share repurchases.

In April 2011, Western Liberty established an electronic confidential data room, and Sandler O’Neill, at the direction of the Special Committee, began to contact other financial institutions to gauge their interest in potentially pursuing a business combination or other form of strategic alliance with Western Liberty. Over the remainder of 2011 and into 2012, Sandler O’Neill solicited potential interest from 47 parties, including other financial institutions, private investment firms and management groups. Of these, eight parties executed confidentiality agreements with Western Liberty, each of which accessed Western Liberty’s confidential data room, and five of which conducted on-site due diligence of Western Liberty. Western Liberty did not execute any letters of intent or memoranda of understanding with respect to any potential transaction with any of these parties. During that period, Western Liberty’s Board of Directors and executive management team, in consultation with Sandler O’Neill, continued to consider and assess various strategic alternatives for increasing stockholder value, including opportunities for enhancing value on a stand-alone basis and through affiliation with other financial institutions.

On May 3, 2011, Sandler O’Neill contacted members of the senior management of Western Alliance, or WAL, to inquire whether WAL would be interested in exploring a potential business combination with Western Liberty. WAL declined the opportunity to explore a potential business combination and did not execute a confidentiality agreement that had been provided by Sandler O’Neill on May 6, 2011.

In June 2011, Western Liberty issued a press release announcing its previous engagement of Sandler O’Neill as its financial advisor on strategic alternatives for maximizing stockholder value. Western Liberty emphasized that it had an abundance of capital at the holding company level, more than adequate liquidity and strong capital at Service1st, and expressed the view that these strengths were not adequately reflected in its market value. Western Liberty announced its belief that, with the help of Sandler O’Neill, it could improve stockholder value potentially through a sale transaction, business combination or share repurchases.

In August 2011, Western Liberty announced that it had authorized a share repurchase program, which gave management the authority to acquire up to 5% of the then-approximately 15 million shares outstanding. On November 3, 2011, Western Liberty announced it had completed this initial repurchase program, resulting in the repurchase of approximately 754,400 shares. On December 5, 2011, Western Liberty approved repurchase authority for up to an additional 7% of the then-approximately 14.3 million shares outstanding. Under the December authority, approximately 820,000 more shares were repurchased.

On March 31, 2012, Western Liberty’s Board of Directors terminated Sandler O’Neill’s engagement as independent financial advisor to the Special Committee. However, in May 2012, with the permission of the Chairman of Western Liberty’s Board of Directors, Sandler O’Neill re-commenced acting on behalf of Western Liberty. On May 11, 2012, Sandler O’Neill re-initiated contact with WAL’s President and Chief Financial Officer to solicit interest again in WAL possibly acquiring Western Liberty. On May 15, 2012, the parties executed a confidentiality agreement and, on May 18, 2012, Western Liberty granted WAL access to Western Liberty’s electronic confidential data room. On June 2, 2012, in response to an information request from WAL, Western Liberty provided to WAL additional diligence materials.

On June 13, 2012, WAL made an oral proposal to Sandler O’Neill that WAL acquire Western Liberty in a merger transaction for aggregate merger consideration of $46 million, which, on a per share basis, represented a 19.1% premium to the then-current market price of Western Liberty common shares. Sandler O’Neill indicated to WAL that Western Liberty’s Board of Directors would likely not accept that purchase price. During the next several days, representatives of Sandler O’Neill had numerous discussions with members of the senior management of WAL regarding whether WAL could increase the amount of merger consideration offered for Western Liberty.

On June 15, 2012, WAL orally increased its proposed offer for WLBC to $55 million, or approximately $4.02 per share of Western Liberty common stock, which, on a per share basis, represented a 37.7% premium to the then-current market price of Western Liberty common shares. WAL’s Chairman and CEO informed Sandler O’Neill that the proposal was WAL’s final offer and asked that Sandler O’Neill confirm that the proposal was acceptable to Western Liberty. Sandler O’Neill agreed to present the offer to Western Liberty and noted that the parties could potentially negotiate an increase to the proposed purchase price, depending on the results of WAL’s due diligence review of Western Liberty’s operations and business information. WAL’s Chairman and CEO assured Sandler O’Neill that WAL would complete its due diligence quickly and confirm the purchase price soon thereafter or abandon the transaction.

On June 18, 2012, WAL provided a written indication of interest to Sandler O’Neill, which outlined the terms of a proposed acquisition of Western Liberty. The indication of interest specified that WAL would be prepared to acquire Western Liberty through the merger of Western Liberty with and into WAL, with WAL surviving, and that 50% of the merger consideration would be payable in shares of WAL common stock and 50% in cash. The indication of interest further specified that (i) WAL would consider using a different mix of cash and stock if Western Liberty so preferred, (ii) the shares of WAL common stock to be received by Western Liberty stockholders in a transaction would be freely transferable, (iii) the proposal was not subject to any financing or financing contingency, and (iv) WAL would honor all of Western Liberty’s executive severance, retention and change-in-control agreements. WAL’s proposal was subject to the satisfactory completion of due diligence, the negotiation and execution of a definitive agreement with customary terms and conditions, the approval of WAL’s Board of Directors (but not its shareholders), the registration with the Securities and Exchange Commission and listing on the New York Stock Exchange of the shares of WAL common stock to be issued in the transaction and the receipt of all required regulatory approvals. WAL also stated that it anticipated that the transaction could be moved quickly through the regulatory approval process and that WAL expected to close the transaction in the fourth quarter of 2012. WAL advised Western Liberty that WAL was prepared to begin due diligence upon acceptance of the proposal and complete the due diligence review within a two-week period.

On June 25, 2012, WAL asked Western Liberty’s Board of Directors to accept, in principle, WAL’s written indication of interest, including the acquisition price, prior to WAL conducting due diligence. After consulting with members of the Special Committee, Sandler O’Neill explained to WAL that Western Liberty’s Board of Directors could not give due consideration to WAL’s proposal prior to WAL conducting on-site due diligence. WAL’s Chairman and CEO inquired whether certain of the members of the Special Committee could commit on their own behalf (but not on behalf of the entire Western Liberty Board of Directors) to endorse WAL’s proposal prior to WAL conducting due diligence. After being consulted by Sandler O’Neill, the Chairman and certain other members of the Special Committee instructed Sandler O’Neill to decline WAL’s request and communicate to WAL that they (without committing other members of the Western Liberty Board of Directors) would alternatively endorse a proposal offering $4.50 per share of Western Liberty common stock (representing aggregate merger consideration of approximately $60.7 million). Following notification of the directors’ response, WAL’s Chairman and CEO declined to permit WAL to conduct due diligence of Western Liberty and confirmed to Sandler O’Neill that WAL had no interest in acquiring Western Liberty for a purchase price of more than $55 million. Western Liberty’s Chairman, after consultation with Sandler O’Neill, advised other members of the Special Committee that he intended to offer his endorsement of WAL’s proposal to acquire Western Liberty for $55 million (without committing other members of the Western Liberty Board of Directors) and subsequently endorsed the proposal. Sandler O’Neill communicated to WAL that Western Liberty’s Chairman had endorsed the proposal and, on this basis, WAL agreed to conduct due diligence of Western Liberty.

On June 26, 2012, Sandler O’Neill held a conference call with Western Liberty to organize the on-site due diligence process. On that date, members of the senior management of WAL discussed the potential acquisition of Western Liberty.

On June 27, 2012, WAL conducted an on-site due diligence review of Western Liberty’s operations and business information. WAL’s review continued through July 2, 2012.

Following completion of its review, on July 2, 2012, WAL orally confirmed to Sandler O’Neill its offer to acquire Western Liberty for $55 million.

On July 3, 2012, the Special Committee met with Sandler O’Neill and legal counsel and discussed the proposed transaction and asked Sandler O’Neill to obtain clarification and confirmation from WAL regarding certain aspects of WAL’s indication of interest.

On July 6, 2012, WAL confirmed to Sandler O’Neill in writing its indication of interest and offered clarification with respect to the proposed terms of a transaction with Western Liberty, including that (i) WAL was offering to acquire all of the equity of Western Liberty for aggregate consideration of $55 million, or approximately $4.02 per share, and that 50% of such consideration would be payable in shares of WAL common stock and 50% in cash; (ii) the transaction was intended to qualify as a tax free reorganization; (iii) WAL intended to register the shares of WAL common stock issuable in connection with the transaction and to list those shares on the New York Stock Exchange; (iv) WAL contemplated that the transaction be effected by Western Liberty merging with and into WAL, with WAL surviving the merger, and Service1st merging with and into a subsidiary bank of WAL, with such subsidiary bank surviving the merger; (v) WAL would honor Western Liberty’s executive severance, retention and change-in-control agreements; (vi) the transaction would be subject to customary closing conditions; and (vii) WAL believed that all required regulatory approvals would be obtained for the transaction and that the parties could negotiate and execute a definitive transaction agreement in a three to four week period and close the transaction during the fourth quarter of 2012. WAL also confirmed that it had completed its due diligence review of Western Liberty and preferred a fixed exchange ratio with respect to shares of WAL common stock that would be issued as part of the merger consideration.

On July 9, 2012, the Special Committee met with Western Liberty’s counsel, Morrison & Foerster LLP and Grady & Associates, and Sandler O’Neill, to discuss WAL’s indication of interest and to recommend to the Board the official re-engagement of Sandler O’Neill. The members of the Special Committee had been provided with the terms of the indication of interest in advance of the meeting and a copy of presentation materials prepared by Sandler O’Neill. As part of its presentation, Sandler O’Neill reviewed with the Special Committee, among other topics, (i) WAL’s historical and current financial condition and results of operations; (ii) Western Liberty’s performance relative to a selected peer group; (iii) Western Liberty’s stock performance; (iv) the history of negotiations with WAL and the terms of the proposed transaction; (v) transaction multiples against projected earnings per share, tangible book value, current stock price and other commonly considered parameters in bank acquisitions; (vi) comparable potential outcomes for Western Liberty in various strategic alternative scenarios, including continuing as a stand-alone company and undertaking a liquidation; and (vii) its assessment of various considerations relating to the proposal, including price-to-book and other commonly referenced ratios in bank acquisitions. After extensive discussion, the Special Committee adopted a resolution recommending that Western Liberty’s Board of Directors consider WAL’s proposal, subject to first considering an alternative proposal developed by a Western Liberty consultant for the continued operation of Western Liberty on an independent basis.

On July 12, 2012, the Board of Directors of Western Liberty by unanimous written consent officially re-engaged Sandler O’Neill as Western Liberty’s financial advisor.

On July 18, members of WAL’s senior management team discussed the possible transaction with representatives of the Federal Reserve Board and the FDIC.

On July 19, 2012, the Western Liberty Board of Directors and the Service1st Board of Directors met jointly to consider the Special Committee’s recommendation. A Western Liberty consultant presented an alternative strategic plan for the continued operation of Western Liberty as a stand-alone company, with recommendations for reducing operating expenses, enhancing net interest income, resolving problem assets, obtaining removal of the Memoranda of Understanding with the Federal Reserve Bank of San Francisco and the FDIC by addressing to the satisfaction of the regulators all concerns on which the Memoranda were based and, thereafter, acquiring a bank with sufficient assets to enable Western Liberty to leverage its undeployed capital and benefit from desired economies of scale. In addition, Sandler O’Neill and Western Liberty’s counsel reviewed the terms of the proposed acquisition with the two boards, and Sandler O’Neill gave substantially the same presentation to the Boards as it had given to the Special Committee on July 9, 2012, supplemented by a net present value analysis of the earnings projections contained in the consultant’s strategic plan. Assisted by this analysis, the Western Liberty Board of Directors and the Service1st Board of Directors evaluated the consultant’s strategic plan, taking into account the earnings projections contained in the plan, and, as set forth in the Sandler O’Neill analysis, the possible net present value of Western Liberty based upon various projected earnings multiples, discount rates and terminal years, and compared the results to the proposed merger consideration under the WAL proposal. The Boards also considered the “execution risk” inherent in the plan—in other words, the likelihood that the plan could be carried out and the project results achieved. After consideration of the consultant’s strategic plan (including the Sandler O’Neill analysis and the execution risk associate with the plan) and possible other alternatives for making Western Liberty’s undeployed capital available to its stockholders, and taking into consideration the terms of WAL’s proposal, the likelihood that the WAL proposal would receive required regulatory and stockholder approval and the value to potentially be delivered to Western Liberty stockholders thereby, the Western Liberty Board of Directors and the Service1st Board of Directors determined that the consultant’s strategic plan and other alternatives for enhancing stockholder value were not as likely to provide as much benefit to stockholders as the WAL proposal, and that it was in the best interests of Western Liberty and its stockholders and Service1st, respectively, for the Special Committee to pursue the proposed transaction with WAL. The Board of Directors of Western Liberty also instructed Sandler O’Neill to negotiate with WAL to increase the proposed purchase price, notwithstanding WAL’s previous statement that it would not consider a purchase price in excess of $55 million.

Promptly following the Board meeting, Sandler O’Neill contacted WAL’s Chairman and CEO and asked that WAL consider an increase in the proposed purchase price to $60 million. WAL’s Chairman and CEO refused to increase WAL’s offer. Subsequently, following further communications with members of the Special Committee and counsel for Western Liberty, Sandler O’Neill confirmed to WAL’s Chairman and CEO that Western Liberty was prepared to move forward with WAL’s proposal without modification of the proposed purchase price. In response to a request from Sandler O’Neill, WAL also noted that it would be willing to consider the placement of a “collar” around the exchange ratio, but terms were not discussed at that time.

On July 23, 2012, members of the senior management of WAL made a presentation to the WAL Board of Directors concerning the proposed transaction with Western Liberty and informed the Board of Directors of the status of the discussions with Western Liberty.

On August 1, 2012, WAL’s legal counsel transmitted an initial draft merger agreement to Western Liberty’s advisors. The parties and their legal advisors negotiated the terms and conditions of the merger agreement and related documents over the course of the next several weeks. In-depth discussions were held repeatedly concerning, among other things, the terms of the draft merger agreement’s non-solicitation provisions and termination provisions and the amount of the termination fee.

On August 2, 2012, members of WAL’s senior management team reviewed the proposed transaction with representatives of the Federal Reserve Board and the FDIC and discussed the regulatory approval process.

On August 7, 2012, Sandler O’Neill and representatives of Western Liberty management met telephonically with members of the management of WAL to review WAL’s publicly reported financial condition and results of operations and other relevant non-public financial and business information concerning WAL. Western Liberty’s counsel also discussed with WAL’s counsel the regulatory approval process for the transaction.

On August 9, 2012, a member of WAL’s senior management team informed the staff of the Nevada Financial Institutions Division of the proposed transaction and discussed the regulatory approval process.

On August 15, 2012, counsel for Western Liberty further discussed the regulatory approval process with representatives of the FDIC San Francisco Region. On that date, the Special Committee convened to discuss a number of unresolved issues arising under the proposed merger agreement and to provide guidance to Sandler O’Neill and Morrison & Foerster LLP regarding the resolution of those issues.

On August 17, 2012, Western Liberty’s Board of Directors (with members of the Service1st Board of Directors in attendance) met to review and consider the proposed transaction with WAL. Copies of the merger agreement (which had been negotiated during the past several weeks) and related materials were distributed to the members of the Board in advance of the meeting. Morrison & Foerster LLP discussed the status of negotiations with WAL and summarized key terms of the merger agreement. Sandler O’Neill reviewed the financial terms of the proposed transaction and the current and historical financial condition and results of operations of Western Liberty and WAL, summarized the strategic and financial rationale for the transaction for both Western Liberty and WAL, and responded to questions from Western Liberty’s Board of Directors regarding the transaction. Sandler O’Neill then delivered its fairness opinion orally, which was subsequently confirmed in writing, that, as of the date of the opinion and subject to the limitations, qualifications, factors, and assumptions set forth therein, the per share consideration to be paid to the holders of Western Liberty’s common stock was fair, from a financial point of view, to such stockholders. The directors and executive management of Western Liberty confirmed that, as requested by WAL, they each had signed support agreements that obligated them to vote in favor of the merger with WAL at a special meeting of Western Liberty stockholders convened to vote on the transaction. After further discussion among the directors, Sandler O’Neill, and Western Liberty’s legal counsel, Western Liberty’s Board of Directors unanimously determined that the merger and the merger agreement were advisable, and fair to, and in the best interests of, Western Liberty and its stockholders, and unanimously approved the merger agreement and related actions.

On August 17, 2012, WAL’s Board of Directors met to review and consider the proposed transaction with Western Liberty and the terms of the merger agreement. After discussion, WAL’s Board of Directors approved the transaction by the unanimous vote of all directors, and authorized management to execute and deliver the merger agreement, with such changes as management, on the advice of legal counsel, deemed necessary or appropriate.

Following the meetings, the parties executed the merger agreement and publicly announced the transaction in a press release.

Western Liberty’s Reasons for the Merger

Western Liberty’s Board of Directors, in reaching its determination, consulted with Western Liberty’s senior management, Sandler O’Neill, and its legal counsel, Morrison & Foerster LLP and Grady & Associates. The Board of Directors also drew on its knowledge of Western Liberty’s business, operations, properties, assets, financial condition, operating results, historical market prices, and prospects, and considered, among other things, the following factors in favor of the merger, which are not presented in order of priority:

•

the current environment in the financial services industry, including national, regional and local economic conditions (including in southern Nevada), continued consolidation, increased regulatory burdens, evolving trends in technology and increasing nationwide competition, and the likely effects of these factors on Western Liberty’s potential growth, development, productivity, profitability, and strategic options;

•

the historical financial results of Western Liberty and WAL, and certain other internal information, primarily financial in nature, relating to the respective businesses, earnings, and financial condition of Western Liberty and WAL;

•

the results that could be expected to be obtained by Western Liberty if it continued to operate independently and the likely benefits to its stockholders of such course, as compared to the value of the transaction consideration being offered by WAL;

•	the business strategy of WAL and its prospects for the future, including expected financial results, and expectations relating to the proposed transaction;

•	the compatibility of the banking cultures and business and management philosophies of Western Liberty and WAL;

•	the possible effects of the proposed transaction on Western Liberty customers, employees and the communities served by Western Liberty;

•

the amount of the merger consideration and the premium to Western Liberty’s trading price in the period preceding the announcement of the transaction, and its comparability with respect to other premiums paid in comparable merger transactions;

•	the then-current financial market conditions and historical market prices, volatility and trading information with respect to Western Liberty common stock;

•	the ability of Western Liberty stockholders to elect to receive cash or WAL stock in the merger;

•

the potential accretion to WAL’s capital that could be realized in the transaction, which would benefit those Western Liberty stockholders who elect to receive WAL shares in the merger and become WAL stockholders;

•

the potential expense-saving and revenue-enhancing opportunities which could be realized in a transaction with WAL and the related potential impact of such opportunities on the combined company’s earnings, and the chance for Western Liberty stockholders who so elect to become WAL stockholders and thereby benefit from such opportunities and the future performance of the combined company generally;

•

the Western Liberty Board of Directors’ belief that shares of WAL common stock represent an investment in a well-capitalized institution that should deliver long-term value and significantly increased liquidity for Western Liberty stockholders;

•	the fact that the merger agreement and the transactions contemplated thereby were the product of arms’ length negotiations between representatives of Western Liberty and representatives of WAL;

•	the fact that the transaction is expected to constitute a tax-free reorganization;

•

the oral opinion of Sandler O’Neill (including the assumptions and methodologies underlying the analyses in connection therewith) and the fairness opinion of Sandler O’Neill dated August 17, 2012, a copy of which is attached to this joint proxy statement/prospectus as Appendix C, which expresses Sandler O’Neill’s view that, as of August 17, 2012, and based on and subject to the factors, limitations, and assumptions set forth in its opinion, the per share consideration was fair, from a financial point of view, to holders of Western Liberty common stock;

•	the unsuccessful results of Western Liberty’s previous sale process;

•

the terms of the merger agreement and related transactions, including the representations and warranties of the parties, the covenants, including with respect to consideration of unsolicited competing proposals, the termination provisions and the merger consideration; and

•	the regulatory and other approvals required in connection with the transaction and the likelihood that the approvals needed to complete the merger would be obtained without unacceptable conditions.

In the course of Western Liberty’s Board of Directors’ deliberations, the Board of Directors also considered a variety of risks and other countervailing factors, including:

•

the risks and costs to Western Liberty if the transaction is not completed, including (i) the diversion of management and employee attention, potential employee attrition, and the resulting effect on Western Liberty’s customers and business relationships and (ii) the possible decrease in the market price of Western Liberty common stock;

•	the fact that the merger consideration, because it consists in part of shares of WAL common stock, provides less certainty of value to Western Liberty stockholders than if it consisted solely of cash;

•

the restrictions on the conduct of Western Liberty’s business prior to the completion of the transactions under the merger agreement, which require, among other things, that Western Liberty conduct its business only in the ordinary course;

•	the possibility of the combined company not realizing potential expense-saving and revenue-enhancing opportunities;

•

the restrictions that the merger agreement imposes on Western Liberty’s ability to solicit competing acquisition proposals and the possibility that Western Liberty may, in certain circumstances, be required to pay to WAL a $2,000,000 termination fee and/or up to $400,000 for reimbursement of transaction expenses; and

•

the interests of Western Liberty’s officers and directors in the transaction, as described in the section titled “Interests of Western Liberty’s Directors and Executive Officers in the Merger That are Different From Yours” beginning on page 64.

The foregoing discussion of the factors considered by Western Liberty’s Board of Directors is not intended to be exhaustive, but does set forth the principal factors considered by Western Liberty’s Board of Directors. Western Liberty’s Board of Directors collectively reached the unanimous conclusion to adopt the merger agreement and approve the merger in light of the various factors described above and other factors that each member of Western Liberty’s Board of Directors determined was appropriate. In view of the numerous factors considered by Western Liberty’s Board of Directors in connection with its evaluation of the merger and the complexity of those matters, Western Liberty’s Board of Directors did not consider it practical, and therefore did not attempt, to quantify, rank, or otherwise assign relative weights to each specific factor considered in reaching its decision. Rather, Western Liberty’s Board of Directors is making its recommendation based on the totality of information presented to and the investigation conducted by it. In considering the factors discussed above, individual Western Liberty directors may have given different weights to each of the factors discussed in their evaluation of the merger.

Western Alliance’s Reasons for the Merger

Western Alliance’s reasons for entering in to the merger agreement include:

1. The opportunity for Western Alliance to further expand in the Las Vegas market.

2. The opportunity for Western Alliance to leverage its existing branch network, product suite and familiarity with Western Liberty’s customers to retain customer relationships following the effective time of the merger.

3. The opportunity to invest a portion of Western Alliance’s excess capital in a transaction which is expected to be immediately accretive to operative earnings to provide a low cost source of core deposits to Bank of Nevada.

Opinion of Financial Advisor to Western Liberty

By letter dated July 12, 2012 Western Liberty retained Sandler O’Neill & Partners, L.P., or Sandler O’Neill, to act as financial advisor to Western Liberty’s Board of Directors in connection with a possible business combination with another financial institution. Western Liberty had previously engaged Sandler O’Neill by letter dated March 28, 2011 to act as its financial advisor, however, that engagement had terminated prior to the July 12, 2012 re-engagement. Sandler O’Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler O’Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

Sandler O’Neill acted as financial advisor to the Western Liberty Board of Directors in connection with the proposed transaction and participated in certain of the negotiations leading to the execution of the merger agreement. At the August 17, 2012 meeting at which Western Liberty’s board considered and approved the merger agreement, Sandler O’Neill delivered to the board its oral opinion, that, as of such date, the per share consideration was fair to the holders of Western Liberty common stock from a financial point of view. The full text of Sandler O’Neill’s opinion is attached as Appendix C to this proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Western Liberty stockholders are urged to read the entire opinion carefully in connection with their consideration of the proposed merger.

Sandler O’Neill’s opinion speaks only as of the date of the opinion. The opinion was directed to Western Liberty’s board and is directed only to the fairness of the per share consideration to Western Liberty’s stockholders from a financial point of view. It does not address the underlying business decision of Western Liberty to engage in the merger or any other aspect of the merger and is not a recommendation to any Western Liberty stockholder as to how such stockholder should vote at the special meeting with respect to the merger or any other matter. Sandler O’Neill did not express any opinion as to the fairness of the amount or nature of the compensation to be received in the merger by Western Liberty’s officers, directors, or employees, or class of such persons, relative to the per share consideration to be received by Western Liberty’s stockholders.

In connection with rendering its opinion on August 17, 2012, Sandler O’Neill reviewed and considered, among other things:

•	the merger agreement;

•

certain audited financial statements and other historical financial information of Western Liberty that Sandler O’Neill deemed relevant and that were furnished to Sandler O’Neill by senior management of Western Liberty;

•	certain publicly available financial statements and other historical financial information of Western Alliance that Sandler O’Neill deemed relevant;

•

internal financial projections for Western Liberty for the years ending December 31, 2012 through 2014 and assumed growth rates for periods thereafter ending December 31, 2016 as discussed with senior management of Western Liberty;

•

publicly available median analyst earnings estimates for Western Alliance the years ending December 31, 2012, 2013 and 2014 and a publicly available long-term earnings per share growth rate for the years thereafter;

•

a comparison of certain financial and other information for Western Liberty and Western Alliance with similar publicly available information for certain other commercial banks, the securities of which are publicly traded;

•	to the extent publicly available, the terms and structures of certain recent business combinations in the commercial banking industry;

•	the current market environment generally and the banking environment in particular; and

•	such other information, financial studies, analyses and investigations and financial, economic and market criteria as Sandler O’Neill considered relevant.

Sandler O’Neill also discussed with certain members of the senior management of Western Liberty the business, financial condition, results of operations and prospects of Western Liberty and held similar discussions with the senior management of Western Alliance regarding the business, financial condition, results of operations and prospects of Western Alliance.

In performing its reviews and analyses and in rendering its opinion, Sandler O’Neill relied upon the accuracy and completeness of all of the financial and other information that was available to Sandler O’Neill from public sources, that was provided to Sandler O’Neill by Western Liberty or Western Alliance or their respective representatives or that was otherwise reviewed by Sandler O’Neill and Sandler O’Neill has assumed such accuracy and completeness for purposes of rendering this opinion. Sandler O’Neill has further relied on the assurances of the senior management of each of Western Liberty and Western Alliance that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. Sandler O’Neill has not been asked to undertake, and has not undertaken, an independent verification of any of such information and Sandler O’Neill does not assume any responsibility or liability for the accuracy or completeness thereof. Sandler O’Neill did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Western Liberty or Western Alliance or any of their subsidiaries, or the collectability of any such assets, nor has Sandler O’Neill been furnished with any such evaluations or appraisals. Sandler O’Neill did not make an independent evaluation of the adequacy of the allowance for loan losses of Western Liberty and Western Alliance nor has Sandler O’Neill reviewed any individual credit files relating to Western Liberty and Western Alliance. Sandler O’Neill has assumed that the respective allowances for loan losses for Western Liberty and Western Alliance are adequate to cover such losses.

With respect to the internal financial projections for Western Liberty and publicly available earnings and earnings per share growth rate projections for Western Alliance used by Sandler O’Neill in its analyses, the senior managements of Western Liberty and Western Alliance confirmed to Sandler O’Neill that those projections reflected the best currently available estimates and judgments of such respective managements of the respective future financial performances of Western Liberty and Western Alliance. Sandler O’Neill assumed that the projections and estimates used by Sandler O’Neill in its analyses would be achieved. Sandler O’Neill expresses no opinion as to such financial projections or estimates or the assumptions on which they are based. Sandler O’Neill has also assumed that there has been no material change in the assets, financial condition, results of operations, business or prospects of Western Liberty and Western Alliance since the date of the most recent financial statements made available to Sandler O’Neill.

Sandler O’Neill has assumed in all respects material to its analysis that Western Liberty and Western Alliance will remain as going concerns for all periods relevant to Sandler O’Neill’s analyses, that all of the representations and warranties contained in the merger agreement are true and correct, that each party to the merger agreement will perform all of the covenants required to be performed by such party under the merger agreement and that the conditions precedent in the merger agreement are not waived. Finally, Sandler O’Neill has relied upon the advice Western Liberty received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the merger agreement.

Sandler O’Neill’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Sandler O’Neill as of, the date of its opinion. Events occurring after the date thereof could materially affect its opinion. Sandler O’Neill has not undertaken to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date of its opinion.

Sandler O’Neill expressed no opinion as to the prices at which the common stock of Western Alliance may trade at any time or the impact of the change in price of Western Alliance common stock on the per share consideration.

In rendering its August 17, 2012 opinion, Sandler O’Neill performed a variety of financial analyses. The following is a summary of the material analyses performed by Sandler O’Neill, but is not a complete description of all the analyses underlying Sandler O’Neill’s opinion. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler O’Neill believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses to be considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Sandler O’Neill’s comparative analyses described below is identical to Western Liberty or Western Alliance and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of Western Liberty and Western Alliance and the companies to which they are being compared.

In performing its analyses, Sandler O’Neill also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of Western Liberty, Western Alliance and Sandler O’Neill. The analysis performed by Sandler O’Neill is not necessarily indicative of actual values or future results, both of which may be significantly more or less favorable than suggested by such analyses. Sandler O’Neill prepared its analyses solely for purposes of rendering its opinion and provided such analyses to the Western Liberty Board of Directors at the Board of Directors’ August 17, 2012 meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Sandler O’Neill’s analyses do not necessarily reflect the value of Western Liberty’s common stock or the prices at which Western Liberty’s common stock may be sold at any time. The analyses of Sandler O’Neill and its opinion were among a number of factors taken into consideration by Western Liberty’s Board of Directors in making its determination to approve of Western Liberty’s entry into the merger agreement and the analyses described below should not be viewed as determinative of the decision Western Liberty’s Board of Directors or management with respect to the fairness of the merger.

The summary below is not a complete description of the analyses underlying the opinions of Sandler O’Neill or the presentation made by Sandler O’Neill to Western Liberty’s Board of Directors, but is instead a summary of the material analyses performed and presented in connection with the opinion. In arriving at its opinion Sandler O’Neill did not attribute any particular weight to any analysis or factor that it considered. Rather it made qualitative judgments as to the significance and relevance of each analysis and factor. Sandler O’Neill did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support its opinions; rather Sandler O’Neill made its determination as to the fairness of the per share consideration on the basis of its experience and professional judgment after considering the results of all its analyses taken as a whole.

Summary of Proposal

Sandler O’Neill reviewed the financial terms of the proposed transaction. As described in the merger agreement, Western Liberty stockholders have the right to elect to receive either cash or stock consideration, subject to proration to ensure Western Liberty stockholders receive aggregate consideration consisting of 50%

cash and 50% Western Alliance shares. Based upon the cash per share consideration of $4.02 per share, a 0.4341x fixed exchange ratio representing $4.08 in per share consideration and 13,666,536 shares of Western Liberty common stock outstanding¹, the implied value of the stock consideration based upon the closing price of Western Alliance’s common stock on August 16, 2012 of $9.40 per share, Sandler O’Neill calculated an implied transaction value of $4.05 per share or $55.4 million in aggregate value. Based upon financial information as or for the twelve month period ended June 30, 2012, Sandler O’Neill calculated the following transaction ratios:

Transaction Value / Book Value Per Share:	74%
Transaction Value / Tangible Book Value Per Share:	75%
Transaction Value / Adj. Tangible Book Value Per Share¹:	76%
Transaction Value / Last Twelve Months Earnings Per Share:	nm
Transaction Value / Western Liberty Stock Price, as of August 16, 2012:	42.1%
Core Deposit[2] Premium:	(16.9%)

1	Share count has been adjusted to reflect the inclusion in the outstanding common share count of the 200,000 restricted stock units that are fully vested and will be converted to 200,000 shares of common stock on the earlier of (i) a change of control event and (ii) October 28, 2013, in accordance with the terms of the award agreements for restricted stock units.
2	Core deposits are defined as total deposits minus jumbo certificates of deposit.

Western Liberty—Comparable Company Analysis

Sandler O’Neill used publicly available information to compare selected financial information for Western Liberty and a group of financial institutions selected by Sandler O’Neill. The Western Liberty peer group consisted of publicly traded nationwide commercial banks with total assets as of the most recently reported period between $150 million and $400 million, with a non-performing assets to total assets ratio of greater than 5.00%, and a tangible common equity to tangible assets of greater than 10.00%:

Brunswick Bancorp	Orange County Business Bank
Cardinal Bankshares Corporation	Paragon National Bank
Citizens Community Bank	Peoples Trust Company of St. Albans
Cornerstone Bancorp	Siuslaw Financial Group, Inc.
Highlands Bankshares, Inc.	Wells Financial Corp.
MainStreet BankShares, Inc.

The analysis compared publicly available financial information for Western Liberty and the mean and median financial and market trading data for the Western Liberty peer group as of or for the twelve-month period ended June 30, 2012 or most recently reported period. The table below sets forth the data for Western Liberty and the median data for Western Liberty’s peer group as of or for the twelve-month period ended June 30, 2012 or most recently reported period, with pricing data as of August 16, 2012.

Comparable Company Analysis

	Western Liberty Bancorp	Comparable Group Medians
Total Assets (in millions)	$199	$231
Non-Performing Assets / Total Assets	17.31%	6.45%
Tangible Common Equity/Tangible Assets	36.90%	11.21%
Price / Tangible Book Value	53%	47%
Market Capitalization (in millions)	$38	$14
Price / Last Twelve Months Earnings Per Share	nm	16.2x

Western Alliance—Comparable Company Analysis

Sandler O’Neill also used publicly available information to compare selected financial information for Western Alliance and a group of financial institutions selected by Sandler O’Neill. The Western Alliance peer group consisted of Western region publicly traded NASDAQ commercial banks with total assets between $3 billion and $20 billion as of June 30, 2012 or most recently reported period:

Banner Corporation	PacWest Bancorp
Columbia Banking System, Inc.	Sterling Financial Corporation
CVB Financial Corp.	Umpqua Holdings Corporation
First Interstate BancSystem, Inc.	Westamerica Bancorporation
Glacier Bancorp, Inc.

The analysis compared publicly available financial information for Western Alliance and the mean and median financial and market trading data for Western Alliance’s peer group as of or for the twelve-month period ended June 30, 2012 or most recently reported. The table below sets forth the data for Western Alliance and the median data for Western Alliance peer group as of or for the twelve-month period ended June 30, 2012 or the most recently reported period, with pricing data as of August 16, 2012.

Comparable Company Analysis

	Western Alliance Bancorporation	Comparable Group Medians
Total Assets (in millions)	$7,164	$6,524
Price / Tangible Book Value	157%	135%
Market Capitalization (in millions)	$782	$1,091
Price / Last Twelve Months Earnings Per Share	24.7x	13.5x
Price / 2012E Earnings Per Share	14.9x	13.6x
Price / 2013E Earnings Per Share	11.0x	13.8x

The 2012 and 2013 earnings per share estimates used in the table above were based on FactSet median estimates for Western Alliance.

Western Liberty—Stock Price Performance

Sandler O’Neill reviewed the history of the publicly reported trading prices of Western Liberty’s common stock for the one-year period ended August 16, 2012. Sandler O’Neill then compared the relationship between the movements in the price of Western Liberty’s common stock against the movements in the prices of Western Liberty’s peer group (as defined on page 58), S&P Bank Index and NASDAQ Bank Index.

Western Liberty’s One Year Stock Performance

	Beginning Index Value August 16, 2011	Ending Index Value August 16, 2012
Western Liberty	100.0%	101.4%
Western Liberty Peer Group	100.0%	91.3%
S&P Bank Index	100.0%	138.4%
NASDAQ Bank Index	100.0%	121.8%

Western Liberty’s Three Year Stock Performance

	Beginning Index Value August 14, 2009	Ending Index Value August 16, 2012
Western Liberty	100.0%	28.8%
Western Liberty Peer Group	100.0%	73.0%
S&P Bank Index	100.0%	124.8%
NASDAQ Bank Index	100.0%	105.4%

Western Alliance—Stock Price Performance

Sandler O’Neill reviewed the history of the publicly reported trading prices of Western Alliance’s common stock for the one-year period ended August 16, 2012. Sandler O’Neill then compared the relationship between the movements in the price of Western Alliance’s common stock against the movements in the prices of Western Alliance’s peer group (as defined on page 59), S&P Bank Index and NASDAQ Bank Index.

Western Alliance’s One Year Stock Performance

	Beginning Index Value August 16, 2011	Ending Index Value August 16, 2012
Western Alliance	100.0%	156.7%
Western Alliance Peer Group	100.0%	134.1%
S&P Bank Index	100.0%	138.4%
NASDAQ Bank Index	100.0%	121.8%

Western Alliance’s Three Year Stock Performance

	Beginning Index Value August 14, 2009	Ending Index Value August 16, 2012
Western Alliance	100.0%	127.2%
Western Alliance Peer Group	100.0%	97.6%
S&P Bank Index	100.0%	124.8%
NASDAQ Bank Index	100.0%	105.4%

Western Liberty—Net Present Value Analysis

Sandler O’Neill performed an analysis that estimated the net present value per share of Western Liberty common stock under various circumstances. The analysis assumed that Western Liberty performed in accordance with the financial projections for the years ending December 31, 2012 through 2016 as prepared by senior management of Western Liberty for the years ended December 31, 2012, 2013 and 2014, and management guidance for the years ended December 31, 2015 and 2016. To approximate the terminal value of Western Liberty common stock at December 31, 2016, Sandler O’Neill applied price to forward earnings multiples ranging from 8.0x to 18.0x and multiples of tangible book value ranging from 50% to 130%. The terminal values were then discounted to present values using different discount rates ranging from 9.0% to 15.0% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Western Liberty’s common stock.

As illustrated in the following tables, the analysis indicates an imputed range of values per share of Western Liberty common stock of $0.25 to $0.74 when applying the price earnings multiples to the applicable amounts indicated in the Western Liberty projections and $1.38 to $4.63 when applying the same multiples of tangible book value to the applicable amounts indicated in the Western Liberty projections.

Earnings Per Share Multiples

Discount Rate	8.0x	10.0x	12.0x	14.0x	16.0x	18.0x
9.0%	$0.33	$0.41	$0.49	$0.57	$0.65	$0.74
10.0%	$0.31	$0.39	$0.47	$0.55	$0.63	$0.71
11.0%	$0.30	$0.38	$0.45	$0.53	$0.60	$0.68
12.0%	$0.29	$0.36	$0.43	$0.50	$0.58	$0.65
13.0%	$0.28	$0.34	$0.41	$0.48	$0.55	$0.62
14.0%	$0.26	$0.33	$0.40	$0.46	$0.53	$0.60
15.0%	$0.25	$0.32	$0.38	$0.44	$0.51	$0.57

Tangible Book Value Multiples

Discount Rate	50%	75%	85%	100%	115%	130%
9.0%	$1.78	$2.67	$3.03	$3.56	$4.10	$4.63
10.0%	$1.71	$2.56	$2.90	$3.41	$3.93	$4.44
11.0%	$1.63	$2.45	$2.78	$3.27	$3.76	$4.25
12.0%	$1.57	$2.35	$2.66	$3.13	$3.60	$4.07
13.0%	$1.50	$2.25	$2.55	$3.00	$3.45	$3.91
14.0%	$1.44	$2.16	$2.45	$2.88	$3.31	$3.75
15.0%	$1.38	$2.07	$2.35	$2.76	$3.18	$3.59

Sandler O’Neill also considered and discussed with the Western Liberty Board of Directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, Sandler O’Neill performed a similar analysis assuming Western Liberty net income varied from 25% above projections to 25% below projections. This analysis resulted in the following range of per share values for Western Liberty common stock, using the same price forward earnings multiples of 8.0x to 18.0x and a discount rate of 13.65%:

Earnings Per Share Multiples

Annual Budget Variance	8.0x	10.0x	12.0x	14.0x	16.0x	18.0x
(25.0%)	$0.20	$0.25	$0.30	$0.35	$0.40	$0.45
(20.0%)	$0.21	$0.27	$0.32	$0.38	$0.43	$0.48
(15.0%)	$0.23	$0.29	$0.34	$0.40	$0.46	$0.51
(10.0%)	$0.24	$0.30	$0.36	$0.42	$0.48	$0.54
(5.0%)	$0.26	$0.32	$0.38	$0.45	$0.51	$0.57
0.0%	$0.27	$0.34	$0.40	$0.47	$0.54	$0.60
5.0%	$0.28	$0.35	$0.42	$0.49	$0.56	$0.63
10.0%	$0.30	$0.37	$0.44	$0.52	$0.59	$0.66
15.0%	$0.31	$0.39	$0.46	$0.54	$0.62	$0.69
20.0%	$0.32	$0.40	$0.48	$0.56	$0.64	$0.72
25.0%	$0.34	$0.42	$0.50	$0.59	$0.67	$0.76

During the Western Liberty Board of Directors’ meeting on August 17, 2012, Sandler O’Neill noted that the terminal value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Western Alliance—Net Present Value Analysis

Sandler O’Neill also performed an analysis that estimated the net present value per share of Western Alliance common stock under various circumstances. The analysis assumed that Western Alliance performed in accordance with the median of analyst estimates for 2012 through 2014, and at a 7.5% long term earnings per share growth rate for 2015 onwards.

To approximate the terminal value of Western Alliance common stock at December 31, 2016, Sandler O’Neill applied price to forward earnings multiples ranging from 11.0x to 16.0x and multiples of tangible book value ranging from 100% to 225%. The terminal values were then discounted to present values using different discount rates ranging from 7.0% to 13.0% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Western Alliance’s common stock.

As illustrated in the following tables, the analysis indicates an imputed range of values per share of Western Alliance common stock of $7.30 to $13.76 when applying the price earnings multiples to the applicable amounts indicated in the Western Liberty projections and $5.93 to $17.28 when applying the same multiples of tangible book value to the applicable amounts indicated in the Western Liberty projections.

Earnings Per Share Multiples

Discount Rate	11.0x	12.0x	13.0x	14.0x	15.0x	16.0x
7.0%	$9.46	$10.32	$11.18	$12.04	$12.90	$13.76
8.0%	$9.05	$9.87	$10.69	$11.52	$12.34	$13.16
9.0%	$8.66	$9.45	$10.23	$11.02	$11.81	$12.60
10.0%	$8.29	$9.05	$9.80	$10.55	$11.31	$12.06
11.0%	$7.94	$8.67	$9.39	$10.11	$10.83	$11.55
12.0%	$7.61	$8.30	$9.00	$9.69	$10.38	$11.07
13.0%	$7.30	$7.96	$8.62	$9.29	$9.95	$10.61

Tangible Book Value Multiples

Discount Rate	100%	125%	150%	175%	200%	225%
7.0%	$7.68	$9.60	$11.52	$13.44	$15.36	$17.28
8.0%	$7.35	$9.18	$11.02	$12.86	$14.69	$16.53
9.0%	$7.03	$8.79	$10.55	$12.31	$14.07	$15.82
10.0%	$6.73	$8.42	$10.10	$11.78	$13.47	$15.15
11.0%	$6.45	$8.06	$9.68	$11.29	$12.90	$14.51
12.0%	$6.18	$7.73	$9.27	$10.82	$12.36	$13.91
13.0%	$5.93	$7.41	$8.89	$10.37	$11.85	$13.33

Sandler O’Neill also considered and discussed with the Western Liberty Board of Directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, Sandler O’Neill performed a similar analysis assuming Western Alliance net income varied from 25% above projections to 25% below projections. This analysis resulted in the following range of per share values for Western Alliance common stock, using the same price forward earnings multiples of 11.0x to 16.0x and a discount rate of 10.10%:

Earnings Per Share Multiples

Annual Budget Variance	11.0x	12.0x	13.0x	14.0x	15.0x	16.0x
(25.0%)	$6.19	$6.76	$7.32	$7.88	$8.44	$9.01
(20.0%)	$6.61	$7.21	$7.81	$8.41	$9.01	$9.61
(15.0%)	$7.02	$7.66	$8.29	$8.93	$9.57	$10.21
(10.0%)	$7.43	$8.11	$8.78	$9.46	$10.13	$10.81
(5.0%)	$7.84	$8.56	$9.27	$9.98	$10.70	$11.41
0.0%	$8.26	$9.01	$9.76	$10.51	$11.26	$12.01
5.0%	$8.67	$9.46	$10.25	$11.03	$11.82	$12.61
10.0%	$9.08	$9.91	$10.73	$11.56	$12.39	$13.21
15.0%	$9.50	$10.36	$11.22	$12.08	$12.95	$13.81
20.0%	$9.91	$10.81	$11.71	$12.61	$13.51	$14.41
25.0%	$10.32	$11.26	$12.20	$13.14	$14.07	$15.01

At the August 17, 2012 Western Liberty Board of Directors meeting, Sandler O’Neill noted that the terminal value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Analysis of Selected Merger Transactions

Sandler O’Neill reviewed two sets of comparable mergers and acquisitions. The sets of mergers and acquisitions included: (i) 11 transactions announced between January 1, 2009 and August 16, 2012 involving nationwide commercial banks with announced deal values, where the selling bank’s non-performing assets to total assets ratio were greater than 5% and tangible common equity to tangible assets ratio was greater than 10%; and (ii) 19 transactions announced between January 1, 2011 and August 16, 2012 involving Western region commercial banks with announced deal values where the selling bank’s total assets were between $100 million and $500 million. Sandler O’Neill reviewed the following multiples: transaction price to book value, transaction price to tangible book value, transaction price to last twelve months’ earnings per share, transaction price to seller’s stock price two days before transaction announcement, and tangible book premium to core deposits. As illustrated in the following table, Sandler O’Neill compared the proposed merger multiples to the median multiples of comparable transaction groups.

	Western Liberty Bancorp / Western Alliance Bancorporation		Median Nationwide Deals (Target NPAs/Assets > 5.0%; TCE/TA > 10%)	Median Western Region Deals (Target Assets $100mm - $500 mm)
Transaction Value
/ Book Value Per Share:	74%		89%	92%
/ Tangible Book Value Per Share:	75%		90%	92%
/ Last Twelve Months Earnings Per Share:	n	m	nm	27.4x
/ Western Liberty Stock Price, as of August 16, 2012:	42.1%		64.1%	36.8%
Core Deposit[1] Premium:	(16.9%)		(1.7%)	(1.0%)

1	Core deposits are defined as total deposits minus jumbo certificates of deposit.

Pro Forma Results and Capital Ratios

Sandler O’Neill analyzed certain potential pro forma effects of the merger, assuming the following: (i) the merger closes on December 31, 2012; (ii) the deal value per share is equal to a $4.05 per Western Liberty share, based upon the total cash component of $27.5 million and the total stock component of $27.9 million (based on Western Liberty’s stock price on August 16, 2012 of $9.40); (iii) Western Alliance would be able to achieve cost savings of 70% of Western Liberty projected operating expense and such savings would be fully realized in 2014; (iv) pre-tax transaction costs and expenses would total approximately $4.5 million, with 50% of Western Alliance’s expenses recognized prior to close; (v) a core deposit intangible of approximately $2.4 million (8 year, straight-line amortization method); (vi) the pre-tax opportunity cost of the cash portion was 7.00%; (vii) Western Liberty’s performance was calculated in accordance with Western Liberty’s management’s budget and guidance; (viii) Western Alliance’s performance was calculated in accordance with 2012 to 2014 median earnings per share estimates and analyst estimated long term earnings per share growth rate for 2015 to 2016; and (ix) various purchase accounting adjustments, including a credit mark-to-market value adjustment on Western Liberty’s loan portfolio. The analyses indicated that for the year ending December 31, 2013, the merger (excluding transaction expenses) would be 2.8% dilutive to Western Alliance’s projected earnings per share and, at December 31, 2012 the merger would be 4.9% accretive to Western Alliance’s tangible book value per share. The analyses also indicated that for the year ending December 31, 2012, the merger would maintain Western Alliance’s regulatory capital ratios significantly in excess of the regulatory guidelines for “well capitalized” status. The actual results achieved by the combined company, however, may vary from projected results and the variations may be material.

Sandler O’Neill’s Relationship

Sandler O’Neill acted as the financial advisor to Western Liberty’s Board of Directors in connection with the merger and will receive a transaction fee in connection with the merger of $760,000, of which $610,000 is subject to closing of the merger and $150,000 became payable upon Sandler O’Neill’s rendering its fairness opinion. Western Liberty has also agreed to reimburse Sandler O’Neill’s for reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify Sandler O’Neill and its affiliates and their respective partners, directors, officers, employee and agents against certain expenses and liabilities, including liabilities under the securities laws. Additionally, Sandler O’Neill received retainer fees of $240,000 pursuant to its prior engagement letter dated March 28, 2011.

In the ordinary course of its respective broker and dealer businesses, Sandler O’Neill may purchase securities from and sell securities to Western Liberty and Western Alliance and their respective affiliates. Sandler O’Neill may also actively trade the debt and/or equity securities of Western Liberty or Western Alliance or their respective affiliates for their own accounts and for the accounts of their customers and, accordingly may at any time hold a long or short position in such securities.

Based upon the foregoing analyses and other investigations and assumptions set forth in its opinion, without giving specific weightings to any one factor or comparison, Sandler O’Neill determined that the per share merger consideration was fair from a financial point of view to Western Liberty stockholders.

Interests of Western Liberty Directors and Executive Officers in the Merger That are Different Than Yours

When considering the recommendation of Western Liberty’s Board of Directors that Western Liberty stockholders vote for the approval of the merger agreement, Western Liberty stockholders should be aware that some of Western Liberty’s directors and executive officers may have interests in the merger and have arrangements that may be different from, or in addition to, those of Western Liberty stockholders generally. These interests and arrangements may create potential conflicts of interest. Western Liberty’s Board of Directors was aware of these interests and considered them, among other matters, when making its decision to approve and adopt the merger agreement and recommend that Western Liberty stockholders vote in favor of approval of the merger agreement. For purposes of all of the Western Liberty agreements described below, the completion of the transactions contemplated by the merger agreement will constitute a change of control.

Employment Agreements

Employment Agreement with William E. Martin. The employment agreement previously entered into between Western Liberty and Mr. Martin, currently Chief Executive Officer and a director of Western Liberty, provides that if a change in control occurs while Mr. Martin is serving as Western Liberty’s Chief Executive Officer, he will be entitled under his employment agreement to a lump-sum cash payment at the time of the change of control in an amount equal to his annual base salary for the year prior to the date of such change in control. As part of his employment arrangement, Western Liberty also granted Mr. Martin 155,279 shares of restricted stock under the terms of a restricted stock grant award agreement. The shares vest in substantially equal 20% increments on each of the first five anniversaries of October 28, 2010, subject to Mr. Martin’s continuous employment through each vesting date and subject to earlier vesting in full if a change in control occurs. In addition, the compensation payable under Mr. Martin’s employment agreement may be reduced to the extent required to avoid the imposition of excise taxes under Section 4999 of the Code.

Under the restricted stock award agreement, Mr. Martin is prevented from selling the restricted shares for one year after the shares become vested, or the Lock-Up Period, except that he may sell a number sufficient to pay taxes imposed on account of share vesting. In addition, if Mr. Martin terminates employment without good reason before October 28, 2015 or if his employment is terminated by Western Liberty with cause, he will forfeit all unvested shares of restricted stock and 50% of the vested shares of restricted stock. As of the date of this prospectus/proxy statement, Mr. Martin had 124,223 unvested shares of restricted stock and 31,056 vested shares of restricted stock, of which 10,870 vested shares have been sold to pay taxes imposed on account of share vesting. The remaining 20,186 vested shares of Western Liberty restricted stock are subject to a Lock-Up Period that expires on October 28, 2012. In addition, one-half of such vested shares, or 10,093 shares, remain subject to forfeiture if his employment is terminated under the circumstances described above.

For purposes of the disclosures required by Item 402(t) of Regulation S-K, Western Liberty has assumed that the latest practicable effective date of the merger is December 31, 2012, although there is no assurance that the merger will occur prior to such date, or at all. Immediately prior to the assumed effective date of the merger, Mr. Martin will have a total of 134,316 shares of restricted stock subject to forfeiture and/or the Lock-Up Period, consisting of (i) 10,093 of the vested shares that remain subject to forfeiture if his employment is terminated under the circumstances described above; (ii) 31,056 shares that will vest on October 28, 2012, all of which will be subject to a Lock-Up Period through October 28, 2013 and one-half of which will remain subject to forfeiture upon certain termination of his employment; and (iii) 93,167 unvested shares of restricted stock. The 134,316 shares of restricted stock subject to forfeiture and/or the Lock-Up Period has a value of $539,950 using the $4.02 per share cash consideration.

Employment Agreement with Richard Deglman. The employment agreement previously entered into between Western Liberty and Mr. Deglman, currently Chief Credit Officer of Western Liberty, provides that if a change in control occurs while Mr. Deglman is serving as Western Liberty’s Chief Credit Officer, he will be entitled under his employment agreement to a lump-sum cash payment at the time of the change of control in an amount equal to his annual base salary for the year prior to the date of such change in control.

Employment Agreement with Patricia A. Ochal. The employment agreement previously entered into between Service1st and Ms. Ochal, currently Chief Financial Officer of Western Liberty, provides that Ms. Ochal is entitled to receive change in control benefits if she is terminated within 24 months after a change in control under the following circumstances: (a) Service1st terminates her employment without cause; or (b) Ms. Ochal terminates her employment for good reason after giving Service1st notice within 90 days of the initial existence of a condition constituting good reason, and Service1st does not remedy such condition within 30 days of receipt of such notice. In such event, Ms. Ochal will be entitled to receive upon termination a lump-sum payment in an amount in cash equal to two times her annualized compensation. For purposes of determining the amount of severance, “annualized compensation” is defined as (x) Ms. Ochal’s base salary when the change in control occurs or when Ms. Ochal’s employment terminates, whichever is greater, plus (y) Ms. Ochal’s annual automobile allowance, plus (z) any cash bonuses or cash incentive compensation earned for the calendar year ended immediately before the year in which termination of employment occurs or the year in which the change in control occurs, whichever is greater, in either case regardless of when the bonus or incentive compensation earned for the preceding calendar year is paid and regardless of whether all or part of the bonus or incentive compensation is subject to elective deferral or vesting. In addition, Ms. Ochal is entitled to receive life and medical insurance benefits in effect during the two years preceding the date of her termination unless and until the first to occur of (w) Ms. Ochal’s return to employment with Service1st or another employer, (x) Ms. Ochal’s attainment of age 65, (y) Ms. Ochal’s death, or (z) the end of the term remaining under the employment agreement when Ms. Ochal’s employment terminates, which term currently ends on January 16, 2014. Ms. Ochal will also become fully vested in any non-qualified plans, programs or arrangements in which she participates if the plan, program or arrangement does not otherwise address the effect of a change in control.

The employment agreements with Messrs. Martin and Deglman and Ms. Ochal each contain certain restrictive covenants. Each of these executive officers has agreed that he or she will not solicit the services of any officer or employee of Western Liberty. In addition, each of these executive officers has agreed that he or she will not compete directly or indirectly with Western Liberty. These covenants continue for a period of one year in the case of Messrs. Martin and Deglman, and for a period of two years in the case of Ms.Ochal, following the termination of the executive officer’s employment.

The following table sets forth the estimated cash payments and benefits payable to Western Liberty’s executive officers pursuant to their employment agreements assuming that the effective date of the merger and a qualifying termination of employment occurred on December 31, 2012. The actual amounts that would be paid to an executive officer, if any, can only be determined at the time of the executive officer’s termination of employment. Therefore, the actual amounts, if any, to be received by an executive officer may differ from the amounts set forth below.

Name and Principal Position	Annualized Compensation	Multiplier	Cash Severance	Perquisites	Total
William E. Martin,	$325,000	1 x	$325,000	—	$325,000
Chief Executive Officer & Director

Richard Deglman,	$250,000	1 x	$250,000	—	$250,000
Chief Credit Officer

Patricia A. Ochal,	$186,400	2 x	$372,800	$7,449	$380,249
Chief Financial Officer

Accelerated Vesting and Payment of Equity Compensation

Stock Options. Immediately prior to the effective time, each outstanding and unexercised option granted by Western Liberty will become fully vested and exercisable. Each option holder may elect to exercise any such option in accordance with the other terms of such option, contingent on the consummation of the merger, and may elect to receive, for any shares of Western Liberty common stock acquired in such election, cash consideration, stock consideration, or a combination thereof in accordance with the terms of the merger agreement and subject to the proration provisions thereof. At the effective time, if an exercise election is not made for an option and the exercise price of such option exceeds the per share cash consideration, the option shall be cancelled without payment. Because all options held by Western Liberty’s executive officers and directors have an exercise price that is significantly higher than the $4.02 per share cash consideration, the stock options are underwater and therefore are not expected to be exercised prior to the effective time of the merger.

Restricted Stock. At the effective time, all outstanding unvested shares of Western Liberty common stock granted in the form of “restricted stock” awards made by Western Liberty that are convertible into shares of Western Liberty common stock will become vested rights to receive the merger consideration, subject to proration. Assuming that the effective date of the merger and a qualifying termination of employment occurred on December 31, 2012, Mr. Martin will hold 134,316 shares of restricted stock subject to forfeiture and/or the Lock-Up Period and having a value of $539,950 using the $4.02 per share cash consideration. Please see the section above entitled “—Employment Agreements” under this heading for further information.

Restricted Stock Units. At the effective time, all outstanding unvested shares of Western Liberty common stock granted in the form of “restricted stock units” made by Western Liberty that are convertible into shares of Western Liberty common stock will become vested rights to receive the merger consideration, subject to proration. Pursuant to the terms of the applicable restricted stock unit agreements granting Western Liberty restricted stock units to certain Western Liberty directors and former executive officers, holders of restricted stock units shall receive one share of Western Liberty common stock for each restricted stock unit on the earlier of (a) the date of a transaction that constitutes a “change in control event” within the meaning of Section 409A of the Code, and the regulations and guidance promulgated thereunder and (b) October 28, 2013.

The following table sets forth, for each of Western Liberty’s directors and former executive officers holding Western Liberty restricted stock units as of August 24, 2012, the number and value of restricted stock units that would be subject to accelerated vesting upon a change in control assuming that the effective date of the merger December 31, 2012. As of August 24, 2012, none of the current executive officers of Western Liberty held any Western Liberty restricted stock units.

	Western Liberty Restricted Stock Units to be Accelerated Immediately Prior to the Effective Time of the Merger
Name	Number of Restricted Stock Units	Value of Restricted Stock Units(1)
Jason N. Ader	50,000	$201,000

Daniel B. Silvers	100,000	$402,000

Andrew P. Nelson	25,000	$100,500

(1)	Calculated by multiplying the number of restricted stock units by the per share cash consideration of $4.02.

Golden Parachute Compensation for Western Liberty’s Named Executive Officers

The following table sets forth the information required by Item 402(t) of Regulation S-K promulgated by the SEC, regarding certain compensation which each of Western Liberty’s named executive officers may receive that is based on or that otherwise relates to the merger. For purposes of the disclosures required by Item 402(t) of Regulation S-K, Western Liberty has assumed that the latest practicable effective date of the merger is December 31, 2012, although there is no assurance that the merger will occur prior to such date, or at all. The merger-related compensation payable to Western Liberty’s named executive officers is subject to a non-binding advisory vote of Western Liberty’s stockholders, as described under “The Western Liberty Proposals—Proposal 2: Advisory Approval of Vote on Golden Parachute Compensation” beginning on page 43.

Name	Cash ($)(1)	Equity ($)(2)		Perquisites/ Benefits ($)		Tax Reimbursement ($)	Other ($)	Total ($)
William E. Martin	$325,000	$539,950	(3)	—		—	—	$864,950

Richard Deglman	$250,000	—		—		—	—	$250,000

Patricia A. Ochal	$372,800	—		$7,449	(3)	—	—	$380,249

(1)	These amounts represent the value of the change in control payments payable under each of the named executive officer’s current employment agreement as determined in accordance with Item 402(t) of

Regulation S-K. Messrs. Martin and Deglman are entitled to a single-trigger change-in-control benefit equal to their base salary. The benefit is payable to Mr. Martin if he remains the Chief Executive Officer through the closing of the merger, and the benefit is likewise payable to Mr. Deglman if he remains the Chief Credit Officer through closing of the merger. Ms. Ochal is a party to an employment agreement with a double-trigger change-in-control benefit consisting of two times her annual compensation, payable if she is terminated without cause or terminates with good reason within 24 months after a change in control. Please see the section above entitled “—Employment Agreements” under this heading for further information.
(2)	Messrs. Martin and Deglman and Ms. Ochal all hold unvested stock options. With a strike price of $21.01 per share, the options are so significantly out of the money compared to the $4.02 per share cash consideration that no value resulting from acceleration of vesting on account of change is included.
(3)	This amount represents the value Mr. Martin will receive when his restricted shares subject to forfeiture and/or the Lock-Up Period become fully vested and not subject to forfeiture or transfer restrictions at the time of the merger as determined in accordance with Item 402(t) of Regulation S-K. This is a “single-trigger” change-in-control arrangement. The amount shown assumes that Mr. Martin will receive on December 31, 2012 (or the assumed latest practicable effective date of the merger) $4.02 per share cash consideration for (i) the 10,093 vested shares of his restricted stock awards that remain subject to forfeiture if his employment is terminated under the circumstances described above; (ii) the 31,056 shares of restricted stock that will vest on October 28, 2012, all of which will remain subject to a Lock-Up Period through October 28, 2013 and one-half of which will remain subject to forfeiture upon certain termination of his employment; and (iii) the 93,167 unvested shares of his restricted stock.
(4)	This amount represents the life and medical insurance benefits Ms. Ochal is entitled to receive through January 16, 2014, the end of the term remaining under her employment agreement with Service1st.

Support Agreements

Concurrently with the merger agreement, and as a condition to Western Alliance’s willingness to enter into the merger agreement, Western Liberty’s directors and executive officers entered into a support agreement pursuant to which Western Liberty’s directors and executive officers have agreed to vote all of the shares of Western Liberty common stock beneficially owned by them in favor of the adoption of the merger agreement. As of the record date, the Western Liberty directors and executive officers who entered into the support agreement with Western Alliance collectively held                shares of Western Liberty common stock which represented approximately       % of the outstanding Western Liberty common stock. None of the Western Liberty directors and executive officers were paid additional consideration in connection with the execution of such agreement. A copy of the support agreement is attached to this proxy statement/prospectus at Appendix D.

Indemnification and Insurance

The merger agreement requires Western Alliance to purchase an extended reporting period endorsement or a “tail” policy for the benefit of Western Liberty’s current and former officers and directors who are, as of the date of the merger agreement, individually covered by a directors’ and officers’ liability insurance policy covering acts or omissions occurring at or prior to the effective time which were committed by such officers and directors in their capacity as such. The policy is required to provide such coverage for an aggregate period of not less than six years following the effective time, on terms and in an aggregate amount not less favorable than those of the policy in effect on the date of the merger agreement. However, Western Alliance is not required to expend, in the aggregate, an amount equal to more than 200% of the current annual premiums expended by Western Liberty to maintain or procure such coverage.

Dissenters’ Appraisal Rights

Under Delaware law, you are entitled to dissenters’ rights of appraisal in connection with the merger, provided that you meet all of the conditions set forth in Section 262 of the Delaware General Corporation Law. In particular, under Delaware law, appraisal rights are only available if, among other things, stockholders are required to accept cash for their shares (other than cash in lieu of fractional shares). Therefore, with respect to any shares of Western Liberty common stock for which you did not elect to receive cash merger consideration, but would be required under the merger agreement to receive cash merger consideration (other than cash in lieu of fractional shares of Western Liberty common stock), you may have the right, if you do not vote in favor of the merger agreement, in lieu of receiving the cash merger consideration for those shares, to obtain payment in cash for the “fair value” of those shares as determined by the Delaware Chancery Court. Pursuant to Section 262 of the General Corporation Law of the State of Delaware, or Section 262, Western Liberty stockholders who do not vote in favor of the merger and who comply with the applicable requirements of Section 262 will have the right to seek appraisal of the fair value of such shares as determined by the Delaware Chancery Court if the merger is completed. It is possible that the fair value as determined by the Court may be more or less than, or the same as, the merger consideration. Western Liberty reserves the right to take the position that appraisal may only be sought with respect to shares described in the second sentence of this paragraph, and may not be exercised with respect to any shares as to which cash was elected or stock was received.

Western Liberty stockholders electing to exercise appraisal rights must comply with the strict procedures set forth in Section 262 in order to demand and perfect their rights. SINCE THE FINAL ALLOCATION OF CASH AND STOCK MERGER CONSIDERATION WILL NOT BE DETERMINED UNTIL THE CLOSING OF THE MERGER, ANY STOCKHOLDER WISHING TO PRESERVE THEIR RIGHTS TO APPRAISAL MUST MAKE A DEMAND FOR APPRAISAL NOW AS DESCRIBED BELOW.

The following is intended as a brief summary of the material provisions of Section 262 required to be followed by dissenting Western Liberty stockholders wishing to demand and perfect their appraisal rights. This summary, however, is not a complete statement of all applicable requirements and is subject to and qualified in its entirety by reference to Section 262, the full text of which appears in Appendix B to this proxy statement/prospectus.

Under Section 262, Western Liberty is required to notify stockholders not less than 20 days before the special meeting to vote on the merger that appraisal rights will be available. A copy of Section 262 must be included with that notice.

THIS PROXY STATEMENT/PROSPECTUS CONSTITUTES WESTERN LIBERTY’S NOTICE TO ITS STOCKHOLDERS OF THE AVAILABILITY OF APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER UNDER SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE.

If you wish to consider exercising your appraisal rights, you should carefully review the text of Section 262 set forth in Appendix B to this proxy statement/prospectus and consult your legal advisor. If you fail to timely and properly comply with the requirements of Section 262, your appraisal rights may be lost. To exercise appraisal rights with respect to your shares of Western Liberty common stock, you must:

•	NOT deliver an executed copy of the enclosed proxy card;

•	deliver to Western Liberty a written demand for appraisal of your shares before the date of the special meeting, as described further below under “—Written Demand and Notice”;

•	continuously hold your shares of Western Liberty common stock through the date the merger is consummated; and

•	otherwise comply with the procedures set forth in Section 262.

Only a holder of record of shares of Western Liberty common stock, or a person duly authorized and explicitly purporting to act on that stockholder’s behalf, is entitled to assert appraisal rights for the shares of common stock registered in that stockholder’s name. A demand for appraisal must be executed by or on behalf of the stockholder of record, fully and correctly, as such stockholder’s name appears on their stock certificates, and must state that such person intends thereby to demand appraisal of his or her shares of Western Liberty common stock in connection with the proposed merger. Beneficial owners who do not also hold the shares of record may not directly make appraisal demands to Western Liberty. The beneficial owner must, in such cases, have the registered stockholder submit the required demand in respect of those shares.

If the shares of Western Liberty common stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the shares of Western Liberty common stock are owned of record by more than one person, as in a joint tenancy and tenancy in common, the demand must be executed by or on behalf of all joint owners. An authorized agent, including an agent for two or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is acting as agent for such owner or owners. Stockholders who hold their shares of Western Liberty common stock in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such a nominee.

Failure to strictly follow the procedures set forth in Section 262 may result in the loss, termination or waiver of appraisal rights. Stockholders who vote in favor of the adoption and approval of the merger agreement, the merger and its related transactions will not have a right to have the fair market value of their shares of Western Liberty common stock determined. However, failure to vote in favor of the merger agreement, the merger and its related transactions is not sufficient to perfect appraisal rights. If you desire to exercise your appraisal rights, you must also submit to Western Liberty a written demand for payment of the fair value of the Western Liberty common stock held by you. In order to assist stockholders in determining whether to exercise appraisal rights, copies of Western Liberty’s unaudited financial statements for the six months ended June 30, 2012 are incorporated by reference in this proxy statement/prospectus.

Written Demand and Notice

A written demand for appraisal should be filed with Western Liberty before the special meeting. The demand notice shall be sufficient if it reasonably informs Western Liberty of your identity and that you wish to seek appraisal with respect to your shares of Western Liberty common stock. All demands should be delivered to: Western Liberty Bancorp., 8363 W. Sunset Road, Suite 350 Las Vegas, Nevada 89113, Attention: Chief Financial Officer.

Western Alliance, within ten (10) days after the effective date of the merger, will notify each stockholder who has complied with Section 262 and who has not voted in favor of the merger, that the merger has become effective.

Judicial Appraisal

Within 120 days after the effective time, Western Alliance or any stockholder who is entitled to appraisal rights and has otherwise complied with Section 262 may file a petition with the Delaware Court of Chancery demanding a determination of the value of the common stock of Western Liberty held by all such stockholders. At the hearing on such petition, the Court shall determine which stockholders are entitled to an appraisal of their shares and may require the stockholders who have demanded appraisal to submit their certificates to the Register in Chancery so an appropriate legend can be placed on them. Failure to comply with this requirement may result in the dismissal of the appraisal proceedings with respect to you.

After the Delaware Court of Chancery determines the holders of common stock entitled to appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through this proceeding, the Delaware Court of Chancery shall determine the fair value of the shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, to be paid, if any, upon the amount determined to be “fair value” in an appraisal proceeding. In determining the fair value of the shares the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective time through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharges) as established from time to time during the period between the effective time and the date of payment of the judgment.

Stockholders who consider seeking appraisal should consider that the fair value of their shares under Section 262 could be more than, the same as, or less than, the value of the consideration provided for in the merger agreement without the exercise of appraisal rights. No representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery. Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenter’s exclusive remedy. The Court of Chancery may determine the cost of the appraisal proceeding and assess it against the parties as the Court deems equitable. Upon application of a dissenting stockholder, the Court may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all shares of Western Liberty common stock entitled to appraisal. In the absence of a court determination or assessment, each party will bear its own expenses.

Any stockholder who has demanded appraisal in compliance with Section 262 will not, after the effective time, be entitled to vote such stock for any purpose or receive payment of dividends or other distributions, if any, on the Western Liberty common stock, except for dividends or distributions, if any, payable to stockholders of record at a date before the merger.

Request for Appraisal Data

If you submit a written demand for appraisal of your shares of Western Liberty common stock and otherwise properly perfect your appraisal rights, you may, upon written request mailed to Western Alliance within 120 days after the effective time, receive a written statement identifying (1) the aggregate number of shares of Western Liberty common stock which were not voted in favor of the adoption and approval of the merger agreement, the merger and its related transactions and with respect to which Western Liberty has received written demands for appraisal; and (2) the aggregate number of holders of such shares. Western Alliance will mail this statement to you within ten (10) days after receiving your written request. If no petition is filed by either Western Alliance or any dissenting stockholder within the 120-day period, the rights of all dissenting stockholders to appraisal will cease. Stockholders seeking to exercise appraisal rights should not assume that Western Alliance will file a petition with respect to the appraisal of the fair value of their shares or that Western Alliance will initiate any negotiations with respect to the fair value of those shares. Western Alliance will be under no obligation to take any action in this regard and has no present intention to do so. Accordingly, it is the obligation of stockholders who wish to seek appraisal of their shares of Western Liberty common stock to initiate all necessary action with respect to the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262. Failure to file the petition on a timely basis will cause the stockholder’s right to an appraisal to cease.

Withdrawal

Even if you submit a written demand for appraisal of your shares of Western Liberty common stock and otherwise properly perfect your appraisal rights, you may withdraw your demand at any time after the effective time, except that any such attempt to withdraw made more than 60 days after the effective time will require the written approval of Western Alliance and, once a petition for appraisal is filed, the appraisal proceeding may not be dismissed as to any holder absent court approval. The foregoing, however, will not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered under the merger agreement within 60 days after the effective time. If you withdraw your demand, you will be deemed to have accepted the terms of the merger agreement, which are summarized in this proxy statement/prospectus and which is attached in its entirety as Appendix A.

Tax Considerations

If you elect to exercise your appraisal rights, the payment in cash of the fair value of your shares of Western Liberty common stock will be a taxable transaction to you as described in the section of this proxy statement/prospectus entitled “Material U.S. Federal Income Tax Consequences to U.S. Holders and Non-U.S. Holders.” Stockholders considering exercising appraisal rights should consult with their own tax advisors with regard to the tax consequences of such actions.

The foregoing summary is not intended to be a complete statement of the procedures for exercising appraisal rights under Section 262 and is qualified in its entirety by reference to the full text of Section 262, a copy of which is attached as Appendix B to this proxy statement/prospectus. Western Liberty urges any stockholder wishing to exercise appraisal rights, if any, to read this summary and Section 262 carefully, and to consult legal counsel before attempting to exercise appraisal rights. Failure to comply strictly with all of the procedures set forth in Section 262 may result in the loss of your statutory appraisal rights, if any.

Accounting Treatment

The merger, if completed, will be treated as a purchase by Western Alliance of Western Liberty for accounting purposes. Accordingly, under accounting principles generally accepted in the United States, the assets and liabilities of Western Liberty will be recorded on the books of Western Alliance at their respective fair values at the time of the consummation of the merger.

Regulatory Approvals

For the merger of Western Alliance and Western Liberty to take place, we must receive approvals from the Federal Reserve Board, or the FRB, and the Nevada Financial Institutions Division, or the NFID. In this section, we refer to these approvals as the required regulatory approvals. Western Alliance and Western Liberty have agreed to cooperate to obtain the required regulatory approvals.

In addition, Bank of Nevada has filed with the Federal Deposit Insurance Corporation, or the FDIC, an application for approval of the merger of Service1st into Bank of Nevada, with Bank of Nevada surviving. We refer to that merger in this section as the bank merger. The bank merger is subject to the approval of the FDIC under the Bank Merger Act provisions of the Federal Deposit Insurance Act and related FDIC regulations. This filing will require consideration by the FDIC of various factors, including assessments of the competitive effect of the contemplated transaction, the managerial and financial resources and future prospects of the resulting institution, the effectiveness of the institutions involved in combating money laundering, the risk to the stability of the United States banking or financial system posed by the contemplated transaction, and the effect of the contemplated transaction on the convenience and needs of the communities to be served. The Community Reinvestment Act of 1977, or the CRA, also requires that the FDIC, in deciding whether to approve the bank merger, assess the records of performance of Bank of Nevada and Service1st in meeting the credit and other needs of the communities they serve, including low- and moderate-income neighborhoods. Bank of Nevada currently has an “outstanding” CRA rating from the FDIC. Service1st Bank currently has a “satisfactory” CRA rating from the FDIC. FDIC regulations require publication of notice and an opportunity for public comment concerning the application filed in connection with the bank merger, and authorize the FDIC to hold informal or formal hearings or meetings in connection with the application if the FDIC, after reviewing the application or other materials, determines it desirable to do so or receives and acts favorably upon a request for a hearing or meeting. It is not unusual for the FDIC to receive protests and other adverse comments from community groups and others. Any hearing or meeting, or comments provided by third parties, could prolong the period during which the bank merger is subject to review by the FDIC. The bank merger may not take place for a period of 15 to 30 days following FDIC approval, during which time the Department of Justice has the authority to challenge the merger on antitrust grounds. The FDIC will determine the precise length of the period in consultation with the Department of Justice. The commencement of an antitrust action would stay the effectiveness of any approval granted by the FDIC unless a court specifically orders otherwise. If the Department of Justice does not start a legal action during the waiting period, it may not challenge the transaction afterward, except in an action under Section 2 of the Sherman Antitrust Act.

Application has been made to the NFID in order to effect both the merger of Western Liberty into Western Alliance and the bank merger. This application will be subject to the review of the NFID under Chapter 666 of the Nevada Revised Statutes. In determining whether to approve the merger of Western Alliance and Western Liberty, the Nevada Commissioner of Financial Institutions, the Commissioner, will consider Western Alliance’s subsidiary depository institutions’ records of compliance with the CRA and whether the proposed transaction will meet the needs of those counties whose populations are less than 100,000 and whose residents are not being adequately served by existing financial institutions. In addition, the Commissioner must also consider the effect of the proposal on Western Alliance and the banks that it and Western Liberty control, as well as the effect of the merger on competition in banking.

Western Alliance filed with the FRB an application under the Bank Holding Company Act of 1956, as amended, for approval of the merger of Western Liberty with and into Western Alliance, with Western Alliance surviving. In processing this application, the FRB will evaluate the proposed transaction under similar standards and procedures as those set forth above for the Bank Merger Act filing with the FDIC. This filing also will be subject to a Department of Justice antitrust review period.

Western Alliance and Western Liberty are not aware of any other material governmental approvals that are required for the merger to take place that are not described above. If any other approval or action is required, we expect that we would seek the approval or take the necessary action.

The merger cannot take place without the required regulatory approvals, which we have not yet received. There is no assurance that we will receive these approvals, or if we do, when we will receive them or that they will not contain a non-customary condition that materially alters the anticipated benefits and effects of the merger.

Delisting and Deregistration of Western Liberty Common Stock after the Merger

When the merger is completed, the Western Liberty common stock currently listed on the NASDAQ Global Market will be delisted from the NASDAQ Global Market and will be deregistered under the Securities Exchange Act of 1934, as amended.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following summary describes the anticipated material U.S. federal income tax consequences of the merger to U.S. holders (as defined below) of Western Liberty’s common stock. The following summary is based upon the Code, its legislative history, existing and proposed regulations thereunder and published administrative interpretations and court decisions, all as currently in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. Tax considerations under state, local and foreign laws, or federal laws other than those pertaining to income tax, or federal laws that may be applicable to specific individual circumstances, such as the potential application of alternative minimum taxes, are not addressed in this proxy statement/prospectus.

For purposes of this discussion, we use the term “U.S. holder” to mean a beneficial owner which is:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any of its political subdivisions;

•

a trust that (1) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

•	an estate that is subject to U.S. federal income taxation on its income regardless of its source.

This discussion addresses only those holders of Western Liberty common stock that hold their Western Liberty common stock as a capital asset within the meaning of Section 1221 of the Code and does not address all the U.S. federal income tax consequences that may be relevant to particular holders of Western Liberty common stock in light of their individual circumstances or to holders of Western Liberty common stock that are subject to special rules, such as:

•	financial institutions;

•	investors in pass-through entities;

•	insurance companies;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark to market method of accounting;

•	persons that hold Western Liberty common stock as part of a straddle, hedge, constructive sale or conversion transaction;

•	regulated investment companies;

•	real estate investment trusts;

•	persons whose “functional currency” is not the U.S. dollar;

•	persons who are not citizens or residents of the United States; and

•	holders who acquired their shares of Western Liberty common stock through the exercise of an employee stock option or otherwise as compensation.

If a partnership or other entity taxed as a partnership holds Western Liberty common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partnerships and partners in such a partnership should consult their tax advisors about the tax consequences of the merger to them.

The actual tax consequences of the merger to you may be complex and will depend on your specific situation and on factors that are not within our control. You should consult with your own tax advisor as to the tax consequences of the merger in your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local or foreign or other tax laws and potential changes in those laws.

Tax Opinions

Pursuant to the merger agreement, and as of the date on which the registration statement to be filed with the SEC to register the shares of Western Alliance common stock to be issued in the merger is declared effective by the SEC, Western Alliance and Western Liberty expect to receive an opinion from Hogan Lovells US LLP and Morrison & Foerster LLP, respectively, to the effect that the merger will qualify as a reorganization under Section 368(a) of the Code. The tax opinions to be received by Western Alliance and Western Liberty will be based on certain representations, covenants, and assumptions, as described below, all of which must continue to be true and accurate in all material respects as of the effective time of the merger. It is also a condition to the obligation of each of Western Alliance and Western Liberty to complete the merger that their respective tax counsel confirm its opinion as of the closing date of the merger. Neither Western Alliance nor Western Liberty intends to waive this condition.

In rendering their respective opinions regarding the merger, tax counsel to Western Alliance and Western Liberty will each rely on (1) representations and covenants made by Western Alliance and Western Liberty, including those contained in the merger agreement and in certificates of officers of Western Alliance and Western Liberty, and (2) specified assumptions, including an assumption that the merger will be completed in the manner contemplated by the merger agreement. In addition, in rendering their respective tax opinions as of the date on which the registration statement is declared effective by the SEC, tax counsel will have assumed the absence of changes in existing facts or in law between the date of such opinions and the closing date of the merger. If any of the representations, covenants, or assumptions relied upon by tax counsel is inaccurate, tax counsel may not be able to provide the required closing date opinions or the tax consequences of the merger could differ from those described below. An opinion of counsel neither binds the Internal Revenue Service, the IRS, nor precludes the IRS or the courts from adopting a contrary position. Neither Western Alliance nor Western Liberty intends to obtain a ruling from the IRS regarding the tax consequences of the merger.

General Tax Consequences of the Merger

Based on the tax opinions described above under “—Tax Opinions,” the merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Accordingly, the anticipated material U.S. federal income tax consequences of the merger are as follows:

•	no gain or loss will be recognized by Western Alliance or Western Liberty as a result of the merger;

•

except as discussed below with respect to cash received instead of a fractional share of Western Alliance common stock, under “—Receipt of Cash Consideration Only and Cash Received Instead of a Fractional Share of Western Alliance Common Stock,” no gain or loss will be recognized by U.S. holders who exchange all of their Western Liberty common stock solely for Western Alliance common stock pursuant to the merger;

•

gain (but not loss) will be recognized by U.S. holders of Western Liberty common stock who receive stock consideration and cash consideration in exchange for shares of Western Liberty common stock pursuant to the merger, in an amount equal to the lesser of (1) the amount by which the sum of the fair market value of the Western Alliance common stock and cash received by a U.S. holder of Western Liberty common stock exceeds such U.S. holder’s basis in its Western Liberty common stock and (2) the amount of cash received by such U.S. holder of Western Liberty common stock;

•	the aggregate basis of the Western Alliance common stock received by a U.S. holder of Western Liberty common stock in the merger (including fractional shares of Western Alliance common stock deemed received and redeemed as described below) will be the same as the aggregate basis of the Western Liberty common stock for which it is exchanged, decreased by the amount of cash (if any) received in the merger (other than cash received instead of fractional share interests in Western Alliance common stock), and increased by the amount of gain recognized on the exchange, other than with respect to cash received instead of fractional share interests in Western Alliance common stock (regardless of whether such gain is classified as capital gain or as dividend income, as discussed below under “—Additional Considerations—Recharacterization of Gain as a Dividend”); and

•

the holding period of Western Alliance common stock received in exchange for shares of Western Liberty common stock (including fractional shares of Western Alliance common stock deemed received and redeemed as described below) will include the holding period of the Western Liberty common stock for which it is exchanged.

U.S. holders that acquired different blocks of Western Liberty common stock at different times or at different prices should consult their own tax advisors about the tax consequences of the merger to them in light of their particular circumstances.

At the time a U.S. holder makes a cash or stock election pursuant to the terms of the merger agreement, such U.S. holder will not know whether, and to what extent, the proration provisions of the merger agreement might alter the mix of consideration such U.S. holder will receive. As a result, the U.S. federal income tax consequences to such U.S. holder will not be ascertainable with certainty until such U.S. holder knows the precise amount of cash and Western Alliance common shares that such U.S. holder will receive in the merger.

Taxation of Capital Gain

Except as described under “—Additional Considerations—Recharacterization of Gain as a Dividend” below, gain that U.S. holders of Western Liberty common stock recognize in connection with the merger generally will constitute capital gain and will constitute long-term capital gain if such U.S. holders have held (or are treated as having held) their Western Liberty common stock for more than one year as of the date of the merger. For U.S. holders of Western Liberty common stock that are non-corporate holders, long-term capital gain generally will be taxed at a reduced rate U.S. federal income tax.

Additional Considerations—Recharacterization of Gain as a Dividend

All or part of the gain that a particular U.S. holder of Western Liberty common stock recognizes could be treated as dividend income rather than capital gain if (1) such U.S. holder is a significant stockholder of Western Alliance or (2) such U.S. holder’s percentage ownership, taking into account constructive ownership rules, in Western Alliance after the merger is not meaningfully reduced from what its percentage ownership would have been if it had received solely stock consideration rather than a combination of cash consideration and stock consideration in the merger. This could happen, for example, because of ownership of additional shares of Western Alliance common stock by such holder, ownership of shares of Western Alliance common stock by a person related to such holder or a share repurchase by Western Alliance from other holders of Western Alliance common stock. The Internal Revenue Service has indicated in rulings that any reduction in the interest of a minority stockholder that owns a small number of shares in a publicly and widely held corporation and that exercises no control over corporate affairs would result in capital gain as opposed to dividend treatment. Because the possibility of dividend treatment depends primarily upon the particular circumstances of a holder of Western Liberty common stock, including the application of certain constructive ownership rules, holders of Western Liberty common stock should consult their own tax advisor regarding the potential tax consequences of the merger to them.

Receipt of Cash Consideration Only and Cash Received Instead of a Fractional Share of Western Alliance Common Stock

A U.S. holder of Western Liberty common stock who receives the entirety of his or her consideration in the form of cash will generally recognize gain or loss equal to the difference between the amount of cash received and the basis in his or her Western Liberty common stock. In addition, a U.S. holder of Western Liberty common stock who receives cash instead of a fractional share of Western Alliance common stock will be treated as having received the fractional share pursuant to the merger and then as having exchanged the fractional share for cash in a redemption by Western Alliance. As a result, such U.S. holder of Western Liberty common stock will generally recognize gain or loss equal to the difference between the amount of cash received and the basis in his or her fractional share interest as set forth above. The gain or loss recognized by the U.S. holders described in this paragraph will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the U.S. holder’s holding period for the relevant shares is greater than one year. The deductibility of capital losses is subject to limitations.

You are urged to consult with your own tax advisors about the particular tax consequences of the merger to you, including the effects of U.S. federal, state or local, or foreign or other tax laws.

Backup Withholding and Information Reporting

Payments of cash to a U.S. holder of Western Liberty common stock pursuant to the merger may, under certain circumstances, be subject to information reporting and backup withholding unless the holder provides proof of an applicable exemption or, in the case of backup withholding, furnishes its taxpayer identification number and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a U.S. holder under the backup withholding rules are not additional tax and generally will be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the Internal Revenue Service.

A U.S. holder of Western Liberty common stock who receives Western Alliance common stock as a result of the merger will be required to retain records pertaining to the merger. Each U.S. holder of Western Liberty common stock who is required to file a U.S. federal income tax return and who is a “significant holder” that receives Western Alliance common stock in the merger will be required to file a statement with such U.S. federal income tax return setting forth such holder’s basis in the Western Liberty common stock surrendered and the fair market value of the Western Alliance common stock and cash received in the merger. A “significant holder” is a holder of Western Liberty common stock, who, immediately before the merger, owned at least 5% of the outstanding stock of Western Liberty.

This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. Moreover, it does not address any non-income tax or any foreign, state or local tax consequences of the merger. Tax matters are very complicated, and the tax consequences of the merger to you will depend upon the facts of your particular situation. Accordingly, we strongly urge you to consult with a tax advisor to determine the particular federal, state, local or foreign income or other tax consequences to you of the merger.

THE MERGER AGREEMENT

The following is a summary of the material terms of the Agreement and Plan of Merger, dated as of August 17, 2012, by and between Western Alliance Bancorporation and Western Liberty Bancorp, or the merger agreement, which is attached to this proxy statement/prospectus as Appendix A and which we incorporate by reference into this proxy statement/prospectus. This summary may not contain all of the information about the merger agreement that is important to you. Therefore, we recommend that you read carefully the merger agreement attached to this proxy statement/prospectus as Appendix A in its entirety, as the rights and obligations of the parties are governed by the express terms of the merger agreement and not by this summary or any other information contained in this proxy statement/prospectus.

Structure

Subject to the terms and conditions set forth in the merger agreement, Western Liberty will merge with and into Western Alliance with Western Alliance continuing as the surviving entity following the merger. In addition, Western Alliance and Western Liberty have agreed to merge Service1st with and into Bank of Nevada, with Bank of Nevada continuing as the surviving bank, or the bank merger. Western Alliance may determine, at its discretion, to delay the bank merger indefinitely. The merger agreement provides that Western Alliance may change the structure of the merger as long as such change does not alter the kind or amount of merger consideration to be provided under the merger agreement, or materially delay or jeopardize receipt of any required regulatory approvals or adversely affect the tax treatment of Western Liberty’s stockholders as a result of receiving the merger consideration.

Merger Consideration

The merger agreement provides that Western Liberty stockholders will have the right, with respect to each of their shares of Western Liberty common stock, to elect to receive, subject to certain proration and other provisions as described below, either (i) 0.4341 of a share of Western Alliance common stock, or (ii) $4.02 in cash, without interest. The cash consideration and stock consideration have been calculated based on the number of shares of Western Liberty common stock outstanding as of August 17, 2012 and assuming the conversion of outstanding Western Liberty restricted stock units, the vesting of Western Liberty restricted stock awards and that no Western Liberty stock options are exercised. The actual stock consideration and cash consideration will be determined based on the number of shares of Western Liberty common stock issued and outstanding as of the effective time of the merger.

Western Alliance will issue no more than 2,966,322 shares of common stock, subject to potential adjustment under certain termination provisions of the merger agreement and for tax purposes, as set forth in the merger agreement and under the headings “The Merger Agreement—Termination of the Merger Agreement” and “The Merger Agreement—Potential Adjustment of the Merger Consideration,” and will pay no more than $27.5 million in cash under the terms of the merger agreement. If the total merger consideration exceeds the amount set forth in the previous sentence (including any cash paid in connection with the cancellation of outstanding and unexercised stock options for which the option holders have not made an exercise election (as more fully described herein) and after giving effect to dissenting shares as if they had been converted into the right to receive the merger consideration), then the total merger consideration shall be reduced on a pro rata basis to the aggregate amount set forth in the preceding sentence.

No guarantee can be made that you will receive solely cash or solely stock, if you so elect, or a combination of cash and stock in accordance with your election. As a result of the proration provisions and other limitations described in this document and in the merger agreement, you may receive Western Alliance common stock or cash in amounts that vary from the amounts you elect to receive.

Non-Electing Shares. Western Liberty stockholders who make no election to receive cash or Western Alliance common stock in the merger, and Western Liberty stockholders who do not make a valid election, will be deemed not to have made an election. Stockholders not making an election may be paid in cash, Western

Alliance common stock or a mix of cash consideration and stock consideration depending on, and after giving effect to, the number of valid cash elections and stock elections that have been made by other Western Liberty stockholders using the proration adjustment described below.

Election Limitations. The total number of shares of Western Liberty common stock to be converted into Western Alliance common stock in the merger shall be 50% of the outstanding shares of Western Liberty common stock on a fully diluted basis, subject to certain limitations. The remaining shares of Western Liberty common stock will be converted into cash depending on the elections of Western Liberty stockholders. Therefore, the elections are subject to certain proration and other provisions to preserve this requirement regarding the number of shares of Western Liberty common stock to be converted into Western Alliance common stock in the merger. The proportion of stock and cash to be issued in the merger is also subject to potential adjustment for tax purposes as set forth in the merger agreement and under the heading “The Merger Agreement—Potential Adjustment of the Merger Consideration.” As a result, if you elect to receive only cash or stock, you may nevertheless receive a mix of cash and stock.

Proration if Too Much Stock is Elected. If the Western Liberty stockholders’ election would result in more than 50% of the outstanding shares of Western Liberty common stock to be exchanged for shares of Western Alliance common stock, then all Western Liberty stockholders who elected to receive cash consideration or did not make an election shall receive cash consideration, and all stockholders who have elected to receive stock consideration will receive the following:

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(x) a number of shares of Western Alliance common stock equal to the product obtained by multiplying (i) the number of shares for which such stockholder made elections to receive the stock consideration and (ii) a fraction, the numerator of which is the total number of shares of Western Liberty common stock to be converted and the denominator of which is the number of shares for which elections were made to receive the stock consideration, and (y) the right to receive cash consideration for the remaining number of such stockholder’s shares.

Proration if Too Much Cash is Elected. If the Western Liberty stockholders election would result in fewer than 50% of the outstanding shares of Western Liberty common stock to be exchanged for shares of Western Alliance common stock, then all Western Liberty stockholders who elected to receive stock consideration will receive stock consideration, and those stockholders who have elected to receive cash consideration or have made no election will receive the following:

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if the number of shares held by Western Liberty stockholders who have made no election is sufficient to make up the shortfall in the number of shares of Western Liberty common stock to be converted into stock consideration, then all Western Liberty stockholders who made a cash election with respect to some or all of their shares will receive cash consideration for all of the shares with respect to which they made a cash election, and those stockholders who made no election will receive a combination of cash consideration and stock consideration in whatever proportion is necessary to make up the shortfall; or

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if the number of shares held by Western Liberty stockholders who have made no election is insufficient to make up the shortfall, then all of those shares will be converted into stock consideration and those Western Liberty stockholders who made a cash election with respect to some or all of their shares will receive a combination of cash consideration and stock consideration in whatever proportion is necessary to make up the shortfall.

Western Liberty Stock Options. Immediately prior to the effective time, each outstanding and unexercised option granted by Western Liberty, will become fully vested and exercisable. Each option holder may elect to exercise any such option in accordance with the other terms of such option, contingent on the consummation of the merger, and may elect to receive, for any shares of Western Liberty common stock acquired in such election, cash consideration, stock consideration or a combination thereof in accordance with the terms of the merger agreement and subject to the proration provisions thereof. In the event of such exercise election, all shares of

Western Liberty common stock underlying the exercised options will be deemed to have been issued and outstanding immediately prior to the effective time. If the merger is not completed, any options which have been so exercised will remain outstanding, subject to their original vesting schedules. At the effective time, any outstanding and unexercised option for which an exercise election has not been made will be cancelled and in exchange for such cancellation the optionee will receive an amount of cash, without interest, equal to the product of the (i) excess, if any, of the per share cash consideration to be paid by Western Alliance over the exercise price per share of such option and (ii) number of shares of Western Liberty common stock subject to such option, which cash payment will be treated as compensation and will be net of any applicable federal or state withholding tax. It is anticipated that no such cash payments will be made at the effective time because all of the outstanding options to acquire Western Liberty common stock are currently significantly out-of-the-money. At the effective time, any option for which no exercise election is made the exercise price of which exceeds the per share cash consideration to be paid by Western Alliance will be cancelled without payment.

Western Liberty Restricted Stock and Restricted Stock Units. At the effective time, all outstanding unvested shares of Western Liberty common stock granted in the form of “restricted stock” awards and all grants in the form of “restricted stock units” made by Western Liberty that are convertible into shares of Western Liberty common stock will become vested rights to receive the merger consideration, subject to proration.

Fractions of Shares. Certificates for fractions of shares of Western Alliance’s common stock will not be issued. Instead of a fractional share of Western Alliance’s common stock, a Western Liberty stockholder will be entitled to receive an amount of cash equal to the product obtained by multiplying (A) the fractional share interest to which the holder would otherwise be entitled by (B) the arithmetic average of the 4:00 p.m. Eastern time closing sales prices of Western Alliance common stock reported on the New York Stock Exchange composite tape for the five consecutive trading days immediately preceding but not including the trading day prior to the closing date for the merger.

Conversion. The conversion of Western Liberty’s common stock into the merger consideration will occur automatically upon completion of the merger. Under the merger agreement, after the effective time, Western Alliance will cause its exchange agent to pay the “purchase price” to each Western Liberty stockholder who surrenders the appropriate documents to the exchange agent. In this document, we use the term “purchase price” to refer to the (i) shares (if any) of Western Alliance’s common stock, (ii) cash (if any) and (iii) any cash to be paid instead of a fraction of a share of Western Alliance common stock, payable to each holder of Western Liberty’s common stock.

Election Procedures; Surrender of Stock Certificates

An election form is being mailed under separate cover on or about the date of this proxy statement/prospectus. The election form entitles the record holder of Western Liberty common stock to specify (a) the number of shares of Western Liberty common stock owned by such holder for which the holder elects to receive stock consideration, or (b) the number of shares of Western Liberty common stock owned by such holder for which the holder elects to receive cash consideration. If no election is made, then such holder shall receive cash consideration, stock consideration or a combination of cash consideration and stock consideration in the merger as outlined above.

To make an effective election, a record stockholder must submit a properly completed election form to American Stock Transfer & Trust Company, LLC, which will be acting as the exchange agent, on or before 5:00 p.m., New York City time, on                     , 2012, or the election deadline. An election form will be deemed properly completed only if accompanied by stock certificates representing all shares of Western Liberty common stock covered by the election form. You may change your election at any time prior to the election deadline by written notice accompanied by a properly completed and signed, revised election form received by the exchange agent prior to the election deadline. You may revoke your election by written notice received by the exchange agent prior to the election deadline or by withdrawal of your stock certificates prior to the election deadline. All elections will be revoked automatically if the merger agreement is terminated.

Stockholders will not be entitled to revoke or change their elections following the election deadline. As a result, stockholders who have made elections will be unable to transfer their shares of Western Liberty common stock during the interval between the election deadline and the date of completion of the merger.

Western Liberty stockholders who do not submit a properly completed election form or revoke their election form prior to the election deadline will have their shares of Western Liberty common stock designated as non-election shares and will receive cash consideration, stock consideration or a combination of stock consideration and cash consideration as outlined above. Western Liberty stock certificates represented by elections that have been revoked will be returned without charge.

Western Alliance will deposit with the exchange agent the certificates representing Western Alliance’s common stock and cash to be issued to Western Liberty stockholders in exchange for Western Liberty’s common stock. As soon as practicable after the completion of the merger, the exchange agent will mail to Western Liberty stockholders who do not submit election forms a letter of transmittal, together with instructions for the exchange of their Western Liberty stock certificates for the merger consideration. Upon surrendering his or her certificate(s) representing shares of Western Liberty’s common stock, together with the signed letter of transmittal, the Western Liberty stockholder shall be entitled to receive, as applicable (i) certificate(s) representing a number of whole shares of Western Alliance’s common stock determined in accordance with the exchange ratio, (ii) a check representing the amount of cash to which such holder shall have become entitled to, and (iii) a check representing the amount of cash in lieu of fractional shares. You will not be paid dividends or other distributions declared after the merger with respect to any Western Alliance common stock into which your shares have been converted until you surrender your Western Liberty stock certificates for exchange. No interest will be paid or accrue to Western Liberty stockholders on the cash consideration, cash instead of fractional shares or unpaid dividends and distributions, if any. After the effective time, there will be no further transfers of the Western Liberty common stock. Western Liberty stock certificates presented for transfer after the completion of the merger will be cancelled and exchanged for the merger consideration.

If your stock certificates have been lost, stolen or destroyed, you will have to prove your ownership of these certificates and certify that they were lost, stolen or destroyed before you receive any consideration for your shares. Upon request, American Stock Transfer & Trust Company, LLC will send you instructions on how to provide evidence of ownership.

If any certificate representing shares of Western Alliance’s common stock is to be issued in a name other than that in which the certificate for shares surrendered in exchange is registered, or cash is to be paid to a person other than the registered holder, it will be a condition of issuance or payment that the certificate so surrendered be properly endorsed or otherwise be in proper form for transfer and that the person requesting the exchange either:

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inform the exchange agent whether any transfer or other taxes are required by reason of the issuance of a certificate or payment to a person other than the registered holder of the certificate surrendered, or

•	establish to the reasonable satisfaction of the exchange agent that the tax has been paid or is not payable.

Any portion of the purchase price made available to the exchange agent that remains unclaimed by Western Liberty stockholders for six months after the effective time will be returned to Western Alliance. Any Western Liberty stockholder who has not exchanged shares of Western Liberty’s common stock for the purchase price in accordance with the merger agreement before that time may look only to Western Alliance for payment of the purchase price for these shares, cash in lieu of fractional shares and any unpaid dividends or distributions after that time. In any event, Western Alliance, Western Liberty, the exchange agent or any other person will not be liable to any Western Liberty stockholder for any amount properly delivered to a public official under applicable abandoned property, escheat or similar laws.

Election Procedures for Holders of Western Liberty Options, Restricted Stock and Restricted Stock Units

If you hold options to purchase shares of Western Liberty common stock or you hold restricted stock awards of Western Liberty common stock or restricted stock units, you will soon receive under separate cover an election form that you may use to make an election regarding the merger consideration to be received, in the case of any restricted stock awards or restricted stock units that you hold or an exercise election with respect to stock options and the form of merger consideration to be received for shares of Western Liberty common stock acquired in such election. The election deadline will be the same as for elections with respect to shares of Western Liberty common stock, which is 5:00 p.m., New York City time, on                         , 2012, the date prior to the date of the special meeting. To make an election, a holder must submit a properly completed election form and return it so that the form is actually received by American Stock Transfer & Trust Company, LLC at or before the election deadline in accordance with the instructions on the election form. You may change or revoke your election by written notice received by American Stock Transfer & Trust Company, LLC prior to the election deadline. Optionholders or holders of restricted stock awards or restricted stock units will not be entitled to revoke or change their election following the election deadline, but optionholders may exercise their options in accordance with the terms thereof. Any exercise of options for which an election has been made will have the effect of automatically revoking such election. Once an option is exercised in accordance with its terms, such exercise cannot be revoked or undone. All elections will be revoked automatically if the merger agreement is terminated.

Conditions to the Merger

Under the merger agreement, Western Alliance and Western Liberty are not obligated to complete the merger unless the following conditions are satisfied:

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the merger agreement and the merger are approved and adopted by the affirmative vote of the holders of at least a majority of the outstanding shares of Western Liberty common stock entitled to vote at the special meeting;

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all required regulatory approvals are obtained and remain in full force and effect, all statutory waiting periods related to these approvals have expired, and none of the regulatory approvals or statutory waiting periods contains a non-customary provision that materially alters the benefits for which Western Alliance bargained in the merger agreement;

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the registration statement to be filed with the SEC to register the shares of Western Alliance common stock to be issued in the merger is declared effective by the SEC, and no stop order suspending the effectiveness of the Registration Statement is issued and no proceedings for that purpose are initiated or threatened by the SEC; and

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no order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the merger or any of the other transactions contemplated by the merger agreement from taking place is in effect, and no statute, rule, regulation, order, injunction or decree is enacted, entered, promulgated or enforced by any governmental entity which prohibits, restricts or makes illegal the consummation of the merger.

Western Alliance is not obligated to complete the merger unless the following additional conditions are satisfied or waived:

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the representations and warranties of Western Liberty contained in the merger agreement are true and correct as of the date of the merger agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the closing date of the merger as though made on and as of the closing date, except where the failure to be so true and correct has not had, and would not reasonably be expected to result in, a material adverse effect on Western Liberty;

•	Western Liberty performs in all material respects all covenants and agreements contained in the merger agreement to be performed by Western Liberty at or prior to the closing date;

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Western Liberty obtains the consents, approvals or waivers of each person whose consent or approval is required in order to permit the succession by Western Alliance and Bank of Nevada pursuant to the merger to any obligation, right or interest of Western Liberty or Service1st under any loan or credit agreement, note, mortgage, indenture, lease, license or other agreement or instrument, except for the failure of which to obtain would not have a material adverse effect on Western Liberty, Western Alliance, Service1st or Bank of Nevada, as the case may be;

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no changes, other than changes contemplated by the merger agreement, in the business, operations, condition (financial or otherwise), assets or liabilities of Western Liberty or any Western Liberty subsidiary (regardless of whether or not such events or changes are inconsistent with the representations and warranties given in the merger agreement) occur that individually or in the aggregate have or would reasonably be expected to have a material adverse effect on Western Liberty; and

•	Western Alliance obtains a written opinion from its own counsel that the merger will be treated for Federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code.

Western Liberty is not obligated to complete the merger unless the following additional conditions are satisfied or waived:

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the representations and warranties of Western Alliance contained in the merger agreement are true and correct as of the date of the merger agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the closing date of the merger as though made on and as of the closing date, except where the failure to be so true and correct has not had, and would not reasonably be expected to result in, a material adverse effect on Western Alliance;

•	Western Alliance performs in all material respects all covenants and agreements contained in the merger agreement required to be performed by it at or prior to the closing date;

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Western Alliance obtains the consent, approvals or waivers of each person whose consent or approval is required in connection with the transactions contemplated by the merger agreement under any loan or credit agreement, note, mortgage, indenture, lease, license or other agreement or instrument to which Western Alliance is a party or is otherwise bound;

•	the shares of Western Alliance common stock to be issued in the merger are approved for listing on the NYSE; and

•	Western Liberty receives an opinion from its own counsel that the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code.

Conduct of Western Liberty Business Pending the Merger

The merger agreement contains various restrictions on the operations of Western Liberty before the effective time. In general, the merger agreement obligates Western Liberty to continue to carry on its businesses in the ordinary course consistent with past practices and with prudent banking practices, with specific limitations on the lending activities and other operations of Western Liberty. The merger agreement prohibits Western Liberty, without the written consent of Western Alliance, from:

•	declaring or paying any dividends or other distributions on its capital stock;

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splitting, combining or reclassifying any of its capital stock or issuing, authorizing or proposing the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock except upon the exercise or fulfillment of rights or options issued or existing pursuant to Western Liberty’s stock plans in accordance with their present terms, all to the extent outstanding and in existence on the date of the merger agreement;

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repurchasing, redeeming or otherwise acquiring any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock, or any securities convertible into or exercisable for any shares of the capital stock of Western Liberty or any Western Liberty subsidiary;

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issuing, delivering or selling, or authorizing or proposing to issue, deliver or sell, any securities, other than the issuance of additional shares of its common stock upon the exercise or fulfillment of rights or options issued or existing under Western Liberty’s stock option plan in accordance with their present terms;

•	amending its articles of incorporation or bylaws;

•	making capital expenditures aggregating in excess of $25,000 or for other-real-estate-owned aggregating in excess of $200,000;

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making any material changes in its policies and practices with respect to (i) lending, (ii) underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service loans, (iii) investment, or (iv) asset liability management and hedging, or in any other material banking or operating policies or procedures;

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entering into any new line of business or acquiring an equity interest in the assets of other business organizations except in connection with foreclosures, settlements or troubled loan or debt restructurings, or in the ordinary course of business consistent with prudent banking practices;

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taking any action that may result in any of the applicable conditions contained in the merger agreement not being satisfied or in any violations of its obligations under the merger agreement or the bank merger agreement, except as required by law or by the merger agreement or the bank merger agreement;

•	changing its methods of accounting in effect at December 31, 2011, except as required by changes in regulatory or generally accepted accounting principles;

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adopting, amending, renewing or terminating any plan, policy or agreement between Western Liberty or its subsidiaries and their employees or directors, except as required by law or by the merger agreement;

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increasing in any manner the compensation of any director, executive officer or other employee who is a party to a contract relating to employment or severance referenced in the merger agreement, or pay any benefit not required by any plan or agreement as in effect as of the date of the merger agreement (including, without limitation, the granting of stock options, stock appreciation rights, restricted stock, restricted stock units or performance units or shares);

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entering into, modifying or renewing any agreement or arrangement providing for the payment to any director, executive officer or employee who is a party to a contract relating to employment or severance;

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entering into, modifying or renewing any agreement or arrangement providing for the payment to any employee who is not a director or executive officer or who is not party to any contract relating to employment or severance, other than normal annual increases consistent with past business practices, not to exceed 5% of such employee’s base salary;

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hiring any new employee at an annual rate of compensation in excess of $50,000, except that upon notice to Western Alliance, Western Liberty may hire employees to replace employees whose employment terminated between the signing date of the merger agreement and the closing date of the merger at compensation levels no greater than $100,000 in annual compensation per replaced employee;

•	paying expenses of any employees or directors in excess of $50,000 in the aggregate for attending conventions or similar meetings;

•	promoting any employee to a rank of vice president or more senior;

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incurring any indebtedness for borrowed money or assuming the obligations of a third party, except for short-term borrowings with a maturity of six months or less in the ordinary course consistent with past practices;

•	selling, purchasing, entering into, renewing or extending any lease, relocating or opening or closing any banking or other office, or filing any application pertaining to any such action;

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making any equity investments in real estate, other than in connection with foreclosures or settlements in lieu of foreclosures or troubled loan or debt restructurings, in the ordinary course of business consistent with past banking practices;

•	making any new loans or modifying the terms of any existing loans with any affiliated person of Western Liberty or any Western Liberty subsidiary;

•	incurring any deposit liabilities, other than in the ordinary course of business consistent with past practice;

•	leasing any real property except for the sale of real estate that is the subject of a casualty loss or condemnation or the sale of other real estate owned on a basis consistent with past practices;

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purchasing, originating, renewing or extending any loans except in accordance with existing Western Liberty lending policies and practices; purchasing or originating (i) residential mortgage loans in excess of $150,000 except for residential mortgage loans whose interest rate, terms, appraisal, and underwriting make them immediately available for sale in the secondary market, (ii) consumer loans in excess of $50,000, (iii) commercial business loans in excess of $500,000 as to any loan or $1,000,000 in the aggregate as to related loans or loans to related persons or (iv) commercial real estate first mortgage loans in excess of $1,000,000 as to any loans or $1,000,000 in the aggregate as to related loans or loans to related borrowers or renewing or extending any such loans except to the extent such loans are graded 5 or better at the time of such extension or renewal;

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modifying or settling any loans except (i) in accordance with existing Western Liberty lending policies and practices and (ii) where such modification or settlement does not result in forgiveness of indebtedness exceeding $250,000;

•	charging off any loans that exceed $250,000, except in accordance with GAAP and existing Western Liberty policies and practices;

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making any investments other than in overnight federal funds and U.S. Treasuries, U.S. agency securities and certificates of deposit of $250,000 or less from other banks, in each case, that have twelve months or less remaining to maturity;

•	selling or purchasing any mortgage loan servicing rights;

•	taking any actions that would prevent the transactions contemplated by the merger agreement from qualifying as a reorganization under section 368(a) of the Code;

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foreclosing on or taking deed or title to any real estate other than single-family residential properties without first conducting a Phase I environmental assessment of the property, or foreclosing on or taking a deed or title to any real estate other than single-family residential properties if such environmental assessment indicates the presence of a hazardous, toxic, radioactive or dangerous materials or other materials regulated under environmental laws;

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settling any claim, action or proceeding involving monetary damages in excess of $50,000, or waiving or releasing any material rights or claims, or agree or consent to the issuance of any injunction, decree, order or judgment restricting or otherwise affecting its business or operations;

•	introducing any material new products or services, any material marketing campaigns or any material new sales compensation or incentive programs or arrangements;

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making or changing any tax election, filing any amended tax returns, settling or compromising any material tax liability of Western Liberty or any of its subsidiaries, agreeing to an extension or waiver of the statute of limitations with respect to the assessment or determination of taxes of Western Liberty or any of its subsidiaries or entering into any closing agreement with respect to any tax or surrender any right to claim a tax refund, in each case, except as required by law; or

•	agreeing or committing to any of the forgoing actions.

No Solicitation

Under the merger agreement, Western Liberty generally may not, and must instruct its officers, directors, executive employees, agents and other representatives not to, (i) initiate, solicit, encourage or knowingly facilitate (including by way of providing information) the submission of any inquiries, proposals or offers (whether firm or hypothetical) or any other efforts or attempts that constitute or may reasonably be expected to lead to any competing proposal (as defined below), (ii) have any discussions with or provide any confidential information or data to any person relating to a competing proposal, or engage in any negotiations concerning a competing proposal (other than discussions or requests for and receipt of information to ascertain the terms of any such competing proposal), (iii) approve or recommend, or publicly propose to approve or recommend, any competing proposal, (iv) approve or recommend, or publicly propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, memorandum of understanding, merger agreement, asset or share purchase or share exchange agreement, option agreement or other similar agreement relating to any competing proposal, (v) enter into any agreement or agreement in principle requiring, directly or indirectly, Western Liberty to abandon, terminate or fail to consummate the transactions contemplated hereby or breach its obligations hereunder, or (vi) publicly propose or agree to do any of the foregoing.

The merger agreement defines a “competing proposal” as any of the following involving Western Liberty or any Western Liberty subsidiary: (i) any inquiry, proposal or offer from any person relating to any direct or indirect acquisition or purchase by such person of Western Liberty, any Western Liberty subsidiary or any business line of Western Liberty that constitutes 15% or more of the net revenues, net income or assets of Western Liberty and its subsidiaries, taken as a whole, or 15% or more of any class of equity securities of Western Liberty or any of its subsidiaries, any tender offer or exchange offer that if consummated would result in any person beneficially owning 15% or more of any class of equity securities of Western Liberty or any of its subsidiaries, any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Western Liberty or any of its subsidiaries, other than the transactions contemplated by the merger agreement.

Notwithstanding the above restrictions, in connection with a “superior competing transaction” and subject to other specified conditions, Western Liberty will be permitted to furnish information with respect to, or enter into discussions or negotiations with, any person that makes an unsolicited bona fide proposal to acquire Western Liberty; provided, however, that (a) the special meeting of Western Liberty stockholders to consider the merger has not occurred; (b) the Western Liberty Board of Directors has determined in good faith, after consultation with independent legal counsel, that failure to take such action would or would be reasonably likely to result in a violation of the board’s fiduciary duties to the Western Liberty stockholders under Delaware law; (c) Western Liberty contemporaneously provides to Western Alliance any non-public information concerning Western Liberty or its subsidiaries to be provided to such person and not previously provided to Western Alliance; (d) prior to taking such action Western Liberty receives an executed confidentiality agreement on terms no less favorable to Western Liberty than those contained in the confidentiality agreement between Western Alliance and Western Liberty; and (e) Western Liberty keeps Western Alliance informed, on a current basis, of the status and details of any such discussions or negotiations.

The merger agreement defines a “superior competing transaction” as any of the following involving Western Liberty or any Western Liberty subsidiary: any proposal made by a third party to acquire, directly or indirectly, including pursuant to a tender offer, exchange offer, merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction, for consideration consisting of cash and/or securities, more than 50% of the combined voting power of the shares of Western Liberty common stock then outstanding or more than 50% of all of the assets of Western Liberty, and otherwise on terms which the Board of Directors of Western Liberty, determines in its good faith judgment (after consulting with legal counsel and Sandler O’Neill or another financial advisor of nationally recognized reputation), taking into account timing and all legal, financial, regulatory and other aspects of the proposal and the third party making the proposal (including any break-up fees, expense reimbursement provisions and conditions to consummation), to be more favorable to its stockholders than the merger and for which financing, to the extent required, is then committed or which if not committed is, in the good faith judgment of its Board of Directors, reasonably capable of being obtained by such third party.

Representations and Warranties

In the merger agreement, Western Liberty made representations and warranties to Western Alliance. The material representations and warranties of Western Liberty are the following:

•	the proper organization and good standing of Western Liberty and Service1st;

•	insurance of the Service1st’s deposit accounts by the FDIC;

•	capitalization of Western Liberty and Service1st and ownership of shares of Service1st;

•	existence of corporate power and authority of Western Liberty and Service1st to execute, deliver and perform their various obligations under the transaction documents;

•	a listing of all consents and approvals required to complete the merger;

•	the timely filing of required reports with regulatory agencies;

•	proper presentation of financial statements;

•	Western Liberty’s filings with the regulators comply in all material respects with applicable requirements;

•	no broker’s fees other than to Sandler O’Neill, Western Liberty’s financial advisor;

•	absence of any material adverse change in Western Liberty;

•	absence of legal proceedings;

•	timely filing of tax returns and absence of tax claims;

•	existence of employee benefit plans and material compliance with applicable law;

•	existence of material contracts and their effectiveness;

•	absence of regulatory agreements with banking regulators;

•	material compliance with environmental law;

•	adequacy of loss reserves;

•	existence of properties and assets, absence of encumbrances, and existence of good title;

•	existence of insurance policies;

•	material compliance with applicable laws;

•	existence of loans, their material compliance with applicable laws, proper organization of loan information, and proper perfection of security interests;

•	receipt of a fairness opinion from Sandler O’Neill;

•	the truth and accuracy of information included herein with respect to Western Liberty and its subsidiaries;

•	labor and employment matters;

•	intellectual property matters;

•	existence of satisfactory internal controls;

•	anti-takeover provisions inapplicable to the transactions contemplated by the merger agreement;

•	board approval of the merger agreement and the stockholder vote required to approve the merger agreement; and

•	derivative transactions.

In the merger agreement, Western Alliance made representations and warranties to Western Liberty. The material representations and warranties of Western Alliance are the following:

•	the proper organization and good standing of Western Alliance and Bank of Nevada;

•	capitalization of Western Alliance and ownership of shares of Bank of Nevada;

•	existence of corporate power and authority of each of Western Alliance and Bank of Nevada to execute, deliver and perform its obligations under the transaction documents;

•	a listing of all regulatory consents and approvals to complete the merger;

•	agreements with governmental entities;

•	absence of material legal proceedings;

•	the truth and accuracy of information included herein with respect to Western Alliance and its subsidiary;

•	tax matters relating to the merger qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

•	proper presentation of financial statements;

•	material compliance with applicable laws;

•	absence of any material adverse change in Western Alliance; and

•	the availability of funds and shares of Western Alliance sufficient to pay the merger consideration.

Termination of the Merger Agreement

The merger agreement may be terminated prior to the effective time of the merger by either Western Alliance or Western Liberty if:

•	Western Alliance and Western Liberty mutually consent in writing;

•	a governmental entity which must grant a regulatory approval that is a condition to the merger denies such approval and such action has become final and non-appealable;

•	the merger is not consummated by April 30, 2013;

•	Western Liberty stockholders fail to adopt the merger agreement at the special meeting; or

•

the other party breaches the merger agreement in a manner that would entitle the non-breaching party the right not to consummate the merger, subject to the right of the breaching party to cure, if curable, the breach within 30 days of written notice of the breach, and the party seeking to terminate is not then in material breach of the merger agreement.

Additionally, Western Alliance may terminate the merger agreement if:

•

management or the Board of Directors of Western Liberty (i) fails to use its reasonable best efforts to call and hold within 35 days of the effective date of this registration statement the special meeting of Western Liberty stockholders to consider and approve the merger agreement or (ii) fails to recommend to stockholders the approval of the merger agreement and the transactions contemplated hereby;

•	the information set forth in the merger agreement with respect to the capitalization of Western Liberty is inaccurate in any material respect; or

•

the average closing price of Western Alliance’s common stock during a specified period prior to closing is more than $11.11 and Western Alliance’s common stock outperforms a specified peer-group index by more than 20%, unless Western Liberty elects to make a compensating adjustment to the amount of stock consideration to be provided to Western Liberty stockholders.

Western Liberty may terminate the merger agreement if:

•

the average closing price of Western Alliance common stock for a specified period prior to closing is less than $7.41 and Western Alliance’s common stock underperforms a specified peer-group index by more than 20%, unless Western Alliance elects to make a compensating adjustment to the amount of stock consideration to be provided to Western Liberty stockholders; or

•

Western Liberty has complied with its obligations regarding competing proposals and has given written notice to Western Alliance of its desire to enter into a superior competing transaction (as defined in the merger agreement) or has given Western Alliance written notice of its Board of Directors, intent to change its recommendation in favor of the transactions contemplated by the merger agreement and, in each case, has complied with the expense and breakup fee provisions described below.

Expenses; Breakup Fee

Fees and Expenses Payable by Western Alliance. Western Alliance has agreed to reimburse Western Liberty up to $400,000 for its documented, reasonable costs and expenses incurred in connection with the merger agreement and the transactions contemplated thereby, if the merger agreement is terminated by Western Liberty due to Western Alliance’s material (not willful) breach of a representation, warranty, covenant or other agreement contained in the merger agreement.

Fees and Expenses Payable by Western Liberty. Western Liberty has agreed to reimburse Western Alliance up to $400,000 for its documented, reasonable costs and expenses incurred by Western Alliance in connection with the merger agreement and the transactions contemplated thereby, plus a breakup fee of $2.0 million, under any of the following circumstances:

•	If the merger agreement is terminated by Western Alliance due to Western Liberty’s failure to hold the special meeting within a specified time period or to recommend approval of the merger;

•

If the merger agreement is terminated by Western Alliance due to Western Liberty’s stockholders not having approved the merger agreement and (a) after the date of the merger agreement (August 17, 2012) and before the special meeting date, there shall have been a third party public event and (b) within 12 months following such special meeting, Western Liberty enters into an agreement for an acquisition transaction or an acquisition transaction otherwise occurs;

•

If the merger agreement is terminated by Western Alliance due to Western Liberty’s willful material or intentional breach of a representation, warranty, covenant or other agreement contained in the merger agreement; or

•

If Western Liberty has given written notice to Western Alliance that Western Liberty desires to enter into a superior competing proposal or that Western Liberty’s Board of Directors has determined to change its recommendation in favor of the transactions contemplated by the merger agreement.

Additionally, Western Liberty has agreed to reimburse Western Alliance up to $400,000 for its documented, reasonable costs and expenses up to $400,000 incurred by Western Alliance and its affiliates in connection with the merger agreement and the transactions contemplated thereby, if the merger agreement is terminated by Western Alliance due to (i) Western Liberty’s material (not willful) breach of a representation, warranty, covenant or other agreement contained in the merger agreement or (ii) the failure of the representations and warranties of Western Liberty with respect to its capitalization to be accurate in any material respect.

The merger agreement defines “third party public event” as any of the following events: any person (as defined at Sections 3(a)(9) and 13(d)(3) of the Exchange Act and the rules and regulations thereunder), other than Western Alliance or any affiliate of Western Alliance, shall have made and disclosed publicly a bona fide proposal to Western Liberty or, by a public announcement or written communication that is the subject of public disclosure, to Western Liberty’s stockholders to engage in an acquisition transaction (including, without limitation, any situation in which any person other than Western Alliance or any affiliate of Western Alliance shall have commenced (as such term is defined in Rule 14d-2 under the Exchange Act), or shall have filed a registration statement under the Securities Act of 1933, as amended, with respect to a tender offer or exchange offer to purchase any shares of Western Liberty common stock such that, upon consummation of such offer, such person would have beneficial ownership of 20% or more of the then outstanding shares of Western Liberty common stock.

The merger agreement defines “acquisition transaction” as (a) a merger, acquisition, consolidation or other business combination involving Western Liberty, (b) a purchase, lease or other acquisition of all or substantially all of the assets of Western Liberty or (c) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of beneficial ownership (as the term “beneficial ownership” is defined in Regulation 13d-3(a) of the Securities Exchange Act of 1934) of securities representing 25% or more of the voting power of Western Liberty.

Amendment of the Merger Agreement

The merger agreement also permits, subject to applicable law, the Boards of Directors of Western Alliance and Western Liberty to:

•	amend the merger agreement except as provided below;

•	extend the time for performance of any of the obligations or other acts of the other party;

•	waive any inaccuracies in the representations and warranties contained in the merger agreement or in any document delivered under the merger agreement; or

•	waive compliance with any of the agreements or conditions contained in the merger agreement.

After approval of the merger agreement by Western Liberty’s stockholders, no amendment of the merger agreement may be made without further stockholder approval if the amendment would reduce the amount or change the form of the consideration to be delivered to Western Liberty’s stockholders under the merger agreement.

Employee Benefits

After the closing date of the merger, except to the extent Western Alliance, Western Liberty or any Western Liberty subsidiary continues in effect any Western Liberty benefit plan providing benefits of a similar type, continuing employees of Western Liberty or any Western Liberty subsidiary will be eligible for the employee benefits that Western Alliance provides to its newly hired employees generally and on substantially the same terms and basis as is applicable to such employees. To the extent permitted under applicable law and Western Alliance’s benefit plans, each Western Liberty or Western Liberty subsidiary employee will be given credit with respect to the satisfaction of limitations as to pre-existing condition exclusions, evidence of insurability requirements and waiting periods for participation and coverage equal to the credit that such employee had received as of the effective time under the comparable Western Liberty benefit plans. Western Liberty employees also may be eligible to participate in severance and retention programs established by the parties in connection with the merger. Any Western Liberty employee who is not covered by employment, retention or special severance arrangements and whose employment is terminated involuntarily, other than for “cause” (as defined below), as of the effective time of the merger of within three months thereafter will be entitled to a severance benefit consisting of the continuation of the employee’s base salary or wages for a period equal to (i) two weeks multiplied by (ii) the number of full years of continuous service completed by such employee with Western Liberty or any Western Liberty subsidiary, up to a maximum of 15 weeks, as if such employee had continued to be employed by Western Alliance on a full-time basis during such period, subject to applicable tax withholding. Under the merger agreement, “cause” means the employee’s personal dishonesty, willful misconduct, breach of fiduciary duty involving personal profit, failure to perform stated duties, violation of any law, rule or regulation (other than traffic violations or similar offenses) or final cease-and-desist order.

Support Agreement

Concurrently with the merger agreement, and as a condition to Western Alliance’s willingness to enter into the merger agreement, Western Alliance and Western Liberty’s directors and executive officers entered into a support agreement pursuant to which Western Liberty’s directors and executive officers have agreed to vote all of the shares of Western Liberty common stock beneficially owned by them in favor of the adoption of the merger agreement. As of the record date, the Western Liberty directors and executive officers who entered into the support agreement with Western Alliance collectively held                  shares of Western Liberty common stock which represented approximately         % of the outstanding Western Liberty common stock. None of the Western Liberty directors and executive officers were paid additional consideration in connection with the execution of such agreement. A copy of the support agreement is attached to this proxy statement/prospectus at Appendix D.

Potential Adjustment to the Merger Consideration

To facilitate the merger’s compliance with the “continuity of interest” requirement for tax-free reorganizations under the Code, the merger consideration is subject to potential adjustment to ensure that, for U.S. federal income tax purposes, the value of the total stock consideration paid to Western Liberty stockholders will be no less than 42.5% of the value of the total merger consideration, including cash paid to Western Liberty stockholders who exercise their appraisal rights (with such stockholders deemed, for purposes of this adjustment, to receive, an amount in cash equal to $4.02 per share, it being understood that the actual amount that would be payable to any such holder following completion of an appraisal proceeding would be determined pursuant to such appraisal proceeding in accordance with the applicable provisions of Delaware law). For purposes of the potential adjustment, the value of Western Alliance common stock will be determined as: the lesser of (i) $9.40, which is the closing price of a share of Western Alliance common stock quoted on the NYSE, as reported by The Wall Street Journal, for the last trading day immediately prior to August 17, 2012, (ii) the closing price of a share of Western Alliance common stock quoted on the NYSE, as reported by The Wall Street Journal, for the last trading day immediately prior to the date on which the exchange ratio is adjusted pursuant to certain termination rights set forth in the merger agreement or (iii) the closing price of a share of Western Alliance common stock quoted on the NYSE, as reported in the Wall Street Journal, for the last trading day immediately prior to the closing date of the merger.

Listing of Western Alliance Common Stock

Western Alliance has agreed to use its reasonable best efforts to cause the shares Western Alliance common stock that are to be issued pursuant to the merger to be approved for listing on the NYSE prior to the effective time of the merger.

DIFFERENCES IN THE RIGHTS OF STOCKHOLDERS

Western Alliance is incorporated under Nevada law and Western Liberty is incorporated under Delaware law. The following table compares the material differences between the current rights of Western Alliance and Western Liberty stockholders under, in the case of Western Alliance, Western Alliance’s amended and restated articles of incorporation and amended and restated bylaws, and, in the case of Western Liberty, Western Liberty’s second amended and restated certificate of incorporation and amended and restated bylaws, as amended. The following information is a summary and does not purport to be complete. For more complete information, you should read the governing documents of both Western Alliance and Western Liberty. To find out where you can obtain these documents, see “Where You Can Find More Information.”

	Western Alliance Stockholder Rights	Western Liberty Stockholder Rights
Authorized Capital	The authorized capital stock of Western Alliance is 220,000,000 shares of capital stock, divided into: 200,000,000 shares of common stock, par value $0.0001 per share, and 20,000,000 shares of serial preferred stock, par value $0.0001 per share.	The authorized capital stock of Western Liberty is 101,000,000 of capital stock, divided into: 100,000,000 shares of common stock, par value $0.0001 per share and 1,000,000 shares of preferred stock, par value $0.0001 per share.

Number of Directors	The Western Alliance bylaws provide that the number of directors shall not be fewer than eight (8) nor more than seventeen (17). The Board of Directors is divided into three classes, with one class being elected each year by the stockholders.	The Western Liberty bylaws provide that the number of directors will be fixed at nine (9).

Removal of Directors	Once elected, directors may be removed only by the affirmative vote of at least 80% of the outstanding common stock.	Directors serve until their successors are elected and may be removed with or without cause, at any time, by the holders of a majority of the shares of stock issued and outstanding and entitled to vote thereon.

Vacancies on the Board of Directors	The Western Alliance bylaws provide that any vacancies or newly created directorships resulting from any increase in the authorized number of directors shall be filled by the stockholders or the remaining directors, by the affirmative vote of a majority thereof.	The Western Liberty bylaws provide that any vacancies or newly created directorships resulting from any increase in the authorized number of directors shall be filled by a majority of the directors therein office (even though the number of such directors may be less than a quorum), by the sole remaining director, or by the stockholders at any meeting.

Committees of the Board of Directors	The Western Alliance bylaws provide that the board may from time to time delegate any of the powers of the Board of Directors, in the course of the current business of the corporation, to any standing or special committee of the Board of Directors. Each such standing or special committee must include at least one member of the Board of Directors.	The Western Liberty bylaws provide that the Board of Directors may designate one or more committees of the Board of Directors from time to time.

	The current committees of the Western Alliance Board of Directors are the Compensation Committee, the Nominating and Corporate Governance Committee, the Finance and Investment Committee and the Audit Committee.	The current committees of the Western Liberty Board of Directors are the Compensation Committee, the Governance and Nominating Committee and the Audit Committee.

Stockholder Quorum	The Western Alliance bylaws provide that the holders of a majority percentage of the entire issued and outstanding capital stock of Western Alliance shall constitute a quorum for all purposes of such meetings.	The Western Liberty bylaws provide that the holders of a majority of the shares of the stock of Western Liberty issued and outstanding and entitled to vote at any meeting of the stockholders, present in person or represented by proxy, shall constitute a quorum at such meeting for the transaction of business. If at any stockholder meeting there is less than a quorum present, the stockholders present in person or represented by proxy will have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum will be present or represented.

Stockholder Action by Written Consent	The Western Alliance bylaws provide that stockholder may not take action by written consent.	The Western Liberty bylaws provide that any action required or permitted to be taken at any meeting of the stockholders may be taken without a meeting, without prior notice and without a vote, if a written consent thereto is signed by the holders of the shares of the stock of Western Liberty having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of the stock of Western Liberty issued and outstanding and entitled to vote thereon were present and voted.

Special Meetings of Stockholders

Under Nevada law, unless otherwise provided in the articles of incorporation or bylaws, the entire Board of Directors, any two directors or the president may call annual and special meetings of the stockholders and directors.

The Western Alliance bylaws provide that a special meeting of the stockholders may be called by the Chairman of the Board, or by the Board of Directors. At least ten (but not more than sixty) days’ written notice of such meeting, specifying the date, time, and place of such meeting, and the objects and purposes for calling the same, shall be given to each stockholder entitled to vote at such meeting in accordance with.

Under Delaware law, a special meeting of stockholders may be called by the Board of Directors or by any other person authorized to do so in the corporation’s certificate of incorporation or bylaws.

The Western Liberty bylaws provide that special meetings of stockholders for any purpose or purposes (a) may be called by the Chief Executive Officer and (b) shall be called by the Secretary upon the receipt of a written request stating the purpose or purposes of such meeting from (i) a majority of the Board of Directors or (ii) the stockholders that own a majority of the shares of the stock of Western Liberty issued and outstanding and entitled to vote thereon.

Amendment of Certificate of Incorporation	Amendment of the articles of incorporation requires the approval by holders of more than one-half of the outstanding shares of each class entitled to vote as a separate class on such matters; however, amendments to provisions regarding mergers, liquidation or dissolution or the removal of directors requires the approval by holders of at least 80% of the outstanding shares.	The articles of incorporation may be amended by the approval of a majority vote of the Western Liberty board of directors, if applicable, and a majority vote of the outstanding shares of Western Liberty common stock.

Amendment of Bylaws	Amendment of the bylaws requires the approval by at least two-thirds of the directors at a regular or special meeting of the Board of Directors, or by a vote of the holders of at least 80% of the voting power of the issued and outstanding shares of capital stock.	The bylaws may be amended by the vote or written consent of stockholders entitled to exercise a majority of the voting power of the company. The bylaws may also be amended by the Board of Directors.

Indemnification and Liability Exculpation of Directors and Officers	Western Alliance’s amended and restated articles of incorporation provide that, to the fullest extent permitted by applicable law, no director or officer shall be personally liable to Western Alliance or any stockholder for damages for breach of fiduciary duty as a director or officer. Western Alliance’s amended and restated bylaws provide for indemnification of its directors, officers, employees and other agents and advancement of expenses. As permitted by the Nevada Revised Statutes, Western Alliance’s bylaws provide that Western Alliance will indemnify a director or officer if the individual acted in good faith in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The Nevada Revised Statutes do not permit indemnification as to any claim, issue or matter as to which such person has been adjudged by a court of competent jurisdiction to be liable to the corporation, or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought determines upon application that in view of all of the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper. In addition, Western Alliance’s amended and restated bylaws provide that indemnification shall not be made to or on behalf of any director or officer if a final adjudication establishes that his or her acts or omissions involved intentional misconduct, fraud, or a knowing violation of the law and were material to the cause of action.	Western Liberty’s certificate of Incorporation and bylaws provide that all of its directors, officers, employees and agents shall be indemnified by Western Liberty to the fullest extent permitted by the Delaware General Corporations Law. Western Liberty is also a party to agreements with its directors and officers to provide contractual indemnification in addition to the indemnification provided by its certificate of incorporation. Western Liberty’s bylaws also permit Western Liberty to secure insurance on behalf of any officer, director or employee for any liability arising out of his or her actions, regardless of whether Delaware law would permit indemnification. Western Liberty’s bylaws further provide that any indemnification shall be made by Western Liberty only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he or she has met the applicable standard of conduct as set forth in the bylaws.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following Unaudited Pro Forma Condensed Combined Financial Data is based on the historical financial data of Western Alliance Bancorporation and Western Liberty Bancorp, and has been prepared to illustrate the effects of the merger. The Selected Unaudited Pro Forma Condensed Combined Financial Data does not give effect to any anticipated synergies, operating efficiencies or cost savings that may be associated with the merger. The Unaudited Pro Forma Condensed Combined Financial Data also does not include any integration costs the companies may incur related to the merger as part of combining the operations of the companies.

The results of operations data below is presented as if the merger was completed on January 1, 2011 and the balance sheet data below is presented as if the merger were completed on June 30, 2012.

The unaudited pro forma financial data included in this proxy statement is based on the historical financial statements of Western Alliance and Western Liberty, and on publicly available information and certain assumptions that we believe are reasonable, which are described in the notes to the Unaudited Pro Forma Condensed Combined Financial Statements included in this proxy statement/prospectus.

This data should be read in conjunction with the Western Alliance and Western Liberty historical consolidated financial statements and accompanying notes in Western Alliance’s and Western Liberty’s respective Quarterly Reports on Form 10-Q as of and for the six months ended June 30, 2012 and Western Alliance’s Annual Report on Form 10-K and Western Liberty’s Annual Report on Form 10-K as of and for the year ended December 31, 2011, as amended.

Western Alliance has not performed due diligence or detailed valuation analysis necessary to determine the fair market values of Western Liberty’s assets to be acquired and liabilities to be assumed. Accordingly, the pro forma condensed combined financial data does not include an allocation of the purchase price, unless otherwise specified. Pro forma tables are based on preliminary due diligence and include management’s initial estimates of fair value adjustments which are subject to change based on results from detailed valuation analysis not yet completed.

	WAL	WLBC	Pro Forma Before Entries	Pro Forma Adjustments	Notes		Pro Forma Combined
Assets:
Cash and cash equivalents	$178,920	$85,092	$264,012	$(32,160)	(H	)	$231,852
Investment securities and money market	1,401,548	2,701	1,404,249	—			1,404,249
Gross loans	5,164,858	104,837	5,269,695	(15,000)	(B	)	5,254,695
Allowance for credit losses	(97,512)	(2,645)	(100,157)	2,645			(97,512)
Premises and equipment, net	106,895	584	107,479	—			107,479
Bank owned life insurance	136,141	—	136,141	—			136,141
Other assets acquired through foreclosure	76,994	5,820	82,814	(973)	(G	)	81,841
Goodwill	25,925	—	25,925				25,925
Other intangibles, net	8,028	624	8,652	399	(F	)	9,051
Other assets	161,775	1,699	163,474	11,000	(E	)	174,474

Total assets	$7,163,572	$198,712	$7,362,284	$(34,089)			$7,328,195

Liabilities:
Non-interest bearing deposits	$1,842,125	$59,801	$1,901,926	$—			$1,901,926
Interest-bearing deposits	4,159,323	64,449	4,223,772	—			4,223,772

Total deposits	6,001,448	124,250	6,125,698	—			6,125,698
Junior subordinated debt and other borrowings	340,201	—	340,201	—			340,201
Other liabilities	149,803	750	150,553	—			150,553

Total liabilities	6,491,452	125,000	6,616,452				6,616,452

	WAL	WLBC	Pro Forma Before Entries	Pro Forma Adjustments	Notes		Pro Forma Combined
Stockholders’ equity:
Preferred stock	141,000	—	141,000	—			141,000
Common stock and additional paid in capital	748,167	113,975	862,142	(86,092)	(I	)	776,050
Accumulated deficit	(221,338)	(40,263)	(261,601)	52,003	(I	)	(209,598)
Accumulated other comprehensive income	4,291	—	4,291	—			4,291

Total stockholders’ equity	672,120	73,712	745,832	(34,089)			711,743

Total liabilities and stockholders’ equity	$7,163,572	$198,712	$7,362,284	$(34,089)			$7,328,195

Unaudited Pro Forma Condensed Combined Income Statements

Six Months Ended June 30, 2012

	Historical		Pro Forma Before Entries	Merger Pro Forma Adjustments	Notes		Pro Forma Combined
	WAL	WLBC
Interest income	$155,283	$3,050	$158,333	$1,583	(B	)	$159,916
Interest expense	14,421	215	14,636	—			14,636

Net interest income	140,862	2,835	143,697	1,583			145,280
Provision for credit losses	26,411	319	26,730	—			26,730
Other non-interest income	13,281	339	13,620	—			13,620
Other non-interest expense	92,328	5,401	97,729	73	(F	)	97,802

Income (loss) from continuing operations before taxes	35,404	(2,546)	32,858	1,510			34,368
Income tax expense (benefit)	9,700	—	9,700	(363)	(J	)	9,337

Income from continuing operations	25,704	(2,546)	23,158	1,873			25,031
Loss from discontinued operations, net of tax benefit	(443)	—	(443)	—			(443)

Net income	25,261	(2,546)	22,715	1,873			24,588
Dividends and accretion on preferred stock	3,088	—	3,088	—			3,088

Net income available to common shareholders	$22,173	$(2,546)	$19,627	$1,873			$21,500

Earnings per share:
Basic earnings per share	$0.27						$0.25
Diluted earnings per share	0.27						0.25
Weighted average basic shares outstanding	81,475			2,966			84,441
Weighted average diluted shares outstanding	82,091			2,966			85,057
Basic and diluted earnings per share—continuing operations							$0.26

Unaudited Pro Forma Condensed Combined Income Statements

Twelve Months Ended December 31, 2011

	Historical		Pro Forma Before Entries	Pro Forma Adjustments	Notes		Pro Forma Combined
	WAL	WLBC
Interest income	$296,591	$9,513	$306,104	$3,167	(B	)	$309,271
Interest expense	38,923	484	39,407	—			39,407

Net interest income	257,668	9,029	266,697	3,167			269,864
Provision for credit losses	46,188	8,717	54,905	—			54,905
Other non-interest income	34,457	2,407	36,864	—			36,864
Other non-interest expense	195,598	16,947	212,545	146	(F	)	212,691

Income (loss) from continuing operations before taxes	50,339	(14,228)	36,111	3,021			39,132
Income tax expense	16,849	—	16,849	(3,922)	(J	)	12,927

Income from continuing operations	33,490	(14,228)	19,262	6,943			26,205
Loss from discontinued operations, net of tax benefit	(1,996)	—	(1,996)	—			(1,996)

Net income	31,494	(14,228)	17,266	6,943			24,209
Dividends and accretion on preferred stock	16,206	—	16,206	—			16,206

Net income available to common shareholders	$15,288	$(14,228)	$1,060	$6,943			$8,003

Earnings per share:
Basic earnings per share	$0.19						$0.10
Diluted earnings per share	0.19						0.10
Weighted average basic shares outstanding	80,909			2,966			83,875
Weighted average diluted shares outstanding	81,183			2,966			84,149
Basic and diluted earnings per share—continuing operations							$0.12

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

1.	BASIS OF PRO FORMA PRESENTATION

The unaudited pro forma combined consolidated financial information related to the merger includes the unaudited pro forma combined condensed consolidated balance sheet as of June 30, 2012, which assumes that the merger was completed on June 30, 2012. The unaudited pro forma combined condensed consolidated income statements for the six months ended June 30, 2012 and for the year ended December 31, 2011 were prepared assuming that the merger was completed January 1, 2011. For the purpose of the pro forma combined condensed consolidated financial statements the purchase price consideration is currently estimated at approximately $55.4 million, which is based on consideration of $27.5 million in cash and issuance of 2,966,322 common shares of Western Alliance Bancorporation’s, or WAL, common stock for an estimated value of $27.9 million.

The merger will be accounted for as an acquisition of Western Liberty Bancorp, Inc., or WLBC, by WAL in accordance with the acquisition method of accounting. The acquisition method of accounting requires an acquirer to recognize the assets acquired, and the liabilities assumed to be based on their fair values as of the date of acquisition. A bargain purchase gain, will be recognized as of the acquisition date, in the amount equal to the excess of the fair value of identifiable net assets acquired over the consideration transferred. Based on WAL’s preliminary purchase allocation, a bargain purchase gain of $16.4 million is currently expected to be recorded by WAL in the period the merger is completed. Upon closing, the amount of the bargain purchase gain will be adjusted for the difference in the stock price at closing and the results from a detailed valuation analysis of the net assets acquired.

As the merger is recorded using the acquisition method of accounting, all loans of WLBC are recorded at fair value, including adjustments for credit, and no allowance for credit losses is carried over to WAL’s balance sheet. In addition, certain anticipated nonrecurring merger transaction costs associated with the merger, such as investment banking fees, change in control severance costs, accounting and legal fees, transfer agent fees, proxy solicitation costs and other related expenditures are reflected in the pro forma condensed consolidated statement of financial condition, but are excluded from the pro forma condensed income statements.

The future estimated merger and transaction cost for WAL associated with the acquisition is estimated at approximately $6,680,000 pre-tax and $4,660,000 after tax. The after tax cost of $4,660,000 is included in the pro forma adjustment in the condensed consolidated statement of financial condition, see footnote D.

2.	Preliminary Purchase Accounting Allocations

The unaudited pro forma combined condensed consolidated financial information for the merger includes unaudited pro forma combined condensed balance sheet as of June 30, 2012 assuming the merger was completed on June 30, 2012. The unaudited pro forma combined condensed consolidated income statements of the six months ended June 30, 2012 and for the year ended December 31, 2011 were prepared assuming the merger was completed on January 1, 2011.

Preliminary Purchase Accounting Allocations

June 30, 2012	(Dollars in thousands)
Equity capital of WL Bancorp—historical June 30, 2012			$73,712
Less estimated fair value adjustments:
Loan fair value	$(15,000	)(B)
Allowance for credit losses	2,645	(C)

Loans, net	(12,355)
Core deposit intangible	399	(F)
Deferred tax asset	11,000	(E)
Repossessed assets	(973	)(G)

Total fair value adjustments			(1,929)

Net Assets (Equity capital less fair value adjustments)			71,783
Total consideration paid to WLBC stockholders’(1)			55,383

Gain on bargain purchase			$(16,400)

(1)	The purchase price is based on estimated total consideration of $55.4 million. This includes $27.5 million of cash and issuance of WAL common stock of 2,966,322 shares at a price of approximately $9.40 per common share for a value of $27.9 million.

3.	Preliminary Pro Forma Adjustments

A.	Adjustments to equity reflect the acquisition of WLBC by issuance of approximately 2, 966,322 shares of WAL common stock at a closing value of $9.40 per common share on August 16, 2012 for a fair value of $27.9 million (see Note I). Total consideration of $55.4 million.

B.	The fair value of the loan portfolio being acquired from WLBC is estimated by WAL to be less than book value. Based on management’s judgment we applied an approximate discount of $15.0 million to WLBC’s gross loan portfolio to estimate the fair value adjustment at June 30, 2012. The adjustment reflects our estimates of both market rate differential and the potential adjustments required by ASC 310-30, “Receivables—Loans and Debt Securities Acquired with Deteriorated Credit Quality”. As a result, a portion of the fair value adjustment will be classified as non-accretable yield, accordingly, no interest yield is estimated and would only be recorded prospectively if there was a significant increase in the estimated cash flows on those loans. The loan fair value adjustment will be amortized over the estimated remaining life of the loan portfolio. The accretion for the six months ended June 30, 2012 is estimated at approximately $1.58 million and the accretion for the year ended December 31, 2011 after the effective date is estimated to be approximately $3.17 million.

C.	Pursuant to applicable accounting guidance, the acquired loans are recorded at fair value at the acquisition date and there is no carryover of WLBC’s allowance for credit losses of $2,645,000 at June 30, 2012.

D.	The estimated transaction costs related to the merger are approximately $4.7 million, net of tax (see Note I). This cost is included in the Pro Forma Condensed Consolidated Statement of Financial Condition. Some of the merger costs are not tax deductible. The deductibility of such costs is estimated in the table below, but will be finalized and determined subsequent to the completion of the merger. For purposes of the pro forma presentation, these costs are assumed to be paid out in cash by WAL at the date of the merger. However, several of these costs may not actually be paid out in cash and would be accrued for or paid by WLBC.

Merger Transaction Costs Schedule
Salaries and employee benefits	$2,780
Other non-interest expense	3,900

Total non-interest expense	6,680
Tax benefit	2,020

Net expense after tax benefit	$4,660

The plan to integrate the operations of WAL and WLBC following the merger is still being developed. The specific details of the plan will continue to be refined over the next several months, and will include assessments of the personnel, benefit plans, premises and equipment and contracts to determine the extent of redundancies that may be eliminated. Certain decisions arising from these assessments may involve involuntary terminations of employees, vacating leased premises, changing information systems, canceling contracts with service providers and selling or disposing of certain furniture and equipment. Also included in restructuring costs are additional integration costs consisting of costs related to corporate name changes and incremental communication costs to customers and business partners, among others. Costs associated with these actions will be recorded based on the nature of the cost and timing of the integration actions.

E.	The adjustment to other assets represents an $11.0 million deferred tax asset estimated to be realized at WAL which WLBC previously carried with a 100% valuation allowance and also considered tax impact resulting from our pro forma adjustments.

F.	Adjustments to other intangible assets include a core deposit intangible of approximately $1.0 million net of the write-off of the existing CDI of $624,000 at WLBC. A core deposit intangible arises from a financial institution having a deposit base comprised of funds associated with stable customer relationships. These customer relationships provide a cost benefit to the acquiring institution since the associated customer deposits typically are at a lower interest rates and can be expected to be retained on a long-term basis. This amount reflects management’s estimate of the market premium associated with these core deposits. The amortization of core deposit intangibles is estimated at approximately $73,000 for the six months ended June 30, 2012 and is estimated at approximately $146,000 for the year ended December 31, 2011.

G.	The adjustment to repossessed assets of $973,000 reflects management’s assessment of the estimated likely additional write-downs due to more aggressive price marketing of these assets.

H.	Adjustments to cash include the following:

Cash account Pro Forma Adjustment Schedule at June 30, 2012
Cash portion of purchase consideration	$27,500
Net expense after tax of WAL merger costs	4,660

Cash pro forma adjusting entry	$32,160

I.	The following is a summary of the transaction reflecting in the Capital account adjustments:

Capital Account Pro Forma Adjustment Schedule at June 30, 2012
Common stock and additional paid in capital issued—WAL	$27,883
Elimination of common stock and additional paid in capital—WLBC	(113,975)

Cash pro forma adjusting entry	$(86,092)

Accumulated retained deficit bargain purchase option gain—WAL	16,400
Elimination accumulated deficit—WLBC	40,263
WAL net merger transaction costs	(4,660)

$52,003

J.	Adjustments to the income tax expense represent the tax effect of the pro forma adjustments and WLBC losses using a statutory rate of 35%.

WESTERN ALLIANCE STOCKHOLDER PROPOSALS

Any proposal which a stockholder wishes to have included in Western Alliance’s proxy statement and form of proxy relating to its 2013 Annual Meeting of stockholders must be received by Western Alliance, directed to the attention of the Corporate Secretary, at its principal executive offices at One E. Washington Street, Suite 1400, Phoenix, Arizona 85004, no later than November 21, 2012. If a stockholder wishes to present a matter at Western Alliance’s 2013 Annual Meeting that is outside the process for inclusion in the proxy statement, notice must be given to the Secretary not later than February 5, 2013. All stockholder proposals will be subject to and must comply with Nevada law and the rules and regulations of the SEC, including Rule 14a-8 under the Exchange Act, as amended.

WESTERN LIBERTY STOCKHOLDER PROPOSALS

Western Liberty intends to hold a 2013 annual meeting of stockholders only if the merger agreement is terminated. Any proposal which a Western Liberty stockholder wishes to have included in Western Liberty’s proxy statement and form of proxy relating to Western Liberty’s 2013 annual meeting of stockholders should be received by Western Liberty at its principal executive offices at 8363 West Sunset Road, Suite 350, Las Vegas, Nevada 89113, no later than March 18, 2013. If the stockholder fails to do so, the Western Liberty proxies for the 2013 annual meeting will be entitled to use their discretionary voting authority on that proposal, without any discussion of the matter in our proxy materials.

OTHER MATTERS

We do not expect that any matters other than those described in this document will be brought before the special meeting. If any other matters are presented, however, it is the intention of the persons named in the Western Liberty proxy card to vote proxies in accordance with the determination of a majority of Western Liberty’s Board of Directors, including, without limitation, a motion to adjourn or postpone the special meeting to another time and/or place for the purpose of soliciting additional proxies in order to approve the merger agreement or otherwise.

EXPERTS

The consolidated financial statements of Western Alliance incorporated in this proxy statement/prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2011, to the extent and for the period set forth in their report, have been so incorporated in reliance on the report of McGladrey LLP (formerly McGladrey & Pullen, LLP), independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Western Liberty incorporated into this document by reference to Western Liberty’s Annual Report on Form 10-K/A for the year ended December 31, 2011 have been so incorporated in reliance on the report of Crowe Horwath LLP, independent registered public accountants, given on the authority of that firm as experts in accounting and auditing.

LEGAL MATTERS

Randall S. Theisen, Esq. will provide an opinion regarding the validity of Western Alliance’s common stock to be issued in the merger. As a condition to the consummation of the merger, Western Alliance will have received an opinion from Hogan Lovells US LLP, Washington, D.C., and Western Liberty will have received an opinion from Morrison & Foerster LLP, in each case, dated as of the closing date of the merger, to the effect that, for U.S. federal income tax purposes the merger will constitute a reorganization within the meaning of Section 368(a) of the Code.

WHERE YOU CAN FIND MORE INFORMATION

Western Alliance and Western Liberty file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information on file with the Securities and Exchange Commission at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information about issuers that file electronically with the SEC. The address of the SEC’s Internet site is http://www.sec.gov. Western Alliance’s filings with the SEC can be found on the internet at http://www.westernalliancebancorp.com. Western Alliance’s common stock is traded on the NYSE under the trading symbol “WAL.” Western Liberty’s filings with the SEC can be found on the internet at http://www.westernlibertybank.com. Western Liberty’s common stock is traded on NASDAQ under the trading symbol “WLBC.”

Western Alliance has filed a registration statement on Form S-4 to register with the Securities and Exchange Commission the shares of Western Alliance common stock that Western Liberty stockholders will receive in the merger. This proxy statement/prospectus is part of the registration statement of Western Alliance on Form S-4 and is a prospectus of Western Alliance and a proxy statement of Western Liberty for the Western Liberty special meeting.

The Securities and Exchange Commission permits Western Alliance and Western Liberty to “incorporate by reference” information into this proxy statement/prospectus. This means that Western Alliance and Western Liberty can disclose important information to you by referring to another document filed separately with the SEC. The information incorporated by reference is considered a part of this proxy statement/prospectus, except for any information superseded by information contained directly in this proxy statement/prospectus or by information contained in documents filed with or furnished to the Securities and Exchange Commission after the date of this proxy statement/prospectus that is incorporated by reference in this proxy statement/prospectus.

This proxy statement/prospectus incorporates by reference the documents set forth below that have been previously filed with the SEC. These documents contain important information about Western Alliance and Western Liberty and their financial conditions.

Western Alliance:

•	Western Alliance’s Annual Report on Form 10-K for the year ended December 31, 2011;

•	Western Alliance’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012 and June 30, 2012;

•	Western Alliance’s Current Reports on Form 8-K filed on April 6, 2012, April 30, 2012 and August 22, 2012;

•	Western Alliance’s definitive proxy statement dated March 16, 2012, filed in connection with its annual meeting of stockholders held on April 24, 2012, as supplemented; and

•

the description of Western Alliance’s capital stock contained in its Registration Statement on Form 8-A filed with the SEC on June 27, 2005, and all amendments or reports filed with the SEC for the purpose of updating such description.

Western Liberty:

•	Western Liberty’s Annual Report on Form 10-K for the year ended December 31, 2011, as amended;

•	Western Liberty’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012 and June 30, 2012;

•

Western Liberty’s Current Reports on Form 8-K filed on January 17, 2012, March 13, 2012, March 28, 2012, May 15, 2012 (solely with respect to information filed pursuant to Item 8.01), June 15, 2012, June 22, 2012 and August 22, 2012;

•	Western Liberty’s definitive proxy statement dated April 26, 2012, filed in connection with its annual meeting of stockholders held on June 20, 2012; and

•

the description of Western Liberty’s capital stock contained in its Registration Statement on Form 8-A filed with the SEC on November 6, 2011, and all amendments or reports filed with the SEC for the purpose of updating such description.

In addition, Western Alliance and Western Liberty also incorporate by reference additional documents that either company may file with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, between the date of this proxy statement/prospectus and the date of the Western Liberty special meeting. These documents include Annual Reports on Form 10-K and 10-K/A, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K as well as proxy statements.

Documents incorporated by reference are available from Western Alliance and Western Liberty, without charge, excluding all exhibits unless an exhibit has been specifically incorporated by reference into this proxy statement/prospectus. You can obtain documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or be telephone from the appropriate company at the following addresses and telephone numbers:

Western Liberty Bancorp	Western Alliance Bancorporation
8363 W. Sunset Road, Suite 350	One E. Washington Street, Suite 1400
Las Vegas, Nevada 89113	Phoenix, Arizona 85004
(702) 966-7400 Attention: Patricia Ochal	(602) 952-5408 Attention: Dale Gibbons

Neither Western Alliance nor Western Liberty has authorized anyone to give any information or make any representation about the merger or the special meeting that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that are incorporated by reference into this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this proxy statement/prospectus, or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction. Neither the delivery of this proxy statement/prospectus nor any distribution of securities pursuant to this proxy statement/prospectus shall, under any circumstances, create any implication that there has been no change in the information set forth or incorporated into this proxy statement/prospectus by reference or in our affairs since the date of this proxy statement/prospectus. The information contained in this proxy statement/prospectus with respect to Western Alliance was provided by Western Alliance, and the information contained in this proxy statement/prospectus with respect to Western Liberty was provided by Western Liberty. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

Appendix A

Execution Version

AGREEMENT AND PLAN OF MERGER

BY AND BETWEEN

WESTERN ALLIANCE BANCORPORATION

AND

WESTERN LIBERTY BANCORP

DATED AS OF

August 17, 2012

A-i

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF WAL		A-25
4.1	Corporate Organization	A-25
4.2	Capitalization	A-26
4.3	Authority; No Violation	A-26
4.4	Regulatory Approvals	A-27
4.5	Agreements with Governmental Entities	A-27
4.6	Legal Proceedings	A-28
4.7	WAL Information	A-28
4.8	Tax Matters	A-28
4.9	Financial Statements, SEC Filings, Books and Records	A-28
4.10	Absence of Certain Changes or Events	A-29
4.11	Compliance with Applicable Laws	A-29
4.12	Availability of Funds; WAL Shares	A-29
4.13	No Other Representations or Warranties	A-29

ARTICLE V COVENANTS RELATING TO CONDUCT OF BUSINESS		A-29
5.1	Covenants of Target	A-29
5.2	Merger Covenants	A-32

ARTICLE VI ADDITIONAL AGREEMENTS		A-32
6.1	Regulatory Matters	A-32
6.2	Access to Information	A-34
6.3	Stockholder Meeting	A-35
6.4	Legal Conditions to Merger; Third Party Consents	A-36
6.5	Employees	A-36
6.6	Indemnification	A-38
6.7	Subsequent Interim and Annual Financial Statements	A-39
6.8	Additional Agreements	A-39
6.9	Advice of Changes	A-39
6.10	Current Information	A-39
6.11	Transaction Expenses of Target	A-40
6.12	Acquisition Proposals	A-40
6.13	Takeover Laws	A-41
6.14	Stockholder Litigation	A-41

ARTICLE VII CONDITIONS PRECEDENT		A-42
7.1	Conditions to Each Party’s Obligation To Effect the Merger	A-42
7.2	Conditions to Obligations of WAL	A-42
7.3	Conditions to Obligations of Target	A-43

ARTICLE VIII TERMINATION AND AMENDMENT		A-44
8.1	Termination	A-44
8.2	Effect of Termination	A-47
8.3	Amendment	A-47
8.4	Extension; Waiver	A-47

ARTICLE IX GENERAL PROVISIONS		A-47
9.1	Closing	A-47
9.2	Nonsurvival of Representations, Warranties and Agreements	A-47
9.3	Expenses; Breakup Fee	A-47
9.4	Notices	A-48
9.5	Interpretation	A-49
9.6	Counterparts	A-49
9.7	Entire Agreement	A-49

A-ii

9.8	Governing Law	A-49
9.9	Enforcement of Agreement	A-49
9.10	Severability	A-49
9.11	Publicity	A-49
9.12	Assignment; Limitation of Benefits	A-50
9.13	Additional Definitions	A-50

A-iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of August 17, 2012 (this “Agreement”), is entered into by and between Western Alliance Bancorporation (“WAL”), a Nevada corporation, and Western Liberty Bancorp, a Delaware corporation (“Target”).

WHEREAS, the Boards of Directors of WAL and Target have determined that it is in the best interests of their respective companies and stockholders to consummate the business combination transaction provided for herein in which WAL will acquire Target through the merger of Target with and into WAL, with WAL surviving (the “Merger”);

WHEREAS, in connection with the consummation of the Merger, WAL and Target may, in the sole discretion of WAL, cause Bank of Nevada, a Nevada-chartered bank and a wholly owned subsidiary of WAL (“Bank of Nevada”), and Service1st Bank of Nevada, a Nevada-chartered nonmember bank and a wholly owned subsidiary of Target (“Target Bank”), to enter into a merger agreement (the “Bank Merger Agreement”), providing for the merger (the “Bank Merger”) of Target Bank with and into Bank of Nevada, with Bank of Nevada being the surviving bank of the Bank Merger (“Surviving Bank”);

WHEREAS, contemporaneous with the execution of this Agreement, each of the directors and executive officers of Target will execute an agreement with WAL containing certain covenants, without which covenants WAL would not have agreed to the Merger;

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger; and

WHEREAS, unless otherwise indicated, capitalized terms shall have the meanings set forth in Section 9.13;

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

THE MERGER

1.1	The Merger.

Subject to the terms and conditions of this Agreement, in accordance with the Nevada Revised Statutes (“NRS”) and the General Corporation Law of the State of Delaware (the “DGCL”), at the Effective Time, Target will merge into WAL, with WAL being the surviving corporation (hereinafter sometimes called the “Surviving Corporation”) in the Merger. Upon consummation of the Merger, the separate corporate existence of Target shall cease.

1.2	Effective Time.

The Merger shall become effective on the date and at the time specified in the articles of merger (the “Articles of Merger”) as filed with the Secretary of State of the State of Nevada and the Certificate of Merger (the “Certificate of Merger”) as filed with the Secretary of State of the State of Delaware, as applicable. The term “Effective Time” shall be the date and time when the Merger becomes effective as set forth in the Articles of Merger and the Certificate of Merger.

1.3	Effects of the Merger.

The Merger shall have the effects set forth in the NRS and the DGCL.

1.4	Conversion of Target Common Stock.

(a) At the Effective Time, subject to Sections 1.4(b) and 1.4(c), each share of Target common stock, par value $0.0001 per share (“Target Common Stock”) issued and outstanding as of the Effective Time (excluding Dissenters’ Shares but, for the avoidance of doubt, including any shares of Target Common Stock issued as of the Effective Time by reason of the conversion of the Target Restricted Stock Units or the exercise of options to acquire Target Common Stock) shall be converted into the right to receive, without interest, at the election of the holder thereof and in accordance with the procedures set forth in Section 2.2 and subject to Sections 2.1 and 2.3, the following:

(i) for each share of Target Common Stock with respect to which an election to receive cash has been effectively made and not revoked or lost, pursuant to Section 2.2 (a “Cash Election”), the right to receive in cash from WAL, without interest, an amount equal to the Per Share Consideration (the “Cash Consideration”) (collectively, “Cash Election Shares”);

(ii) for each share of Target Common Stock with respect to which an election to receive common stock, par value $0.0001 per share, of WAL (“WAL Common Stock”) has been effectively made and not revoked or lost, pursuant to Section 2.2 (a “Stock Election”), the right to receive from WAL the number of shares of WAL Common Stock equal to one share of Target Common Stock multiplied by the Exchange Ratio (the “Stock Consideration”) (collectively, the “Stock Election Shares”); and

(iii) for each share of Target Common Stock other than shares as to which a Cash Election or a Stock Election has been effectively made and not revoked or lost, pursuant to Section 2.2 (collectively, “Non-Election Shares”), the right to receive from WAL such Stock Consideration and/or Cash Consideration as is determined in accordance with Section 2.1(b).

For purposes of this Agreement: (x) “Per Share Consideration” means an amount equal to $55,000,000 divided by the total number of shares of Target Common Stock issued and outstanding as of the Effective Time, rounded to the nearest cent; (y) “Exchange Ratio” means the ratio obtained by dividing the Per Share Consideration by the WAL Starting Price, rounded to the nearest ten-thousandth when expressed in decimal form, as such ratio may be adjusted pursuant to Section 8.1(j) and Section 8.1(k); and (z) the Cash Consideration and Stock Consideration are sometimes referred to herein collectively as the “Merger Consideration.”

(b) No Dissenters’ Shares shall be converted into the Merger Consideration pursuant to this Section 1.4 but instead shall be treated in accordance with the provisions set forth in Section 2.4(a).

(c) At the Effective Time, all shares of Target Common Stock that are owned by Target as treasury stock and all shares of Target Common Stock that are owned directly or indirectly by WAL or Target, including any shares of Target Common Stock held by WAL or Target or any of their respective Subsidiaries in respect of a debt previously contracted, other than shares that are held by WAL, if any, in a fiduciary capacity, shall be canceled and shall cease to exist and no cash or other consideration shall be delivered in exchange therefor. All shares of WAL Common Stock that are owned by Target shall become treasury stock of WAL.

(d) Subject to the potential adjustments that may be made to the relative proportions of Cash Consideration and Stock Consideration pursuant to Section 2.1(c) of this Agreement, and subject to the potential adjustment that may be made to the Exchange Ratio pursuant to Section 8.1(j) and Section 8.1(k) of this Agreement, the aggregate Merger Consideration to be issued or paid shall not exceed 2,966,322 shares of WAL Common Stock and $27.5 million of cash. In the event that the foregoing clauses of this Section 1.4 result in more total Merger Consideration than specified in the previous sentence, then the total Merger Consideration calculated under Section 1.4(a) (including the Cash Out Amount and giving effect to Dissenting Shares as if they had been converted under Section 1.4(a)) shall be reduced on a pro rata basis to the aggregate amount set forth in this Section 1.4(d).

1.5	Options and Other Stock-Based Awards.

(a) Immediately prior to the Effective Time, each outstanding and unexercised option granted by Target to purchase Target Common Stock shall become fully vested and exercisable. Each holder thereof may elect to exercise any such option in accordance with the other terms thereof (an “Exercise Election”), contingent on the consummation of the Merger, and may elect to receive, for any shares of Target Common Stock acquired in such election, Cash Consideration, Stock Consideration or a combination thereof in accordance with Section 1.4 and subject to Section 2.1. In the event of any such Exercise Election, all shares of Target Common Stock underlying such exercised options will be deemed to have been issued and outstanding immediately prior to the Effective Time for purposes of Section 1.4 and Section 2.1. If the Merger is not completed, any options for which an Exercise Election has been made will remain outstanding, subject to their respective original vesting schedules. At the Effective Time, any outstanding and unexercised option for which an Exercise Election has not been made shall be canceled and in exchange for such cancellation the optionee shall receive an amount of cash, without interest, equal to the product of (i) the excess of (A) the per share Cash Consideration over (B) the exercise price per share of such option and (ii) the number of shares of Target Common Stock subject to such option (the “Cash Out Amount”), which cash payment shall be treated as compensation and shall be net of any applicable federal or state withholding tax. At the Effective Time, any option for which no Exercise Election is made the exercise price per share of which exceeds the per share Cash Consideration shall be cancelled without payment and of no further force or effect.

(b) As of the Effective Time, all shares of Target Restricted Stock and all grants in the form of “restricted stock units” made by the Target which are convertible into Target Common Stock (“Target Restricted Stock Units”) that are outstanding immediately prior to the Effective Time, as of the Effective Time, shall become a vested right to receive the Merger Consideration in accordance with Section 1.4(a) and subject to Section 2.1, and, as to Target Restricted Stock Units, as if the holders thereof were immediately prior to the Effective Time holders of Target Common Stock.

(c) The Western Liberty Bancorp Stock Option Plan and any other agreement providing for the grant of options or Target Restricted Stock (collectively, the “Target Stock Plan”) shall terminate as of the Effective Time except as otherwise specifically contemplated by this Agreement and Target shall take all necessary actions to accomplish the foregoing.

(d) WAL shall prepare a form substantially similar to the Form of Election (with such modifications as WAL shall reasonably deem appropriate) for use by holders of outstanding options to purchase Target Common Stock and holders of Target Restricted Stock. Such form shall be mailed to such holders so as to permit such holders to exercise their right to make an Election prior to the Election Deadline with respect to the Target Common Stock underlying such options (to the extent an Exercise Election is made) and the Target Restricted Stock.

1.6	Articles of Incorporation.

At the Effective Time, the articles of incorporation of WAL, as in effect at the Effective Time, shall be the articles of incorporation of the Surviving Corporation.

1.7	Bylaws.

At the Effective Time, the bylaws of WAL, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation.

1.8	Directors and Officers.

At the Effective Time, the directors and officers of WAL immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation.

1.9	Tax Consequences.

It is intended that the Merger shall constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and applicable Treasury Regulations promulgated thereunder (the “Code”), and that this Agreement shall constitute a “plan of reorganization” for purposes of the Code.

1.10	Possible Alternative Structures.

Notwithstanding anything to the contrary contained in this Agreement and if prior to the Effective Time WAL elects to effect the Bank Merger, WAL shall be entitled to revise the structure of the Bank Merger, including, without limitation, the possible postponement or elimination thereof, provided that (i) there are no adverse federal or state income tax consequences to Target stockholders as a result of the modification (including no impact upon the opinions of counsel to be delivered pursuant to Sections 7.2(e) and 7.3(e) of this Agreement); (ii) the consideration to be paid to Holders of Target Common Stock under this Agreement is not thereby changed in kind or value or reduced in amount as a result of such change in structure; (iii) such modification will not materially delay or jeopardize receipt of any required regulatory approvals or other consents and approvals relating to the consummation of the Merger; and (iv) such modification will not otherwise cause any of the conditions set forth in Article VII not to be capable of being fulfilled unless duly waived by the party entitled to the benefits thereof. Each of the parties hereto agrees to appropriately amend this Agreement and any related documents in order to reflect any such revised structure for the Bank Merger. The Bank Merger Agreement shall be substantially in such form and have such other provisions as shall reasonably be determined by WAL and reasonably acceptable to Target.

ARTICLE II

PRORATION; ELECTION AND EXCHANGE PROCEDURES

2.1	Proration.

(a) Subject to the provisions of Section 2.1(c) but notwithstanding any other provision contained in this Agreement, the total number of shares of Target Common Stock to be converted into Stock Consideration pursuant to Section 1.4(a) (the “Stock Conversion Number”) shall be equal to the product obtained by multiplying (x) the number of shares of Target Common Stock issued and outstanding as of the Effective Time (including any Dissenters Shares) by (y) 0.50. All of the other shares of Target Common Stock shall be converted into Cash Consideration (in each case, excluding shares of Target Common Stock to be canceled as provided in Sections 1.4(b) and 1.4(c) and Dissenters’ Shares).

(b) Within five (5) Business Days after the Effective Time, WAL shall cause the Exchange Agent (as defined below) to effect the allocation among holders of Target Common Stock of rights to receive the Cash Consideration and the Stock Consideration as follows:

(i) If the aggregate number of shares of Target Common Stock with respect to which Stock Elections shall have been made (the “Stock Election Number”) exceeds the Stock Conversion Number, then all Cash Election Shares and all Non-Election Shares of each holder thereof shall be converted into the right to receive the Cash Consideration, and Stock Election Shares of each holder thereof will be converted into the right to receive the Stock Consideration in respect of that number of Stock Election Shares equal to the product obtained by multiplying (x) the number of Stock Election Shares held by such holder by (y) a fraction, the numerator of which is the Stock Conversion Number and the denominator of which is the Stock Election Number, with the remaining number of such holder’s Stock Election Shares being converted into the right to receive the Cash Consideration; and

(ii) If the Stock Election Number is less than the Stock Conversion Number (the amount by which the Stock Conversion Number exceeds the Stock Election Number being referred to herein as the “Shortfall Number”), then all Stock Election Shares shall be converted into the right to receive the Stock Consideration and the Non-Election Shares and Cash Election Shares shall be treated in the following manner:

(A) If the Shortfall Number is less than or equal to the number of Non-Election Shares, then all Cash Election Shares shall be converted into the right to receive the Cash Consideration, and the Non-Election Shares of each holder thereof shall convert into the right to receive the Stock Consideration in respect of that number of Non-Election Shares equal to the product obtained by multiplying (x) the number of Non-Election Shares held by such holder by (y) a fraction, the numerator of which is the Shortfall Number and the denominator of which is the total number of Non-Election Shares, with the remaining number of such holder’s Non-Election Shares being converted into the right to receive the Cash Consideration; or

(B) If the Shortfall Number exceeds the number of Non-Election Shares, then all Non-Election Shares shall be converted into the right to receive the Stock Consideration, and Cash Election Shares of each holder thereof shall convert into the right to receive the Stock Consideration in respect of that number of Cash Election Shares equal to the product obtained by multiplying (x) the number of Cash Election Shares held by such holder by (y) a fraction, the numerator of which is the amount by which (1) the Shortfall Number exceeds (2) the total number of Non-Election Shares and the denominator of which is the total number of Cash Election Shares, with the remaining number of such holder’s Cash Election Shares being converted into the right to receive the Cash Consideration.

(c) If either the tax opinion referred to in Section 7.2(e) or the tax opinion referred to in Section 7.3(e) cannot be rendered (as determined, in each case, in the sole discretion of counsel charged with giving such opinion) as a result of the Merger potentially failing to satisfy the “continuity of interest” requirements under applicable federal income tax principles relating to reorganizations under Section 368(a) of the Code, then WAL shall reduce the Cash Consideration and increase the Stock Consideration otherwise payable pursuant to the terms of this Agreement (including, if applicable, after any adjustment to the Exchange Ratio pursuant to Section 8.1(j) and Section 8.1(k)) to the minimum extent necessary to cause the Threshold Percentage to be no less than 42.5% and to enable each of the relevant tax opinions to be rendered. For purposes of this Section 2.1(c):

(i) The term “Threshold Percentage” shall mean the quotient, expressed as a percentage, obtained by dividing (i) the Aggregate Stock Consideration by (ii) the sum of the Aggregate Stock Consideration plus the Aggregate Cash Amount;

(ii) The term “Aggregate Stock Consideration” shall mean the product of (x) the aggregate number of shares of WAL Common Stock to be delivered to the Company Stockholders pursuant to this Agreement, multiplied by (y) the Applicable Stock Value;

(iii) The term “Applicable Stock Value” shall mean the lesser of (i) $9.40, which is the closing price of a share of WAL Common Stock quoted on the NYSE, as reported by The Wall Street Journal, for the last trading day immediately prior to the date of this Agreement, (ii) the closing price of a share of WAL Common Stock quoted on the NYSE, as reported by The Wall Street Journal, for the last trading day immediately prior to the date on which the Exchange Ratio is adjusted pursuant to Section 8.1(j) and Section 8.1(k) of this Agreement or (iii) the closing price of a share of WAL Common Stock quoted on the NYSE, as reported in the Wall Street Journal, for the last trading day immediately prior to the Closing Date;

(iv) The term “Aggregate Cash Amount” shall mean the aggregate amount of cash to be paid to Holders (including any Dissenting Holders) in exchange for their Target Common Stock. Solely for purposes of this Section 2.1(c), Dissenting Holders shall be deemed to receive an amount in cash equal to $4.02 per share (it being understood that the actual amount that would be payable to any Dissenting Holders following completion of an appraisal proceeding would be determined pursuant to such appraisal proceeding in accordance with the applicable provisions of Delaware law); and

(v) The term “Dissenting Holders” shall mean the holders of Dissenters’ Shares.

2.2	Election and Exchange Procedures.

Each holder of record of shares of Target Common Stock (other than Dissenters’ Shares) (“Holder”) shall have the right, subject to the limitations set forth in this Article II, to submit an election in accordance with the following procedures:

(a) Each Holder may specify in a request made in accordance with the provisions of this Section 2.2 (herein called an “Election”) (x) the number of shares of Target Common Stock owned by such Holder with respect to which such Holder desires to make a Stock Election and (y) the number of shares of Target Common Stock owned by such Holder with respect to which such Holder desires to make a Cash Election.

(b) WAL shall prepare a form reasonably acceptable to Target (the “Form of Election”) which shall be mailed to the Target’s stockholders entitled to vote at the Special Meeting so as to permit Target stockholders to exercise their right to make an Election prior to the Election Deadline.

(c) Target shall make the Form of Election initially available at the time that Proxy Materials are made available to the stockholders of Target, to such stockholders, and shall use all reasonable efforts to make available as promptly as possible a Form of Election to any stockholder of Target who requests such Form of Election following the initial mailing of the Forms of Election and prior to the Election Deadline. In no event shall the Form of Election be made initially available less than twenty (20) days prior to the Election Deadline.

(d) Any Election shall have been made properly only if the Person authorized to receive Elections and to act as Exchange Agent under this Agreement, which Person shall be designated by WAL and reasonably acceptable to Target (the “Exchange Agent”), pursuant to an agreement entered into prior to Closing shall have received, by 5:00 p.m. local time in the city in which the principal office of such Exchange Agent is located, on the date of the Election Deadline, a Form of Election properly completed and signed and accompanied by certificates of the shares of Target Common Stock (the “Target Stock Certificates”) to which such Form of Election relates or by an appropriate customary guarantee of delivery of such certificates, as set forth in such Form of Election, from a member of any registered national securities exchange or a commercial bank or trust company in the United States, provided that such certificates are in fact delivered to the Exchange Agent by the time required in such guarantee of delivery. Failure to deliver shares of Target Common Stock covered by such a guarantee of delivery within the time set forth on such guarantee shall be deemed to invalidate any otherwise properly made Election, unless otherwise determined by WAL, in its sole discretion. As used herein, “Election Deadline” means 5:00 p.m. on the date that is the day prior to the date of the Special Meeting.

(e) Any Target stockholder may, at any time prior to the Election Deadline, change or revoke his or her Election by written notice received by the Exchange Agent prior to the Election Deadline accompanied by a properly completed and signed, revised Form of Election. If WAL shall determine in its discretion that any Election is not properly made with respect to any shares of Target Common Stock, such Election shall be deemed to be not in effect, and the shares of Target Common Stock covered by such Election shall, for purposes hereof, be deemed to be Non-Election Shares, unless a proper Election is thereafter timely made.

(f) Any Target stockholder may, at any time prior to the Election Deadline, revoke his or her Election by written notice received by the Exchange Agent prior to the Election Deadline or by withdrawal prior to the Election Deadline of his or her Target Stock Certificate, or of the guarantee of delivery of such certificates, previously deposited with the Exchange Agent. All Elections shall be revoked automatically if the Exchange Agent is notified in writing by WAL or Target that this Agreement has been terminated in accordance with Article VIII.

(g) If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name a Target Stock Certificate so surrendered is registered, it shall be a condition to such payment that such Target Stock Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall inform the Exchange Agent whether any transfer or other similar Taxes are required as a result of such payment to a Person other than the registered holder of such Target Stock Certificate, or establish to the reasonable satisfaction of the Exchange Agent that such Taxes are not payable. If such transfer or other similar Taxes are payable pursuant to the preceding sentence, then the Exchange Agent shall withhold and deduct from the Merger Consideration (including Stock Consideration and cash in lieu of fractional shares of WAL Common Stock) otherwise payable pursuant to this Agreement to the designated Person other than the registered holder such amounts as the Exchange Agent determines is necessary based on the information supplied by the registered holder. The Exchange Agent (or, subsequent to the six-month anniversary of the Effective Time, WAL) shall be entitled to deduct and withhold from the Merger Consideration (including Stock Consideration and cash in lieu of fractional shares of WAL Common Stock) otherwise payable pursuant to this Agreement to any holder of Target Common Stock such amounts as the Exchange Agent or WAL, as the case may be, is required to deduct and withhold under the Code, or any provision of state, local or foreign Tax law, with respect to the making of such payment. To the extent that any amounts are withheld by the Exchange Agent or WAL, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of shares of Target Common Stock in respect of whom such deduction and withholding was made by the Exchange Agent or WAL, as the case may be.

(h) After the Effective Time there shall be no further registration or transfers of shares of Target Common Stock. If, after the Effective Time, Target Stock Certificates are presented to the Surviving Corporation, they shall be cancelled and exchanged for the Merger Consideration in accordance with the procedures set forth in this Article II.

(i) At any time following the six-month anniversary of the Effective Time, WAL shall be entitled to require the Exchange Agent to deliver to it any remaining portion of the Merger Consideration not distributed to Holders of shares of Target Common Stock that was deposited with the Exchange Agent at the Effective Time (the “Exchange Fund”) (including any interest received with respect thereto and other income resulting from investments by the Exchange Agent, as directed by WAL), and Holders shall be entitled to look only to WAL (subject to abandoned property, escheat or other similar laws) with respect to the Merger Consideration, any cash in lieu of fractional shares of WAL Common Stock and any dividends or other distributions with respect to WAL Common Stock payable upon due surrender of their Target Stock Certificates, without any interest thereon. Notwithstanding the foregoing, neither WAL nor the Exchange Agent shall be liable to any Holder of a Target Stock Certificate for Merger Consideration (or dividends or distributions with respect thereto) or cash from the Exchange Fund in each case delivered to a public official pursuant to any applicable abandoned property, escheat or similar Laws.

(j) In the event any Target Stock Certificates shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Target Stock Certificate(s) to be lost, stolen or destroyed and, if required by WAL or the Exchange Agent, the posting by such Person of a bond in such sum as WAL may reasonably direct as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Target Stock Certificate(s), WAL shall cause the Exchange Agent to issue the Merger Consideration deliverable in respect of the shares of Target Common Stock represented by such lost, stolen or destroyed Target Stock Certificates.

(k) No dividends or other distributions with respect to WAL Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Target Stock Certificate with respect to the shares of WAL Common Stock represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to subsection (l) below, and all such dividends, other distributions and cash in lieu of fractional shares of WAL Common Stock shall be paid by WAL to the Exchange Agent and shall be included in the Exchange Fund, in each case until the surrender of such Target Stock Certificate in accordance with subsection (l) below. Subject to the effect of applicable abandoned property, escheat or similar Laws, following surrender of any such Target Stock Certificate there shall be paid to the Holder of a certificate for WAL Common Stock (a “WAL Stock Certificate”) representing whole shares of WAL Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of WAL Common Stock and the amount of any cash payable in lieu of a fractional share of WAL Common Stock to which such Holder is entitled pursuant to subsection (l), and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such whole shares of WAL Common Stock. WAL shall make available to the Exchange Agent cash for these purposes, if necessary.

(l) No WAL Stock Certificates representing fractional shares of WAL Common Stock shall be issued upon the surrender for exchange of Target Stock Certificates; no dividend or distribution by WAL shall relate to such fractional share interests; and such fractional share interests will not entitle the owner thereof to vote or to any rights as a stockholder of WAL. In lieu of any such fractional shares, each Holder of a Target Stock Certificate who would otherwise have been entitled to receive a fractional share interest in exchange for such Target Stock Certificate shall receive from the Exchange Agent an amount in cash equal to the product obtained by multiplying (A) the fractional share interest to which such Holder (after taking into account all shares of Target Common Stock held by such holder at the Effective Time) would otherwise be entitled by (B) the Closing WAL Share Value. Notwithstanding any other provision contained in this Agreement, funds utilized to acquire fractional shares as aforesaid shall be furnished by WAL on a timely basis and shall in no event be derived from or diminish the Cash Consideration available for distribution as part of the Merger Consideration. For U.S. federal income tax purposes, the amount of any cash consideration paid pursuant to this Section 2.2(l) in lieu of issuing fractional shares of WAL Common Stock shall be treated as though such fractional share interests were first delivered to affected Holders and then redeemed.

(m) WAL, in the exercise of its reasonable discretion, shall have the right to make all determinations, not inconsistent with the terms of this Agreement, governing (A) the validity of the Forms of Election and compliance by any Target Stockholder with the Election procedures set forth herein, (B) the manner and extent to which Elections are to be taken into account in making the determinations prescribed by Section 2.2, (C) the issuance and delivery of WAL Stock Certificates into which shares of Target Common Stock are converted in the Merger and (D) the method of payment of cash for shares of Target Common Stock converted into the right to receive the Cash Consideration and cash in lieu of fractional shares of WAL Common Stock where the holder of the applicable Target Stock Certificate has no right to receive whole shares of WAL Common Stock.

(n) Prior to the Effective Time, WAL will deposit with the Exchange Agent certificates representing shares of WAL Common Stock sufficient to pay in a timely manner, and WAL shall instruct the Exchange Agent to timely pay, the aggregate Stock Consideration. In addition, prior to the Effective Time, WAL shall deposit with the Exchange Agent sufficient cash to permit prompt payment of the Cash Consideration and cash in lieu of fractional shares of WAL Common Stock, and WAL shall instruct the Exchange Agent to timely pay the Cash Consideration and cash in lieu of fractional shares of WAL Common Stock where the holder of the applicable Target Stock Certificate has no right to receive whole shares of WAL Common Stock.

(o) As soon as reasonably practicable after the Effective Time, WAL shall cause the Exchange Agent to mail to each holder of record of a Target Stock Certificate(s) which immediately prior to the Effective Time represented outstanding shares of Target Common Stock whose shares were converted into the right to receive the Merger Consideration pursuant to Section 1.4 and any cash in lieu of fractional shares of WAL Common Stock to be issued or paid in consideration therefor who did not complete an Election Form, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Target Stock Certificate(s) shall pass, only upon delivery of the Target Stock Certificate(s) (or affidavits of loss in lieu of such certificates)) (the “Letter of Transmittal”) to the Exchange Agent and shall be substantially in such form and have such other provisions as shall reasonably be determined by WAL and reasonably acceptable to Target and (ii) instructions for use in surrendering the Target Stock Certificate(s) in exchange for the Merger Consideration and any cash in lieu of fractional shares of WAL Common Stock to be issued or paid in consideration therefor upon surrender of such certificate in accordance with Section 2.2(l) and any dividends or distributions to which such holder is entitled pursuant to Section 2.2(k).

(p) Upon surrender to the Exchange Agent of its Target Stock Certificate(s), accompanied by a properly completed Form of Election or a properly completed Letter of Transmittal, a Holder of Target Common Stock will be entitled to receive promptly after the Effective Time the Merger Consideration (elected or deemed elected by it, subject to Sections 1.4 and 2.1) in respect of the shares of Target Common Stock represented by its Target Stock Certificate. Until so surrendered, each such Target Stock Certificate shall represent after the Effective Time, for all purposes, only the right to receive the Merger Consideration and any cash in lieu of fractional shares of WAL Common Stock to be issued or paid in consideration therefor upon surrender of such certificate in accordance with Section 2.2(l) and any dividends or distributions to which such holder is entitled pursuant to Section 2.2(k).

2.3	Certain Adjustments.

If after the date hereof and on or prior to the Effective Time the outstanding shares of WAL Common Stock shall be changed into a different number of shares by reason of any reclassification, recapitalization or combination, stock split, reverse stock split, stock dividend or rights issued in respect of such stock, or any similar event shall occur (any such action, a “WAL Adjustment Event”), the Exchange Ratio shall be proportionately adjusted to provide to the holders of Target Common Stock the same economic effect as contemplated by this Agreement prior to such WAL Adjustment Event.

2.4	Appraisal Rights; Dissenters’ Shares.

(a) Notwithstanding anything in this Agreement to the contrary and to the extent available under the DGCL, all Non-Election Shares that are outstanding immediately prior to the Effective Time and that are held by stockholders of Target who have neither voted in favor of the Merger nor consented thereto in writing and who have demanded properly in writing appraisal for such shares of Target Common Stock in accordance with Section 262 of the DGCL (collectively, the “Dissenters’ Shares”) shall not be converted into, or represent the right to receive, the Merger Consideration. Such stockholders shall be entitled to receive payment of the appraised value of Dissenters’ Shares held by them in accordance with the provisions of Section 262 of the DGCL, except that all Dissenters’ Shares held by stockholders of Target who have failed to perfect or who effectively have withdrawn or lost their rights to appraisal of such Dissenters’ Shares under Section 262 of the DGCL shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration, without any interest thereon, upon surrender, in the manner provided in Section 1.4(a).

(b) Target shall give WAL (i) prompt notice of any demands for appraisal received by Target, withdrawals of such demands and any other similar instruments served pursuant to the DGCL and received by Target and (ii) the opportunity, in consultation with Target, to direct all negotiations and proceedings with respect to demands for appraisal under the DGCL. Target shall not, except with the prior written consent of WAL, make any payment with respect to any demands for appraisal or offer to settle or settle any such demands or waive any failure to timely deliver a demand, subject to Target’s legal duties and obligations under the DGCL.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF TARGET

Target hereby makes the following representations and warranties to WAL as set forth in this Article III, subject to the specifically identified exceptions disclosed in writing in the Target Disclosure Schedule as of the date hereof, each of which is being relied upon by WAL as a material inducement to enter into and perform this Agreement. All of the disclosure schedules of Target referenced below and or otherwise required of Target pursuant to this Agreement, which disclosure schedules shall be cross-referenced to the specific sections and subsections of this Agreement (and shall only be deemed an exception to the extent identified, or to the extent disclosed in any other disclosure schedules of Target delivered herewith, provided that it is reasonably clear on its face, upon a reading of the disclosure that such disclosure is responsive to such specific sections and/or subsections of this Agreement) and delivered herewith, are referred to herein as the “Target Disclosure Schedule.”

3.1	Corporate Organization.

(a) Target is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Target has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of any business conducted by it or the character or location of any properties or assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not have a Material Adverse Effect on Target. Target is duly registered as a bank holding company with the Board of Governors of the Federal Reserve System (“FRB”) under the Bank Holding Company Act of 1956, as amended (the “BHCA”), and the rules and regulations of the FRB promulgated thereunder. The articles of incorporation and bylaws of Target, copies of which are attached at Section 3.1(a) of the Target Disclosure Schedule, are true, correct and complete copies of such documents as in effect as of the date of this Agreement.

(b) Target Bank is a state-chartered bank duly organized, validly existing and in good standing under the laws of the State of Nevada. Deposit accounts of Target Bank are insured by the Federal Deposit Insurance

Corporation (the “FDIC”) through the Deposit Insurance Fund to the fullest extent permitted by law, and all premiums and assessments required in connection therewith have been paid by Target Bank. Target Bank has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of any business conducted by it or the character or location of any properties or assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not have a Material Adverse Effect on Target. The charter and bylaws of Target Bank, copies of which are attached at Section 3.1(b) of the Target Disclosure Schedule, are true, correct and complete copies of such documents as in effect as of the date of this Agreement. Target Bank is a member in good standing of the Federal Home Loan Bank (the “FHLB”) of San Francisco.

(c) Section 3.1(c) of the Target Disclosure Schedule sets forth a true, correct and complete list of all direct or indirect Subsidiaries of Target as of the date of this Agreement. Except as set forth at Section 3.1(c) of the Target Disclosure Schedule, Target owns, directly or indirectly, all of the issued and outstanding shares of capital stock of each of its Subsidiaries, free and clear of all liens, charges, encumbrances and security interests whatsoever, and all of such shares are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Target Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary. Except for its ownership of Target Bank, Target does not own, beneficially or of record, either directly or indirectly, any stock or equity interest in any depository institution (as defined in 12 U.S.C. Section 1813(c)(1)).

3.2	Capitalization.

(a) The authorized capital stock of Target consists of 100 million shares of Target Common Stock, par value $0.0001 per share, and 1 million shares of preferred stock, par value $0.0001 per share (the “Target Preferred Stock”). As of the date hereof, there are (x) 13,466,536 shares of Target Common Stock issued and outstanding (which includes all shares of Target Restricted Stock but does not include any Target Restricted Stock Units) and 1,621,488 shares of Target Common Stock held in Target’s treasury, (y) 455,510 shares of Target Common Stock reserved for issuance upon exercise of outstanding stock options or otherwise, and (z) no shares of Target Preferred Stock issued and outstanding. As of the date hereof, there are 147,010 shares of Target Restricted Stock outstanding under the Target Stock Plan, a true, complete and accurate copy of which is set forth in Section 3.2 of the Target Disclosure Schedule, and 200,000 Target Restricted Stock Units outstanding that are convertible into Target Common Stock. At such date, there were options outstanding to purchase 173,425 shares of Target Common Stock, and no warrants outstanding to purchase shares of Target Common stock. All of the issued and outstanding shares of Target Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Except for the outstanding options and Target Restricted Stock Units convertible into Target Common Stock, Target does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of Target Common Stock or any other equity security of Target or any securities representing the right to purchase or otherwise receive any shares of Target Common Stock or any other equity security of Target. The names of the optionees, Target Restricted Stock award recipients, and holders of Target Restricted Stock Units, and the grant date of each outstanding share of Target Restricted Stock, each Target Restricted Stock Unit and each outstanding option to purchase Target Common Stock, the number of shares subject to each such award, grant or option, the vesting schedule for each such award, grant or option, the type of option (incentive stock option or nonqualified option), the expiration date of each such award, grant or option, and the price at which each such option may be exercised under the Target Stock Plan as of August 17, 2012 are set forth in Section 3.2(a) of the Target Disclosure Schedule. Since December 31, 2011, except for the 200,000 shares of Target Common Stock to be issued at the Effective Time under the Target Restricted Stock Units, Target has not issued any shares of its capital stock, or any securities convertible into or exercisable for any shares of its capital stock, other than director or employee stock options or Target Restricted Stock awards granted under the Target Stock Plan or shares of Target Common Stock issuable pursuant to the exercise of director or employee stock options or vesting of Target Restricted Stock granted under the Target Stock Plan.

(b) The authorized capital stock of Target Bank consists of 1,000 shares of common stock, $0.01 par value per share (“Target Bank Common Stock”). As of the date hereof, there are 100 shares of Target Bank Common Stock issued and outstanding, all of which shares are owned by Target, and no shares of Target Bank Common Stock are held in Target Bank’s treasury.

3.3	Authority; No Violation.

(a) Target has full corporate power and authority to execute and deliver this Agreement and, subject to receipt of the required regulatory approvals specified herein, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of Target. The Board of Directors of Target has directed that this Agreement and the transactions contemplated hereby be submitted to Target’s stockholders for approval at the Special Meeting and, except for the adoption of this Agreement by a majority of the outstanding shares of Target Common Stock, no other corporate proceedings on the part of Target (except for matters related to setting the date, time, place and record date for the Special Meeting) are necessary to approve this Agreement or to consummate the transactions contemplated hereby or thereby. This Agreement has been duly and validly executed and delivered by Target and (assuming due authorization, execution and delivery by WAL of this Agreement) will constitute valid and binding obligations of Target, enforceable against Target in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally.

(b) Target Bank has full corporate power and authority to execute and deliver the Bank Merger Agreement and, subject to receipt of the required regulatory approvals specified herein, to consummate the transactions contemplated thereby. The execution and delivery of the Bank Merger Agreement and the consummation of the transactions contemplated thereby have been duly and validly approved by the Board of Directors of Target Bank and by Target as the sole shareholder of Target Bank. No other corporate proceedings on the part of Target Bank will be necessary to consummate the transactions contemplated thereby. The Bank Merger Agreement, upon execution and delivery the Target Bank, will be duly and validly executed and delivered by Target Bank and will (assuming due authorization, execution and delivery by Bank of Nevada) constitute a valid and binding obligation of Target Bank, enforceable against Target Bank in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally.

(c) Except as disclosed in Section 3.3(c) of the Target Disclosure Schedule, neither the execution and delivery of this Agreement by Target, nor the Bank Merger Agreement by Target Bank, nor the consummation by Target or Target Bank, as the case may be, of the transactions contemplated hereby or thereby, nor compliance by Target or Target Bank with any of the terms or provisions hereof or thereof, will (i) violate any provision of the charter or bylaws of Target and each of its Subsidiaries or (ii) assuming that the consents and approvals referred to in Section 3.4 are duly obtained, (x) violate any Laws applicable to Target and each of its Subsidiaries, or any of their respective properties or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any lien, pledge, security interest, charge or other encumbrance upon any of the respective properties or assets of Target and each of its Subsidiaries under, any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, deed of trust, license, lease, or Target Contract to which Target and each of its Subsidiaries is a party, or by which Target or any of Target’s properties or assets may be bound or affected.

3.4	Consents and Approvals.

(a) Except for (i) the filing of applications, notices or waiver requests, as applicable, as to the Merger and the Bank Merger with the FRB under the BHCA and the FDIC under the Bank Merger Act and FDIC regulations, and with the Nevada Financial Institutions Division (“NFID”) under Nevada banking laws or regulations (the “State Banking Approvals”), and approval of the foregoing applications and notices, (ii) the filing with the Securities and Exchange Commission (“SEC”) of a Registration Statement on Form S-4 to register the shares of WAL Common Stock that may be issued in connection with the Merger (such Form S-4, and any amendments or supplements thereto, the “Registration Statement”), which will include the proxy statement/prospectus to be used in soliciting the approval of Target’s stockholders at the Special Meeting (such proxy statement as amended or supplemented is referred to herein as the “Proxy Materials”), (iii) the approval of this Agreement by the requisite vote of the stockholders of Target, (iv) the filing of the Articles of Merger with the Nevada Secretary of State pursuant to Nevada law, (v) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, (vi) the filings required by the Bank Merger Agreement, if applicable, (vii) such consents, approvals, orders, authorizations, registrations, declarations and filings or waivers thereof as may be required under applicable federal, foreign and state securities (or related) laws and, if applicable, the securities or antitrust laws of any foreign country, and (viii) such filings, authorizations or approvals as may be set forth in Section 3.4 of the Target Disclosure Schedule, no consents or approvals of or filings or registrations by Target with any court, administrative agency or commission or other governmental authority or instrumentality (each a “Governmental Entity”), or with any third party are necessary in connection with (1) the execution and delivery by Target of this Agreement, (2) the consummation by Target of the Merger and the other transactions contemplated hereby, (3) the execution and delivery by Target Bank of the Bank Merger Agreement, and (4) the consummation by Target Bank of the Bank Merger and the transactions contemplated thereby, except for such consents, approvals or filings with any non-Governmental Entity, the failure of which to obtain will not have a Material Adverse Effect on Target.

(b) Except as may be set forth in Schedule 3.4(b) of the Target Disclosure Schedule, Target has no Knowledge as of the date of this Agreement of any reason why approval or effectiveness of any of the consents, approvals, authorizations, applications, notices, filings or waivers thereof from any Governmental Entity referred to in Section 3.4(a) required to be obtained by Target or Target Bank cannot be obtained or granted on a timely basis.

3.5	Reports.

Except as set forth in Section 3.5 of the Target Disclosure Schedule, (x) each of Target and its Subsidiaries, as applicable, has timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, it was required to file since December 31, 2011 with (i) the FRB, (ii) the FDIC, (iii) the NFID and any other state banking commissions or any other state regulatory authority (each a “State Regulator”), (iv) the SEC and (v) any other self-regulatory organization (collectively “Regulatory Agencies”); and (y) except for normal examinations conducted by a Regulatory Agency in the regular course of the business of Target and its Subsidiaries, to Target’s Knowledge no Governmental Entity is conducting, or has conducted, any proceeding or investigation into the business or operations of Target or any of its Subsidiaries since December 31, 2011 through the date of this Agreement.

3.6	Financial Statements; SEC Filings; Books and Records.

True, correct and complete copies of the consolidated statements of condition of Target and its Subsidiaries as of December 31 for the fiscal years 2011 and 2010 and the related consolidated statements of income, stockholders’ equity and cash flows for the fiscal years 2011 through 2009, inclusive, are included in Target’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, as amended, filed with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in each case accompanied by the audit report of Crowe Horwath LLP, independent public accountants with respect to Target, and the interim financial statements of Target as of and for the six months ended June 30, 2012 and 2011, as included in the Target

Quarterly Report on Form 10-Q for the period ended June 30, 2012 as filed with the SEC. The financial statements referred to in this Section 3.6 (including the related notes, where applicable) fairly present in all material respects, and the financial statements referred to in Section 6.7 will fairly present in all material respects (subject, in the case of any unaudited statements, to recurring audit adjustments normal in nature and amount), the results of the consolidated operations and consolidated financial condition of Target and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth; each of such statements (including the related notes, where applicable) comply in all material respects, and the financial statements referred to in Section 6.7 will comply in all material respects, with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto and each of such statements (including the related notes, where applicable) has been, and the financial statements referred to in Section 6.7 will be, prepared in all material respects in accordance with accounting principles generally accepted in the United States consistently applied during the periods involved (“GAAP”), except in each case as indicated in such statements or in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q. Target’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 and all reports filed pursuant to the Exchange Act since December 31, 2011 comply in all material respects with the appropriate accounting and all other applicable SEC requirements for such reports under rules and regulations of the SEC with respect thereto. Target has made available to WAL true, correct and complete copies of all written correspondence between the SEC and Target and any of its Subsidiaries occurring since January 1, 2010 and prior to the date of this Agreement. There are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the reports. None of Target’s Subsidiaries is required to file periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act. The books and records of Target have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements.

3.7	Broker’s Fees.

Neither Target nor any Target Subsidiary nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by this Agreement, except that Target has engaged, and will pay a fee or commission as set forth at Section 3.7 of the Target Disclosure Schedule to Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”) in accordance with the terms of a letter agreement between Sandler O’Neill and Target, dated July 12, 2012, a true, complete and correct copy of which has been previously delivered to WAL.

3.8	Absence of Certain Changes or Events.

Except as set forth at Section 3.8 of the Target Disclosure Schedule, or as disclosed in Target’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, as amended, or Quarterly Reports on Form 10-Q for the period ended March 31, 2012 and June 30, 2012 or in any other filing made by Target with the SEC since December 31, 2011, since December 31, 2011: (i) neither Target nor any of its Subsidiaries has incurred any material liability of a nature required to be disclosed in a balance sheet prepared in accordance with GAAP and regulatory accounting principles, except as contemplated by the Agreement or in the ordinary course of their business consistent with past practices; (ii) no event has occurred which has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Target; and (iii) Target and its Subsidiaries have carried on their respective businesses in the ordinary and usual course consistent with past practices.

3.9	Legal Proceedings.

(a) Except as set forth at Section 3.9(a) of the Target Disclosure Schedule, neither Target nor any of its Subsidiaries is a party to any pending or, to the Knowledge of Target, threatened, legal, administrative, arbitration or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Target or any of its Subsidiaries.

(b) Except as set forth at Section 3.9(b) of the Target Disclosure Schedule, there is no injunction, order, judgment, decree, or regulatory restriction binding upon Target, any of its Subsidiaries or the assets of Target or any of its Subsidiaries.

(c) Except as set forth in Section 3.9(c) of the Target Disclosure Schedule, since November 28, 2011 (i) there have been no subpoenas or any material written demands, inquiries or information requests received by Target or any of its Subsidiaries from any Governmental Entity; and (ii) no Governmental Entity has requested that Target or any of its Subsidiaries enter into a settlement negotiation or tolling agreement with respect to any matter related to any such subpoena, written demand, inquiry or information request.

3.10	Taxes and Tax Returns.

(a) Except as set forth at Section 3.10(a) of the Target Disclosure Schedule, (i) all material federal, state, local and foreign Tax Returns required to be filed by or on behalf of Target or any of its Subsidiaries have been timely filed, or requests for extensions have been timely filed and any such extensions shall have been granted and not have expired, and all such filed Tax Returns are complete and accurate in all material respects; (ii) all Taxes shown on such filed Tax Returns and all other material Taxes due and payable by Target or any of its Subsidiaries have been paid in full, or Target has made adequate provision for such Taxes in accordance with GAAP; (iii) there is no audit examination, deficiency assessment, Tax investigation or refund litigation with respect to any material Taxes of Target or any of its Subsidiaries, and no claim has been made by any Taxing Authority in a jurisdiction where Target or any of its Subsidiaries does not file Tax Returns that Target or any such Subsidiary is subject to Tax in that jurisdiction; (iv) neither Target nor any of its Subsidiaries has executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due that is currently in effect; (v) there are no liens for Taxes on any of the assets of Target or any of its Subsidiaries, other than liens for Taxes not yet due and payable or for Taxes that are being contested in good faith and for which adequate reserves have been established; (vi) Target and each of its Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, and Target and each of its Subsidiaries has timely complied with all applicable information reporting requirements under Part III, Subchapter A of Chapter 61 of the Code and similar applicable state and local information reporting requirements; (vii) Target is the “common parent,” and all of its Subsidiaries are “members,” of an “affiliated group” of corporations (as those terms are defined in Section 1504(a) of the Code) filing consolidated U.S. federal income tax returns (the “Target Group”); (viii) neither Target nor any of its Subsidiaries is or has never been a member of an affiliated group, or an affiliated, combined, consolidated, unitary or similar group for state or local Tax purposes, that includes any other entity that is not a member of the Target Group and neither Target nor any of its Subsidiaries is liable for any Taxes of any Person (other than Target and its Subsidiaries) under Treas. Reg. § 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract or otherwise; (ix) Target is not a party to or bound by any Tax allocation or sharing agreement; (x) Target has delivered to WAL copies of, and Section 3.10(a) of the Target Disclosure Schedule sets forth a complete and accurate list of, all material Tax Returns filed with respect to the taxable periods of Target ended on or after December 31, 2008, indicates those Tax Returns that have been audited and indicates those Tax Returns that currently are the subject of an audit; (xi) the unpaid Taxes of Target and its Subsidiaries did not, as of the date of any financial statements of Target furnished to WAL pursuant to Section 3.6, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of such financial statements (rather than any notes thereto) and do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of Target in filing its Tax Returns; (xii) neither Target nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code; (xiii) Target has disclosed on its federal income Tax Returns all positions taken therein that could reasonably be expected to give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code; (xiv) neither Target nor any of its Subsidiaries has entered into or otherwise participated in a “listed transaction” within the meaning of Treas. Reg. § 1.6011-4(b)(2) or any other

“reportable transaction” within the meaning of Treas. Reg. § 1.6011-4(b); (xv) neither Target nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period ending after the Closing Date as a result of any (a) change in method of accounting either imposed by the Internal Revenue Service or voluntarily made by Target or any of its Subsidiaries on or prior to the Effective Time, (b) intercompany transaction (including any intercompany transaction subject to Sections 367 or 482 of the Code) or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign income Tax law) undertaken or created by Target or any of its Subsidiaries on or prior to the Effective Time, (c) installment sale or open transaction arising in a taxable period (or portion thereof) ending on or prior to the Effective Time, (d) a prepaid amount received or paid prior to the Effective Time, (e) deferred gains arising prior to the Effective Time, (f) deferred cancellation of indebtedness income realized prior to the Effective Time or (g) election made or transaction undertaken prior to the Effective Time (other than the transactions contemplated by this Agreement) which reduced any Tax attribute (including basis in assets); and (xvi) Target has provided WAL with complete and accurate information regarding all material Financial Accounting Standards Board Interpretation No. 48 matters with respect to Target and its Subsidiaries, including any work papers and supporting statements relevant to such matters.

(b) Neither Target nor any of its Subsidiaries has taken or agreed to take any action, has failed to take any action, or knows of any fact, agreement, plan or other circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(c) For purposes of this Agreement:

“Tax” means any tax (including any income tax, capital gains tax, payroll tax, value-added tax, sales tax, property tax, gift tax, or estate tax), levy, assessment, tariff, duty (including any customs duty), deficiency, or other fee, and any related charge or amount (including any fine, penalty, interest, or addition to tax), imposed, assessed, or collected by or under the authority of any Taxing Authority or payable pursuant to any tax-sharing agreement or any other contract relating to the sharing or payment of any such tax, levy, assessment, tariff, duty, deficiency, or fee.

“Tax Return” means any return (including any information return), report, statement, schedule, notice, form, or other document or information filed with or submitted to, or required to be filed with or submitted to, any Taxing Authority in connection with the determination, assessment, collection, or payment of any Tax or in connection with the administration, implementation, or enforcement of or compliance with any law, regulation or other legal requirement relating to any Tax.

“Taxing Authority” means any of the following to the extent it is entitled to exercise any taxing authority or power:

(i) a nation, state, county, city, town, village, district, or other jurisdiction of any nature;

(ii) a federal, state, local, municipal, foreign, or other government;

(iii) a governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal); or

(iv) a multi-national organization or body.

3.11	Employee Plans.

(a) Section 3.11(a) of the Target Disclosure Schedule sets forth a true and complete list of each employee benefit plan (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), or other employee benefit arrangement, agreement, program or policy that is sponsored by, maintained or contributed to as of the date of this Agreement, by Target or any of the Target Subsidiaries or any other entity which together with Target would be deemed a “single employer” within the meaning of Section 4001 of ERISA or Code Sections 414(b), (c) or (m) or under which Target or any such Target Subsidiary has any liability as well as all stock purchase, stock incentive, severance, employment, loan, change-in-control, fringe benefit, collective bargaining, bonus, incentive, deferred compensation and all other employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the transactions contemplated by this Agreement or otherwise), whether formal or informal, oral or written, legally binding or not, under which (i) any current or former employee, officer, director, consultant or independent contractor of the Target or any Subsidiary of Target has had or has any present or future right to benefits and which are contributed to, sponsored by or maintained by the Target or any Subsidiary of Target or (ii) under which the Target or any Subsidiary of Target has any present or future liability (collectively, the “Plans”). With respect to the Plans, except as set forth on Section 3.11(a) of the Target Disclosure Schedule:

(i) no Plan provides benefits, including, without limitation, death or medical benefits (whether or not insured), with respect to current or former employees of Target or any Target Subsidiary beyond their retirement or other termination of service, other than (A) coverage mandated by applicable Law, (B) death benefits or retirement benefits under a Plan that is an “employee pension benefit plan” (as that term is defined in Section 3(2) of ERISA), (C) deferred compensation benefits under a Plan that are accrued as liabilities on the books of Target or any Target Subsidiary, or (D) benefits the full cost of which is borne by the current or former employee (or such former or current employee’s beneficiary);

(ii) no Plan is a “defined benefit plan” (as such term is defined in Section 3(35) of ERISA);

(iii) no Plan is a “multiemployer plan” (as such term is defined in Section 3(37) of ERISA);

(iv) no Plan, program, agreement or other arrangement, either individually or collectively, provides for any payment by Target or any Target Subsidiary that would not be deductible under Code Sections 162(a)(1), 162(m) or 404 or that would constitute a “parachute payment” within the meaning of Code Section 280G after giving effect to the transactions contemplated by this Agreement, including the agreements referenced in Section 6.5(e), nor would the transactions contemplated by this Agreement accelerate the time of payment or vesting, or increase the amount of compensation due to any employee.

(b) Target has heretofore delivered or made available to WAL true, correct and complete copies of each of the Plans and all related documents, including but not limited to (i) the actuarial report for such Plan (if applicable) for each of the last five years, (ii) the most recent determination letter from the IRS (if applicable) for such Plan, (iii) the current summary plan description (or any other such summary of the terms and conditions of the Plan) and any summaries of material modification for such Plan, (iv) all annual reports (Form 5500 series) for each Plan filed for the preceding five plan years, (v) all agreements with fiduciaries and service providers relating to the Plan, and (vi) all substantive correspondence relating to any such Plan addressed to or received from the Internal Revenue Service, the Department of Labor or any other governmental agency.

(c) Except as set forth at Section 3.11(c) of the Target Disclosure Schedule:

(i) each of the Plans has been operated and administered in all material respects in compliance with applicable Laws, including but not limited to ERISA and the Code;

(ii) each of the Plans intended to be “qualified” within the meaning of Section 401(a) of the Code is designed to be so qualified, and (A) any trust created pursuant to any such Plan is exempt from federal income tax under Section 501(a) of the Code, (B) each such Plan has received from the Internal Revenue Service a favorable determination letter or opinion, and (C) neither Target nor any Target Subsidiary has Knowledge of any circumstance or event which would jeopardize the tax-qualified status of any such Plan or the tax-exempt status of any related trust, or which would cause the imposition of any liability, penalty or tax under ERISA or the Code;

(iii) all contributions or other amounts payable by Target or any Target Subsidiary as of the Effective Time with respect to each Plan, and all other liabilities of each such entity with respect to each Plan, in respect of current or prior plan years, have been paid or accrued in accordance with generally accepted accounting practices and, to the extent applicable, Section 412 of the Code;

(iv) neither Target nor any Target Subsidiary has engaged in a transaction in connection with which Target or any Target Subsidiary would reasonably be expected to be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code and, to the Knowledge of Target and any Target Subsidiary, no transaction has occurred which involves the assets of any Plan and which could subject Target or any Target Subsidiary or any of the directors, officers or employees of Target or any Target Subsidiary, or a trustee, administrator or other fiduciary of any trusts created under any Plan to a tax or penalty on prohibited transactions imposed by Section 4975 of the Code or the sanctions imposed under Title I of ERISA;

(v) to the Knowledge of Target and any Target Subsidiary, there are no pending, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Plans or any trusts related thereto;

(vi) all Plans could be terminated prior to or as of the Effective Time without material liability in excess of the amount accrued with respect to such Plan in the financial statements referred to in Sections 3.6 and 6.7 hereto;

(vii) each Plan has been maintained and operated in all material respects either: (A) to be exempt from the requirements of Section 409A of the Code or (B) to be in compliance with Section 409A of the Code such that no Taxes under Section 409A of the Code may be imposed on participants in any Plans;

(viii) each Target stock option (i) was granted in compliance with all applicable Laws and all of the terms and conditions of the applicable plan pursuant to which it was issued, (ii) has an exercise price per share equal to or greater than the fair market value of a share of Target Common Stock on the date of such grant, (iii) has a grant date identical to the date on which the Board of Directors of Target or the compensation committee thereof actually awarded it, (iv) is designed to be exempt from the Section 409A of the Code, and (v) qualifies for the tax and accounting treatment afforded to such award in the Target Tax Returns and the financial statements referenced in Sections 3.6 and 6.7 hereto, respectively; and

(ix) all material reports and information required to be filed with the Department of Labor and IRS or provided to plan participants and their beneficiaries with respect to each Plan have been filed or provided, as applicable, and all annual reports (including Form 5500 series) of such Plans were, if applicable, certified without qualification by each Plan’s accountants and actuaries.

3.12	Certain Contracts.

(a) Except as set forth at Section 3.9(b) and Section 3.12(a) of the Target Disclosure Schedule, neither Target nor any of its Subsidiaries is a party to or bound by any contract, arrangement or commitment (i) with respect to the employment of any directors, officers, employees or consultants, (ii) which, upon the consummation of the transactions contemplated by this Agreement or the Bank Merger Agreement will (either alone or upon the occurrence of any additional acts or events) result in any payment (whether of severance pay or otherwise) becoming due from WAL, Target, or any of their respective Subsidiaries to any director, officer or employee thereof, (iii) which materially restricts the conduct of any line of business by Target or any of its Subsidiaries or limits Target’s freedom to compete in any geographic area or to use the name “Service1st Bank” or any variant thereof, or which requires Target or any of its Subsidiaries to make available investment opportunities to any person on a priority or exclusive basis, (iv) which relates to the incurrence of indebtedness (other than deposit liabilities and advances and loans from the FHLB San Francisco incurred in the ordinary course of business consistent with past practice) by Target or any of its Subsidiaries, including any sale and leaseback transactions, capitalized leases and other similar financing transactions, (v) which grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of Target or any of its Subsidiaries, (vi) which limits the payments of dividends by Target or any of its Subsidiaries, (vii) which relates to any joint venture, partnership, limited liability company agreement or other similar agreement or arrangement, or to the formation, creation or operation, management or control of any partnership or joint venture with any third parties, (viii) which is a consulting agreement or data processing, software programming or licensing contract involving the payment of more than $250,000 per annum (other than any such contracts which are terminable by Target or its applicable Subsidiary on 60 days or less notice without any required payment or other conditions (other than the condition of notice)), (ix) with or to a labor union or guild

(including any collective bargaining agreement), (x) which is not of the type described in clauses (i) through (ix) above and which involved payments by, or to, Target or any of its Subsidiaries in the fiscal year ended December 31, 2011, or which could reasonably be expected to involve such payments during the fiscal year ending December 31, 2012, of more than $250,000 (other than (A) pursuant to Loans originated or purchased by Target and its Subsidiaries and deposits taken in the ordinary course of business consistent with past practice or (B) any such contracts which are terminable by Target or its applicable Subsidiary on 60 days or less notice without any required payment or other conditions (other than the condition of notice)), (xi) except as set forth in Section 3.24 of the Target Disclosure Schedule, which relates to any material Scheduled IP (as defined in Section 3.24) or (xii) except as set forth on Section 3.12(a)(v) of the Target Disclosure Schedule, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated by the occurrence of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement (including as to this clause (xii), any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan). Section 3.12(a) of the Target Disclosure Schedule sets forth a list of all material contracts (as defined in Item 601(b)(10) of Regulation S-K) of Target and its Subsidiaries. Each contract, arrangement or commitment of the type described in this Section 3.12(a), whether or not set forth in Section 3.12(a) of the Target Disclosure Schedule, is referred to herein as a “Target Contract,” and neither Target nor any of its Subsidiaries has received notice of, nor do any executive officers of such entities know of, any violation of any Target Contract.

(b) Except as may be set forth in Schedule 3.12(b) of the Target Disclosure Schedule, (i) each Target Contract is a valid and binding obligation of Target and in full force and effect, (ii) Target and each of its Subsidiaries has in all material respects performed all obligations required to be performed by it to date under each Target Contract, and (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute, a material default on the part of Target or any of its Subsidiaries under any such Target Contract.

3.13	Agreements with Regulatory Agencies.

Except as set forth at Section 3.9(b) and Section 3.13 of the Target Disclosure Schedule, neither Target nor Target Bank is subject to any cease-and-desist or other order issued by, nor is it a party to any written agreement, consent agreement, memorandum of understanding, commitment letter or similar undertaking, or is a recipient of any extraordinary supervisory letter from, nor has it adopted any board resolutions at the request of (each, whether or not set forth on Section 3.13 of the Target Disclosure Schedule, a “Regulatory Agreement”), any Governmental Entity that restricts the conduct of its business or that in any manner relates to its capital adequacy, its credit policies, its management or its business, nor has Target or Target Bank been advised by any Governmental Entity that it is considering issuing or requesting any Regulatory Agreement.

3.14	Environmental Matters.

(a) Except as may be set forth in Schedule 3.14(a) of the Target Disclosure Schedule, each of Target and its Subsidiaries is in material compliance with all applicable federal and state laws and regulations relating to pollution or protection of the environment (including without limitation, laws and regulations relating to emissions, discharges, releases and threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (hereinafter referred to as “Environmental Laws”).

(b) Except as may be set forth in Schedule 3.14(b) of the Target Disclosure Schedule, there is no suit, claim, action, proceeding, investigation or notice pending or, to the Knowledge of Target, threatened (or past or present actions or events that could form the basis of any such suit, claim, action, proceeding, investigation or notice) in which Target or any Target Subsidiary has been or, with respect to threatened suits, claims, actions, proceedings, investigations or notices may be, named as a defendant (x) for alleged material noncompliance (including by any predecessor), with any Environmental Law or (y) relating to any material release or threatened release into the environment of any Hazardous Material, occurring at or on a site owned, leased or operated by

Target or any Target Subsidiary, or to the Knowledge of Target, relating to any material release or threatened release into the environment of any Hazardous Material, occurring at or on a site not owned, leased or operated by Target or any Target Subsidiary.

(c) Except as may be set forth in Schedule 3.14(c) of the Target Disclosure Schedule, during the period of Target’s or any Target Subsidiary’s ownership or operation of any of its properties, there has not been any material release of Hazardous Materials in, on, or to the Knowledge of Target, under or affecting any such property.

(d) Except as may be set forth in Schedule 3.14(d) of the Target Disclosure Schedule, to the Knowledge of Target, neither Target nor any Target Subsidiary has made or participated in any loan to any Person who is subject to any suit, claim, action, proceeding, investigation or notice, pending or threatened, that would have a material adverse effect on the value of the property securing the loan with respect to (i) any alleged material noncompliance as to any property securing such loan with any Environmental Law, or (ii) the release or the threatened release into the environment of any Hazardous Material at a site owned, leased or operated by such Person on any property securing such loan.

(e) Target makes no representations or warranties under this Section 3.14 with respect to any of Target’s other real estate owned (such real estate, “OREO”), except that, since January 1, 2010 (other than as may be set forth in Section 3.14(e) of the Target Disclosure Schedule) (i) prior to foreclosing on and taking deed or title to any real estate other than single-family residential properties, a Phase I environmental assessment of the property has been conducted that satisfies the requirements of all appropriate inquiries standard of CERCLA § 101(35), 42 U.S.C. § 9601(35) and (ii) Target has not foreclosed on and taken a deed or title to any real estate other than single-family residential properties if such environmental assessment indicates the presence of a hazardous, toxic, radioactive or dangerous materials or other materials regulated under Environmental Laws.

(f) For purposes of this Section 3.14, the term “Hazardous Material” means any hazardous waste, petroleum product, polychlorinated biphenyl, chemical, pollutant, contaminant, pesticide, radioactive substance, or other toxic material, or other material or substance regulated under any applicable Environmental Law.

3.15	Reserves for Losses.

Except as may be set forth in Schedule 3.15 of the Target Disclosure Schedule, (i) all reserves or other allowances for possible losses reflected in Target’s financial statements referred to in Section 3.6 as of and for the year ended December 31, 2011 and the quarter ended June 30, 2012, complied in all material respects with all applicable Laws and are established in accordance with GAAP and applicable regulatory accounting principles and guidance; and (ii) Target has not been notified by the FDIC, the NFID or Target’s independent auditor, in writing, that such reserves are inadequate or that the practices and policies of Target in establishing its reserves for the year ended December 31, 2011 and the quarter ended June 30, 2012, and in accounting for delinquent and classified assets generally fail to comply with applicable accounting or regulatory requirements, or that the FDIC, the NFID or Target’s independent auditor believes such reserves to be inadequate or inconsistent with the historical loss experience of Target. Target has previously furnished WAL with a complete list as of June 30, 2012 of all extensions of credit and OREO that have been classified by any bank or trust examiner (regulatory or internal) as other loans specially mentioned, special mention, substandard, doubtful, loss, classified or criticized, credit risk assets, concerned loans or words of similar import. Target agrees to update such list no less frequently than monthly after the date of this Agreement until the earlier of the Closing Date or the date that this Agreement is terminated in accordance with Section 8.1. All OREO held by Target is being carried net of reserves at the lower of cost or net realizable value.

3.16	Properties and Assets.

Section 3.16 of the Target Disclosure Schedule lists (i) all real property owned by Target and each Target Subsidiary, (ii) each real property lease, sublease or installment purchase arrangement to which Target or any Target Subsidiary is a party, (iii) a description of each contract for the purchase, sale, or development of real estate to which Target or any Target Subsidiary is a party, and (iv) all items of Target’s or any Target

Subsidiary’s tangible personal property and equipment with a book value of $50,000 or more or having any annual lease payment of $25,000 or more. Except for (a) items reflected in Target’s consolidated financial statements as of December 31, 2011 referred to in Section 3.6, (b) exceptions to title, zoning restrictions, easements, licenses and other restrictions on the use of owned or leased property or any interest therein that do not interfere materially with Target’s or any Target Subsidiary’s use and enjoyment of owned or leased real property, (c) liens for current real estate taxes not yet delinquent, or being contested in good faith, properly reserved against (and reflected on the financial statements referred to in Section 3.6), (d) purchase money mortgages or other purchase money or vendor’s liens (including any finance leases), provided that no such lien shall extend to cover any other property of Target or any Target Subsidiary other than that so purchased items, and (e) items listed in Section 3.16 of the Target Disclosure Schedule, Target and each Target Subsidiary have good and valid title to each owned real property and all owned material, tangible personal property and equipment, free and clear of all liens, claims, charges and other encumbrances. Except as may be disclosed in Section 3.16 of the Target Disclosure Schedule, (A) Target and each Target Subsidiary, as lessee, have the right under valid and subsisting leases to occupy, use and possess all property leased by them, and neither Target nor any Target Subsidiary has experienced any material uninsured damage or destruction with respect to such properties since December 31, 2011; (B) all properties and assets used by Target and each Target Subsidiary are in good operating condition and repair suitable for the purposes for which they are currently utilized (normal wear and tear excluded) and comply in all material respects with all Laws relating thereto now in effect or scheduled to come into effect; and (C) Target and each Target Subsidiary enjoys peaceful and undisturbed possession under all leases for the use of all property under which they are lessees, and all leases to which Target is a party are valid and binding obligations in accordance with the terms thereof. Except as may be set forth in Schedule 3.16 of the Target Disclosure Schedule, (i) neither Target nor any Target Subsidiary is in material default with respect to any such lease, and there has occurred no default by Target or any Target Subsidiary or event which with the lapse of time or the giving of notice, or both, would constitute a material default by Target or any Target Subsidiary under any such lease; and (ii) there are no Laws, conditions of record, or other impediments which materially interfere with the intended use by Target or any Target Subsidiary of any of the property owned, leased, or occupied by them (other than the requirements under NRS 662.015 to dispose of OREO within required timeframes).

3.17	Insurance.

Section 3.17 of the Target Disclosure Schedule contains a true, correct and complete list of all insurance policies and bonds maintained by Target and any Target Subsidiary, including the name of the insurer, the policy number, the type of policy and any applicable deductibles, and all such insurance policies and bonds are in full force and effect and have been in full force and effect since their respective dates of inception. As of the date hereof, neither Target nor any Target Subsidiary has received any notice of cancellation or amendment of any such policy or bond or is in default under any such policy or bond, no coverage thereunder is being disputed and all material claims thereunder have been filed in a timely fashion. The existing insurance carried by Target and Target Subsidiaries is and will continue to be, in respect of the nature of the risks insured against and the amount of coverage provided, sufficient for compliance in all material respects by Target and the Target Subsidiaries with all requirements of Law and agreements to which Target or any of the Target Subsidiaries is subject or is party, and is, to Target’s Knowledge, substantially similar in kind and amount to that customarily carried by parties similarly situated who own properties and engage in businesses substantially similar to that of Target and the Target Subsidiaries. True, correct and complete copies of all such policies and bonds reflected at Section 3.17 of the Target Disclosure Schedule, as in effect on the date hereof, have been delivered to WAL.

3.18	Compliance with Applicable Laws.

Except as may be set forth in Schedule 3.18 of the Target Disclosure Schedule:

(a) Since January 1, 2010 (x) each of Target and any Target Subsidiary has complied in all material respects with (i) all Laws applicable to it or to the operation of its business, including without limitation, all Laws related to data protection or privacy, and (ii) any posted or internal privacy policies relating to data protection or privacy, including without limitation, the protection of personal information; and (y) neither Target nor any Target Subsidiary has received any written notice of any material alleged or threatened claim, violation, or liability under any such Laws that has not heretofore been cured and for which there is no remaining liability.

(b) Each of Target, its Subsidiaries and employees hold all material permits, licenses, variances, authorizations, exemptions, orders, registrations and approvals of all Governmental Entities (the “Permits”) that are required for the operation of the respective businesses of Target and its Subsidiaries as presently conducted.

(c) Target and Target Bank are each “well capitalized” and “well managed” under applicable regulatory definitions, and Target Bank was rated “satisfactory” in its most recent performance evaluation, dated June 1, 2012, under the Community Reinvestment Act of 1977 (the “CRA”). Target has no Knowledge of the existence of any fact or circumstance or set of facts or circumstances which could reasonably be expected to result in the current CRA rating being lowered.

(d) Since January 1, 2010, Target and each of its Subsidiaries have timely filed all regulatory reports, schedules, forms, registrations and other documents, together with any amendments required to be made with respect thereto, that they were required to file with any Governmental Entity (the “Target Documents”), and have timely paid all fees and assessments due and payable in connection therewith. There is no material unresolved violation or exception cited by any of such Governmental Entities with respect to any report or statement relating to any examinations of Target or any of its Subsidiaries. Target has delivered or made available to WAL a true and complete copy of each material Target Document requested by WAL.

(e) Since January 1, 2010, neither Target nor any of its Subsidiaries, nor, to the Knowledge of Target, any of their directors, officers or employees has been the subject of any disciplinary proceedings or orders of any Governmental Entity arising under applicable Laws or regulations, and no such disciplinary proceeding or order is pending, nor to the Knowledge of Target, threatened.

(f) Since January 1, 2010, neither Target nor any of its Subsidiaries, nor to the Knowledge of Target any other Person acting on behalf of Target or any of its Subsidiaries that qualifies as a “financial institution” under the U.S. Anti-Money Laundering Laws has knowingly acted, by itself or in conjunction with another, in any act in connection with the concealment of any currency, securities, other proprietary interest that is the result of a felony as defined in the U.S. Anti-Money Laundering Laws (“Unlawful Gains”), nor knowingly accepted, transported, stored, dealt in or brokered any sale, purchase or any transaction of other nature for Unlawful Gains. Target and each of its Subsidiaries that qualifies as a “financial institution” under the U.S. Anti-Money Laundering Laws have, during the past three years, implemented such anti-money laundry mechanisms and kept and filed all material reports and other necessary material documents as required by, and otherwise complied with, the U.S. Anti-Money Laundering Laws and the rules and regulations issued thereunder.

(g) Since January 1, 2010, Target and each of its Subsidiaries has properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents, applicable Law and common law, except where the failure to so administer such accounts would not reasonably be expect to have, individually or in the aggregate, a Material Adverse Effect on Target. None of Target, any of its Subsidiaries, or any director, officer or employee of Target or of any of its Subsidiaries, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Target, and, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Target, the accountings for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.

3.19	Loans.

As of the date hereof and except as may be set forth in Schedule 3.19 of the Target Disclosure Schedule:

(a) All loans owned by Target or any Target Subsidiary, or in which Target or any Target Subsidiary has an interest, comply in all material respects with all Laws, including, but not limited to, applicable usury statutes, underwriting and recordkeeping requirements, the Truth in Lending Act, the Equal Credit Opportunity Act, and the Real Estate Settlement Procedures Act, and other applicable consumer protection statutes and the regulations thereunder;

(b) All loans owned by Target or any Target Subsidiary, or in which Target or any Target Subsidiary has an interest, have been made or acquired by Target in accordance with board of director-approved loan policies. Schedule 3.19(b) includes a true and correct list of each outstanding loan owned by Target and made for an amount equal to $1,000,000 or more which was made or acquired by Target pursuant to an exception from board of director-approved loan policies approved by Target’s board of directors. Each of Target and each Target Subsidiary holds mortgages contained in its loan portfolio for its own benefit to the extent of its interest shown therein; such mortgages evidence liens having the priority indicated by the terms of such mortgages, including the associated loan documents, subject, as of the date of recordation or filing of applicable security instruments, only to such exceptions as are discussed in attorneys’ opinions regarding title or in title insurance policies in the mortgage files relating to the loans secured by real property or are not material as to the collectability of such loans; and all loans owned by Target and each Target Subsidiary are with full recourse to the borrowers, and each of Target and any Target Subsidiary has taken no action which would result in a waiver or negation of any rights or remedies available against the borrower or guarantor, if any, on any loan (except as set forth at Section 3.19(b) of the Target Disclosure Schedule). Schedule 3.19(b) includes a true and correct list of each outstanding loan owned by Target and made for an amount equal to $1,000,000 or more for which Target has taken action which has resulted, or would result, in a waiver or negation of any rights or remedies available against the borrower or guarantor, if any, on such loans. All applicable remedies against all borrowers and guarantors are enforceable except as may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting creditors’ rights and except as may be limited by the exercise of judicial discretion in applying principles of equity. All loans purchased or originated by Target or any Target Subsidiary and subsequently sold by Target or any Target Subsidiary have been sold without recourse to Target or any Target Subsidiary and without any liability under any yield maintenance or similar obligation. True, correct and complete copies of loan delinquency reports as of June 30, 2012 prepared by Target, which reports include all loans delinquent or otherwise in default, have been furnished to WAL. True, correct and complete copies of the currently effective lending policies and practices of Target and each Target Subsidiary also have been furnished to WAL;

(c) Each outstanding loan participation sold by Target or any Target Subsidiary was sold with the risk of non-payment of all or any portion of that underlying loan to be shared by each participant (including Target or any Target Subsidiary) proportionately to the share of such loan represented by such participation without any recourse of such other lender or participant to Target or any Target Subsidiary for payment or repurchase of the amount of such loan represented by the participation or liability under any yield maintenance or similar obligation. Target and any Target Subsidiary have properly fulfilled in all material respects its contractual responsibilities and duties in any loan in which it acts as the lead lender or servicer and has complied in all material respects with its duties as required under applicable regulatory requirements;

(d) Target and each Target Subsidiary have properly perfected or caused to be properly perfected all security interests, liens, or other interests in any collateral securing any loans made by it; and

(e) Section 3.19(e) of the Target Disclosure Schedule sets forth, as of July 31, 2012, a list of all outstanding Loans made to any Insider of Target or any of Target’s Subsidiaries. For purposes of this Agreement, the term “Insider” of a Person shall have the meaning ascribed to it in Section 215.2(h) of Regulation O (12 C.F.R. §215.2(h)).

3.20	Intentionally Omitted.

3.21	Fairness Opinion.

Target has received an opinion from Sandler O’Neill to the effect that, in its opinion, the consideration to be paid to the stockholders of Target hereunder is fair to such stockholders from a financial point of view (the “Fairness Opinion”), and Sandler O’Neill has consented to the inclusion of the Fairness Opinion in the Proxy Materials.

3.22	Target Information.

The information relating to Target and its Subsidiaries to be provided by Target to be contained in the Proxy Materials will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements herein or therein, in light of the circumstances in which they are made, not misleading. The Proxy Materials (except for the portions thereof relating solely to WAL or any of its Subsidiaries, as to which Target makes no representation or warranty) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

3.23	Labor and Employment Matters.

Except as set forth in Section 3.23 of the Target Disclosure, (a) there are no labor or collective bargaining agreements to which Target or any Target Subsidiary is a party, (b) there is no labor organization or union that is certified or recognized as the collective bargaining representative for any employees of Target or any Target Subsidiary, (c) no unfair labor practice charges or representation petitions have been filed with the National Labor Relations Board against, or with respect to, employees of Target or any Target Subsidiary, and neither Target nor any Target Subsidiary has received any notice or communication reflecting an intention or a threat to file any such complaint or petition, (d) there are not, and in the preceding twelve (12) months have not been, any strikes or concerted refusals to work or any threats thereof by any employee of Target or any Target Subsidiary, and (e) no claim has been asserted with respect to Target or any Target Subsidiary asserting a violation of present law or regulation relating to employee relations that, if adversely determined, would reasonably be expected to have a Material Adverse Effect. To the Knowledge of Target, there is no activity involving its or any of its Subsidiaries’ employees involving an attempt to certify a collective bargaining unit or other organizational activity.

3.24	Intellectual Property.

Section 3.24 of the Target Disclosure Schedule lists all (i) trademarks and trade names owned by Target and any Target Subsidiary that are material to the operation of the business of Target or any Target Subsidiary, indicating for each whether or not it is registered or is the subject of a pending application with the U.S. Patent and Trademark Office, (ii) software owned or licensed by Target any Target Subsidiary that is material to the operation of the business of Target or any Target Subsidiary, other than software that is commercially available to any Person for a license fee, royalty or other consideration of no more than $5,000 per copy or user, (iii) issued patents and patent applications owned or filed by or on behalf of Target or any Target Subsidiary, and (iv) licenses and other agreements relating to the foregoing (whether as licensor or licensee) that are material to the operation of the business of Target or any Target Subsidiary (the “Scheduled IP”). Except as set forth at Section 3.24 of the Target Disclosure Schedule, to Target’s Knowledge, no claims are currently being asserted by any Person challenging or questioning Target’s or any Target Subsidiary’s right to use any Scheduled IP or challenging or questioning the validity or effectiveness of any Scheduled IP. To Target’s Knowledge, no other Person is currently infringing, diluting, misappropriating or violating, nor has Target or any of its Subsidiaries during the three (3) year period preceding the date of this Agreement sent any communications alleging that any Person has infringed, diluted, misappropriated or violated, any of the Schedule IP. Target and each of its Subsidiaries take all reasonable actions to protect and maintain all (a) Scheduled IP and (b) the security and integrity of their software, databases, networks, systems, equipment and hardware and protect same against unauthorized use, modification, or access thereto, or the introduction of any viruses or other unauthorized or damaging or corrupting elements. Target’s and its Subsidiaries’ computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communication lines and all other information technology equipment (the “IT Assets”), operate and perform in all material respects as reasonably required by Target in connection with its business, and have not materially malfunctioned or failed within the past two (2) years. To Target’s Knowledge, no Person has gained unauthorized access to the IT Assets. Target has implemented reasonable backup and disaster recovery technology consistent with industry practices.

3.25	Internal Controls.

(a) Except as may be set forth in Schedule 3.25(a) of the Target Disclosure Schedule, none of Target’s or its Subsidiaries’ records, systems, controls, data or information are recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of it or its Subsidiaries or accountants except as would not, individually or in the aggregate, reasonably be expected to result in a materially adverse effect on the system of internal accounting controls described in the next sentence. Target and its Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

(b) Target has disclosed, based on its most recent evaluation prior to the date hereof, to Target’s auditors and the audit committee of Target’s Board of Directors and in Section 3.25(b) of the Target Disclosure Schedule (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect in any material respect Target’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Target’s internal controls over financial reporting.

(c) Except as may be set forth in Schedule 3.25(c) of the Target Disclosure Schedule, since January 1, 2010, neither Target nor any of its Subsidiaries nor, to the Knowledge of Target, any director, officer, employee, auditor, accountant or representative of Target or any of its Subsidiaries has received or otherwise had or obtained Knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Target or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Target or any of its Subsidiaries has engaged in questionable accounting or auditing practices.

3.26	Antitakeover Provisions Inapplicable.

The Board of Directors of Target have taken all action required to be taken by it in order to exempt the Merger, this Agreement and the transactions contemplated hereby from, and the Merger, this Agreement and the transactions contemplated hereby are exempt from, the requirements of any “moratorium,” “control share,” “fair price,” “supermajority,” “affiliate transactions,” “business combination” or other state antitakeover laws and regulations.

3.27	Board Approval; Stockholder Vote Required.

(a) The Board of Directors of Target, by resolutions duly adopted at a meeting duly called and held (the “Target Board Approval”), has (i) determined that this Agreement, the Merger and the other transactions contemplated hereby are fair to and in the best interests of Target and its stockholders and declared the Merger to be so advisable, (ii) approved this Agreement, the Merger and the other transactions contemplated hereby and (iii) recommended that the stockholders of Target adopt this Agreement and directed that such matter be submitted for consideration by the stockholders of Target at the Special Meeting (as defined in Section 6.3).

(b) The affirmative vote of the holders of at least a majority of the outstanding shares of Target Common Stock is the only vote of the holders of any class or series of Target capital stock necessary to approve and adopt this Agreement and the transactions contemplated hereby (including the Merger).

3.28	Derivative Transactions.

(a) All Derivative Transactions (as defined in Section 3.28(b)) whether entered into for the account of Target or any of its Subsidiaries or for the account of a customer of Target or any of its Subsidiaries, (i) were entered into in the ordinary course of business consistent with past practice and in accordance in all material respects with prudent banking practice and applicable rules, regulations and policies of all applicable Governmental Entities and with counterparties believed to be financially responsible at the time, (ii) are legal, valid and binding obligations Target or one of its Subsidiaries and, to the Knowledge of Target, each of the counterparties thereto and (iii) to the Knowledge of Target are in full force and effect and enforceable in accordance with their terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles. Target or its Subsidiaries and, to the Knowledge of Target, the counterparties to all such Derivative Transactions, have duly performed, in all material respects, their obligations thereunder to the extent that such obligations to perform have accrued. To the Knowledge of Target, there are no material breaches, violations or defaults or allegations or assertions of such by any party pursuant to any such Derivative Transactions. The financial position as of June 30, 2012 of Target and its Subsidiaries on a consolidated basis under or with respect to each such Derivative Transaction has been reflected in the books and records of Target and such Subsidiaries in accordance with GAAP consistently applied.

(b) For purposes of this Agreement, the term “Derivative Transaction” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

3.29	No Other Representations or Warranties.

Except for the representations and warranties expressly contained in this Article III, Target makes no additional representations or warranties, expressed or implied, and Target hereby disclaims any other representations or warranties, whether made by Target or any of its officers, directors, employees, agents or representatives, with respect to the execution and delivery of this Agreement or the transactions contemplated hereby (including, without limitation, any representation or warranty, expressed or implied, as to workmanship, financial performance, profitability, future performance, fitness for a particular purpose, or as to any projection, forecast or other forward-looking information provided or made available to WAL or its representatives), notwithstanding the delivery or disclosure, in writing or orally, to WAL or its representatives of any documentation or other information.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF WAL

WAL hereby makes the following representations and warranties to Target as set forth in this Article IV, each of which is being relied upon by Target as a material inducement to enter into and perform this Agreement.

4.1	Corporate Organization.

(a) WAL is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada. WAL has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties or assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not have a Material Adverse Effect on WAL. WAL is duly registered as a bank holding company with the FRB under the BHCA and the rules and regulations of the FRB promulgated thereunder. The articles of incorporation and bylaws of WAL, copies of which have previously been made available to Target, are true, correct and complete copies of such documents as in effect as of the date of this Agreement.

(b) Bank of Nevada is a state-chartered bank duly organized, validly existing and in good standing under the laws of the State of Nevada. Bank of Nevada has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties or assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not have a Material Adverse Effect on WAL. The charter and bylaws of Bank of Nevada, copies of which have previously been made available to Target, are true, correct and complete copies of such documents as in effect as of the date of this Agreement.

4.2	Capitalization.

(a) The authorized capital stock of WAL consists of 200 million shares of WAL Common Stock, of which 83,156,957 shares were issued and outstanding (with no shares held in the treasury) as of the date hereof and 20 million shares of serial preferred stock, par value $.0001 and $1,000 liquidation value per share (“WAL Preferred Stock”), 141,000 of which were issued and outstanding as of the date hereof. At such date, there were options outstanding to purchase 2,009,432 shares of WAL Common Stock and warrants outstanding to purchase 131,684 shares of WAL Common stock. All of the issued and outstanding shares of WAL Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, and upon issuance in accordance with the terms hereof, the Stock Consideration will be duly authorized and validly issued, and fully paid, nonassessable and free of preemptive rights. As of the date of this Agreement, except as set forth above, WAL does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of WAL Common Stock or WAL Preferred Stock or any other equity security of WAL or any securities representing the right to purchase or otherwise receive shares of WAL Common Stock or WAL Preferred Stock.

(b) All of the issued and outstanding shares of Bank of Nevada Common Stock are owned by WAL free and clear of all liens, charges, encumbrances and security interests whatsoever, and all of such shares are duly authorized and validly issued and fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to ownership thereof.

4.3	Authority; No Violation.

(a) WAL has full corporate power and authority to execute and deliver this Agreement and, subject to receipt of the required regulatory approvals specified herein, to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement, and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of WAL. No other corporate proceedings on the part of WAL are necessary to approve this Agreement or to consummate the transactions contemplated hereby or thereby. This Agreement has been duly and validly executed and delivered by WAL and (assuming due authorization, execution and delivery by Target) and constitutes the valid and binding obligation of WAL, enforceable against WAL in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar law affecting creditors’ rights and remedies generally.

(b) Bank of Nevada has full corporate power and authority to execute and deliver the Bank Merger Agreement and, subject to receipt of the required regulatory approvals specified herein, to consummate the transactions contemplated thereby. The execution and delivery of the Bank Merger Agreement and the consummation of the transactions contemplated thereby have been duly and validly approved by the Board of Directors of Bank of Nevada and by WAL as the sole stockholder of Bank of Nevada. All corporate proceedings on the part of Bank of Nevada necessary to approve the Bank Merger Agreement and to consummate the transactions contemplated thereby have been taken. The Bank Merger Agreement, upon execution and delivery by Bank of Nevada, will be duly and validly executed and delivered by Bank of Nevada and will (assuming due authorization, execution and delivery by Target) constitute a valid and binding obligation of Bank of Nevada, enforceable against Bank of Nevada in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally.

(c) Neither the execution and delivery of this Agreement by WAL or the Bank Merger Agreement by Bank of Nevada, nor the consummation by WAL of the transactions contemplated hereby or thereby, nor compliance by WAL or Bank of Nevada with any of the terms or provisions hereof or thereof, will (i) violate any provision of the articles of incorporation or bylaws of WAL or the charter or bylaws of Bank of Nevada, as the case may be, or (ii) assuming that the consents and approvals referred to in Section 4.4 are duly obtained, (x) violate any Laws applicable to WAL, Bank of Nevada or any of their respective properties or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any lien, pledge, security interest, charge or other encumbrance upon any of the respective properties or assets of WAL or Bank of Nevada under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which WAL or Bank of Nevada is a party, or by which they or any of their respective properties or assets may be bound or affected.

4.4	Regulatory Approvals.

(a) Except for (i) the filing of applications, notices or waiver requests, as applicable, with the FRB under the BHCA, the FDIC under the Bank Merger Act and the NFID and approval of such applications and notices, (ii) the State Banking Approvals, (iii) the filing of the Proxy Materials with the SEC, (iv) the approval of this Agreement by the requisite vote of the stockholders of Target, (v) the filing of the Articles of Merger with the Nevada Secretary of State pursuant to Nevada law, (vi) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, (vii) the registration under the Securities Act of the shares of WAL Common Stock to be issued in the Merger, (viii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal, foreign and state securities (or related) laws and, if applicable, the securities or antitrust laws of any foreign country, and (viii) the filings required by the Bank Merger Agreement, if applicable, no consents or approvals of or filings or registrations by WAL with any Governmental Entity or with any third party are necessary in connection with (1) the execution and delivery by WAL of this Agreement, (2) the consummation by WAL of the Merger and the other transactions contemplated hereby, (3) the execution and delivery by Bank of Nevada of the Bank Merger Agreement, and (4) the consummation by Bank of Nevada of the transactions contemplated by the Bank Merger Agreement, except for such consents, approvals or filings with any non-Governmental Entity, the failure of which to obtain will not have a Material Adverse Effect on WAL.

(b) WAL has discussed the transactions contemplated by this Agreement with the FRB, the FDIC and the NDFI and has no Knowledge as of the date of this Agreement of any reason why approval or effectiveness of any of the consents, approvals, authorizations, applications, notices or filings from any Governmental Entity referred to in Section 4.4(a) required to be obtained by WAL or Bank of Nevada cannot be obtained or granted on a timely basis.

4.5	Agreements with Governmental Entities.

Except for the Bank of Nevada MOU, neither WAL nor any of its affiliates is subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or has adopted any board resolutions at the request of any Governmental Entity that restricts the conduct of its business or that in any manner relates to its capital adequacy, its credit policies, its management or its business, nor has WAL or any of its affiliates been advised by any Governmental Entity that it is considering issuing or requesting any Regulatory Agreement.

4.6	Legal Proceedings.

(a) Neither WAL nor any of its Subsidiaries is a party to any, and there are no pending or, to WAL’s Knowledge, threatened, legal, administrative, arbitration or other proceedings, claims, actions or governmental or regulatory investigations of any nature against WAL or any of its Subsidiaries which challenge the validity or propriety of the transactions contemplated by this Agreement or the Bank Merger Agreement.

(b) There is no injunction, order, judgment, decree or regulatory restriction imposed upon WAL, any of its Subsidiaries or the assets of WAL or any of its Subsidiaries or the assets of WAL or any of its Subsidiaries which challenge the validity or propriety of the transactions contemplated by this Agreement or the Bank Merger Agreement.

4.7	WAL Information.

The information relating to WAL and its Subsidiaries to be provided by WAL to be contained in the Proxy Materials and the Registration Statement will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Registration Statement (except for the portions thereof relating solely to Target or any of its Subsidiaries, as to which WAL makes no representation or warranty) will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

4.8	Tax Matters.

Neither WAL nor any of its Subsidiaries or any Insider of WAL has taken or agreed to take any action, has failed to take any action or knows of any fact, agreement, plan or other circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.9	Financial Statements, SEC Filings, Books and Records.

WAL has previously delivered to Target true, correct and complete copies of the consolidated statements of condition of WAL and its Subsidiaries as of December 31 for the fiscal years 2011 and 2010 and the related consolidated statements of income, stockholders’ equity and cash flows for the fiscal years 2011 through 2009, inclusive, as included in WAL’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 filed with the SEC, in each case accompanied by the audit report of McGladrey & Pullen, LLP, independent public accountants with respect to WAL, and the interim financial statements of WAL as of and for the six months ended June 30, 2012 and 2011, as included in the WAL Quarterly Report on Form 10-Q for the period ended June 30, 2012 as filed with the SEC. The financial statements referred to in this Section 4.9 (including the related notes, where applicable) fairly present in all material respects the results of the consolidated operations and consolidated financial condition of WAL and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth; each of such statements (including the related notes, where applicable) comply in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto and each of such statements (including the related notes, where applicable) has been prepared in all material respects in accordance with GAAP, except in each case as indicated in such statements or in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q. WAL’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 and all reports filed with the SEC since December 31, 2011 comply in all material respects with the appropriate accounting and all other applicable SEC requirements for such reports under rules and regulations of the SEC with respect thereto, and WAL has previously delivered or made available to Target true, correct and complete copies of such reports. The books and records of WAL have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements.

4.10	Absence of Certain Changes or Events.

Except as set forth in WAL’s Quarterly Report on Form 10-Q for the period ended June 30, 2012 or in any other filing made by WAL with the SEC since June 30, 2012, since June 30, 2012 through the date of this Agreement, (i) neither WAL nor any of its Subsidiaries has incurred any material liability of a nature required to be disclosed in a balance sheet prepared in accordance with GAAP and regulatory accounting principles, except as contemplated by this Agreement or in the ordinary course of their business consistent with their past practices, (ii) no event has occurred which has had, or is likely to have, individually or in the aggregate, a Material Adverse Effect on WAL, and (iii) WAL and its Subsidiaries have carried on their respective businesses in the ordinary and usual course consistent with their past practices.

4.11	Compliance with Applicable Laws.

Since January 1, 2010, each of WAL and any WAL Subsidiary has complied with all Laws applicable to it or to the operation of its business, except for such noncompliance that has not had, and is unlikely to have, individually or in the aggregate, a Material Adverse Effect on WAL.

4.12	Availability of Funds; WAL Shares.

WAL has, or will have available to it at the Effective Time, immediately available cash in amounts sufficient to pay the aggregate Cash Consideration and to pay any other amounts payable pursuant to this Agreement and to effect the transactions contemplated hereby. At the Effective Time, WAL shall have sufficient authorized but unissued shares of WAL Common Stock to consummate the Merger.

4.13	No Other Representations or Warranties.

Except for the representations and warranties expressly contained in this Article IV, WAL makes no additional representations or warranties, expressed or implied, and WAL hereby disclaims any other representations or warranties, whether made by WAL or any of its officers, directors, employees, agents or representatives, with respect to the execution and delivery of this Agreement or the transactions contemplated hereby (including, without limitation, any representation or warranty, expressed or implied, as to workmanship, financial performance, profitability, future performance, fitness for a particular purpose, or as to any projection, forecast or other forward-looking information provided or made available to Target or its representatives), notwithstanding the delivery or disclosure, in writing or orally, to Target or its representatives of any documentation or other information.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1	Covenants of Target.

During the period from the date of this Agreement and continuing until the Effective Time, except as expressly contemplated or permitted by this Agreement and the Bank Merger Agreement, or with the prior written consent of WAL, Target and each Target Subsidiary shall carry on their respective businesses in the ordinary course consistent with past practices and consistent with prudent banking practices. Target will use its reasonable best efforts to (x) preserve its business organization and that of each Target Subsidiary intact, (y) keep available to itself and WAL the present services of the employees of Target and each Target Subsidiary and (z) preserve for itself and WAL the goodwill of the customers of Target and each Target Subsidiary and others with whom business relationships exist. Without limiting the generality of the foregoing, and except as set forth in Section 5.1 of the Target Disclosure Schedule or as otherwise expressly provided in this Agreement or consented to by WAL in writing (which consent, with respect to clauses (e), (f), (j), (k), (n), (o), (p), (q),(r), (t), (w), (x), (z) or, to the extent an agreement or commitment to take any action relates to any of the foregoing clauses, (a)(a) below, shall not be unreasonably withheld, conditioned or delayed), Target shall not, and shall not permit any Target Subsidiary to:

(a) declare or pay any dividends on, or make other distributions in respect of, any of its capital stock;

(b) (i) split, combine or reclassify any shares of its capital stock or issue, authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock except upon the exercise or fulfillment of rights or options issued or existing pursuant to the Target Stock Plan in accordance with their present terms, all to the extent outstanding and in existence on the date of this Agreement or (ii) repurchase, redeem or otherwise acquire, any shares of the capital stock of Target or any Target Subsidiary, or any securities convertible into or exercisable for any shares of the capital stock of Target or any Target Subsidiary;

(c) issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such shares, or enter into any agreement with respect to any of the foregoing, other than the issuance of Target Common Stock pursuant to stock options to acquire Target Common Stock granted pursuant to the Target Stock Plan and outstanding prior to the date of this Agreement, in each case in accordance with their present terms;

(d) amend its articles of incorporation, bylaws or other similar governing document;

(e) make capital expenditures aggregating in excess of $25,000, or OREO expenditures aggregating in excess of $200,000;

(f) except as required by Law or policies imposed by a Governmental Entity, make any material changes in its policies or procedures with respect to (i) lending, (ii) underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service Loans, (iii) investment, or (iv) asset liability management and hedging, or in any other material banking or operating policies or procedures;

(g) enter into any new line of business; acquire or agree to acquire, by merging or consolidating with, or by purchasing an equity interest in or the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof other than in connection with foreclosures, settlements in lieu of foreclosure or troubled loan or debt restructurings, or in the ordinary course of business consistent with prudent banking practices;

(h) take any action that is intended or may reasonably be expected to result in any of the conditions to the Merger set forth in Article VII not being satisfied, or in a violation of any provision of this Agreement or the Bank Merger Agreement, except, in every case, as may be required by applicable Law;

(i) change its methods of accounting in effect at December 31, 2011 except as required by changes in GAAP or regulatory accounting principles;

(j) (i) except as required by applicable Law, policies imposed by a Governmental Entity or this Agreement or to maintain qualification pursuant to the Code, (i) adopt, amend, renew or terminate any Plan or any agreement, arrangement, plan or policy between Target and any Target Subsidiary and one or more of its current or former directors or officers, (ii) increase in any manner the compensation of any director, executive officer or other employee who is a party to a contract relating to employment or severance referenced in Section 3.12 (except as may be required by such contract), or pay any benefit not required by any Plan or agreement as in effect as of the date hereof (including, without limitation, the granting of stock options, stock appreciation rights, restricted stock, restricted stock units or performance units or shares), (iii) enter into, modify or renew any contract, agreement, commitment or arrangement providing for the payment of compensation or benefits to any director, executive officer or employee who is a party to a contract relating to employment or severance referenced in Section 3.12, (iv) enter into, modify or renew any contract, agreement, commitment or arrangement providing for the payment of compensation or benefits to any employee who is not a director or executive officer or who is not a party to a contract relating to employment or severance referenced in Section 3.12, other than normal annual cash increases in pay, consistent with past practice and not exceeding 5% of such employee’s base salary or wage, (v) hire any new employee at an annual compensation rate in excess of $50,000, provided that upon giving WAL at least five (5) Business Days’ prior written notice, Target or any Target Subsidiary may hire employees to replace employees who were employed as of the date of this Agreement who subsequently terminate employment at compensation levels no greater than the compensation paid to the employees replaced and in no event greater than $100,000 in annual compensation per replaced employee,

(vi) pay expenses not to exceed $50,000 in the aggregate of any employees or directors for attending conventions or similar meetings which conventions or meetings are held after the date hereof, or (vii) promote to a rank of vice president or more senior any employee;

(k) except for short-term borrowings with a maturity of six months or less or other borrowings in the ordinary course of business consistent with past practices under Target’s existing lines of credit, incur any indebtedness for borrowed money (other than deposit liabilities) or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, except for accepting, negotiating and paying checks and payment orders in the ordinary course of its banking business;

(l) sell, purchase, enter into, relocate, open or close any banking or other office; or file an application pertaining to any such action with any Governmental Entity;

(m) make any equity investment or commitment to make such an investment in real estate or in any real estate development project, other than in connection with foreclosure, settlements in lieu of foreclosure, or troubled loan or debt restructuring, in the ordinary course of business consistent with past banking practices;

(n) make any new Loans to, modify the terms of any existing Loan to, or engage in any other transactions (other than routine banking transactions or transactions with directors, officers or stockholders in their capacities as such) with, any Insider of Target or any Target Subsidiary;

(o) incur deposit liabilities, other than in the ordinary course of business consistent with past practices, including deposit pricing policies, and which would not change the risk profile of Target based on its existing deposit and lending policies;

(p) lease any real property, or renew or extend any lease of real property; acquire any real property except in connection with foreclosure, settlements in lieu of foreclosure, or troubled loan or debt restructuring, in the ordinary course of business consistent with past banking practices; or sell any real property, except for the sale of real estate that is the subject of a casualty loss or condemnation or the sale of OREO on a basis consistent with past practices;

(q) purchase, originate, renew or extend any loans except in accordance with existing Target lending policies and procedures; purchase or originate (i) residential mortgage loans in excess of $150,000 except for residential mortgage loans whose interest rate, terms, appraisal, and underwriting make them immediately available for sale in the secondary market, (ii) consumer loans in excess of $50,000 (other than residential mortgage loans, which shall be subject to the preceding clause (i)), (iii) commercial business loans in excess of $500,000 as to any loan or $1,000,000 in the aggregate as to related loans or loans to related Persons, and (iv) commercial real estate first mortgage loans in excess of $1,000,000 as to any loans or $1,000,000 in the aggregate as to related loans or loans to related borrowers; or renew or extend any such loans except to the extent such loans are graded 5 or better at the time of such extension or renewal;

(r) modify or settle any loans except (i) in accordance with existing Target lending policies and practices and (ii) where such modification or settlement does not result in forgiveness of indebtedness exceeding $250,000;

(s) charge off any loans (i) except in accordance with GAAP and regulatory accounting principles and existing Target policies and procedures and (ii) without giving WAL written notice (including a description of the material facts related thereto) of each such charge off that exceeds $250,000 at least five (5) Business Days prior to making a final determination with respect to such charge off;

(t) make any investments other than in overnight federal funds and U.S. Treasuries, U.S. agency securities and certificates of deposits of $250,000 or less from other banks, in each case, that have 12 months or less remaining to maturity;

(u) sell or purchase any mortgage loan servicing rights;

(v) take any action or actions that would prevent the Merger from qualifying as a reorganization under section 368(a) of the Code;

(w) foreclose on or take deed or title to any real estate other than single-family residential properties without first conducting a Phase I environmental assessment of the property that satisfies the requirements of all appropriate inquiries standard of CERCLA § 101(35), 42 U.S.C. § 9601(35), or foreclose on or take a deed or title to any real estate other than single-family residential properties if such environmental assessment indicates the presence of a hazardous, toxic, radioactive or dangerous materials or other materials regulated under Environmental Laws;

(x) settle any claim against Target involving monetary damages in excess of $50,000, or agree or consent to the issuance of any injunction, decree, order or judgment restricting or otherwise affecting its business or operations, or waive or release any material rights or claims except in connection with the modification or settlement of loans permitted pursuant to paragraph (r) above;

(y) introduce any material new products or services, any material marketing campaigns or any material new sales compensation or incentive programs or arrangements;

(z) except as required by Law, make or change any Tax election, file any amended Tax Returns, settle or compromise any material Tax liability of Target or any of its Subsidiaries, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of Taxes of Target or any of its Subsidiaries, enter into any closing agreement with respect to any Tax or surrender any right to claim a Tax refund; or

(aa) agree or commit to do any of the actions set forth in the preceding clauses (a) through (z).

The consent of WAL to any action by Target or any Target Subsidiary that is not permitted by any of the preceding clauses (a) through (aa) shall be evidenced by a writing signed by the President or any Executive Vice President of WAL.

5.2	Merger Covenants.

Notwithstanding that Target believes that it has established all reserves and taken all provisions for possible loan losses required by GAAP and applicable Laws, Target recognizes that WAL may have different loan classification, accrual and reserve policies (including loan classifications and levels of reserves for possible loan losses). In that regard, and in general, from and after the date of this Agreement to the Effective Time, Target and WAL shall consult and cooperate with each other in order to formulate the plan of integration for the Merger, including, among other things, with respect to conforming, based upon such consultation, Target’s loan classification, accrual and reserve policies to those policies of WAL to the extent appropriate; provided, however, that Target shall not be obligated to incur any out-of-pocket cost or expense in consulting and cooperating with WAL and otherwise carrying out its obligations under this Section 5.2.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1	Regulatory Matters.

(a) As promptly as reasonably practicable following the date hereof, WAL and Target shall cooperate in preparing and each shall cause to be filed with the SEC mutually acceptable Proxy Materials which shall constitute the proxy statement-prospectus relating to the matters submitted to the Target stockholders at the Special Meeting and WAL shall prepare and file with the SEC the Registration Statement. The proxy statement-prospectus will be included as a prospectus in and will constitute a part of the Registration Statement as WAL’s prospectus. WAL shall use reasonable best efforts, and Target shall cooperate with WAL, to have the Registration Statement declared effective by the SEC and to keep the Registration Statement effective as long as is necessary to consummate the Merger and the transactions contemplated thereby. WAL and Target shall, as promptly as practicable after receipt thereof, provide the other party copies of any written comments and advise the other party of any oral comments, with respect to the Registration Statement received from the SEC. The parties shall cooperate and provide the other with a reasonable opportunity to review and comment on any amendment or supplement to the Proxy Materials and the Registration Statement prior to its filing with the SEC, and will provide each other with a copy of all such filings made with the SEC. Notwithstanding any other provision herein to the contrary, no amendment or supplement (including by incorporation by reference) of the Proxy Materials or the Registration Statement shall be made without the approval of both parties, which approval shall not be unreasonably withheld or delayed; provided that with respect to documents filed by a party which are incorporated by reference in the Registration Statement or Proxy Materials, this right of approval shall apply only with respect to information relating to the other party or its business, financial condition or results of operations. WAL will use reasonable best efforts to allow Target to cause the Proxy Materials to be mailed to Target stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Each party will advise the other party, promptly after it receives notice thereof, of the time when the Registration Statement has become effective, the issuance of any stop order, the suspension of the qualification of the WAL Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Registration Statement. If at any time prior to the Effective Time any information relating to WAL or Target, or any of their respective affiliates, officers or directors, should be discovered by WAL or Target, which should be set forth in an amendment or supplement to any of the Registration Statement or the Proxy Materials so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other party hereto and, to the extent required by law, rules or regulations, an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and disseminated to the stockholders of Target.

(b) The information regarding Target and its Subsidiaries to be supplied by Target for inclusion in the Registration Statement will not, at the time the Registration Statement becomes effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. In connection with the preparation of the Registration Statement, Target shall receive a written opinion from Morrison & Foerster LLP, counsel to Target, dated as of the date on which the Registration Statement is declared effective, to the effect that the Merger will qualify as a reorganization under Section 368(a) of the Code. Such counsel shall be entitled to rely upon representation letters from each of WAL, Target and others, in each case, in form and substance reasonably satisfactory to such counsel. Each such representation letter shall be dated as of the date of such opinion.

(c) The information regarding WAL and its Subsidiaries to be supplied by WAL for inclusion in the Registration Statement will not, at the time the Registration Statement becomes effective, contain any untrue statement of a material fact or omit to state any material fact to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. In connection with the preparation of the Registration Statement, WAL shall receive a written opinion from Hogan Lovells US LLP, counsel to WAL, dated as of the date on which the Registration Statement is declared effective, to the effect that the Merger will qualify as a reorganization under Section 368(a) of the Code. Such counsel shall be entitled to rely upon representation letters from each of Target, WAL and others, in each case, in form and substance reasonably satisfactory to such counsel. Each such representation letter shall be dated as of the date of such opinion.

(d) WAL also shall take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or to file a general consent to service of process) required to be taken under any applicable state securities laws in connection with the Merger and each of Target and WAL shall furnish all information concerning it and the holders of its Common Stock as may be reasonably requested in connection with any such action.

(e) Prior to the Effective Time, WAL shall use its commercially reasonable efforts to list on the New York Stock Exchange the additional shares of WAL Common Stock to be issued by WAL in exchange for the shares of Target Common Stock.

(f) WAL and Target will prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, and to obtain as promptly as practicable all Requisite Regulatory Approvals. WAL and Target shall cooperate with each other to effect the foregoing. Target and WAL shall have the right to review in advance, and to the extent practicable each will consult the other on, in each case subject to applicable Laws relating to the exchange of information, all the information relating to Target or WAL, as the case may be, which appears in any filing made with, or written materials submitted to, any Governmental Entity in connection with the transactions contemplated by this Agreement; provided, however, that nothing contained herein shall be deemed to provide either party with a right to review any information provided to any Governmental Entity on a confidential basis in connection with the transactions contemplated hereby. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to contemplation of the transactions contemplated herein.

(g) WAL and Target shall promptly advise each other upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the transactions contemplated by this Agreement which causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval) will not be obtained or that the receipt of any such approval will be materially delayed.

(h) The Board of Directors of Target or a committee of Non-Employee Directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act) shall adopt a resolution in advance of the Effective Time providing that the disposition by the officers and directors of Target of Target Common Stock, options to acquire Target Stock, Target Restricted Stock or Target Restricted Stock Units or other equity securities of Target pursuant to the Merger or the other transactions contemplated by this Agreement is intended to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act.

6.2	Access to Information.

(a) Upon reasonable notice and subject to applicable Laws relating to the exchange of information, Target shall accord to the officers, employees, accountants, counsel and other representatives of WAL, access, during normal business hours during the period prior to the Effective Time (and so long as such access does not materially disrupt the personnel and operations of Target and its subsidiaries), to all its properties, books, contracts, commitments and records and, during such period, Target shall make available to WAL (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws or federal or state banking laws unless prohibited by applicable Law or regulation and (ii) all other information concerning its business, properties and personnel as WAL may reasonably request. WAL will hold all such information in confidence to the extent required by, and in accordance with, the provisions of the Confidentiality Agreement.

(b) No investigation by either of the parties or their respective representatives shall relieve any other party from any breach or violation of this Agreement and shall not have any effect for the purposes of determining the satisfaction of the conditions set forth in Article VII or compliance by Target with the covenants set forth in Section 5.1.

(c) Unless prohibited by applicable Law or regulation, Target shall provide WAL with true, correct and complete copies of all financial and other information provided to directors of Target in connection with meetings of their Boards of Directors or committees thereof; provided, however, that, except as may be expressly required pursuant to the other terms of this Agreement, Target shall be under no obligation hereunder to deliver copies of, or otherwise make available to WAL, any information pertaining to (i) the deliberations of the Target Board of Directors involving the transactions contemplated hereby (except that Target shall provide WAL with access to the board resolutions of Target approving the transactions contemplated hereby) or (ii) relating to any

Competing Proposal, Superior Competing Transaction, Change in Target Recommendation, or Acquisition Transaction (including, in all cases, any related board deliberations, minutes, resolutions or other record or document).

(d) Notwithstanding anything to the contrary in this Agreement, Target shall not be required to deliver to WAL any reports filed by Target with the SEC for which WAL may obtain a copy through the SEC’s EDGAR filing system.

6.3	Stockholder Meeting.

(a) Target shall duly take all lawful action necessary to call, give notice of, convene and hold a meeting of its stockholders as promptly as practicable and in any event use its reasonable best efforts to hold such meeting no later than 35 days following the date upon which the Registration Statement becomes effective (the “Special Meeting”) for the purpose of voting upon the adoption of this Agreement and, unless the Target Board of Directors has effected a Change in Target Recommendation in accordance with Section 6.3(b), shall use its reasonable best efforts to solicit proxies for the adoption of this Agreement by such stockholders; provided, that nothing herein shall prevent Target from postponing or adjourning the Special Meeting if (x) a quorum is not present at the Special Meeting and Target during the period of such postponement or adjournment is using its reasonable best efforts to obtain a quorum, (y) Target is so required by applicable Laws, or (z) Target’s Board of Directors shall have determined in good faith (after consultation with outside legal counsel) that it is necessary to postpone or adjourn the Special Meeting, including in order to give stockholders of Target sufficient time to evaluate any information or disclosure that Target has sent to its stockholders or otherwise made available to its stockholders. The Board of Directors of Target shall recommend adoption of this Agreement by the stockholders of Target (the “Target Recommendation”) in the Proxy Materials and shall not directly or indirectly withdraw, modify or qualify in any manner adverse to WAL such recommendation (any such action being referred to as a “Change in Target Recommendation”), except as and to the extent expressly permitted by Section 6.3(b). Notwithstanding any Change in Target Recommendation, this Agreement shall be submitted to the stockholders of Target at the Special Meeting for the purpose of voting on the adoption of this Agreement and nothing contained herein shall be deemed to relieve Target of such obligation; provided, however, that if the Board of Directors of Target shall have effected a Change in Target Recommendation, then the Board of Directors of Target may submit this Agreement to Target’s stockholders with a neutral or negative recommendation (although the resolutions adopting this Agreement as of the date hereof may not be rescinded or amended), in which event the Board of Directors of Target may communicate the basis for such recommendation to the Target’s stockholders in the Proxy Materials and the Registration Statement or an appropriate amendment or supplement thereto or other document to the extent required by applicable Law.

(b) Notwithstanding the foregoing, prior to the date of the Special Meeting, Target and its Board of Directors shall be permitted to effect a Change in Target Recommendation if and only to the extent that:

(i)	its Board of Directors, after consultation with its outside counsel, determines in good faith that failure to take such action would or would be reasonably likely to result in a violation of its fiduciary duties under applicable Law, and

(ii)	if Target’s Board of Directors intends to effect a Change in Target Recommendation following and as a result of a Competing Proposal, it also has complied in all material respects with Section 6.12 and:

(A) such Competing Proposal did not result from any solicitation in violation of Section 6.12 and Target’s Board of Directors has concluded in good faith that such Competing Proposal constitutes a Superior Competing Transaction after considering all of the adjustments offered by WAL pursuant to clause (C) below in a manner that would form a binding contract if accepted by Target,

(B) Target has notified WAL in writing, at least three (3) Business Days in advance, of its intention to effect a Change in Target Recommendation (the “Notice Period”), specifying the material terms and conditions of any such Superior Competing Transaction (including the identity of the party making such Superior Competing Transaction) and furnishing to WAL a copy of the relevant proposed transaction agreements with the party making such Superior Competing Transaction and all other material documents and

(C) during the Notice Period, and in any event, prior to effecting such a Change in Target Recommendation, Target has negotiated, and has caused its financial and legal advisors to negotiate, with WAL in good faith (to the extent WAL desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Competing Proposal ceases to constitute a Superior Competing Transaction.

In the event of any material revisions to the Superior Competing Transaction, Target shall be required to deliver a new written notice to WAL and to again comply with the requirements of this Section 6.3(b) with respect to such new written notice, except that the Notice Period shall be reduced to two (2) Business Days.

6.4	Legal Conditions to Merger; Third Party Consents.

Each of WAL and Target shall use their reasonable best efforts (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements which may be imposed on such party with respect to the Merger and, subject to the conditions set forth in Article VII hereof, to consummate the transactions contemplated by this Agreement and (b) to obtain (and to cooperate with the other party to obtain) any consent, authorization, or approval of any third party non-Governmental Entity, or any waiver thereof, as may be required to be obtained (i) by Target under any Target Contract or (ii) by WAL under any material contract for which WAL is a party, in each case, in connection with the Merger and the other transactions contemplated by this Agreement.

6.5	Employees.

(a) To the extent permissible under the applicable provisions of the Code and ERISA, for purposes of crediting periods of service for eligibility to participate, entitlement to benefits and vesting, but not for pension benefit accrual purposes, under employee pension benefit plans (within the meaning of ERISA Section 3(2)) and employee welfare plans (within the meaning of ERISA Section 3(1)) maintained by WAL or Bank of Nevada, as applicable, individuals who are employees of Target or any Target Subsidiary at the Effective Time and who become eligible to participate in such plans will be credited with periods of service with Target or any Target Subsidiary (or with any predecessor to Target or any Target Subsidiary, to the extent such service is credited for such purposes under the corresponding Plan) before the Effective Time as if such service had been with WAL or Bank of Nevada, as applicable.

(b) If required by WAL in writing and delivered to Target not less than five (5) Business Days before the Closing Date, Target and each Target Subsidiary, as applicable, shall, on or before the day immediately preceding the Closing Date, (i) terminate the Target Bank 401(k) Plan and any other Plan that includes a qualified cash or deferred arrangement within the meaning of Code Section 401(k) (collectively, the “401(k) Plans”) and no further contributions shall be made to any 401(k) Plan after such termination or (ii) freeze the 401(k) Plans and no further contributions shall be made to any 401(k) Plan after such freeze; or (iii) authorize the merger of the 401(k) Plans into the WAL 401(k) Plan, in which case the participants of the 401(k) Plans shall be governed by the terms of the WAL 401(k) Plan. Target shall provide to WAL (i) certified copies of resolutions adopted by the Board of Directors of Target or such Target Subsidiary (or other such party as may be authorized, under the terms of the Plan, to amend and terminate the Plan), as applicable, authorizing such termination, freeze or merger of the 401(k) Plans and (ii) an executed amendment to each 401(k) Plan in form and substance reasonably satisfactory to WAL to conform the plan document for such Plan with all applicable requirements of the Code, and regulations thereunder, with regard to termination, freeze or merger of the 401(k) Plans. WAL and Bank of Nevada will not be obligated to make any matching or other employer contributions to any 401(k) Plan or any other plan after the Merger. Obligations of WAL or any WAL Subsidiary, with regard to any 401(k) Plan, shall be limited to those actions which are necessary to terminate, freeze or merge such 401(k) Plan (with the exception of the return of any amounts forfeited under any 401(k) Plan due to the termination of such 401(k) Plan).

(c) After the Effective Time, except to the extent that WAL or its Subsidiaries continues Plans in effect or as otherwise expressly provided in this Agreement, employees of Target or any of the Target Subsidiaries who become employed by WAL or any of the WAL Subsidiaries will be eligible for employee benefits that WAL or such WAL Subsidiary, as the case may be, provides to its newly-hired employees generally and, except as otherwise required by this Agreement, on substantially the same basis as is applicable to such newly-hired employees, provided that nothing in this Agreement shall require any duplication of benefits. To the extent permitted under applicable Law and WAL’s group health, life insurance and disability plans, and paid time off plans, WAL will or will cause Bank of Nevada to give credit to employees of Target and Target Subsidiaries, with respect to the satisfaction of the limitations as to pre-existing condition exclusions, evidence of insurability requirements, satisfaction of deductibles and waiting periods for participation and coverage that are applicable under such plans of WAL or Bank of Nevada, equal to the credit that any such employee had received as of the Effective Time towards the satisfaction of any such limitations and waiting periods under the comparable plans of Target or Target Subsidiaries and to waive preexisting condition limitations to the same extent waived under the corresponding Plan.

(d) After the Effective Time, WAL and each relevant WAL Subsidiary will honor and perform the obligations of Target under the contracts, plans and arrangements listed in Section 6.5(d) of the Target Disclosure Schedule subject to any required regulatory approval or satisfaction of a condition in any regulatory approval necessary for such action (with WAL and each relevant WAL Subsidiary taking commercially reasonable efforts acting in good faith to obtain any such regulatory approvals and/or satisfy any such regulatory conditions), except to the extent that any such agreements if permitted by the terms thereof shall be superseded or terminated at the Closing Date or following the Closing Date. Except for the contracts, plans and arrangements described in the preceding sentence and except as otherwise provided in this Agreement, subject to and following the occurrence of the Effective Time, the Plans of Target and any Subsidiary of Target shall, in the sole and absolute discretion of WAL, be frozen, terminated or merged into comparable plans of WAL or any relevant Subsidiary of WAL, effective at such time as WAL shall determine in its sole and absolute discretion.

(e) After the Effective Time, WAL and each relevant WAL Subsidiary will provide a severance benefit to each full-time employee of Target or any Target Subsidiary immediately before the Effective Time (except to the extent that any such employee who is a party to any written agreement relating to employment or severance described in Section 3.12(a) hereof or retention or severance plan described in Section 3.11(a) of the Target Disclosure Schedule is entitled to a severance benefit or retention benefit in lieu thereof) and whose employment is terminated involuntarily, other than for “Cause” (as defined below), by WAL or such WAL Subsidiary as of the Effective time or within three months thereafter. The severance benefit shall consist of continuation of such employee’s base salary or wages for a period equal to (i) two weeks multiplied by (ii) the number of full years of continuous service completed by such employee with Target or any Target Subsidiary, up to a maximum of 15 weeks, as if such employee had continued to be employed on a full-time basis by WAL or such WAL Subsidiary during such period, subject to applicable tax withholding. For purposes of this Section 6.5(e), “Cause” shall mean the employee’s personal dishonesty, willful misconduct, breach of fiduciary duty involving personal profit, failure to perform stated duties, violation of any law, rule or regulation (other than traffic violations or similar offenses) or final cease-and-desist order. After the Effective Time, WAL and each relevant WAL Subsidiary will honor and perform the obligations of Target under any written agreement relating to employment or severance described in Section 3.12(a) hereof or retention or severance plan described in Section 3.11(a) of the Target Disclosure Schedule.

(f) Notwithstanding anything contained in the agreements set forth in Sections 6.5(d) and 3.11 of the Target Disclosure Schedule or in this Agreement, no payment shall be made under any Plan that would constitute a “parachute payment” (as such term is defined in Code Section 280G), and to the extent that any such payment would constitute a “parachute payment,” the payment will be reduced to the extent necessary to avoid it being considered a “parachute payment.” Target and any relevant Subsidiary of Target will take any and all needed corporate action including any required plan amendments in order to effect the foregoing.

6.6	Indemnification.

(a) In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, in which any Person who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director or officer or employee of Target or any of its Subsidiaries (the “Indemnified Parties”) is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he is or was a director, officer or employee of Target or its Subsidiaries or any of their respective predecessors or (ii) this Agreement or any of the transactions contemplated hereby, whether in any case asserted or arising before or after the Effective Time, the parties hereto agree to cooperate and defend against and respond thereto to the fullest extent permitted by applicable Law, the certificate of incorporation and bylaws of Target and the applicable Target Subsidiaries as in effect on the date hereof and indemnification agreements, if any, in existence on the date hereof with any directors, officers and employees of Target and its Subsidiaries. It is understood and agreed that from and after the Effective Time, WAL shall indemnify, defend and hold harmless each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorney’s fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party), judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding or investigation to the same extent such persons are indemnified or have the right to advancement of expenses as of the date of this Agreement by Target and its Subsidiaries pursuant to applicable Laws, the certificate of incorporation and bylaws of Target and the applicable Target Subsidiaries as in effect on the date hereof and indemnification agreements, if any, in existence on the date hereof with any directors, officers and employees of Target and its Subsidiaries. In the event of any such threatened or actual claim, action, suit, proceeding or investigation (whether asserted or arising before or after the Effective Time), the Indemnified Parties may retain counsel reasonably satisfactory to WAL; provided, however, that (1) WAL shall have the right to assume the defense thereof and upon such assumption WAL shall not be liable to any Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by any Indemnified Party in connection with the defense thereof, except that if WAL elects not to assume such defense or counsel for the Indemnified Parties reasonably advises the Indemnified Parties that there are issues which raise conflicts of interest between WAL and the Indemnified Parties, the Indemnified Parties may retain counsel reasonably satisfactory to WAL, and WAL shall pay the reasonable fees and expenses of such counsel for the Indemnified Parties, (2) WAL shall be obligated pursuant to this Section 6.6(a) to pay for only one firm of counsel for each Indemnified Party, (3) WAL shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld or delayed), and (4) WAL shall not be obligated pursuant to this Section 6.6(a) to the extent that a final judgment determines that an Indemnified Party is not entitled to indemnification hereunder for any such losses, claims, damages, liabilities, costs, expenses, judgments, fines and amounts paid in settlement. Upon the request of an Indemnified Party, WAL shall be obligated to advance expenses incurred in connection with a threatened or pending action, suit or preceding in advance of final disposition of such action, suit or proceeding, unless WAL is prohibited from doing so by applicable Law; provided that WAL may require an undertaking by the Indemnified Party to repay such amount if it is determined that such party is not entitled to be indemnified by WAL. Any Indemnified Party wishing to claim indemnification under this Section 6.6(a), upon learning of any such claim, action, suit, proceeding or investigation, shall notify WAL thereof; provided, however, that the failure to so notify shall not affect the obligations of WAL under this Section 6.6(a) except to the extent such failure to notify materially prejudices WAL. WAL’s obligations under this Section 6.6(a) continue in full force and effect for a period of six years from the Effective Time; provided, however, that all rights to indemnification in respect of any claim asserted or made within such period shall continue until the final disposition of such claim. WAL shall require any successor to expressly assume its obligations under this Section 6.6(a).

(b) WAL shall purchase an extended reporting period endorsement or a “tail” policy for the benefit of the persons currently or formerly serving as officers and directors of Target who are, as of the date of this Agreement, individually covered by a directors’ and officers’ liability insurance policy, covering acts or omissions occurring at or prior to the Effective Time which were committed by such officers and directors in their capacity as such, which shall provide such directors’ and officers’ liability insurance coverage for an aggregate period of not less than six years following the Effective Time, on terms with respect to such coverage, and in an aggregate amount, not less favorable to such individuals than those of such policy in effect on the date hereof; provided however, that in no event shall WAL be required to expend, in the aggregate, an amount equal to more than 200% of the current annual premiums expended by Target to maintain or procure such coverage. In connection with the foregoing, Target agrees to provide such insurer or substitute insurer with such representations as such insurer may reasonably request with respect to the reporting of any prior claims.

(c) The provisions of this Section 6.6 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs and representatives and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise.

6.7	Subsequent Interim and Annual Financial Statements.

As soon as reasonably practicable after they become available, but in no event more than 45 days after the end of each calendar month ending after the date hereof, Target shall furnish to WAL (a) consolidated and consolidating financial statements (including balance sheets, statements of operations and stockholders’ equity) of Target and its Subsidiaries as of and for such month then ended, (b) internal management financial control reports showing actual financial performance against plan and previous period and (c) any reports provided to the Board of Directors of Target or any committee thereof relating to the financial performance and risk management of Target. In addition, Target shall furnish WAL with a copy of each report filed by Target or any of its Subsidiaries with a Governmental Entity within three (3) Business Days following the filing thereof. All information furnished by Target to WAL pursuant to this Section 6.7 shall be held in confidence to the same extent of WAL’s obligations under the Confidentiality Agreement.

6.8	Additional Agreements.

In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, or to vest the Surviving Corporation or the Surviving Bank with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger, or the constituent banks to the Bank Merger, as the case may be, the proper officers and directors of each party to this Agreement and WAL’s and Target’s Subsidiaries shall take all such necessary action as may be reasonably requested by WAL or Target, as the case may be.

6.9	Advice of Changes.

WAL and Target shall promptly advise the other party of any change or event that, individually or in the aggregate, has or would be reasonably likely to have a Material Adverse Effect on it or to cause or constitute a material breach of any of its respective representations, warranties or covenants contained herein. From time to time prior to the Effective Time, each party will promptly supplement or amend its disclosure schedule delivered in connection with the execution of this Agreement to reflect any matter which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such disclosure schedule or which is necessary to correct any information in such disclosure schedule which has been rendered inaccurate thereby. No supplement or amendment to such disclosure schedule shall have any effect for the purpose of determining satisfaction of the conditions set forth in Sections 7.2(a) or 7.3(a), as the case may be, or the compliance by Target with the covenants set forth in Section 5.1.

6.10	Current Information.

During the period from the date of this Agreement to the Effective Time, Target will cause one or more of its designated representatives to confer on a regular and frequent basis (not less than monthly) with representatives of WAL and to report the general status of the ongoing operations of Target. Target will promptly notify WAL of any material change in the normal course of business or in the operation of the properties of Target and of any complaints, investigations or hearings (or communications indicating that the same may be contemplated) of any Governmental Entity, or the institution or the threat of litigation involving Target, and will keep WAL fully informed of such events.

6.11	Transaction Expenses of Target.

(a) Target has provided at Section 6.11(a) of the Target Disclosure Schedule its estimated budget of transaction-related expenses reasonably anticipated to be payable by Target in connection with this transaction, including the fees and expenses of counsel, accountants, investment bankers and other professionals.

(b) Promptly after the execution of this Agreement, Target shall ask all of its attorneys and other professionals to render current and correct invoices for all unbilled time and disbursements. Target shall accrue and/or pay all of such amounts which are actually due and owing as soon as possible.

(c) Target shall advise WAL monthly of all out-of-pocket expenses which Target has incurred in connection with this transaction.

(d) Target, in reasonable consultation with WAL, shall make all arrangements with respect to the printing and mailing of the Proxy Materials. Target shall, if WAL reasonably deems necessary, also engage a proxy solicitation firm to assist in the solicitation of proxies for the Special Meeting. Target agrees to cooperate as to such matters.

6.12	Acquisition Proposals.

(a) From the date hereof until the Effective Time or, if earlier, the date on which this Agreement is terminated in accordance with Article VIII, Target shall not, directly or indirectly, and will instruct its officers, directors and executive employees and its accountants, consultants, legal counsel, investment bankers, financial advisors, agents and other representatives (collectively, “Representatives”) not to, directly or indirectly:

(i) initiate, solicit, encourage or knowingly facilitate (including by way of providing information) the submission of any inquiries, proposals or offers (whether firm or hypothetical) relating to or that would reasonably be expected to lead to, any Competing Proposal,

(ii) have any discussions with or provide any confidential information or data to any Person relating to a Competing Proposal, or engage in any negotiations concerning a Competing Proposal (other than discussions or requests for and receipt of information to ascertain the terms of any such Competing Proposal),

(iii) approve or recommend, or publicly propose to approve or recommend, any Competing Proposal,

(iv) approve or recommend, or publicly propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, memorandum of understanding, merger agreement, asset or share purchase or share exchange agreement, option agreement or other similar agreement relating to any Competing Proposal,

(v) enter into any agreement or agreement in principle requiring, directly or indirectly, Target to abandon, terminate or fail to consummate the transactions contemplated hereby or breach its obligations hereunder, or

(vi) publicly propose or agree to do any of the foregoing.

Notwithstanding the foregoing, in the event that Target receives a bona fide written Competing Proposal after the date hereof that did not result from solicitation in violation of this Section 6.12 and the Board of Directors of Target, after consultation with independent legal counsel, determines in good faith that such Competing Proposal constitutes or is reasonably likely to result in a Superior Competing Transaction, Target may, and may permit its Subsidiaries and its and their Representatives to, prior to (but not after) the date of the Special Meeting, take any or all action described in clauses (i) and (ii) above if the Board of Directors of Target concludes in good faith

(after receiving the advice of its outside counsel) that failure to take such actions would or would be reasonably likely to result in a violation of its fiduciary duties under applicable Law; provided, however, that prior to providing any confidential information or data to such Person, Target shall have received from such Person an executed confidentiality agreement with terms no less favorable to Target than those contained in the Confidentiality and Nondisclosure Agreement by and between WAL and Target, dated as of May 15, 2012 (the “Confidentiality Agreement”), and shall contemporaneously provide to WAL any non-public information concerning Target or its Subsidiaries to be provided to such Person which was not previously provided to WAL (or its Representatives);

(b) Target shall immediately cease and cause to be terminated any discussions or negotiations conducted before the date hereof with any third parties other than WAL with respect to any Competing Proposal, will use its reasonable best efforts to enforce any confidentiality, standstill or similar agreement relating to a Competing Proposal, including by instructing the other parties thereto to promptly return or destroy any confidential information previously furnished by or on behalf of Target thereunder, and will not waive or amend any provision of any such agreement, except as Target’s Board of Directors may determine in good faith, following consultation with its independent legal counsel, that taking such action would or would be reasonably likely to result in a violation of its fiduciary duties. Target will promptly (and in all events within 24 hours) following receipt of any Competing Proposal or any inquiry which would reasonably be expected to lead to a Competing Proposal advise WAL of the material terms thereof (including the identity of the Person making such Competing Proposal), and will keep WAL reasonably apprised of any related discussions and negotiations with the Person making such Competing Proposal and the status and terms thereof (including providing WAL with a copy of all material documentation and correspondence with the Person making such Competing Proposal relating thereto) on a current basis. Without limiting the foregoing, Target shall notify WAL orally and in writing within 24 hours after it enters into discussions or negotiations with another Person regarding a Competing Proposal or executes and delivers a confidentiality agreement with another Person in connection with a Competing Proposal.

(c) Nothing contained herein shall prevent Target from complying with Rule 14d-9 and Rule 14e-2(a)(2)-(3) promulgated under the Exchange Act with respect to a Competing Proposal; provided, that such Rules will in no way eliminate or modify the effect that any action pursuant to such Rules would otherwise have under this Agreement; and provided, further, that any such disclosure (other than a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) shall be deemed to be a Change in Target Recommendation unless the Board of Directors of Target expressly and concurrently reaffirms the Target Recommendation.

6.13	Takeover Laws.

Target and its Board of Directors shall (i) use reasonable best efforts to ensure that no state takeover Law or similar Law or any takeover-related provision in Target’s certificate of incorporation or bylaws is or becomes applicable to this Agreement, the Merger or any of the other transactions contemplated by this Agreement and (ii) if any state takeover Law or similar Law or any takeover-related provision in Target’s certificate of incorporation or bylaws becomes applicable to this Agreement, the Merger or any of the other transactions contemplated by this Agreement, use reasonable best efforts to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Law on this Agreement, the Merger and the other transactions contemplated by this Agreement.

6.14	Stockholder Litigation.

Target shall give WAL the opportunity to participate in the defense or settlement of any stockholder litigation against Target and/or its directors relating to the transactions contemplated by this Agreement, and no such settlement shall be agreed to without WAL’s prior written consent (such consent not to be unreasonably withheld or delayed).

ARTICLE VII

CONDITIONS PRECEDENT

7.1	Conditions to Each Party’s Obligation To Effect the Merger.

The respective obligation of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a)	Stockholder Approval.

This Agreement and the Merger shall have been approved and adopted by the affirmative vote of the holders of at least a majority of the outstanding shares of Target Common Stock.

(b)	Other Approvals.

All regulatory approvals required to consummate the transactions contemplated hereby (including those set forth in Sections 3.4(a) and 4.4(a)) shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods being referred to herein as the “Requisite Regulatory Approvals”). No Requisite Regulatory Approval shall contain a non-customary condition that materially alters the benefits for which WAL bargained in this Agreement.

(c)	Registration Statement.

The Registration Statement shall have been declared effective by the SEC, and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(d)	No Injunctions or Restraints; Illegality.

No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or any of the other transactions (an “Injunction”) contemplated by this Agreement shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits, restricts or makes illegal consummation of the Merger.

7.2	Conditions to Obligations of WAL.

The obligation of WAL to effect the Merger is also subject to the satisfaction or waiver by WAL at or prior to the Effective Time of the following conditions:

(a)	Representations and Warranties.

The representations and warranties of Target set forth in this Agreement shall be true and correct as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, except where the failure of such representations and warranties in the aggregate to be so true and correct has not had, and would not reasonably be expected to result in, a Material Adverse Effect on Target (disregarding any qualification in the text of the relevant representation or warranty as to materiality or Material Adverse Effect or words of similar import set forth therein). WAL shall have received a certificate signed on behalf of Target by each of the President and Chief Executive Officer and the Chief Financial Officer of Target to the foregoing effect.

(b)	Performance of Covenants and Agreements of Target

Target shall have performed in all material respects all covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date. WAL shall have received a certificate signed on behalf of Target by each of the President and Chief Executive Officer and the Chief Financial Officer of Target to such effect.

(c)	Consents under Agreements.

(i) The consent, approval or waiver of each Person (other than the Requisite Regulatory Approvals referred to in Section 7.1(b)) whose consent or approval shall be required in order to permit the succession by the Surviving Corporation pursuant to the Merger to any obligation, right or interest of Target under any loan or credit agreement, note, mortgage, indenture, lease, license or Target Contract shall have been obtained, except for those the failure of which to obtain will not result in a Material Adverse Effect on Target or the Surviving Corporation.

(ii) If WAL elects to execute the Bank Merger Agreement in connection with the consummation of the Merger, the consent, approval or waiver of each Person (other than the Requisite Regulatory Approvals referred to in Section 7.1(b)) whose consent or approval shall be required in order to permit the succession by the Surviving Bank pursuant to the Bank Merger to any obligation, right or interest of Target Bank under any loan or credit agreement, note, mortgage, indenture, lease, license or Target Contract shall have been obtained except for those, the failure of which to obtain, will not result in a Material Adverse Effect on Target Bank or the Surviving Bank.

(d)	No Material Adverse Effect.

Since the date of this Agreement, there shall have been no changes, other than changes contemplated by this Agreement, in the business, operations, condition (financial or otherwise), assets or liabilities of Target or any Target Subsidiary (regardless of whether or not such events or changes are inconsistent with the representations and warranties given herein) that individually or in the aggregate has had or would reasonably be expected to have a Material Adverse Effect on Target.

(e)	Tax Opinion.

WAL shall have received a written opinion from Hogan Lovells US LLP, counsel to WAL, dated as of the Closing Date, to the effect that the Merger will qualify as a reorganization under Section 368(a) of the Code. Such counsel shall be entitled to rely upon representation letters from each of Target, WAL and others, in each case, in form and substance reasonably satisfactory to such counsel. Each such representation letter shall be dated as of the date of such opinion.

7.3	Conditions to Obligations of Target

The obligation of Target to effect the Merger is also subject to the satisfaction or waiver by Target at or prior to the Effective Time of the following conditions:

(a)	Representations and Warranties.

The representations and warranties of WAL set forth in this Agreement shall be true and correct as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, except where the failure of such representations and warranties in the aggregate to be so true and correct has not had, and would not reasonably be expected to result in, a Material Adverse Effect on WAL (disregarding any qualification in the text of the relevant representation or warranty as to materiality or Material Adverse Effect or words of similar import set forth therein). Target shall have received a certificate signed on behalf of WAL by each of (i) either the President and Chief Executive Officer and (ii) the Chief Financial Officer of WAL to the foregoing effect.

(b)	Performance of Covenants and Agreements of WAL.

WAL shall have performed in all material respects all covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date. Target shall have received a certificate signed on behalf of WAL by each of (i) the President and Chief Executive Officer and (ii) the Chief Financial Officer of WAL to such effect.

(c)	Consents under Agreements.

The consent, approval or waiver of each Person (other than the Requisite Regulatory Approvals referred to in Section 7.1(b)) whose consent or approval shall be required in connection with the transactions contemplated hereby under any loan or credit agreement, note, mortgage, indenture, lease, license or other agreement or instrument to which WAL is a party or is otherwise bound shall have been obtained.

(d)	Listing of Shares.

The shares of WAL Common Stock to be issued in the Merger shall have been approved for listing on the NYSE.

(e)	Tax Opinion.

Target shall have received a written opinion from Morrison & Foerster LLP, counsel to Target, dated as of the Closing Date, to the effect that the Merger will qualify as a reorganization under Section 368(a) of the Code. Such counsel shall be entitled to rely upon representation letters from each of WAL, Target and others, in each case, in form and substance reasonably satisfactory to such counsel. Each such representation letter shall be dated as of the date of such opinion.

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1	Termination.

This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the stockholders of Target:

(a) by mutual consent of WAL and Target in a written instrument, if the Board of Directors of each so determines by a vote of a majority of the members of its entire Board;

(b) by either WAL or Target upon written notice to the other party (i) 30 days after the date on which any request or application for a Regulatory Approval shall have been denied or withdrawn at the request or recommendation of the Governmental Entity which must grant such Regulatory Approval, unless within the 30-day period following such denial or withdrawal the parties agree to file, and have filed with the applicable Governmental Entity, a petition for rehearing (or other applicable appeal) or an amended application, provided, however, that no party shall have the right to terminate this Agreement pursuant to this Section 8.1(b) if such denial or request or recommendation for withdrawal shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

(c) by either WAL or Target if the Merger shall not have been consummated on or before April 30, 2013, unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

(d) by either WAL or Target (provided that the terminating party is not in breach of its obligations under Section 6.3) if the approval of the stockholders of Target hereto required for the consummation of the

Merger shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of stockholders or at any adjournment or postponement thereof;

(e) by either WAL or Target (provided that the terminating party is not then in breach of any representation, warranty, covenant or other agreement contained herein that, individually or in the aggregate, would give the other party the right to terminate this Agreement) if there shall have been a breach of any of the representations or warranties set forth in this Agreement on the part of the other party, if such breach, individually or in the aggregate, has had or is likely to have a Material Adverse Effect on the breaching party, and such breach is not curable or shall not have been cured within 30 days following receipt by the breaching party of written notice of such breach from the other party hereto or such breach, by its nature, cannot be cured prior to the Closing;

(f) by either WAL or Target (provided that the terminating party is not then in breach of any representation, warranty, covenant or other agreement contained herein that, individually or in the aggregate, would give the other party the right to terminate this Agreement) if there shall have been a material breach of any of the covenants or agreements set forth in this Agreement on the part of the other party, and such breach is not curable or shall not have been cured within 30 days following receipt by the breaching party of written notice of such breach from the other party hereto or such breach, by its nature, cannot be cured prior to the Closing;

(g) by WAL, if the management of Target or its Board of Directors, for any reason, (i) fails to use its reasonable best efforts to call and hold within 35 days of the effective date of the Registration Statement a special meeting of Target’s stockholders to consider and approve this Agreement and the transactions contemplated hereby (except as provided in Section 6.3(a)) or (ii) fails to recommend to stockholders the approval of this Agreement and the transactions contemplated hereby;

(h) by Target if Target has (x) complied in all material respects with Section 6.12(a), and Target has given written notice to WAL that Target desires to enter into a Superior Competing Transaction, or (y) given written notice to WAL that Target’s Board of Directors has determined to change its recommendation in favor of the transactions contemplated hereby; provided, however, that such termination under this Section 8.1(h) shall not be effective unless and until Target shall have complied with the breakup fee provisions of Section 9.3;

(i) by WAL if, notwithstanding anything to the contrary above, the information set forth in Section 3.2 with respect to the capitalization of Target is inaccurate in any material respect;

(j) by Target, if the Board of Directors of Target so determines by vote of a majority of its members, by giving written notice to WAL not later than the end of the second Business Day next following the Determination Date, in the event that, as of the Determination Date, both of the following conditions are satisfied:

(i)	the Average Closing Price shall be less than 80% of the WAL Starting Price; and

(ii)	(A) the number obtained by dividing the Average Closing Price by the WAL Starting Price (such number, the “WAL Ratio”) is less than (B) the number obtained by dividing the Final Index Price by the Initial Index Price and subtracting 0.20 from such quotient (such number, the “Downside Index Ratio”).

During the five Business Day period commencing with its receipt of such notice, WAL may, at its option, adjust the Exchange Ratio to a number equal to the lesser of (x) a quotient (rounded to the nearest one-ten-thousandth), the numerator of which is the product of 0.80, the WAL Starting Price and the Exchange Ratio (as then in effect) and the denominator of which is the Average Closing Price or (y) a quotient (rounded to the nearest one-ten-thousandth), the numerator of which is equal to the product of the Exchange Ratio (as then in effect) and the Downside Index Ratio, and the denominator of which is equal to the WAL Ratio. If WAL makes an election contemplated by the preceding sentence within such five Business Day period, it shall give prompt written notice to Target of such election and the revised Stock Consideration, whereupon no termination shall have occurred pursuant to this Section 8.1(j) and this Agreement shall remain in effect in accordance with its terms (except as the Exchange Ratio shall have been so modified), and any references in this Agreement to “Exchange Ratio” shall thereafter be deemed to refer to the Exchange Ratio as adjusted pursuant to this Section 8.1(j).

If WAL shall enter into any merger agreement or other acquisition agreement pursuant to which, upon completion of the transactions contemplated thereby, less than 40% of the stockholders of WAL on the date hereof shall be stockholders of the entity surviving the transactions contemplated thereby, this Section 8.1(j) and Section 8.1(k) shall be of no further force or effect. If the outstanding shares of common stock of WAL or any company belonging to the Index Group shall be changed into a different number of shares by reason of any stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the date of the Agreement and the Determination Date, the prices for the common stock of such company will be appropriately adjusted.

For purposes of this Section 8.1(j) and Section 8.1(k), the following terms shall have the meanings set forth below:

“Average Closing Price” of the WAL Common Stock shall mean the volume weighted average sales prices per share of WAL Common Stock as reported on the consolidated transaction reporting system for securities traded on the New York Stock Exchange, Inc. (“NYSE”) (as reported in Bloomberg Financial Markets or, if not reported thereby, another authoritative source as the parties shall agree in writing) for the twenty consecutive trading days ending at the close of trading on the Determination Date (rounded to the nearest cent).

“Determination Date” means the date on which the last required approval of a Governmental Entity is obtained with respect to the Merger, without regard to any requisite waiting period.

“Final Index Price” means the arithmetic mean of the daily closing prices of the members of the Index Group for the same trading days used in calculating the Average Closing Price.

“Index Group” means the KBW Regional Bank Index (KRX) or, if such Index is not available, such substitute or similar index as substantially replicates the KBW Regional Bank Index.

“Initial Index Price” means the arithmetic mean of the daily closing prices of the members of the Index Group for the same trading days used in calculating the WAL Starting Price; and

(k) by WAL, if the Board of Directors of WAL so determines by vote of a majority of its members, by giving written notice to Target not later than the end of the second Business Day next following the Determination Date, in the event that, as of the Determination Date, both of the following conditions are satisfied:

(i)	the Average Closing Price shall be greater than 120% of the WAL Starting Price; and

(ii)	(A) the WAL Ratio is greater than (B) the number obtained by dividing the Final Index Price by the Initial Index Price and adding 0.20 to such quotient (such number, the “Upside Index Ratio”).

During the five Business Day period commencing with its receipt of such notice, Target may, at its option, adjust the Exchange Ratio to a number equal to the greater of (x) a quotient (rounded to the nearest one-ten-thousandth), the numerator of which is the product of 1.20, the WAL Starting Price and the Exchange Ratio (as then in effect) and the denominator of which is the Average Closing Price or (y) a quotient (rounded to the nearest one-ten-thousandth), the numerator of which is equal to the product of the Exchange Ratio (as then in effect) and the Upside Index Ratio, and the denominator of which is equal to the WAL Ratio. If Target makes an election contemplated by the preceding sentence within such five Business Day period, it shall give prompt written notice to WAL of such election and the revised Stock Consideration, whereupon no termination shall have occurred pursuant to this Section 8.1(k) and this Agreement shall remain in effect in accordance with its terms (except as the Exchange Ratio shall have been so modified), and any references in this Agreement to “Exchange Ratio” shall thereafter be deemed to refer to the Exchange Ratio as adjusted pursuant to this Section 8.1(k).

8.2	Effect of Termination.

In the event of termination of this Agreement by either WAL or Target as provided in Section 8.1, this Agreement shall forthwith become void and have no effect except (i) the last sentence of Section 6.2(a) and Sections 8.2, 9.2 and 9.3 shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, no party shall be relieved or released from any liabilities or damages arising out of its willful or intentional breach of any provision of this Agreement.

8.3	Amendment.

Subject to compliance with applicable Law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Board of Directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of Target; provided, however, that after any approval of the transactions contemplated by this Agreement by Target’s stockholders, there may not be, without further approval of such stockholders, any amendment of this Agreement which reduces the amount or changes the form of the consideration to be delivered to Target stockholders hereunder other than as contemplated by this Agreement. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

8.4	Extension; Waiver.

At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE IX

GENERAL PROVISIONS

9.1	Closing.

Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place at 10:00 a.m., Washington, D.C. time, at the offices of Hogan Lovells US LLP, counsel to WAL, on a date and place specified by the Parties, which shall be no later than five (5) Business Days after receipt of both the Requisite Regulatory Approvals and the approval of the stockholders of Target, or on such other date, place and time as the parties may agree in writing (the “Closing Date”).

9.2	Nonsurvival of Representations, Warranties and Agreements.

None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for those covenants and agreements contained herein and therein which by their terms apply in whole or in part after the Effective Time.

9.3	Expenses; Breakup Fee.

(a) All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense.

(b) In the event that this Agreement is terminated by WAL pursuant to Sections 8.1(e), (f) or (i), Target shall pay all documented, reasonable costs and expenses up to $400,000 incurred by WAL in connection with this Agreement and the transactions contemplated hereby.

(c) In the event that this Agreement is terminated by Target pursuant to Sections 8.1(e) or (f), WAL shall pay all documented, reasonable costs and expenses up to $400,000 incurred by Target in connection with this Agreement and the transactions contemplated hereby.

(d) In the event that this Agreement is terminated (i) by WAL or Target under Section 8.1(d) by reason of Target stockholders not having given any required approval and both (x) after the date of this Agreement there shall have been prior to the Special Meeting a Third Party Public Event and (y) within 12 months following such Special Meeting, Target enters into an agreement for an Acquisition Transaction or an Acquisition Transaction otherwise occurs, or (ii) by WAL pursuant to Sections 8.1(e) or (f) by reason of a willful or intentional material breach by Target, or Section 8.1(g) or (iii) by Target pursuant to Section 8.1(h), Target shall pay all documented, reasonable costs and expenses up to $400,000 incurred by WAL in connection with this Agreement and the transactions contemplated hereby, plus a breakup fee of $2.0 million.

(e) The parties acknowledge and agree that the remedies set forth in Sections 9.3(b), (c) and (d) shall be the sole and exclusive remedies for any losses incurred by WAL or Target, as the case may be, arising from the termination of this Agreement pursuant to any such Sections, except that (i) nothing herein shall preclude either party from specifically enforcing this Agreement in accordance with Section 9.9 below and (ii) each of WAL and Target shall be entitled to recover such other remedies as are available at law or in equity if WAL or Target, as the case may be, terminates this Agreement pursuant to Section 8.1(e) or Section 8.1(f), respectively, as a result of a willful or intentional breach of this Agreement by the other party.

9.4	Notices.

All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	if to WAL or Bank of Nevada, to:

Western Alliance Bancorporation One E. Washington St., Suite 1400

Phoenix, AZ 85004

Attn.: President and Chief Executive Officer

with a copy (which shall not constitute notice) to:

Hogan Lovells US LLP

Columbia Square

555 Thirteenth Street, N.W.

Washington, DC 20004-1109

Attn.: Stuart G. Stein, Esq.

and

(b)	if to Target, to:

Western Liberty Bancorp

8363 W. Sunset Road, Suite 350

Las Vegas, NV 89113

Attn: William Martin

with a copy (which shall not constitute notice) to:

Morrison & Foerster LLP

555 West Fifth Street, Suite 3500

Los Angeles, CA 90013

Attn: Henry M. Fields, Esq.

9.5	Interpretation.

When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of or an Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”.

9.6	Counterparts.

This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

9.7	Entire Agreement.

This Agreement (including the disclosure schedules, documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, other than the Confidentiality Agreement and those certain voting and support agreements dated as of even date herewith between WAL and the directors and executive officers of Target named therein (the “Target Stockholder Agreements”).

9.8	Governing Law.

This Agreement shall be governed and construed in accordance with the laws of the State of Nevada, without regard to any applicable conflicts of law rules.

9.9	Enforcement of Agreement.

The parties hereto agree that irreparable damage would occur in the event that the provisions of this Agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions thereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

9.10	Severability.

Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

9.11	Publicity.

Except as otherwise required by Law or the rules of the New York Stock Exchange or the Nasdaq Global Market (or such other exchange on which the WAL Common Stock may become listed), so long as this Agreement is in effect, neither WAL nor Target shall, nor shall WAL permit any of its Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement, or the Target Stockholder Agreements without the consent of the other party, which consent shall not be unreasonably withheld; provided, that the restrictions set forth in this Section 9.11 shall not apply to any press release or public announcement, statement or disclosure made or proposed to be made by Target pursuant to Section 6.12(c) or if Target’s Board of Directors shall have effected a Change in Target Recommendation in accordance with Section 6.3(b). WAL and Target shall promply following the execution of this Agreement issue a joint press release in mutually acceptable form and substance announcing the signing of this Agreement and the transactions contemplated hereunder.

9.12	Assignment; Limitation of Benefits.

Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 1.4 with respect to the payment of the Merger Consideration, Section 1.5 with respect to the treatment of stock options under the Target Stock Plan, Section 6.1 with respect to the registration of the WAL Common Stock to be issued as Merger Consideration and Section 6.6, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder, and the covenants, undertakings and agreements set out herein shall be solely for the benefit of, and shall be enforceable only by, the parties hereto and their permitted assigns.

9.13	Additional Definitions.

In addition to any other definitions contained in this Agreement, the following words, terms and phrases shall have the following meanings when used in this Agreement.

“401(k) Plans” has the meaning set forth in Section 6.5.

“Acquisition Transaction” means (a) a merger, acquisition, consolidation or other business combination involving Target, (b) a purchase, lease or other acquisition of all or substantially all of the assets of Target or (c) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of beneficial ownership (as the term “beneficial ownership” is defined in Regulation 13d-3(a) of the Securities Exchange Act of 1934) of securities representing 25.0% or more of the voting power of Target.

“Aggregate Cash Amount” has the meaning set forth in Section 2.1(c).

“Aggregate Stock Consideration” has the meaning set forth in Section 2.1(c).

“Agreement” has the meaning set forth in the preamble hereto.

“Applicable Stock Value” has the meaning set forth in Section 2.1(c).

“Average Closing Price” has the meaning set forth in Section 8.1(j).

“Bank Merger Agreement” has the meaning set forth in Section 1.1.

“Bank of Nevada” has the meaning set forth in the preamble hereto.

“Bank of Nevada MOU” means that certain memorandum of understanding entered into by and among Bank of Nevada, a wholly owned banking subsidiary of WAL, the FDIC and the NFID, dated as of July 5, 2012.

“Business Day” means Monday through Friday of each week, except a legal holiday recognized as such by the U.S. Government or any day on which banking institutions in the State of Nevada, Arizona or California are authorized or obligated to close.

“Cash Consideration” shall have the meaning set forth in Section 1.4(a)(i).

“Cash Election” shall have the meaning set forth in Section 1.4(a)(i).

“Cash Election Shares” shall have the meaning set forth in Section 1.4(a)(i).

“Cash Out Amount” has the meaning set forth in Section 1.5.

“Certificate of Merger” has the meaning set forth in Section 1.2.

“Change in Target Recommendation” has the meaning set forth in Section 6.3(a).

“Closing” has the meaning set forth in Section 9.1.

“Closing Date” has the meaning set forth in Section 9.1.

“Closing WAL Share Value” means the arithmetic average of the 4:00 p.m. Eastern Time closing sales prices of WAL Common Stock reported on the New York Stock Exchange Composite Tape for the five consecutive trading days immediately preceding but not including the trading day prior to the Closing Date; provided, however, if necessary to comply with any requirements of the Securities and Exchange Commission, the term Closing WAL Share Value shall be deemed to mean the date which is the closest in time but prior to the Closing Date which complies with such rules and regulations.

“Code” has the meaning set forth in Section 1.9.

“Competing Proposal” means any of the following involving Target or any Target Subsidiary: any proposal or offer from any Person relating to any direct or indirect acquisition or purchase by such Person of Target, any Target Subsidiary or any business line of Target that constitutes 15% or more of the net revenues, net income or assets of Target and its Subsidiaries, taken as a whole, or 15% or more of any class of equity securities of Target or any of its Subsidiaries, any tender offer or exchange offer that if consummated would result in any Person beneficially owning 15% or more of any class of equity securities of Target or any of its Subsidiaries, any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Target or any of its Subsidiaries, other than the transactions contemplated by this Agreement.

“Confidentiality Agreement” has the meaning set forth in Section 6.12.

“CRA” has the meaning set forth in Section 3.18(c).

“Derivative Transaction” has the meaning set forth in Section 3.28(b).

“Determination Date” has the meaning set forth in Section 8.1(j).

“DGCL” has the meaning set forth in Section 1.1.

“Dissenters’ Shares” has the meaning set forth in Section 2.4(a).

“Dissenting Holders” has the meaning set forth in Section 2.1(c).

“Downside Index Ratio” has the meaning set forth in Section 8.1(j).

“Effective Time” means the close of business on the Closing Date when the Merger is effective in accordance with the terms of this Agreement and the Bank Merger Agreement.

“Election” shall have the meaning set forth in Section 2.2(a).

“Election Deadline” shall have the meaning set forth in Section 2.2(d).

“Environmental Laws” has the meaning set forth in Section 3.14(a).

“ERISA” has the meaning set forth in Section 3.11(a).

“Exchange Act” has the meaning set forth in Section 3.6.

“Exchange Agent” has the meaning set forth in Section 2.2(a).

“Exchange Fund” has the meaning set forth in Section 2.2(i).

“Exchange Ratio” shall have the meaning set forth in Section 1.4(a)(ii).

“Exercise Election” shall have the meaning set forth in Section 1.5(a).

“Fairness Opinion” has the meaning set forth in Section 3.21.

“FDIC” has the meaning set forth in Section 3.1.

“FHLB” has the meaning set forth in Section 3.1(b).

“Final Index Price” has the meaning set forth in Section 8.1(j).

“Form of Election” shall have the meaning set forth in Section 2.2(b).

“GAAP” has the meaning set forth in Section 3.6.

“Governmental Entity” has the meaning set forth in Section 3.4(a).

“Hazardous Materials” has the meaning set forth in Section 3.14(e).

“Holder” shall have the meaning set forth in Section 2.2.

“Indemnified Parties” has the meaning set forth in Section 6.6.

“Index Group” has the meaning set forth in Section 8.1(j).

“Initial Index Price” has the meaning set forth in Section 8.1(j).

“Insider” has the meaning set forth in Section 3.19(e).

“Intellectual Property” has the meaning set forth in Section 3.24(a).

“Injunction” has the meaning set forth in Section 7.1(d).

“IT Assets” has the meaning set forth in Section 3.24.

“Knowledge” with respect to any entity, refers to the actual knowledge of such entity’s directors and officers in the ordinary course of their duties in such positions.

“Laws” means any and all statutes, laws, ordinances, rules, regulations, orders, permits, judgments, injunctions, decrees, case law and other rules of law enacted, promulgated or issued by any Governmental Entity.

“Letter of Transmittal” shall have the meaning set forth in Section 2.2(o).

“Loans” means any written or oral loan agreement, note or borrowing arrangement (including, without limitation, leases, credit enhancements, commitments, letters of credit, guarantees and interest-bearing assets).

“Material Adverse Effect” means, with respect to WAL or Target, as the case may be, a condition, event, change, circumstance or occurrence (including any loan charge-off) that is reasonably likely to have a material adverse effect upon (A) the financial condition, results of operations, prospects, asset quality, loans, securities, deposit accounts, business or properties of WAL or Target, taken as a whole, or (B) the ability of WAL or Target to perform its obligations under, and to consummate the transactions contemplated by, this Agreement but shall not include Target’s obligations under any employment or severance agreement set forth in Sections 3.11 or 3.12 of the Target Disclosure Schedule; provided, however, that in determining whether a Material Adverse Effect with respect to WAL or Target has occurred, there shall be excluded any condition, event, change, circumstance or occurrence impacting, or which would be reasonably expected to impact, WAL or Target, as the case may be, to the extent caused by, (i) any change generally affecting banks or bank holding companies or companies such as WAL or Target in laws, regulations or rules (or enforcement or interpretations thereof), or of GAAP or regulatory accounting principles or requirements (unless such change has a materially disproportionate adverse effect on WAL or Target relative to similarly situated organizations); (ii) any change in markets (including a general decline in the national or local securities or real estate markets) or conditions (financial, political or economic) affecting national or local economies or financial markets or the banking industry generally or community banks in particular, including without limitation interest rates and unemployment levels (unless such change has a materially disproportionate adverse effect on WAL or Target relative to similarly situated organizations); (iii) the failure, in and of itself, to meet earnings projections or internal financial forecasts, but not including any underlying causes thereof, or changes in the trading price of Target Common Stock or WAL Common Stock, in and of itself, but not including any underlying causes thereof; (iv) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism; (v) any event or circumstance resulting from or attributable to the execution or announcement of this Agreement or the pendency of the transactions contemplated hereby; (vi) any changes made by Target or other actions taken, delayed or omitted to be taken by Target, in each case, at the written request or with the written consent of WAL; and (vii) with respect to Target, any current restrictions or conditions imposed on Target by a Governmental Entity as a result of, or in connection with, its regulatory status, as disclosed to WAL in Section 3.9(b) of the Target Disclosure Schedule.

“Merger” has the meaning set forth in the recitals hereto.

“Merger Consideration” has the meaning set forth in Section 1.4(a).

“NFID” has the meaning set forth in Section 3.4(a).

“Non-Election Shares” shall have the meaning set forth in Section 1.4(a)(iii).

“Notice Period” has the meaning set forth in Section 6.3(b)(iii).

“OREO” has the meaning set forth in Section 3.14(e).

“Per Share Consideration” has the meaning set forth in Section 1.4(a).

“Person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity.

“Plans” has the meaning set forth in Section 3.11(a).

“Proxy Materials” has the meaning set forth in Section 3.4(a).

“Registration Statement” has the meaning set forth in Section 6.1(a).

“Regulatory Agencies” has the meaning set forth in Section 3.5(b).

“Regulatory Agreement” has the meaning set forth in Section 3.13.

“Requisite Regulatory Approval” has the meaning set forth in Section 7.1(b).

“Representatives” has the meaning set forth in Section 6.12.

“Sandler O’Neill” has the meaning set forth in Section 3.7.

“Scheduled IP” has the meaning set forth in Section 3.24.

“SEC” has the meaning set forth in Section 4.9.

“Securities Act” has the meaning set forth in Section 3.20.

“Shortfall Number” shall have the meaning set forth in Section 2.1(b)(ii).

“Software” has the meaning set forth in Section 3.24(a).

“Special Meeting” shall have the meaning set forth in Section 6.3.

“State Banking Approvals” has the meaning set forth in Section 3.4(a).

“State Regulator” has the meaning set forth in Section 3.5(b).

“Stock Consideration” shall have the meaning set forth in Section 1.4(a)(i)(ii).

“Stock Conversion Number” shall have the meaning set forth in Section 2.1.

“Stock Election” shall have the meaning set forth in Section 1.4(a)(ii).

“Stock Election Number” shall have the meaning set forth in Section 2.1(b)(i).

“Stock Election Shares” shall have the meaning set forth in Section 1.4(a)(ii).

“Subsidiary” means, with respect to any party, any corporation, partnership or other organization, whether incorporated or unincorporated, which is consolidated with such party for financial reporting purposes.

“Superior Competing Transaction” means any of the following involving Target or any Target Subsidiary: any proposal made by a third party to acquire, directly or indirectly, including pursuant to a tender offer, exchange offer, merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction, for consideration consisting of cash and/or securities, more than 50% of the combined voting power of the shares of Target Common Stock then outstanding or more than 50% of all the assets of Target, and otherwise on terms which the Board of Directors of Target determines in its good faith judgment (after consulting with legal counsel and Sandler O’Neill or another financial advisor of nationally recognized reputation), taking into account timing and all legal, financial, regulatory and other aspects of the proposal and the third party making the proposal (including any break-up fees, expense reimbursement provisions and conditions to consummation), to be more favorable to its stockholders than the Merger and for which financing, to the extent required, is then committed or which if not committed is, in the good faith judgment of its Board of Directors, reasonably capable of being obtained by such third party.

“Surviving Corporation” has the meaning set forth in Section 1.1.

“Target” has the meaning set forth in the preamble hereto.

“Target Common Stock” has the meaning set forth in Section 1.4(a).

“Target Contract” has the meaning set forth in Section 3.12(a).

“Target Disclosure Schedule” has the meaning set forth in Article III.

“Target Group” has the meaning set forth in Section 3.10(a).

“Target Recommendation” has the meaning set forth in Section 6.3(a).

“Target Restricted Stock” means any and all shares of Target Common Stock granted by Target in the form of “restricted stock” awards, to the extent that such shares are (i) unvested or (ii) vested but remain subject to forfeiture or transfer restrictions pursuant to the terms of the restricted stock awards.

“Target Stock Certificates” has the meaning set forth in Section 2.2(d).

“Target Stock Plan” has the meaning set forth in Section 1.5(c).

“Target Stockholder Agreements” has the meaning set forth in Section 9.7.

“Tax” has the meaning set forth in Section 3.10(c).

“Tax Return” has the meaning set forth in Section 3.10(c).

“Taxing Authority” has the meaning set forth in Section 3.10(c).

“Threshold Percentage” has the meaning set forth in Section 2.1(c).

“Third Party Public Event” means any of the following events: any person (as defined at Sections 3(a)(9) and 13(d)(3) of the Exchange Act and the rules and regulations thereunder), other than WAL or any affiliate of WAL, shall have made and disclosed publicly a bona fide proposal to Target or, by a public announcement or written communication that is the subject of public disclosure, to Target’s stockholders to engage in an Acquisition Transaction (including, without limitation, any situation in which any person other than WAL or any affiliate of WAL shall have commenced (as such term is defined in Rule 14d-2 under the Exchange Act), or shall have filed a registration statement under the Securities Act of 1933, as amended, with respect to a tender offer or exchange offer to purchase any shares of Target Common Stock such that, upon consummation of such offer, such person would have beneficial ownership of 20.0% or more of the then outstanding shares of Target Common Stock.

“Upside Index Ratio” has the meaning set forth in Section 8.1(k).

“U.S. Anti-Money Laundering Laws” means the Bank Secrecy Act (12 U.S.C. §§ 5311 through 5332, inclusive, as amended), 12 U.S.C. §§ 5340 through 5342, inclusive, as amended, the International Money Laundering Abatement and Anti-Terrorism Financing Act of 2001 (Title III of Pub. L. No. 107-56 (effective October 26, 2001), as amended), and the rules and regulations of the U.S. Department of the Treasury or any other Governmental Authority thereunder.

“WAL” has the meaning set forth in the preamble hereto.

“WAL Adjustment Event” shall have the meaning set forth in Section 2.3.

“WAL Common Stock” has the meaning set forth in Section 1.4(a)(ii).

“WAL Market Value” means the product of the Closing WAL Share Value multiplied by number of shares of WAL Common Stock issued and outstanding as of the trading date immediately prior to the Closing Date.

“WAL Preferred Stock” has the meaning set forth in Section 4.2(a).

“WAL Ratio” has the meaning set forth in Section 8.1(j).

“WAL Starting Price” means the volume weighted average sales prices per share of WAL Common Stock as reported on the consolidated transaction reporting system for securities traded on the NYSE (as reported in Bloomberg Financial Markets or, if not reported thereby, another authoritative source as the parties shall agree in writing) for the twenty consecutive trading days ending on the trading day prior to the date hereof (rounded to the nearest cent).

“WAL Stock Certificate” shall have the meaning set forth in Section 2.2(k).

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, Western Alliance Bancorporation and Western Liberty Bancorp have caused this Agreement to be executed and delivered by their respective officers thereunto duly authorized as of the date first above written.

WESTERN ALLIANCE BANCORPORATION

By:	/s/ Robert Sarver
	Name:	Robert Sarver
	Title:	Chairman of the Board of Directors and Chief Executive Officer

WESTERN LIBERTY BANCORP

By:	/s/ William E. Martin
	Name:	William E. Martin
	Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Appendix B

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE

OF DELAWARE

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

Appendix C

August 17, 2012

Board of Directors

Western Liberty Bancorp

8363 W. Sunset Road

Suite 350

Las Vegas, NV 89113

Ladies and Gentlemen:

Western Liberty Bancorp (“Western Liberty”) and Western Alliance Bancorporation (“WAL”) have entered into an agreement and plan of merger (the “Agreement”) pursuant to which Western Liberty will merge with and into WAL (the “Merger”). Pursuant to the terms of the merger, upon the effective date of the Merger, each share of Western Liberty common stock (the “Western Liberty Common Stock”) issued and outstanding immediately prior to the effective time of the Merger, except for certain shares as specified in the Agreement, will be converted into the right to receive, at the election of the holder thereof, either (i) the Cash Consideration or the (ii) the Stock Consideration. The Cash Consideration is equal to the Per Share Consideration. The Stock Consideration is equal to one share of Western Liberty Common Stock multiplied by the Exchange Ratio. The “Per Share Consideration” means an amount equal to $55,000,000 divided by the total number of shares of Western Liberty Common Stock issued and outstanding as of the Closing. The Exchange Ratio means the ratio obtained by dividing the Per Share Consideration by the WAL Starting Price. The other terms and conditions of the Merger are more fully set forth in the Agreement, and capitalized terms used herein without definition shall have the meanings assigned to them in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Per Share Consideration to the holders of Western Liberty common stock.

Sandler O’Neill & Partners, L.P., as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed, among other things: (i) the Agreement; (ii) certain financial statements and other historical financial information of Western Liberty that we deemed relevant; (iii) certain financial statements and other historical financial information of WAL that we deemed relevant; (iv) internal financial projections for Western Liberty for the years ending December 31, 2012 through December 31, 2014 and assumed growth rates for periods thereafter ending December 31, 2016 as discussed with senior management of Western Liberty; (v) publicly available analyst earnings estimates for WAL for the years ending December 31, 2012 through December 31, 2014 2013 and a publicly available long-term earnings per share growth rate for the years thereafter as discussed with senior management of WAL; (vi) a comparison of certain financial and other information for Western Liberty and WAL with similar publicly available information for certain other commercial banks, the securities of which are publicly traded; (vii) the terms and structures of other recent mergers and acquisition transactions in the commercial banking sector; (viii) the current market environment generally and in the commercial banking sector in particular; and (ix) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of senior management of Western Liberty the business, financial condition, results of operations and prospects of Western Liberty. We held similar discussions with certain members of the senior management of WAL regarding the business, financial condition, results of operations and prospects of Western Liberty.

With respect to the internal financial projections for Western Liberty and the publicly available analyst earnings and growth rate projections for WAL and in both cases used by Sandler O’Neill in its analyses, the senior managements of Western Liberty and WAL confirmed to us that those projections reflected the best currently available estimates and judgments of the such respective managements of the respective future financial performances of Western Liberty and WAL. We assumed that the financial performances reflected in all projections and estimates used by us in our analyses would be achieved. We express no opinion as to such financial projections or estimates or the assumptions on which they are based. In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by Western Liberty and WAL or that was otherwise reviewed by us and have assumed such accuracy and completeness for purposes of preparing this letter. We have further relied on the assurances of the management of Western Liberty and WAL that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading in any material respect. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Western Liberty and WAL or any of their respective subsidiaries. We did not make an independent evaluation of the adequacy of the allowance for loan losses of Western Liberty, WAL or the combined entity after the Merger and we have we not reviewed any individual credit files relating to Western Liberty or WAL. We have assumed, with your consent, that the respective allowances for loan losses for both Western Liberty and WAL are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

We have assumed that there has been no material change in the respective assets, financial condition, results of operations, business or prospects of Western Liberty or WAL since the date of the most recent financial data made available to us. We have also assumed in all respects material to our analysis that Western Liberty and WAL would remain as a going concern for all periods relevant to our analyses. We express no opinion as to any of the legal, accounting and tax matters relating to the Merger and any other transactions contemplated in connection therewith.

Our analyses and the views expressed herein are necessarily based on financial, economic, regulatory, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect our views. We have not undertaken to update, revise, reaffirm or withdraw this letter or otherwise comment upon events occurring after the date hereof.

We have acted as Western Liberty’s financial advisor in connection with the Merger and we will receive fees, the majority of which are due upon the closing of the Merger. We will receive a fee from Western Liberty for providing this opinion. Western Liberty has also agreed to indemnify us against certain liabilities arising out of our engagement. In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to Western Liberty and WAL and their affiliates. We may also actively trade the equity and debt securities of Western Liberty and WAL or their affiliates for our own account and for the accounts of our customers for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities. We render no opinion as to the trading value of WAL common stock at the time it is actually issued to Western Liberty shareholders and render no opinion as to the trading value of Western Liberty and WAL common stock at any time.

This letter is directed to the Board of Directors of Western Liberty in connection with its consideration of the Merger and does not constitute a recommendation to any shareholder of Western Liberty as to how such shareholder should vote at any meeting of shareholders called to consider and vote upon the Merger. Our opinion is directed only to the fairness, from a financial point of view, of the Per Share Consideration to holders of Western Liberty common stock and does not address the underlying business decision of Western Liberty to engage in the Merger, the relative merits of the Merger as compared to any other alternative business strategies that might exist for Western Liberty or the effect of any other transaction in which Western Liberty might engage. This opinion shall not be reproduced or used for used for any other purposes, without Sandler O’Neill’s prior written consent. This Opinion has been approved by Sandler O’Neill’s fairness opinion committee. We do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Merger by Western Liberty’s officers, directors, or employees, or class of such persons, relative to the compensation to be received in the Merger by any other shareholders of Western Liberty.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Per Share Consideration is fair to the holders of Western Liberty common stock from a financial point of view.

Very truly yours,

Appendix D

Execution Version

SUPPORT AGREEMENT

This Support Agreement (this “Agreement”) is dated as of August 17, 2012 among Western Alliance Bancorporation, a Nevada corporation (“Western”), and the stockholders of Western Liberty Bancorp, a Delaware corporation (“Target”), executing this Agreement on the signature pages hereto (each, a “Stockholder” and collectively, the “Stockholders”).

RECITALS

A.          Concurrently with the execution of this Agreement, Western and Target have entered into an Agreement and Plan of Merger (the “Merger Agreement”) which provides, among other things, for the merger (the “Merger”) of Target with and into Western, upon the terms and subject to the conditions set forth therein.

B.          As of the date hereof, each Stockholder is the record and Beneficial Owner (as defined below) of that number of Target Common Shares (as defined below) set forth below such Stockholder’s name on the signature page hereto.

C.          As a condition to Western’s willingness to enter into and perform its obligations under the Merger Agreement, each Stockholder has agreed to enter into this Agreement.

NOW THEREFORE, the parties hereto agree as follows:

I. CERTAIN DEFINITIONS

1.1.      Capitalized Terms. Capitalized terms used in this Agreement and not defined herein have the meanings ascribed to such terms in the Merger Agreement.

1.2.       Other Definitions. For the purposes of this Agreement:

“Beneficial Owner” or “Beneficial Ownership” with respect to any securities means having “beneficial ownership” of such securities as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

“Transfer” means, with respect to a security, the sale, grant, assignment, transfer, pledge, hypothecation, encumbrance, constructive sale, or other disposition of such security or the Beneficial Ownership thereof (including by operation of law), or the entry into of any contract, agreement or other obligation to effect any of the foregoing, including, for purposes of this Agreement, the transfer or sharing of any voting power of such security.

“Target Common Share” means a share of common stock, par value $0.0001 per share, of Target, including for purposes of this Agreement all shares or other voting securities into which a Target Common Share may be reclassified, sub-divided, consolidated or converted and any rights and benefits arising therefrom (including any dividends or distributions of securities which may be declared in respect of Target Common Shares).

II. SUPPORT OBLIGATIONS OF THE STOCKHOLDER

2.1.       Agreement to Vote. Each Stockholder irrevocably and unconditionally agrees that from and after the date hereof and prior to the Expiration Date (as defined in Section 5.13 hereof), at any meeting (whether annual or special, and at each adjourned or postponed meeting) of stockholders of Target, however called, or in connection with any written consent of Target’s stockholders, each Stockholder will (x) appear at each such meeting or otherwise cause all of its Owned Shares (as defined below) to be counted as present thereat for purposes of calculating a quorum, and respond to each request by Target for written consent, if any, and (y) vote (or consent), or cause to be voted (or validly execute and return and cause consent to be granted with respect to), all of such Stockholder’s Target Common Shares Beneficially Owned by such Stockholder and actually outstanding as of the applicable record date (including any Target Common Shares that such Stockholder may acquire after the date hereof, “Owned Shares”) and all other voting securities of or equity interests in Target: (i) in favor of the adoption of the Merger Agreement (whether or not recommended by the Board of Directors of Target), and (ii) against any action, agreement, transaction or proposal that relates to a Competing Proposal, Acquisition Transaction, Third Party Public Event or Superior Competing Transaction.

2.2.      Restrictions on Transfer.  Except as provided for herein, each Stockholder agrees from and after the date hereof not to (a) tender into any tender or exchange offer or otherwise directly or indirectly Transfer any Owned Shares (or any rights, options or warrants to acquire Target Common Shares), or (b) grant any proxies with respect to such Stockholder’s Owned Shares, deposit such Stockholder’s Owned Shares into a voting trust, enter into a voting agreement with respect to any of such Stockholder’s Owned Shares or otherwise restrict the ability of such Stockholder to exercise freely all voting rights with respect thereto. Any action attempted to be taken in violation of the preceding sentence will be null and void.

2.3.      No Solicitation.  Subject to Section 2.4 below, each Stockholder agrees that it will comply with Section 6.12 of the Merger Agreement, which Section is incorporated by reference herein.

2.4.      Capacity as Stockholder.  Each Stockholder is signing this Agreement solely in such Stockholder’s capacity as a stockholder of Target, and not in the Stockholder’s capacity as a director, officer or employee of Target or any of its subsidiaries. Each Stockholder makes no agreement or understanding in this Agreement in such Stockholder’s capacity as a director or officer of Target or any of its subsidiaries (if Stockholder holds such office), and nothing in this Agreement: (a) will limit or affect any actions or omissions taken by any Stockholder in such stockholder’s capacity as such a director or officer, including in exercising rights under the Merger Agreement, and no such actions or omissions shall be deemed a breach of this Agreement or (b) will be construed to prohibit, limit or restrict any Stockholder from exercising such Stockholder’s fiduciary duties as an officer or director to the Target or its stockholders.

III.    REPRESENTATIONS AND WARRANTIES

3.1.      Representations and Warranties of Stockholders.  Each Stockholder, severally and not jointly, represents and warrants to Western, as of the date of this Agreement, that (i) this Agreement has been duly authorized, executed and delivered by such Stockholder and constitutes the valid and binding agreement of such Stockholder, enforceable against such Stockholder in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or court of equity and by bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally; (ii) such Stockholder is the record and beneficial owner of the Owned Shares set forth below such Stockholder’s name on the applicable signature page hereto, with sole voting and dispositive power over such Owned Shares or the power to cause the voting of such Owned Shares as required herein; (iii) such Owned Shares are the only voting securities or interests in Target owned (beneficially or of record) by such Stockholder; (iv) such Owned Shares are owned by such Stockholder free and clear of all liens, charges, encumbrances, agreements and commitments of every kind, other than as expressly set forth herein; and (v) neither the execution or delivery of this Agreement nor the consummation by such Stockholder of the transactions contemplated hereby will violate any provisions of any Law or order, injunction, decree or judgment applicable to such Stockholder or any contract, agreement or other commitment to which such Stockholder is a party or by which such Stockholder or any of such Stockholder’s properties or assets (including such Owned Shares) is bound, other than for such liens, charges, encumbrances agreements and commitments and such violations of contracts, agreements or commitments, as would not prevent, impede or delay the performance by Stockholder of his or her obligations hereunder or impose any liability or obligation on Target or Western or any Subsidiaries or affiliates thereof.

IV. ADDITIONAL COVENANTS OF STOCKHOLDERS

4.1.      Waiver of Dissenters’ Rights.  Notwithstanding any provision in the Merger Agreement to contrary, each Stockholder hereby waives, and shall cause the record holders (if different from such Stockholder) of any Owned Shares Beneficially Owned by such Stockholder to waive, dissenters’ rights, if any, that such Stockholder or such record holder may have under Section 262 of the Delaware General Corporation Law in connection with the Merger and the transactions contemplated by the Merger Agreement.

4.2.      Disclosure.  Each Stockholder hereby authorizes Western and Target to publish and disclose in any announcement or disclosure required by the Securities and Exchange Commission (the “SEC”) and in the Proxy Materials such Stockholder’s identity and ownership of the Owned Shares and the nature of such Stockholder’s obligation under this Agreement.

4.3.      Non-Interference;  Further Assurances. Each Stockholder agrees that such Stockholder shall not take any action that would make any representation or warranty of such Stockholder contained herein untrue or incorrect in any material respect or have the effect of preventing or materially impeding, interfering with or adversely affecting the performance by such Stockholder of its obligations under this Agreement. Each Stockholder agrees to execute and deliver such additional documents and to take such further actions as necessary and reasonably requested by Western to confirm and assure the rights and obligations set forth in this Agreement or to consummate the transactions contemplated by this Agreement.

V.    GENERAL

5.1.      Notices.  All notices shall be in writing and shall be deemed given (i) when delivered personally, (ii) when telecopied (which is confirmed) or (iii) when dispatched by a nationally recognized overnight courier service to the parties at the following addresses (or at such other address for a party as shall be specified by like notice): (a) if to a Stockholder, to the address set forth below such Stockholder’s name on the signature page hereto, and (b) if to Western, in accordance with Section 9.4 of the Merger Agreement, or to such other Persons, addresses or facsimile numbers as may be designated in writing to each other party hereto by the Person entitled to receive such communication as provided above.

5.2.      No Third Party Beneficiaries.  This Agreement is not intended to confer any rights or remedies upon any Person other than the parties to this Agreement.

5.3.      Governing Law.  This Agreement and any controversies arising with respect hereto shall be construed in accordance with and governed by the law of the State of Nevada (without regard to principles of conflict of laws that would apply the law of another jurisdiction).

5.4.      Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. Upon such determination that any term, provision, covenant or restriction of this Agreement is invalid, void, unenforceable or against regulatory policy, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

5.5.      Assignment.  The provisions of this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns; provided, however, that no Stockholder may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of Western and any attempted assignment without such consent shall be null and void without effect; and provided, further, that Western may assign its respective rights or obligations hereunder to any direct or indirect wholly-owned Subsidiary of Western (or any successor thereto) without the prior written consent of the parties hereto.

5.6.      Interpretation.  For the purposes of this Agreement, (i) words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other gender as the context requires, (ii) the terms “hereof”, “herein”, and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including all of the Exhibits and Schedules hereto) and not to any particular provision of this Agreement, and Article, Section, paragraph references are to the Articles, Sections, paragraphs to this Agreement unless otherwise specified, (iii) the word “including” and words of similar import when used in this Agreement shall mean “including, without limitation,” unless the context otherwise requires or unless otherwise specified, (iv) the word “or” shall not be exclusive, (v) provisions shall apply, when appropriate, to successive events and transactions, (vi) unless otherwise specified, all references to any period of days shall be deemed to be to the relevant number of calendar days. The Article, Section and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted. References to a Person will refer to its predecessors and successors and permitted assigns.

5.7.      Amendments.  This Agreement may not be amended except by written agreement signed by Western and by each Stockholder.

5.8.      Extension;  Waiver. Western may (a) extend the time for the performance of any of the obligations of a Stockholder, (b) waive any inaccuracies in the representations and warranties of any Stockholder contained in this Agreement or in any document delivered under this Agreement, or (c) unless prohibited by applicable Laws, waive compliance by any Stockholder with any of the covenants or conditions contained in this Agreement. Any agreement on the part of a party to any extension or waiver will be valid only if set forth in an instrument in writing signed by such party. The failure of any part to assert any of its rights under this Agreement or otherwise will not constitute a waiver of such rights.

5.9.      Fees and Expenses.  Each party is responsible for its own fees and expenses (including the fees and expenses of financial consultants, investment bankers, accountants and counsel) in connection with the entry into of this Agreement and the consummation of the transactions contemplated hereby.

5.10.      Entire Agreement.  This Agreement constitutes the entire agreement and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties to this Agreement with respect to the subject matter of this Agreement.

5.11.      Remedies Cumulative.  Except as otherwise provided in this Agreement, any and all remedies expressly conferred upon a party to this Agreement will be cumulative with, and not exclusive of, any other remedy contained in this Agreement, at law or in equity. The exercise by a party to this Agreement of any one remedy will not preclude the exercise by it of any other remedy.

5.12.      Counterparts;  Execution. This Agreement may be executed in any number of counterparts, all of which are one and the same agreement. This Agreement may be executed by facsimile signature by any party and such signature is deemed binding for all purposes hereof, without delivery of an original signature being thereafter required.

5.13.      Effectiveness and Termination.  This Agreement will become effective when Western has received counterparts signed by all of the other parties and itself and shall terminate automatically and be of no further force or effect as of the Expiration Date. As used herein, “Expiration Date” means the earliest to occur of: (a) the Effective Time or (b) the termination of the Merger Agreement in accordance with its terms. Upon termination of this Agreement, except for any rights any party may have in respect of any breach by any other party of its or his obligations hereunder, none of the parties hereto shall have any further obligation or liability hereunder.

5.14.       Specific Performance.   The parties agree that the remedies at law for any breach or threatened breach, including monetary damages, are inadequate compensation for any loss and that any defense in any action for specific performance that a remedy at law would be adequate is waived. Accordingly, in the event of any actual or threatened default in, or breach of, any of the terms, conditions and provisions of this Agreement, the party or parties who are or are to be thereby aggrieved shall have the right to specific performance and injunctive or other equitable relief of its rights under this Agreement, in addition to any and all other rights and remedies at law or in equity, and all such rights and remedies shall be cumulative. Any requirements for the securing or posting of any bond with such remedy are waived.

5.15.       Submission to Jurisdiction.   The parties to this Agreement (a) irrevocably submit to the personal jurisdiction of the state and federal courts of the United States of America located in the State of Nevada and (b) waive any claim of improper venue or any claim that those courts are an inconvenient forum. The parties to this Agreement agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 5.1 or in such other manner as may be permitted by applicable Laws, will be valid and sufficient service thereof.

5.16.       Waiver of Jury Trial.   Each party acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues and, therefore, each such party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any action arising out of or relating to this Agreement or the transactions contemplated by this Agreement. Each party to this Agreement certifies and acknowledges that (a) no representative of any other party has represented, expressly or otherwise, that such other party would not seek to enforce the foregoing waiver in the event of an action, (b) such party has considered the implications of this waiver, (c) such party makes this waiver voluntarily, and (d) such party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section.

5.17       Regulatory Approval.   If any provision of this Agreement requires the approval of any regulatory authority in order to be enforceable, then such provision shall not be effective until such approval is obtained; provided, however, that the foregoing shall not affect the enforceability of any other provision of this Agreement.

[Rest of page intentionally left blank]

IN WITNESS WHEREOF, each party hereto has caused this Agreement to be signed as of the date first above written.

WESTERN ALLIANCE BANCORPORATION

By:	/s/ Randall S. Theisen
Name:	Randall S. Theisen
Title:	General Counsel

[Stockholder signature pages follow]

[Signature Page to Support Agreement]

STOCKHOLDERS

Stockholder: Jason N. Ader
Signature: /s/ Jason N. Ader
Title, if applicable: Director
Owned Shares: 400,367

Notice Address: 1370 Avenue of the Americas
28th Floor
New York, NY 10019

[Signature Page to Support Agreement]

Stockholder: Terrence L. Wright
Signature: /s/ Terrence L. Wright
Title, if applicable: Vice Chairman
Owned Shares: 84,482

Notice Address:
2500 N Buffalo Dr.
Las Vegas, NV 89128

[Signature Page to Support Agreement]

Stockholder: Patricia A. Ochal
Signature: /s/ Patricia A. Ochal
Title, if applicable: Chief Financial Officer
Owned Shares: 39,219

Notice Address: 4804 Evergreen Glen Drive
Las Vegas, Nevada 89130

[Signature Page to Support Agreement]

Stockholder: William E. Martin
Signature: /s/ William E. Martin
Title, if applicable: Chief Executive Officer/Director
Owned Shares: 163,494

Notice Address:
9 Mountain Cove Court
Henderson, NV 89052

[Signature Page to Support Agreement]

Stockholder: Michael B. Frankel
Signature: /s/ Michael B. Frankel
Title, if applicable: Chairman
Owned Shares: 50,000

Notice Address: 160 Riverside Drive
New York NY 10024

[Signature Page to Support Agreement]

Stockholder: Richard Deglman
Signature: /s/ Richard Deglman
Title, if applicable: Chief Credit Officer
Owned Shares: 0

Notice Address:
2288 Candlestick Ave.
Henderson, NV 89052

[Signature Page to Support Agreement]

Stockholder: Richard A.C. Coles
Signature: /s/ Richard A.C. Coles
Title, if applicable: Director
Owned Shares: 50,195

Notice Address: 48 Pleasant Ridge Rd
Harrison, NY 10528
OR
Fiorenza Fontana
c/o Constellation Wealth Advisors LLC
505 Fifth Ave
19th Floor
New York, New York 10017

[Signature Page to Support Agreement]

Stockholder: Calico Basin Investors, LLC Curtis W. Anderson, Mgr.
Signature: /s/ Curtis W. Anderson
Title, if applicable: Director
Owned Shares: 29,986

Notice Address: 3065 South Jones Blvd. #100
Las Vegas, NV 89146

[Signature Page to Support Agreement]

PART II:

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers

Article V of Western Alliance’s amended and restated articles of incorporation provides that, to the fullest extent permitted by applicable law as then in effect, no director or officer shall be personally liable to the company or any stockholder for damages for breach of fiduciary duty as a director or officer, except for (i) acts or omissions which involve intentional misconduct, fraud, or a knowing violation of law or (ii) the payment of dividends in violation of NRS § 78.300.

Article IV of Western Alliance’s amended and restated bylaws provides for indemnification of its directors, officers, employees and other agents and advancement of expenses. As permitted by the Nevada Revised Statues, Western Alliance’s bylaws provide that the company will indemnify a director or officer if the individual acted in good faith in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The Nevada Revised Statues do not permit indemnification as to any claim, issue or matter as to which such person has been adjudged by a court of competent jurisdiction to be liable to the corporation, or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought determines upon application that in view of all of the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper. In addition, Western Alliance’s bylaws provide that indemnification shall not be made to or on behalf of any director or officer if a final adjudication establishes that his or her acts or omissions involved intentional misconduct, fraud, or a knowing violation of the law and were material to the cause of action.

Western Alliance has entered into indemnification agreements with certain of its directors and executive officers in addition to indemnification provided for in its bylaws. Western Alliance maintains, on behalf of its directors and officers, insurance protection against certain liabilities arising out of the discharge of their duties, as well as insurance covering Western Alliance for indemnification payments made to its directors and officers for certain liabilities. The premiums for such insurance are paid by Western Alliance.

Item 21.	Exhibits and Financial Statement Schedules

(a) The exhibits required by this item are set forth on the Exhibit Index attached hereto.

Item 22.	Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change in such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(5) That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6) That, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

•	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

•	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

•

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

•	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) The registrant undertakes that every prospectus (1) that is filed pursuant to the paragraph immediately preceding, or (2) that purports to meet the requirements of section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(f) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(g) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Las Vegas, State of Nevada, on August 27, 2012.

WESTERN ALLIANCE BANCORPORATION

By:	/s/ Robert Sarver
Robert Sarver Chairman of the Board and Chief Executive Officer

Each person whose signature appears below constitutes and appoints Robert G. Sarver and Dale Gibbons, and each and any of them, his or her true and lawful attorney-in-fact and agent, each acting alone, with full and several power of substitution, for him or her and his or her name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agents or any of them, or their substitutes, may lawfully do or cause to be done.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in their listed capacities on August 27, 2012:

Name	Title

/s/ Robert Sarver Robert Sarver	Chairman of the Board; President and Chief Executive Officer

/s/ Dale Gibbons Dale Gibbons	Executive Vice President and Chief Financial Officer

/s/ Kenneth A. Vecchione Kenneth A. Vecchione	President and Chief Operating Officer

/s/ J. Kelly Ardrey Jr. J. Kelly Ardrey Jr.	Senior Vice President and Chief Accounting Officer

/s/ Bruce Beach Bruce Beach	Director

/s/ William S. Boyd William S. Boyd	Director

/s/ Steve J. Hilton Steve J. Hilton	Director

/s/ Marianne Boyd Johnson Marianne Boyd Johnson	Director

Cary Mack	Director

/s/ Todd Marshall Todd Marshall	Director

/s/ M. Nafees Nagy, M.D. M. Nafees Nagy, M.D.	Director

/s/ James Nave, D.V.M James Nave, D.V.M	Director

/s/ John P. Sande, III John P. Sande, III	Director

/s/ Donald D. Snyder Donald D. Snyder	Director

/s/ Sun Won Sohn Sun Won Sohn	Director

/s/ Kenneth A. Vecchione Kenneth A. Vecchione	Director

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

2.1	Agreement and Plan of Merger dated as of August 17, 2012 between Western Alliance Bancorporation and Western Liberty Bancorp (included as Appendix A to this proxy statement/prospectus).

3.1	Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3.1 to Amendment No. 1 to Western Alliance’s Registration Statement on Form S-1 filed with the SEC on June 7, 2005).

3.2	Amended and Restated By-Laws (incorporated by reference to Exhibit 3.1 to Western Alliance’s Form 8-K filed with the SEC on January 25, 2008).

3.3	Certificate of Designations for the Fixed Rate Cumulative Perpetual Preferred Stock, Series A, of Western Alliance Bancorporation (incorporated by reference to Exhibit 3.1 to Western Alliance’s Form 8-K filed with the SEC on November 25, 2008).

3.4	Amended and Restated By-Laws (incorporated by reference to Exhibit 3.1 to Western Alliance’s Form 8-K filed with the SEC on January 25, 2008).

3.5	Amendment to Amended and Restated By-Laws (incorporated by reference to Exhibit 3.1 to Western Alliance’s Form 8-K filed with the SEC on September 20, 2010).

3.6	Certificate of Amendment to Amended and Restated Articles of Incorporation of Western Alliance Bancorporation (incorporated by reference to Exhibit 3.1 to Western Alliance’s Form 8-K filed with the SEC on May 3, 2010).

3.7	Certificate of Amendment to Amended and Restated Articles of Incorporation of Western Alliance Bancorporation (incorporated by reference to Exhibit 3.1 to Western Alliance’s Form 8-K filed with the SEC on November 30, 2010).

3.8	Certificate of Designations for the Fixed Rate Cumulative Perpetual Preferred Stock, Series B, of Western Alliance Bancorporation (incorporated by reference to Exhibit 3.1 to Western Alliance Bancorporation’s Form 8-K filed with the Securities and Exchange Commission on September 28, 2011).

3.9	Certificate of Correction to the Certificate of Designations for the Non-Cumulative Perpetual Preferred Stock, Series B, of Western Alliance Bancorporation (incorporated by reference to Exhibit 3.9 to Western Alliance’s Form 10-Q filed with the SEC on November 8, 2011).

4.1	Form of common stock certificate (incorporated by reference to Western Alliance’s Registration Statement on Form S-1, File No. 333-124406, filed with the SEC on June 27, 2005 and incorporated herein by reference).

5.1*	Opinion of Randall S. Theisen, Esq.

8.1*	Opinion of Hogan Lovells US LLP as to tax matters.

8.2*	Opinion of Morrison & Foerster LLP as to tax matters.

23.1	Consent of Crowe Horwath LLP.

23.2	Consent of McGladrey LLP.

23.3*	Consent of Randall S. Theisen, Esq. (included in Exhibit 5.1)

23.4*	Consent of Hogan Lovells US LLP (included in Exhibit 8.1)

23.5*	Consent of Morrison & Foerster LLP (included in Exhibit 8.2)

24.1	Power of Attorney (included on signature page hereto)

99.1	Consent of Sandler O’Neill & Partners, L.P.

99.2	Form of Proxy Card for Special Meeting of Stockholders of Western Liberty Bancorp

*	To be filed by amendment.